The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. We are not using this preliminary prospectus supplement or the accompanying prospectus to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

Filed pursuant to rule 424(B)(2)
File no. 333-159673
Subject to Completion September 4, 2009

PRELIMINARY PROSPECTUS SUPPLEMENT
(To prospectus dated August 31, 2009)

16,000,000 Shares

GHL Acquisition Corp.

Common Stock

We are offering 16,000,000 shares of our common stock, par value $0.001 per share. The closing of this offering is conditioned on the completion of our proposed acquisition (the “Acquisition”) of Iridium Holdings LLC (“Iridium Holdings”). As a result, any shares you purchase pursuant to this offering will not be entitled to vote in connection with the Acquisition or receive any proceeds from the trust account if we do not consummate an initial business combination by February 14, 2010. We will receive all of the net proceeds from the sale of such shares. Our common stock is traded on the NYSE Amex under the symbol “GHQ.” We intend to delist the shares of our common stock on the NYSE Amex and seek to have the shares of our common stock approved for listing on the Nasdaq Stock Market (“NASDAQ”) following the pricing of this offering.

On September 2, 2009, the reported last sale price of our common stock on the NYSE Amex was $10.00 per share.

If we are unable to complete the Acquisition prior to the scheduled closing of this offering, no shares of common stock will be sold and delivered in this offering. As a result, you are advised not to sell shares of common stock to be acquired in this offering prior to the closing of this offering as secondary trades in the shares of common stock offered hereby will not settle if this offering does not close.

You should consider the risks which we have described in “Risk Factors” beginning on page S-18 before buying shares of our common stock.

Per
	Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may purchase up to an additional 2,400,000 shares from us at the public offering price, less the underwriting discount, within 40 days from the date of this prospectus supplement to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or before          , 2009.

RAYMOND JAMES
RBC CAPITAL MARKETS
STIFEL NICOLAUS

The date of this prospectus supplement is          , 2009

You should rely only on the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither we nor the underwriters have authorized anyone to provide you with different information from that contained in this prospectus supplement and the accompanying prospectus. We are not making an offer of the shares of common stock covered by this prospectus supplement in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates on the front covers of those documents.

Except as otherwise specified, the terms the “Company,” “we,” “us” and “our” refer to GHL Acquisition Corp. (to be renamed Iridium Communications Inc. following the Acquisition), a Delaware corporation, and, except for periods prior to the date of completion of the Acquisition, Iridium Holdings and its subsidiaries. References to “GHQ” refer to GHL Acquisition Corp. prior to the completion of the Acquisition and references to “Iridium Holdings” refer to Iridium Holdings LLC and its subsidiaries prior to the completion of the Acquisition. References to “Greenhill” or our “founding stockholder” refer to Greenhill & Co., Inc. References to “initial stockholders” refer to Greenhill and its permitted transferees. References to “public stockholders” refer to purchasers of shares of our common stock in our initial public offering (“IPO”) or in the secondary market, including our founding stockholder, officers or directors and their affiliates to the extent they purchased or acquired shares in the IPO or in the secondary market.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of our common stock. The second part, the accompanying prospectus, gives more general information about the securities we may offer from time to time. If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should carefully read both this prospectus supplement and the accompanying prospectus, together with additional information described under the heading “Where You Can Find More Information” before deciding to invest in the common stock being offered.

MARKET AND INDUSTRY DATA AND FORECASTS

Information contained in this prospectus supplement and accompanying prospectus concerning the mobile satellite services industry, the domestic and international markets for Iridium Holdings’ products, services and applications, the historic growth rate and the future of the mobile satellite services market and of Iridium Holdings’ market share or position in any vertical market is based on Iridium Holdings’ internal estimates and research as well as on industry and general publications, studies, surveys and forecasts conducted by third parties, including Euroconsult, GSM Association & Europa Technologies, Northern Sky Research and TMF Associates, on assumptions that Iridium Holdings has made that are based on that data and other similar sources as well as its knowledge of the markets for its products, services and applications.

While Iridium Holdings has informed us that it believes each of these publications, studies, surveys and forecasts are reliable, Iridium Holdings has not independently verified the market and industry data provided by third parties or by industry or general publications. Similarly, while Iridium Holdings believes its internal estimates and research are reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source, and neither we nor Iridium Holdings make any representation or warranty as to the accuracy and completeness of such estimates and information.

For purposes of this prospectus supplement and accompanying prospectus, when we discuss Iridium Holdings’ position in the market for mobile satellite services, its market position is based on its total revenues in relation to the revenues of the principal industry players in 2008. For purposes of this prospectus supplement and accompanying prospectus, “principal industry players” are defined as Iridium Holdings, Inmarsat plc. (“Inmarsat”), Globalstar, Inc. (“Globalstar”), Thuraya Satellite Telecommunications Company (“Thuraya”), SkyTerra Communications (“SkyTerra”), Orbcomm Inc. (“Orbcomm”), ICO Global Communication (Holdings) Limited (“ICO”) and TerreStar Networks, Inc. (“TerreStar”).

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. In some cases you can identify these statements by forward-looking words such as “may,” “might,” “will,” “will likely result,” “should,” “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “potential,” “continue,” “believes” and similar expressions, although some forward-looking statements are expressed differently.

These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause our actual results, performance or achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These risks and uncertainties include, but are not limited to:

•	whether the Acquisition will be approved by our stockholders;

•	whether the closing conditions of the Acquisition and this offering will be satisfied;

•	the level and type of demand for Iridium Holdings’ products and services;

•	Iridium Holdings’ ability to maintain the health, capacity, control and level of service of its satellite network;

•	Iridium Holdings’ ability to cost-effectively design, construct and launch Iridium NEXT;

•	Iridium Holdings’ ability to obtain capital to meet its future capital requirements, in particular the funding for Iridium NEXT and related ground infrastructure, products and services;

•	changes in general economic, business and industry conditions;

•	Iridium Holdings’ and its distributors’ ability to introduce innovative products, services and applications that satisfy market demand;

•	the ability of Iridium Holdings’ distributors to market and sell Iridium Holdings’ products, services and applications effectively;

•	the ability of Iridium Holdings’ competitors to develop and offer similar services and products;

•	Iridium Holdings’ ability to maintain its relationship with U.S. government customers, particularly the Department of Defense (“DoD”);

•	denials or delays in receipt of regulatory approvals or non-compliance with conditions imposed by regulatory authorities;

•	legal, regulatory and tax developments, including additional requirements imposed by changes in domestic and foreign laws and regulations; and

•	rapid and significant technological changes in the telecommunications industry.

There is no assurance that our expectations will be realized. If one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. Such risks and uncertainties also include those set forth under “Risk Factors” starting on page S-18 and those described under “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2008, as amended, and incorporated herein by reference. Our forward-looking statements speak only as of the time they are made and do not necessarily reflect our outlook at any other point in time. Except as required by law or regulation, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or for any other reason.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer for a more complete understanding of this offering. Please read the information set forth under the heading “Risk Factors” on page S-18 and the information set forth under “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2008, as amended, incorporated by reference in this prospectus supplement, for more information about important factors that you should consider before buying our common stock in this offering.

For purposes of “—Iridium Holdings LLC” in this summary, the terms “we,” “us” and “our” refer to Iridium Holdings LLC and its subsidiaries.

Iridium Holdings LLC

Our Business

We are the second largest provider of mobile voice and data communications services via satellite, and the only provider of mobile satellite communications services offering 100% global coverage. Our satellite network provides communications services to regions of the world where existing wireless or wireline networks do not exist or are impaired, including extremely remote or rural land areas, open ocean, the Polar Regions (defined as those regions at or above 70 degrees latitude) and regions where the telecommunications infrastructure has been affected by political conflicts or natural disasters. Demand for our mobile satellite services and products is growing as a result of the increasing need for reliable communications services in all locations.

We offer voice and data communications services to the U.S. and foreign governments, businesses, non-governmental organizations and consumers via our constellation of 66 in-orbit satellites, seven in-orbit spares and related ground infrastructure, including a primary commercial gateway. We utilize an interlinked mesh architecture to route traffic across our satellite constellation using radio frequency crosslinks. This unique architecture minimizes the need for ground facilities to support the constellation, which facilitates the global reach of our services and allows us to offer services in countries and regions where we have no physical presence.

The U.S. government, directly and indirectly, has been and continues to be our largest customer, generating $67.8 million, or 21.1%, of our total revenues for the year ended December 31, 2008, and $36.6 million, or 23.1%, of our total revenues for the six months ended June 30, 2009. The Department of Defense (DoD) owns and operates a dedicated gateway that is only compatible with our satellite network. The U.S. Army, Navy, Air Force and Marines, as well as other nations’ military forces, use our voice and data services for a variety of mission-critical applications, including for combat, training and daily operations. In addition to voice and data products used by soldiers for primary and backup communications solutions, our products and related applications are installed in ground vehicles, unmanned aerial vehicles, helicopters and aircraft and used for command and control and situational awareness purposes. Our satellite network provides the DoD with a secure communication system because traffic is routed across our satellite constellation before being brought down to earth via the dedicated, secure DoD gateway, thus reducing the risk of electronic jamming and eavesdropping. Since our inception, the DoD has made significant investments to build a dedicated gateway in Hawaii and to purchase our handsets and devices, all of which are only compatible with our satellite network. The DoD would have to incur significant time and expense to replicate our network architecture and replace our voice and data services with a competing service provider.

Our commercial end-user base, which we view as our primary growth engine, is very diverse and includes the emergency services, maritime, government, utilities, oil and gas, mining, leisure, forestry, construction and transportation markets. Many of our end-users increasingly view our products and services as critical to their daily operations and integral to their communications and business infrastructure. For example, multinational corporations in various sectors use our services for business telephony, email and data transfer services and to provide pay telephony services for employees in communities inadequately served by terrestrial networks. Ship crews and passengers use our services to send and receive email and data files as well as facsimiles, and to receive electronic newspapers, weather reports, emergency bulletins and electronic charts. Shipping operators use our services to manage inventory on board ships and to transmit data, such as course, speed and fuel stock. Aviation-based end- users use our services for air-to-ground telephony and data communications.

We sell our products and services to commercial end-users exclusively through a wholesale distribution network, encompassing approximately 65 service providers, 110 value-added resellers and 45 value-added manufacturers, who either sell directly to the end-user or indirectly through other service providers, value-added resellers or dealers. These distributors often integrate our products and services with other complementary hardware and software and have developed over 200 unique applications for our products and services targeting specific vertical markets. We expect that demand for our services will increase as more applications are developed for our products and services.

We and our partners have a history of developing innovative products, services and applications to expand our markets. These innovations have driven our market expansion and increased service revenue. For example, in 2005 we introduced the Iridium 9601 short burst data modem, which is typically used in tracking, sensor and data applications and systems. In October 2008, we began offering the Iridium OpenPort terminal, specifically engineered for maritime voice and data use, including high bandwidth and flexible configuration options. We believe that the relatively low cost and high functionality of the Iridium OpenPort terminal will allow us to expand and further penetrate the maritime market. In addition, pursuant to a DoD funded research and development contract, we are also developing new services, such as “Netted Iridium,” which provides push-to-talk capability and is being used today by soldiers in the field for improved “over-the-horizon” tactical communications capability. We and our partners also design innovative applications for our products and services which are tailored to the specific needs of end-users in various industries. For example, oil-field service companies, like Schlumberger Limited, use our services to run applications that allow remote monitoring and operation of equipment and facilities, such as oil pipelines and offshore drilling platforms.

At December 31, 2008 and June 30, 2009, we had approximately 320,000 and 347,000 subscribers worldwide, respectively, representing a 36.6% and 23.9% increase compared to December 31, 2007 and June 30, 2008, respectively. Over the five-year period from December 31, 2003 to December 31, 2008, our subscriber base grew from 94,000 to 320,000, a compound annual growth rate of 27.8%. Total revenues increased from $260.9 million in 2007 to $320.9 million in 2008.

Market Opportunity

Northern Sky Research estimated that in 2008, the total market for mobile satellite services was $1.7 billion, of which 58% was derived from land-based applications, 33% was derived from maritime applications, and 9% was derived from aviation-related applications. Northern Sky Research indicated at that time that it expected mobile satellite services wholesale revenues to grow at a compound annual growth rate of 12% over the five-year period from 2010 to 2015. Growth in demand for mobile satellite services is driven by the increasing demand for global coverage, the declining cost of satellite voice and data communications devices and services, the smaller size of handsets and the introduction of new applications tailored to the specific needs of end-users.

We believe that the rapid growth of the terrestrial wireless industry over the last decade is evidence of the increasing demand for mobile communication services and believe our network offers solutions for satisfying such demand in situations where terrestrial-based service is unavailable. Despite significant penetration and competition, terrestrial wireless systems cover only a small fraction of the earth’s surface and are mainly focused on populated areas. Terrestrial wireless coverage is limited or non-existent over oceans, many rural areas and other remote regions where ships, airplanes and other assets are located and/or travel. By offering mobile communications services with global voice and data coverage, mobile satellite service providers address the demand for reliable voice and data connectivity in locations not served by wireline and wireless terrestrial networks.

Demand for machine-to-machine products and services has been growing rapidly as they enable enterprise end-users to maintain contact with remote assets. This connectivity provides a wide range of potential benefits including increasing supply chain efficiency, increasing productivity, diagnosing equipment breakdowns and reducing the risk of theft. We believe there is a significant growth opportunity for cost-effective mobile satellite services in this market and anticipate that the increased adoption of existing machine-to-machine applications and the development of new ones will foster increased demand.

In addition, we believe increased demand for higher-speed, low-cost data services, continued development of innovative cost-effective applications and regulatory mandates will drive increased demand in the maritime and aviation markets. For example, we believe the recent introduction of Iridium OpenPort presents a cost-effective, high speed communication alternative to end-users in the maritime market which we expect will increase our market share in the maritime communications sector.

There are significant barriers to entry to the mobile satellite services industry, including the cost and difficulty associated with obtaining spectrum licenses, successfully building and launching a satellite network and establishing a distribution network. There is also significant lead-time associated with obtaining the required spectrum licenses, building the satellite constellation, deploying the ground network technology, developing a network of strategic partners and establishing an end-user base. Another barrier to entry is that mobile satellite service products typically only work with a single network and as a result it is expensive and difficult for end-users to switch satellite service providers. For example, we believe that the owners of business aircraft who have installed our voice equipment are less likely to switch to a competing provider due to the inconvenience and expense of replacing our equipment.

Our Competitive Strengths

•	Only provider with 100% global coverage. Our satellite network operates in a low earth orbit, or LEO, and offers 100% global coverage. In contrast, geosynchronous, or GEO, satellite systems are only able to cover approximately 70% of the earth’s surface as they are generally positioned at the Equator. In addition, none of our LEO competitors offer 100% global coverage. Our satellite network relies on an interlinked mesh architecture to transmit signals, which reduces the need for multiple ground stations and facilitates the global reach of our services. Other satellite service providers use a bent pipe architecture that requires voice and data transmissions to be immediately routed to nearby ground stations, which limits their ability to provide global coverage. As a result, we believe that we are well-positioned to capture the growth in our industry from end-users who require reliable communications service in all locations.

•	High quality and reliable voice and data services. We believe we offer high quality and reliable voice and data services. The LEO design of our satellite constellation produces minimal transmission delays relative to GEO systems due to its relatively close proximity to earth and the shorter distance our signals have to travel. Additionally, LEO systems have smaller handset antenna requirements and are less prone to signal blockage caused by terrain than GEO satellite networks. Our primary LEO-based competitor has publicly announced that it has experienced satellite failures and other problems impacting its constellation that are affecting and will continue to affect its ability to provide commercially acceptable two-way voice and data service for the foreseeable future.

•	Solutions for a broad range of vertical markets. We have created additional demand for our products and services and expanded our target market by partnering with our distributors to develop new products, services and applications. The specialized needs of our global end-users span many markets, including emergency services, maritime, government, utilities, oil and gas, mining, leisure, forestry, construction and transportation. Our communication solutions have become an integral part of the communications and business infrastructure of many of our end-users. In many cases, our service provides the only connectivity solution for these applications, and our products are often integrated by the original manufacturers or in the aftermarket into expensive machinery, such as military equipment and sophisticated monitoring devices.

•	Strategic relationship with the DoD. The U.S. government is our largest customer, and we have had a strategic relationship with the DoD since our inception in late 2000. We provide the DoD, as well as other U.S. government agencies, with mission-critical mobile satellite products and services. Our satellite handsets are one of the few commercial handsets available on the market that are capable of Type I encryption accredited by the United States National Security Agency for “Top Secret” communications. In addition, the DoD has made significant investments to build a dedicated gateway in Hawaii to allow DoD users to access our network on a secure basis. This gateway is only compatible with our satellite network.

•	Large, value-added wholesale distribution network. We sell our products and services to commercial end-users exclusively through a wholesale distribution network of approximately 65 service providers, 110 value-added resellers and 45 value-added manufacturers. By relying on distributors to manage end-user sales, we believe that our model leverages their expertise in marketing to their target customers while lowering overall customer acquisition costs and mitigating certain risks such as consumer credit risk. Our distributors further support our growth by developing new applications and solutions for our products and services, often combining our products with other technologies, such as GPS and terrestrial wireless technology, to provide integrated communications solutions for their target customers.

Our Business and Growth Strategies

•	Develop new products and services for commercial markets to further expand and penetrate our target markets. We expect to continue to develop, together with our partners, tailor-made products, services and applications targeted to the maritime, aviation, land-based handset, and machine-to-machine markets. We believe these markets represent an attractive opportunity for subscriber growth and increased airtime usage. We expect the development of a netted (push-to-talk) application to provide us in the future with potential new commercial applications in public safety, fishing and field worker communications. The high integrity GPS service (“iGPS”) technology we have developed with a partner is expected to enable new commercial applications in enhanced navigation services such as precision farming, high accuracy navigation for oil and gas exploration and construction services. In addition, our partners regularly develop specialized end-user applications targeted at specific markets.

•	Develop new services for the DoD. We are developing additional capabilities for our network to enhance its utility to the DoD. In conjunction with the Marine Corps Warfighting Lab, we are currently expanding the capabilities of our satellite handsets to permit netted (push-to-talk) group calling radio services, providing over-the-horizon user-defined tactical radio networks to DoD users. We are also developing capabilities that will enable iGPS service, which is expected to be used as an embedded component in several DoD applications. These and other services in development provide us with opportunities to increase revenue from the DoD, our anchor customer. In addition, we expect that our Iridium NEXT satellite constellation will incorporate unique features and capabilities tailored to meet the specific needs of the DoD.

•	Leverage our fixed cost infrastructure by growing our service revenues. Our business model is characterized by high fixed costs, primarily costs associated with designing, building, launching and maintaining our satellite constellation. However, the incremental cost of providing service to additional end-users is relatively low. We believe that service revenues will be our largest source of future growth and profits and intend to focus on growing both our commercial and government service revenues in order to leverage our fixed cost infrastructure.

•	Expand our geographic sales reach. Our products and services are offered in over 100 countries. While our network can be used throughout the world, we are not currently licensed to sell our products and services directly in certain countries, including Russia, China, Mexico, South Africa and India. We are currently in discussions with regulatory officials in these and other countries to obtain licenses and, to the extent we are successful in obtaining such licenses, we believe the expanded reach of our product and service distribution platform will accelerate our growth.

•	Develop Iridium NEXT constellation. We are developing our next-generation satellite constellation, Iridium NEXT, which we expect to begin launching in 2014. Iridium NEXT will be backward compatible with our current system and will replace the existing constellation with a more powerful satellite network, which we anticipate will have more than twice the capacity. Iridium NEXT will maintain our current system’s unique attributes, including the capability to upload new software, while providing new and enhanced capabilities, such as higher data speeds and increased capacity. In addition, Iridium NEXT will be designed to host secondary payloads which we expect to defray a portion of the capital expenditures related to Iridium NEXT as well as to generate recurring revenues. We believe Iridium NEXT’s increased capabilities will expand our target markets by enabling us to offer a broader range of products and services, including a wider array of broadband data services.

The Acquisition

General

We expect to acquire Iridium Holdings pursuant to a transaction agreement dated as of September 22, 2008 among GHQ, Iridium Holdings and the holders of Iridium Holdings’ units, as amended on April 28, 2009 (the “Transaction Agreement”) to which 100% of the holders of outstanding units of Iridium Holdings are now a party, with Iridium Holdings continuing as our subsidiary. Following the Acquisition, we plan to rename ourselves “Iridium Communications Inc.”

Stockholder Approval of Initial Business Combination and Other Closing Conditions

The affirmative vote of stockholders owning a majority of the shares sold in our IPO voting in person or by proxy at the special meeting is required to approve our initial business combination.

However, our initial business combination will not be approved if the holders of 30% or more of the shares sold in our IPO vote against our initial business combination and properly exercise their rights to convert such shares sold in our IPO into cash. In connection with this vote, our founding stockholder, officers and directors, to the extent they own our common stock, have agreed to vote their shares in accordance with the majority of the shares of common stock voted by the public stockholders. The shares of common stock offered pursuant to this prospectus supplement will not be entitled to vote in connection with the initial business combination.

The closing of the Acquisition is subject to a number of conditions set forth in the Transaction Agreement, including the affirmative vote of holders of a majority of the outstanding shares of our common stock to approve our proposed certificate of incorporation and the affirmative vote of holders of a majority of the outstanding shares of our common stock represented in person or by proxy at the special meeting and entitled to vote thereon to approve the issuance of additional shares of our common stock in connection with our initial business combination and the adoption of a stock incentive plan. For more information about the closing conditions to the Acquisition, please see the section entitled “The Transaction Agreement—Conditions to the Closing of the Acquisition” in our Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2009.

Founders’ Securities Forfeiture, Deferred Underwriting Commission, Forward Purchases and Warrant Repurchases and Exchanges

On September 22, 2008, we entered into a letter agreement with Greenhill whereby Greenhill agreed to forfeit at the closing of the Acquisition the following securities which it currently owns: (1) 1,441,176 shares of our common stock purchased as part of the unit purchase on November 31, 2007; (2) 8,369,563 warrants purchased as part of the unit purchase on November 31, 2007; and (3) 2,000,000 warrants purchased in a private placement on February 21, 2008. On April 28, 2009, we entered into a second letter agreement with Greenhill whereby Greenhill has agreed to forfeit at the closing of the Acquisition an additional 2,000,000 warrants purchased in a private placement on February 21, 2008.

On June 2, 2009, we entered into an agreement with Banc of America Securities LLC (“Banc of America”), the underwriter of our IPO, and its affiliate, pursuant to which Banc of America Securities LLC has agreed to reduce the deferred underwriting commission payable upon the closing of the Acquisition by approximately $8.2 million (the “Deferred Underwriting Commission Forfeiture”). In addition, Banc of America or its affiliate agreed to sell to us, immediately after the closing of the Acquisition, approximately 3.7 million of our warrants for approximately $1.8 million (the “Banc of America Warrant Repurchase”).

We recently initiated discussions with a limited number of stockholders about their willingness to enter into agreements to allow us to repurchase from them, subject to the closing of the Acquisition, specified amounts of our outstanding common stock (“Forward Purchases”). We believe the stockholders we have approached have invested in our common stock based on investment strategies that are focused on fixed income like returns rather than our underlying business and growth prospects following completion of the Acquisition. We expect these investors, based on their investment strategies, would seek to exit their investment in us in connection with or shortly following the closing of the Acquisition. We believe it is important for us to develop a stockholder base with a longer term view, interested in and knowledgeable about our underlying business and growth prospects and believe that the combination of Forward Purchases and this offering will permit us to accelerate this transition.

On September 2, 2009, we announced that we had entered into agreements with certain of our stockholders as a result of which 10,395,763 shares of our common stock will be repurchased upon closing of the Acquisition. The agreements provide that the shares will be repurchased for a price per share equal to the greater of $10.10 per share and the price per share of our common stock in this offering. The sellers of the shares have also granted us a proxy over the shares to be repurchased, and we intend to vote the repurchased shares in favor of the Acquisition at the special meeting of shareholders scheduled for September 23, 2009. The shares subject to these agreements represent approximately 26.0% of the 40 million shares of common stock eligible to vote on the Acquisition proposal at the special meeting. We expect to continue to discuss additional Forward Purchases with other holders of our common stock. As in the case of the repurchases we announced on September 2, 2009, we expect that the purchase price for any Forward Purchase would be at least equal to the amount the stockholder could receive by voting against the Acquisition and exercising conversion rights. Similarly, as in the case of the repurchases described above, we expect that, since any Forward Purchases will be conditioned upon the closing of the Acquisition, stockholders agreeing to enter into additional Forward Purchases will be required to grant us a proxy to vote their shares of common stock at the special meeting or will agree to vote in favor of the Acquisition. We will report any additional Forward Purchases we enter into on a Current Report on Form 8-K (which will be incorporated by reference herein) within the requisite time period disclosing the Forward Purchases if and when we do enter into additional Forward Purchases. We intend to use a portion of the net proceeds from this offering to effect the Forward Purchases.

On July 29, 2009, we entered into agreements (the “Warrant Purchase Agreements”) to repurchase and/or restructure approximately 26.8 million warrants issued in our IPO in privately negotiated transactions (the “Exchanges”) from certain of our warrant holders (the “Warrantholders”), subject to the closing of the Acquisition. We negotiated to repurchase and/or restructure these warrants to reduce significantly the magnitude of the potential dilution to our stockholders and potential short selling in connection with and following the consummation of the Acquisition. As part of the Exchanges, we have agreed to:

•	Purchase approximately 12.4 million existing warrants issued in our IPO for a total of approximately $3.1 million of cash and approximately $12.4 million of our common stock, with the number of shares of our common stock to be determined based on the offering price per share of our common stock sold in this offering (provided that the price per share of our common stock in this offering shall be deemed to be the lesser of (x) the actual price in this offering and (y) $10.00 per share of our common stock).

•	Restructure approximately 14.4 million existing warrants issued in our IPO to (i) increase their exercise price to 115% of the price per share of our common stock sold by us in this offering (provided that the price per share of our common stock in this offering shall be deemed to be the lesser of (x) the actual price in this offering and (y) $10.00 per share of our common stock), (ii) extend their exercise period by two years to February 2015 and (iii) increase the price of our common stock at which we can redeem the restructured warrants to $18.00.

•	Enter into a new warrant agreement for the restructured warrants with terms substantially similar to the terms set forth in the warrant agreement with respect to the existing warrants issued in our IPO, except as set forth above.

•	File with the SEC, as soon as practicable following the issuance of the restructured warrants, but in no event later than 15 business days following the issuance of the restructured warrants, a resale registration statement to allow for the resale of shares of our common stock issued in connection with the Exchanges, the restructured warrants and the shares of our common stock underlying such restructured warrants (“Resale Registration Statement”). If the Resale Registration Statement is not declared effective by the SEC within 30 business days following the issuance of the restructured warrants, the Warrantholders have the right to sell to us, for cash, the restructured warrants for a price equal to the difference between the weighted average price of the shares of our common stock during a certain period over the exercise price of the restructured warrants.

In connection with the restructuring of the warrants, Greenhill has agreed to exchange 4.0 million warrants held by it into the restructured warrants described above. Our current chairman and chief executive officer, Scott L. Bok, and our current senior vice president, Robert H. Niehaus, have also agreed to exchange 0.4 million warrants purchased by them in our IPO into the restructured warrants described above.

GHL Acquisition Corp.

General

We are a blank check company formed on November 2, 2007 for the purpose of effecting an acquisition, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or assets, which we refer to as our “initial business combination.”

We completed our IPO on February 21, 2008 of 40,000,000 units and recorded gross proceeds of approximately $408.0 million, consisting of $400.0 million from the IPO and $8.0 million from the sale of private placement warrants to our founding stockholder Greenhill. Upon the closing of the IPO, we paid $6.9 million of underwriting fees and placed $400.0 million of the total proceeds into a trust account. The remaining approximately $1.1 million was used to pay offering costs. Each unit consists of one share of common stock, $0.001 par value per share, and one warrant to purchase one share of our common stock at an initial exercise price of $7.00 per share, subject to adjustment. The units were sold at an offering price of $10.00 per unit.

We are not presently engaged in, and will not engage in, any substantive commercial business until the completion of our initial business combination. We intend to utilize the funds held in our trust account and our common stock in effecting the Acquisition.

Liquidation if No Business Combination

Our amended and restated certificate of incorporation provides that we will continue in existence only until February 14, 2010. If we complete the Acquisition, we will amend this provision in order to permit for our continued existence. If we do not complete an initial business combination by February 14, 2010, our corporate existence will cease except for the purpose of winding up our affairs and liquidating pursuant to Section 278 of Delaware General Corporation Law.

Additional Information

Our principal executive offices are located at 300 Park Avenue, 23rd Floor, New York, New York 10022 and our telephone number is (212) 372-4180. Following the Acquisition, our principal executive offices will be located at 6707 Democracy Boulevard, Suite 300, Bethesda, Maryland 20817 and our telephone number will be (301) 571-6200.

THE OFFERING

Shares offered by the Company	16,000,000 shares.

Over-allotment option	2,400,000 shares.

Shares outstanding after this offering (1)	83,351,492 shares of common stock (85,751,492 shares if the underwriters’ option to purchase additional shares is exercised in full).

Use of proceeds	We expect to receive $149,400,000 in net proceeds from this offering (based on an assumed offering price of $10.00 per share of common stock, which was the closing price for our common stock on the NYSE Amex on September 2, 2009), or $173,400,000 if the underwriters exercise their over-allotment option in full. We intend to use the net proceeds from this offering to effect the Forward Purchases, the Exchanges and for general corporate purposes. See “Use of Proceeds” on page S-49.

Condition to closing	The closing of this offering is contingent upon the completion of the Acquisition.

NYSE Amex symbol	Our common stock is listed on the NYSE Amex under the trading symbol “GHQ.” We intend to delist the shares of our common stock on the NYSE Amex and seek to have the shares of our common stock approved for listing on NASDAQ following the pricing of this offering.

(1)	The number of shares of our common stock to be outstanding after this offering assumes that no stockholders vote against the Acquisition and seek to convert their IPO shares into a pro rata portion of the trust account. This number is based on 48,500,000 shares of our common stock outstanding as of September 2, 2009 and includes (i) the issuance of approximately 30,688,431 shares of our common stock in connection with the Acquisition and the Exchanges, assuming 1,244,931 shares of our common stock are issued in the Exchanges, (ii) the forfeiture of 1,441,176 shares of our common stock by Greenhill at the closing of the Acquisition and (iii) the Forward Purchase of 10,395,763 shares of our common stock pursuant to the agreements we announced on September 2, 2009. In addition, this number excludes (i) the conversion of the $22.9 million note held by Greenhill & Co. Europe Holdings Limited (“Greenhill Europe”), a subsidiary of Greenhill, into 1,946,500 shares of our common stock and (ii) approximately 28,025,629 shares of our common stock issuable upon exercise of 28,025,629 warrants outstanding after the Acquisition and the Exchanges.

SUMMARY FINANCIAL DATA OF IRIDIUM HOLDINGS

The following summary historical financial data for each of the three years in the period ended December 31, 2008 was derived from Iridium Holdings’ audited financial statements and the financial information for the six months ended June 30, 2008 and 2009 was derived from Iridium Holdings’ unaudited condensed consolidated financial statements. Iridium Holdings’ unaudited condensed consolidated financial statements reflect all adjustments necessary to state fairly its financial position at June 30, 2008 and 2009 and its income and cash flows for the six months ended June 30, 2008 and 2009. The information for the years ended December 31, 2004 and 2005 was derived from Iridium Holdings’ audited financial statements. As described in footnote (a) below, the consolidated balance sheet as of December 31, 2008 and the consolidated statements of income for the years ended December 31, 2008 and 2007 have been restated to give effect to certain reclassification adjustments. Interim results are not necessarily indicative of results for the full year and historical results are not necessarily indicative of results to be expected in any future period. The summary financial data below should be read in conjunction with Iridium Holdings’ financial statements and related notes beginning on page F-33 of our Proxy Statement on Schedule 14A filed with the SEC on August 28, 2009 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Iridium Holdings” included in this prospectus supplement. The summary financial data is historical data for Iridium Holdings on a stand alone basis. The following summary financial data below is not necessarily indicative of future results and should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Data” included in this prospectus supplement.

For financial data of GHQ, please see “Selected Historical Financial Data of GHQ” in GHQ’s Proxy Statement on Schedule 14A filed with the SEC on August 28, 2009.

						Six Months Ended
	Years Ended December 31,					June 30,
				2007	2008
				As Restated	As Restated
Statement of Operations Data:	2004	2005	2006	(see note (a))	(see note (a))	2008	2009
	(In thousands)

Revenue:
Government Services	$45,069	$48,347	$50,807	$57,850	$67,759	$29,867	$36,628
Commercial Services	49,611	60,690	77,661	101,172	133,247	61,846	76,777
Subscriber Equipment	26,811	78,663	83,944	101,879	119,938	64,266	45,089

Total revenue	$121,491	$187,700	$212,412	$260,901	$320,944	$155,979	$158,494

Operating expenses:
Cost of subscriber equipment sales	26,463	62,802	60,068	62,439	67,570	36,780	22,916
Cost of services (exclusive of depreciation and amortization) (b)	50,248	56,909	60,685	63,614	69,882	32,114	37,861
Selling, general and administrative	32,487	30,135	33,468	46,350	55,105	25,433	28,139
Research and development	9,044	4,334	4,419	13,944	32,774	10,880	13,269
Depreciation and amortization	7,132	7,722	8,541	11,380	12,535	5,861	7,249
Transaction costs	—	—	—	—	7,959	556	1,972
Satellite system development refund	—	(14,000)	—	—	—	—	—

Total operating expenses	$125,374	$147,902	$167,181	$197,727	$245,825	$111,624	$111,406

Operating (loss) profit	$(3,883)	$39,798	$45,231	$63,174	$75,119	$44,355	$47,088

						Six Months Ended
	Years Ended December 31,					June 30,
				2007	2008
				As Restated	As Restated
Statement of Operations Data:	2004	2005	2006	(see note (a))	(see note (a))	2008	2009
	(In thousands)

Other (expense) income:
Interest expense, net of capitalized interest	(9,122)	(5,106)	(15,179)	(21,771)	(21,094)	(9,759)	(9,219)
Interest expense recovered	—	2,526	—	—	—	—	—
Interest and other income	483	2,377	1,762	2,370	(146)	801	449

Total other (expense) income, net	$(8,639)	$(203)	$(13,417)	$(19,401)	$(21,240)	$(8,958)	$(8,770)

Net (loss) income	$(12,522)	$39,595	$31,814	$43,773	$53,879	$35,397	$38,318

EBITDA (c)	3,554	49,595	54,243	74,732	86,163	50,299	54,671
Certain other items included in EBITDA (d)	—	—	—	1,777	22,072	3,973	9,597

					12/31/08
					As Restated
Balance Sheet Data:	12/31/04	12/31/05	12/31/06	12/31/07	(see note (a))	6/30/08	6/30/09
	(In thousands)

Total current assets	$59,921	$65,385	$84,035	$80,342	$101,355	$109,613	$114,424
Total assets	150,514	129,397	161,525	167,581	190,569	195,909	199,484
Total long term obligations (e)	(119,781)	(53,848)	(208,225)	(178,324)	(155,845)	(162,020)	(142,050)
Total members’ deficit	(90,008)	(57,262)	(121,189)	(78,447)	(62,230)	(45,339)	(21,605)

						Six Months Ended
	Years Ended December 31,					June 30,
Other Data:	2004	2005	2006	2007	2008	2008	2009
	(In thousands)

Cash provided by (used in):
Operating activities	$10,107	$30,742	$39,499	$36,560	$61,438	$33,517	$37,426
Investing activities	(1,608)	(9,661)	(9,467)	(19,787)	(13,913)	(5,936)	(4,784)
Financing activities	(5,542)	(18,887)	(8,032)	(26,526)	(44,820)	(7,819)	(16,977)

(a)	For the year ended December 31, 2008, the balance sheet has been restated to reclassify as prepaid expenses and other current assets a $1.4 million receivable from an insurer that was previously classified as a reduction of the related claim liability included in accrued expenses and other current liabilities. In addition, in the restated consolidated statements of income for the years ended December 31, 2008 and 2007, Iridium Holdings has reclassified $6.0 million and $3.4 million, respectively, of research and development costs related to government funded research and development service contracts as cost of services (exclusive of depreciation and amortization). These reclassifications have no impact on income from operations or net income.

(b)	Iridium Holdings’ summary historical financial data for the year ended December 31, 2004 does not include a reclassification of operating expenses between “cost of sales and services” and “selling, general and administrative.” Therefore, Iridium Holdings’ summary historical financial data for the operating expenses described above for the year ended December 31, 2004 is not directly comparable to the summary historical financial data for subsequent periods.

(c)	“EBITDA” represents net income before interest expense, interest income, income tax provision and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined in accordance with GAAP and Iridium Holdings’ calculations thereof may not be comparable to similarly entitled measures reported by other companies. Iridium Holdings presents EBITDA because it believes it is a useful indicator of its profitability. Iridium Holdings’ management uses EBITDA principally as a measure of its operating performance and believes that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of companies in industries similar to its own. Iridium Holdings also believes EBITDA is useful to its management and investors as a measure of comparative operating performance between time periods and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance. Iridium Holdings’ management also uses EBITDA for planning purposes, including the preparation of its annual operating budget, financial projections and compensation plans.

EBITDA does not represent and should not be considered as an alternative to results of operations under GAAP and has significant limitations as an analytical tool. Although Iridium Holdings uses EBITDA as a measure to assess the performance of its business, the use of EBITDA is limited because it excludes certain material costs. For example, it does not include interest expense, which is a necessary element of its costs and ability to generate revenue, because Iridium Holdings has borrowed money in order to finance its operations. Because Iridium Holdings uses capital assets, depreciation expense is a necessary element of its costs and ability to generate revenue. Because EBITDA does not account for these expenses, its utility as a measure of Iridium Holdings’ operating performance has material limitations. As a limited liability company that is treated as a partnership for federal income tax purposes, Iridium Holdings is generally not subject to federal income tax directly and therefore no adjustment is required for income taxes. Because of these limitations, Iridium Holdings’ management does not view EBITDA in isolation or as a primary performance measure and also uses other measures, such as net income, revenue and operating profit, to measure operating performance.

The following is a reconciliation of EBITDA to net income:

						Six Months Ended
	Years Ended December 31					June 30,
	2004	2005	2006	2007	2008	2008	2009
	(In thousands)

Net (loss) income	$(12,522)	$39,595	$31,814	$43,773	$53,879	$35,397	$38,318
Interest expense	9,122	5,106	15,179	21,771	21,094	9,758	9,219
Interest expense recovered	—	(2,526)	—	—	—	—	—
Interest income	(178)	(302)	(1,291)	(2,192)	(1,345)	(717)	(115)
Depreciation and amortization	7,132	7,722	8,541	11,380	12,535	5,861	7,249

EBITDA	$3,554	$49,595	$54,243	$74,732	$86,163	$50,299	$54,671

(d)	The following table details certain items, which are included in EBITDA: non-recurring expenses relating the Acquisition and expenses incurred in the development of Iridium Holdings’ second generation constellation, Iridium NEXT. This table does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined in accordance with GAAP and Iridium Holdings’ calculations thereof may not be comparable to similarly entitled measures reported by other companies. Iridium Holdings believes this table, when reviewed in connection with its presentation of EBITDA provides another useful tool to investors and its management for measuring comparative operating performance between time periods and among companies as it is further reflective of cost controls and other factors that affect operating performance. In addition to EBITDA, Iridium Holdings’ management assesses the adjustments presented in this table when preparing its annual operating budget, financial projections and compensation plans. Because of the significant expenses resulting from the above mentioned Acquisition and Iridium NEXT, Iridium Holdings believes that the presentation of the adjustments relating to acquisition and Iridium NEXT expenses enables its management and investors to assess the impact of such expenses on its operating performance and provides a consistent measure of its operating performance for periods subsequent to the Acquisition and the full deployment of Iridium NEXT.

This table is not intended to comply with GAAP and has significant limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of Iridium Holdings’ results of operations as calculated under GAAP. Although Iridium Holdings uses this table as a financial measure to assess the performance of its business, the use of this table is limited because, in addition to the costs excluded in its presentation of EBITDA, it excludes certain material costs that Iridium Holdings has incurred over the periods presented. Because this table does not account for these expenses, its utility as a measure of Iridium Holdings’ operating performance has material limitations.

EBITDA, as defined above, was decreased by the following non-recurring and certain other items, each of which is further discussed below:

	Years Ended December 31,					Six Months Ended June 30,
	2004	2005	2006	2007	2008	2008	2009
	(In thousands)

Non-recurring transaction expenses (1)	$—	$—	$—	$—	$7,959	$556	$1,972
Iridium NEXT expenses (2)	—	—	—	1,777	14,113	3,417	7,625

Total	$—	$—	$—	$1,777	$22,072	$3,973	$9,597

(1)	Consists of non-recurring legal, regulatory and accounting expenses resulting from the Acquisition.

(2)	Consist of expenses, net of customer revenues, incurred in connection with the design, manufacture and deployment of Iridium NEXT, including certain milestone payments paid to the two companies vying to serve as the prime system contractor. Iridium Holdings expects to incur such expenses through 2016 until the deployment of the new constellation, with the majority of these expenses incurred during the capital intensive launch phase between 2013 and 2016. In the future, Iridium Holdings may capitalize a portion of these costs.

(e)	Long-term obligations are presented net of an unamortized discount associated with a commitment fee to Motorola Inc. (“Motorola”) in connection with the transition services, products and assets agreement. The balance of the unamortized discount was $3.0 million at December 31, 2004, $2.7 million at December 31, 2005, $2.3 million at December 31, 2006, $1.8 million at December 31, 2007, $1.3 million at December 31, 2008, $1.5 million at June 30, 2008, and $1.0 million at June 30, 2009.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following summary of the unaudited pro forma condensed combined financial information is intended to provide you with a picture of what our business might have looked like had the Acquisition been completed on June 30, 2009 (in the case of the pro forma condensed combined balance sheets) or as of January 1, 2008 (in the case of the pro forma condensed statements of operations for the year ended December 31, 2008 and for the six-month period ended June 30, 2009). However, you should not rely on the summary unaudited pro forma combined financial information as being indicative of the historical results that would have occurred had the Acquisition occurred or the future results that may be achieved after the Acquisition. The following summary of the unaudited condensed combined financial information has been derived from and should be read in conjunction with, the “Unaudited Pro Forma Condensed Combined Financial Data” and related notes appearing elsewhere in this document.

The following summary information has been prepared using two different levels of assumptions with respect to the number of outstanding shares of our common stock, as follows:

•	Assuming Minimum Conversion: This presentation assumes that no GHQ stockholders seek to convert their IPO shares into a pro rata portion of the trust account; and

•	Assuming Maximum Conversion: This presentation assumes that GHQ stockholders holding 30% of the IPO shares less one share (11,999,999 shares) vote against the Acquisition and elect to exercise their conversion rights.

	Year Ended		Six Months Ended
	December 31, 2008		June 30, 2009
	Minimum	Maximum	Minimum	Maximum
Statement of Operations Data:	Conversion	Conversion	Conversion	Conversion
	(In thousands, except per share amounts)

Revenue:
Government Services	$67,759	$67,759	$36,628	$36,628
Commercial Services	133,247	133,247	76,777	76,777
Subscriber Equipment	119,938	119,938	45,089	45,089

Total revenue	$320,944	$320,944	$158,494	$158,494

Operating expenses:
Cost of subscriber equipment sales	$67,570	$67,570	$22,916	$22,916
Cost of services (exclusive of depreciation and amortization)	69,882	69,882	37,861	37,861
Selling, general and administrative	57,697	57,697	28,930	28,930
Depreciation and amortization	89,217	89,217	45,599	45,599
Research and development	32,774	32,774	13,269	13,269
Transaction costs	7,959	7,959	1,972	1,972

Total operating expenses	$325,099	$325,099	$150,547	$150,547

Operating (loss) profit	$(4,155)	$(4,155)	$7,947	$7,947
Interest (expense), net; other income	(12,802)	(13,549)	(5,703)	(6,077)
Provision (benefit) for income taxes	(2,475)	(2,771)	1,441	1,292

Net (loss) income	$(14,482)	$(14,933)	$803	$578

Weighted average shares outstanding–basic	79,200	67,200	79,200	67,200
Weighted average shares outstanding–diluted	79,200	67,200	85,200	73,200
Earnings per share–basic	$(0.18)	$(0.22)	$0.01	$0.01
Earnings per share–diluted	$(0.18)	$(0.22)	$0.01	$0.01

	Minimum	Maximum	Minimum	Maximum
Other Data:	Conversion	Conversion	Conversion	Conversion

EBITDA (a)	$83,571	$83,571	$53,880	$53,880
Certain other items included in EBITDA (b)	22,072	22,072	9,597	9,597

(a)	“EBITDA” represents net income before interest expense, interest income, income tax provision and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined in accordance with GAAP and Iridium Holdings’ calculations thereof may not be comparable to similarly entitled measures reported by other companies. Iridium Holdings presents EBITDA because it believes it is a useful indicator of its profitability. Iridium Holdings’ management uses EBITDA principally as a measure of its operating performance and believes that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of companies in industries similar to its own. Iridium Holdings also believes EBITDA is useful to its management and investors as a measure of comparative operating performance between time periods and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance. Iridium Holdings’ management also uses EBITDA for planning purposes, including the preparation of its annual operating budget, financial projections and compensation plans.

EBITDA does not represent and should not be considered as an alternative to results of operations under GAAP and has significant limitations as an analytical tool. Although Iridium Holdings uses EBITDA as a measure to assess the performance of its business, the use of EBITDA is limited because it excludes certain material costs. For example, it does not include interest expense, which is a necessary element of its costs and ability to generate revenue, because Iridium Holdings has borrowed money in order to finance its operations. Because Iridium Holdings uses capital assets, depreciation expense is a necessary element of its costs and ability to generate revenue. Because EBITDA does not account for these expenses, its utility as a measure of Iridium Holdings’ operating performance has material limitations. Because of these limitations, Iridium Holdings’ management does not view EBITDA in isolation or as a primary performance measure and also uses other measures, such as net income, revenue and operating profit, to measure operating performance. As a corporation, however, Iridium Communications Inc. will be subject to federal income tax and therefore an adjustment is made for income taxes.

The following is a reconciliation of net (loss) income to EBITDA:

	Year Ended		Six Months Ended
	December 31, 2008		June 30, 2009
	Minimum	Maximum	Minimum	Maximum
Statement of Operations Data:	Conversion	Conversion	Conversion	Conversion
	(In thousands)

Net (loss) income	$(14,482)	$(14,933)	$803	$578
Interest expense, net	11,311	12,058	6,037	6,411
Depreciation and amortization	89,217	89,217	45,599	45,599
Provision (benefit) for income taxes	(2,475)	(2,771)	1,441	1,292

EBITDA	$83,571	$83,571	$53,880	$53,880

(b)	The following table details certain items, which are included in EBITDA: non-recurring expenses relating to the Acquisition and expenses incurred in the development of Iridium NEXT. This table does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined in accordance with GAAP and Iridium Holdings’ calculations thereof may not be comparable to similarly entitled measures reported by other companies. Iridium Holdings believes this table, when reviewed in connection with its presentation of EBITDA provides another useful tool to investors and its management for measuring comparative operating performance between time periods and among companies as it is further reflective of cost controls and other factors that affect operating performance. In addition to EBITDA, Iridium Holdings’ management assesses the adjustments presented in this table when preparing its annual operating budget, financial projections and compensation plans. Because of the significant expenses resulting from the above mentioned Acquisition and Iridium NEXT, Iridium Holdings believes that the presentation of the adjustments relating to acquisition and Iridium NEXT expenses enables its management and investors to assess the impact of such expenses on its operating performance and provides a consistent measure of its operating performance for periods subsequent to the Acquisition and the full deployment of Iridium NEXT.

This table is not intended to comply with GAAP and has significant limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of Iridium Holdings’ results of operations as calculated under GAAP. Although Iridium Holdings uses this table as a financial measure to assess the performance of its business, the use of this table is limited because, in addition to the costs excluded in its presentation of EBITDA, it excludes certain material costs that Iridium Holdings has incurred over the periods presented. Because this table does not account for these expenses, its utility as a measure of Iridium Holdings’ operating performance has material limitations.

EBITDA, as defined above, was decreased by the following non-recurring and certain other items, each of which is further discussed below:

	Year Ended		Six Months Ended
	December 31, 2008		June 30, 2009
	Minimum	Maximum	Minimum	Maximum
	Conversion	Conversion	Conversion	Conversion
	(In thousands)

Non-recurring transaction expenses (1)	$7,959	$7,959	$1,972	$1,972
Iridium NEXT expenses (2)	14,113	14,113	7,626	7,626

Total	$22,072	$22,072	$9,597	$9,597

(1)	Consists of non-recurring legal, regulatory and accounting expenses resulting from the Acquisition.

(2)	Consist of expenses, net of customer revenues, incurred in connection with the design, manufacture and deployment of Iridium NEXT, including certain milestone payments paid to the two companies vying to serve as the prime system contractor. Iridium Holdings expects to incur such expenses through 2016 until the deployment of the new constellation, with the majority of these expenses incurred during the capital intensive launch phase between 2013 and 2016. In the future, Iridium Holdings may capitalize a portion of these costs.

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below and the risks disclosed in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2008, as amended, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the market or trading price of our common stock could decline and you could lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below.

Risks Associated with this Offering

This offering is conditioned upon the closing of the Acquisition, and we may be unable to complete the Acquisition.

Completion of the Acquisition is subject to the satisfaction of a number of conditions, including, among other things, stockholder approval of the Acquisition, the issuance of our common stock to the sellers and the amendment of our certificate of incorporation. Accordingly, we may be unable to complete the Acquisition when we expect to or at all.

If we are unable to complete the Acquisition prior to the scheduled closing of this offering, no shares of common stock will be sold and delivered in this offering. As a result, investors are advised not to sell shares of common stock to be acquired in this offering prior to the closing of this offering as secondary trades in the shares of common stock offered hereby will not settle if this offering does not close.

Registration rights may have an adverse effect on the market price of our common stock.

We have granted registration rights in connection with the restructured warrants and shares of our common stock to be issued in the Exchanges, which require us to file a shelf registration statement as soon as practicable following the issuance of the restructured warrants, but in no event later than 15 business days following the issuance of the restructured warrants. This shelf registration statement will be required to cover the sale of 14,368,525 restructured warrants, 14,368,525 shares of our common stock underlying such restructured warrants and 1,244,931 shares of our common stock issued in the Exchanges. We expect to issue the restructured warrants immediately following the closing of the Acquisition. If the shelf registration statement is not declared effective by the SEC within 30 business days following the issuance of the restructured warrants, the Warrantholders have the right to sell to us, for cash, the restructured warrants for a price equal to the difference between the weighted average price of the shares of our common stock during a certain period over the exercise price of the restructured warrants.

In addition, as soon as practicable following closing of Acquisition, we intend to file a shelf registration statement to permit holders of 13,526,667 warrants to convert such warrants and receive 13,526,667 shares of our common stock. We also intend to file a shelf registration statement to provide for the resale of 3,655,500 shares of our common stock currently held by Banc of America, the underwriter of our IPO.

At the closing of the Acquisition, we will also enter into a registration rights agreement with each seller of Iridium Holdings units, our founding stockholder and our other initial stockholders. Greenhill Europe has agreed to become a party to this registration rights agreement upon its conversion of the $22.9 million note it holds into shares of our common stock, which may occur no earlier than October 24, 2009. Pursuant to this registration rights agreement, such persons will be granted certain registration rights with respect to the registration of 38,448,824 shares of common stock and 130,437 warrants, which includes shares of our common stock received by holders of Iridium Holdings units in the Acquisition, shares of our common stock and warrants held by our founding and initial stockholders and the common stock issuable upon conversion of the note held by Greenhill Europe. Under this registration rights agreement, we will be required to file a shelf registration statement as soon as reasonably practicable after the closing of the Acquisition and related transactions, with a view to such registration statement becoming effective six months from the date of the closing of the Acquisition. However, pursuant to an underwriting agreement dated          , 2009, we have agreed not to file this registration statement for a period of 90 days after the date of this prospectus supplement.

Certain holders of the registration rights, subject to certain limitations, may exercise a demand registration right in order to permit such holders to sell their registrable shares of common stock in an underwritten public offering under the shelf registration statement. Whenever we propose to register any of our securities under the Securities Act, holders of registration rights will have the right to request the inclusion of their registrable shares of common stock in such registration.

Each seller of Iridium Holdings units who receives shares of our common stock at the closing of the Acquisition, our founding stockholder and our other initial stockholders have agreed to a one-year “lock-up” for the shares of our common stock they will hold following the closing of the Acquisition, except for underwritten secondary offerings approved by our Board of Directors anytime after six months from the closing of the Acquisition. Greenhill Europe has agreed to enter into a similar one-year “lock-up,” also subject to the exception described above, commencing on the date it converts the $22.9 million note it holds into shares of our common stock and enters into the registration rights agreement described above. In addition, we, each of our directors and our executive officers, and certain of our stockholders, have agreed to a lock-up for a period of 90 days after the date of this prospectus supplement. These lock-ups limit, to an extent, the volume of our shares available for public trading, which may have an adverse effect on the market for our common stock.

The resale of shares of our common stock in the public market upon exercise of these registration rights could adversely affect the market price of our common stock or impact our ability to raise additional equity capital.

The price of our common stock after the Acquisition might be less than what you agreed to pay for your shares of common stock prior to the Acquisition.

The market price of our common stock may decline as a result of the Acquisition if, among other things:

•	the market for common shares of companies in the satellite industry is volatile;

•	we do not perform as expected;

•	there are mergers, consolidations or strategic alliances in the satellite industry;

•	the market valuations of our industry peers decline;

•	market conditions in the satellite industry fluctuate;

•	there are adverse actual or anticipated changes in economic, political or market conditions;

•	we do not achieve the perceived benefits of the Acquisition as rapidly as, or to the extent anticipated by, financial or industry analysts;

•	the effect of the Acquisition on our financial results is not consistent with the expectations of financial or industry analysts;

•	the capital markets are in a distressed state; or

•	stockholders with registration rights exercise such registration rights and sell a large number of shares of our common stock.

The market price of our common stock may decline in reaction to events that affect other companies in our industry even if those events do not directly affect us. If the market price of our common stock declines, our stockholders may experience a loss and we may not be able to raise additional capital in the future, if necessary, in the equity markets.

If the Acquisition’s benefits do not meet the expectations of the marketplace, investors, financial analysts or industry analysts, the market price of our securities may decline.

The market price of our common stock may decline as a result of the Acquisition if we do not perform as expected or if we do not otherwise achieve the perceived benefits of the Acquisition as rapidly as, or to the extent anticipated by, the marketplace, investors, financial analysts or industry analysts. If the market price of our common stock declines, our stockholders may experience a loss and we may not be able to raise future capital, if necessary, in the equity markets.

Risks Related to Iridium Holdings’ Business

Iridium Holdings’ business plan depends on both increased demand for mobile satellite services and its ability to successfully implement it.

The business plan of Iridium Holdings is predicated on growth in demand for mobile satellite services. Demand for mobile satellite services may not grow, or may even contract, either generally or in particular geographic markets, for particular types of services or during particular time periods. A lack of demand could impair Iridium Holdings’ ability to sell its products and services, develop and successfully market new products and services and/or could exert downward pressure on prices. Any such decline would decrease its revenues and profitability and negatively affect its ability to generate cash for investments and other working capital needs.

The ability of Iridium Holdings to successfully implement its business plan will also depend on a number of other factors, including:

•	its ability to maintain the health, capacity and control of its existing satellite network;

•	its ability to contract for the design, construction, delivery and launch of Iridium NEXT and related ground infrastructure, products and services, and, once launched, its ability to maintain the health, capacity and control of such satellite constellation;

•	the level of market acceptance and demand for its products and services;

•	its ability to introduce innovative new products and services that satisfy market demand;

•	its ability to obtain additional business using its existing spectrum resources both in the United States and internationally;

•	its ability to sell its products and services in additional countries;

•	its ability to maintain its relationship with U.S. government customers, particularly the DoD;

•	the ability of Iridium Holdings’ distributors to market and distribute its products, services and applications effectively and their continued development of innovative and improved solutions and applications for its products and services;

•	the effectiveness of Iridium Holdings’ competitors in developing and offering similar services and products; and

•	its ability to maintain competitive prices for Iridium Holdings’ products and services and control costs.

Iridium Holdings will need additional capital to develop, manufacture and launch Iridium NEXT and related ground infrastructure, products and services, and pursue additional growth opportunities. If Iridium Holdings fails to obtain sufficient capital, it will not be able to successfully implement its business plan.

Iridium Holdings’ business plan calls for the development of Iridium NEXT, the development of new product and service offerings, upgrades to its current services, hardware and software upgrades to maintain its ground infrastructure and upgrades to its business systems. Iridium Holdings estimates the gross costs associated with designing, building and launching Iridium NEXT and related infrastructure upgrades to be approximately $2.7 billion. Iridium Holdings expects to fund a majority of these costs from internally generated cash flows, revenues from secondary payloads and proceeds from debt and equity offerings as well as the Acquisition. However, there can be no assurance that Iridium Holdings will be able to obtain sufficient capital to implement its business plan, due to increased costs, lower revenues or inability to obtain additional financing. If Iridium Holdings does not obtain such funds, its ability to maintain its network, develop, manufacture and launch Iridium NEXT and related ground infrastructure, products and services, and pursue additional growth opportunities will be impaired, which would adversely affect its business, results of operations and financial condition.

The recent global economic crisis and related tightening of credit markets has also made it more difficult and expensive to raise capital. Iridium Holdings’ ability to obtain additional capital to finance Iridium NEXT and related ground infrastructure, products and services, and other capital requirements may be adversely impacted by the continuation of these market conditions. If Iridium Holdings is unable to obtain additional capital on acceptable terms or at all, it may not be able to fully implement its business plan, which would limit the development of its business and its future growth and have a material adverse effect on Iridium Holdings’ business, financial condition, results of operations and liquidity.

Iridium Holdings’ satellites have a limited life and may fail prematurely, which would cause its network to be compromised and materially and adversely affect its business, prospects and profitability.

Since Iridium Holdings reintroduced commercial services in 2001, six of its satellites have failed in orbit which have resulted in either the complete loss of the affected satellites or the loss of the ability of the satellite to carry traffic on the network, and one satellite was lost as a result of a collision with a non-operational Russian satellite. While Iridium Holdings expects its current constellation to provide a commercially-acceptable level of service through 2014, it cannot guarantee it will be able to provide such level of service through 2014 or through the transition period to Iridium NEXT. Also, Iridium Holdings’ satellites have so far exceeded their original design lives and the actual useful lives of its satellites may be shorter than Iridium Holdings expects. In addition, additional satellites may fail or collide with space debris or other satellites in the future, and Iridium Holdings cannot assure you that its seven in-orbit spares will be sufficient to replace such satellites or that it will be able to replace them in a timely manner.

In-orbit failure may result from various causes, including component failure, loss of power or fuel, inability to control positioning of the satellite, solar or other astronomical events, including solar radiation and flares and space debris. Other factors that could affect the useful lives of its satellites include the quality of construction, gradual degradation of solar panels and the durability of components. Radiation induced failure of satellite components may result in damage to or loss of a satellite before the end of its expected life. As a result, fewer than 66 of its in-orbit satellites may be fully functioning at any time. As Iridium Holdings’ constellation has aged, some of its satellites have experienced individual component failures affecting their coverage and/or transmission capacity and other satellites may experience such failures in the future, adversely affecting the reliability of its service, which may adversely affect Iridium Holdings’ business, financial condition, results of operations and liquidity. Although Iridium Holdings does not incur any direct cash costs related to the failure of a satellite, if a satellite fails, Iridium Holdings records an impairment charge reflecting its net book value.

Iridium Holdings has categorized three types of anomalies among the satellites in its constellation that, if they materialize throughout the satellite constellation, have the potential for a significant operational impact. These include: (i) a non-recoverable anomalous short circuit in a satellite’s Integrated Bus Electronics (“IBE”); (ii) excessive power subsystem degradation resulting from satellite battery wear-out or excessive loss of solar array power output; and (iii) failures in critical payload electronic parts arising from accumulated radiation exposure.

Iridium Holdings experienced its first satellite failure in July 2003. This failure was attributed to a non-recoverable anomalous short circuit in the satellite’s IBE. Two additional satellites failed as a result of this anomaly in August 2005 and December 2006. In part, as a response to this anomaly, Iridium Holdings has implemented several procedures across its constellation to attempt to mitigate the severity of a similar anomaly in the future and/or prevent it from resulting in mission-critical failures of its other satellites. These procedures include reducing the peak operating temperature of the IBE during portions of the solar season, as well as modifying the on-board software of its satellites to immediately carry out certain autonomous actions upon detecting future occurrences of this type of anomaly. However, there can be no assurance such procedures will be effective.

Iridium Holdings has experienced three additional satellite failures unrelated to IBE short circuits. In April 2005, one of its satellites failed as a result of a radiation-induced single event upset anomaly, which corrupted the satellite’s on-board time reference. Accurate time reference is critical to determine a satellite’s ephemeris (its orbital location with respect to the earth), attitude (its pointing direction) and the sun’s position. In December 2005, Iridium Holdings was unable to remedy a failure in the crosslink digital reference oscillator of another of its satellites, resulting in the satellite’s failure. Failure of the digital reference oscillator disables the affected satellite’s crosslinks and, thus, its ability to communicate with the rest of the satellite constellation. More recently, in July 2008, another of Iridium Holdings’ satellites experienced an attitude control anomaly as a result of sudden loss of communications between its IBE and its primary space vehicle and routing computer. The nature of this anomaly coupled with the software state of the vehicle at the time (resulting from an on-board software fault response to a prior anomaly) resulted in the inability of the on-board software to correct the computer communications anomaly and control of the satellite was lost.

Iridium Holdings has been occasionally advised by its customers and end-users of temporary intermittent losses of signal cutting off calls in progress, preventing completions of calls when made or disrupting the transmission of data. If the magnitude or frequency of such problems increase and Iridium Holdings is no longer able to provide a commercially-acceptable level of service, its business and its ability to complete its business plan would be materially and adversely affected.

Iridium Holdings may be required in the future to make further changes to its constellation to maintain or improve its performance. Any such changes may require prior FCC approval and the FCC might not give such approval or may subject the approval to other conditions that will have a material adverse effect on Iridium Holdings’ business. In addition, from time to time Iridium Holdings may reposition its satellites within the constellation in order to optimize its service, which could result in degraded service during the repositioning period. Although there are some remote tools Iridium Holdings uses to remedy certain types of problems affecting the performance of its satellites, the physical repair of its satellites in space is not feasible.

Additional Iridium Holdings’ satellites may collide with space debris or another spacecraft, which could adversely affect the performance of its constellation and business.

On February 10, 2009, Iridium Holdings lost an operational satellite (SV33) as a result of a collision with a non-operational Russian satellite (Cosmos 2251). Although Iridium Holdings has some ability to actively maneuver its satellites to avoid potential collisions with space debris or other spacecraft, this ability is limited by, among other factors, insufficient and unreliable data to predict potential collisions and the inaccuracy of conjunction assessments. If Iridium Holdings’ constellation experiences additional satellite collisions with space debris or other spacecrafts, its ability to operate its constellation may be impaired and its business may suffer.

The space debris created by the recent satellite collision may cause damage to other spacecraft positioned in a similar orbital altitude.

The collision of an Iridium Holdings satellite with a non-operational Russian satellite created a space debris field in the orbital altitude where the collision occurred, and thus increased the risk of space debris damaging or interfering with the operation of Iridium Holdings’ satellites which travel in this orbital altitude and satellites owned by third parties, such as U.S. or foreign governments or agencies and other satellite operators. Although there are tools used by Iridium Holdings and providers of tracking services (such as the U.S. Joint Space Operations Center) to detect, track and identify space debris, Iridium Holdings or third parties may not be able to maneuver their satellites away from such debris in a timely manner. Any such collision could potentially expose Iridium Holdings to significant losses and liability.

If Iridium Holdings experiences operational disruptions with respect to its commercial gateway or operations center, Iridium Holdings may not be able to provide service to its customers.

Iridium Holdings’ commercial satellite network traffic is supported by a primary ground station gateway in Tempe, Arizona. In addition, Iridium Holdings operates its satellite constellation from its satellite network operations center in Leesburg, Virginia. Currently, Iridium Holdings’ back-up facilities would not be able to quickly and fully replace its Arizona gateway and Virginia operations center if either experienced a catastrophic failure. Both facilities are subject to the risk of significant malfunctions or catastrophic loss due to unanticipated events and would be difficult to replace or repair and could require substantial lead-time to do so. Material changes in the operation of these facilities may be subject to prior FCC approval and the FCC might not give such approval or may subject the approval to other conditions that will have a material adverse effect on Iridium Holdings’ business. Iridium Holdings may also experience service shutdowns or periods of reduced service in the future as a result of regulatory issues, equipment failure or delays in deliveries. Any such failure would impede its ability to provide service to its customers, which would have a material adverse effect on its business, financial condition and results of operations.

If Iridium Holdings is unable to effectively develop and deploy Iridium NEXT before its current satellite constellation ceases to provide a commercially acceptable level of service, Iridium Holdings’ business will suffer.

Iridium Holdings is currently developing Iridium NEXT which Iridium Holdings expects to commence launching in 2014. While Iridium Holdings expects its current constellation to provide a commercially acceptable level of service through 2014, Iridium Holdings cannot guarantee it will provide a commercially acceptable level of service through 2014 or through the transition period to Iridium NEXT. If Iridium Holdings is unable, for any reason, including manufacturing or launch delays, launch failures, in-orbit satellite failures, inability to achieve and/or maintain orbital placement, delays in receiving regulatory approvals or insufficient funds, to deploy Iridium NEXT before its current constellation ceases to provide a commercially acceptable level of service or if Iridium Holdings experiences backward compatibility problems with its new constellation once deployed, Iridium Holdings will likely lose customers and business opportunities to its competitors, resulting in a decline in revenues and profitability as its ability to provide a commercially acceptable level of service is impaired.

Iridium NEXT may not be completed on time, and the costs associated with it may be greater than expected.

Iridium Holdings estimates the gross costs associated with designing, building and launching Iridium NEXT and related infrastructure upgrades to be approximately $2.7 billion. Iridium Holdings may not complete Iridium NEXT and related infrastructure, products and services on time, on budget or at all. Design, manufacture and launch of satellite systems are highly complex and historically have been subject to delays and cost over-runs. Development of Iridium NEXT may suffer from delays, interruptions or increased costs due to many factors, some of which may be beyond its control, including:

•	lower than anticipated demand for mobile satellite services;

•	lower than expected secondary payload funding;

•	its inability to obtain capital to finance Iridium NEXT and related ground infrastructure, products and services on acceptable terms or at all;

•	engineering and/or manufacturing performance falling below expected levels of output or efficiency;

•	denial or delays in receipt of regulatory approvals or non-compliance with conditions imposed by regulatory authorities;

•	the breakdown or failure of equipment or systems;

•	non-performance by third-party contractors, including the prime system contractor;

•	the inability to license necessary technology on commercially reasonable terms or at all;

•	launch delays or failures or in-orbit satellite failures once launched;

•	labor disputes or disruptions in labor productivity or the unavailability of skilled labor;

•	increases in the costs of materials;

•	changes in project scope;

•	additional requirements imposed by changes in laws; or

•	severe weather or catastrophic events such as fires, earthquakes, storms or explosions.

While Iridium Holdings expects to fund a majority of the costs associated with Iridium NEXT from internally generated cash flows and secondary payload funding as well as proceeds from the Acquisition, Iridium Holdings will need to raise additional debt or equity to finance the rest of such costs, including amounts arising from cost-overruns or if internally generated funds or secondary payloads funding are less than anticipated. Such capital may not be available to Iridium Holdings on acceptable terms or at all.

If any of the above events occur, they could have a material adverse effect on Iridium Holdings’ ability to continue to develop Iridium NEXT and related infrastructure, products and services, which would materially adversely affect its business, financial condition and results of operations.

Loss of any second-generation satellite during launch could delay or impair Iridium Holdings’ ability to offer its services, and launch insurance, to the extent available, will not fully cover this risk.

The launch of Iridium Holdings’ second-generation satellites could be subject to delays and risks (See “—If Iridium Holdings is unable to effectively develop and deploy Iridium NEXT before its current satellite constellation ceases to provide a commercially acceptable level of service, Iridium Holdings’ business will suffer” above for more information). Iridium Holdings expects to insure a portion of the launch of its second-generation satellites and self-insure the remaining portion. Launch insurance currently costs approximately 10% to 20% of the insured value of the satellites launched (including launch costs), but may vary depending on market conditions and the safety record of the launch vehicle. In addition, Iridium Holdings expects any launch insurance policies that it obtains to include specified exclusions, deductibles and material change limitations. Typically, these insurance policies exclude coverage for damage arising from acts of war, lasers and other similar potential risks for which exclusions are customary in the industry. If launch insurance rates were to rise substantially, Iridium Holdings’ future launch costs could increase. It is also possible that insurance could become unavailable or prohibitively expensive, either generally or for a specific launch vehicle or that new insurance could be subject to broader exclusions on coverage or limitations on losses, in which event Iridium Holdings would bear the risk of launch failures. Even if a lost satellite is fully insured, acquiring a replacement satellite may be difficult and time consuming and could delay the deployment of Iridium NEXT. Furthermore, launch insurance typically does not cover lost revenue.

Iridium Holdings may be unable to obtain and maintain in-orbit liability insurance, and the insurance Iridium Holdings obtains may not cover all liabilities to which Iridium Holdings may become subject.

Pursuant to Iridium Holdings’ and Iridium Satellite LLC’s transition services, products and asset agreement with Motorola, and the agreement between Iridium Satellite LLC (“Iridium Satellite”), The Boeing Company (“Boeing”), Motorola and the U.S. government, Iridium Satellite is required to maintain an in-orbit liability insurance policy with a de-orbiting endorsement. The current policy (together with the de-orbiting endorsement) covers amounts that Iridium Satellite and certain other named parties may become liable to pay for bodily injury and/or property damages to third parties related to processing, maintaining and operating its satellite constellation and, in the case of the de-orbiting endorsement, de-orbiting its satellite constellation. The current policy has a one-year term, which expires December 12, 2009. The price, terms and availability of insurance have fluctuated significantly since Iridium Holdings began offering commercial satellite services. The cost of obtaining insurance can vary as a result of either satellite failures or general conditions in the insurance industry. Higher premiums on insurance policies would increase its cost. In-orbit liability insurance policies on satellites may not continue to be available on commercially reasonable terms or at all. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods and additional policy exclusions. Iridium Holdings’ failure to renew its current in-orbit liability insurance policy or obtain a replacement policy would trigger certain de-orbit rights held by the U.S. government, Motorola and Boeing, adversely affecting its ability to provide commercially-acceptable level of services. See “—The U.S. government, Motorola and Boeing may unilaterally require Iridium Holdings to de-orbit its constellation upon the occurrence of certain events” below for more information. In addition, even if Iridium Satellite continues to maintain any in-orbit liability insurance policy, the coverage may not protect it against all third-party losses, materially and adversely affecting its financial condition and results of operations if any such third-party losses were to occur.

Iridium Satellite’s current in-orbit liability insurance policies contain, and any future policies are expected to contain, specified exclusions and material change limitations customary in the industry. These exclusions may relate to, among other things, losses resulting from acts of war, insurrection, terrorism or military action, government confiscation, strikes, riots, civil commotions, labor disturbances, sabotage, unauthorized use of the satellites and nuclear or radioactive contamination, as well as claims directly or indirectly occasioned as a result of noise, pollution, electrical and electromagnetic interference and interference with the use of property.

In addition to Iridium Satellite’s in-orbit liability insurance policy, Motorola maintains product liability insurance to cover its potential liability as manufacturer of the satellites. Motorola may not in the future be able to renew its product liability coverage on reasonable terms and conditions, or at all. Any failure to maintain such insurance could expose Iridium Holdings to third-party damages that may be caused by any of its satellites.

Iridium Holdings does not maintain in-orbit insurance covering losses from satellite failures or other operational problems affecting its constellation.

Iridium Holdings does not maintain in-orbit insurance covering losses that might arise as a result of a satellite failure or other operational problems affecting its constellation. Even if Iridium Holdings obtains in-orbit insurance in the future, the coverage may not be sufficient to compensate Iridium Holdings for satellite failures and other operational problems affecting its satellites. As a result, a failure of one or more if Iridium Holdings’ satellites or the occurrence of equipment failures and other related problems would constitute an uninsured loss and could have a material adverse effect on its financial condition and results of operations.

Iridium Holdings may be negatively affected by current global economic conditions.

Iridium Holdings’ operations and performance depend significantly on worldwide economic conditions. Uncertainty about current global economic conditions poses a risk as individual consumers, businesses and governments may postpone spending in response to tighter credit, negative financial news, declines in income or asset values and/or budgetary constraints. Reduced demand for Iridium Holdings’ products and services would adversely affect its business, financial condition and results of operations. While Iridium Holdings expects the number of its subscribers and revenues to continue to grow, it expects the future growth rate will be slower than its historical growth. Iridium Holdings expects its future growth rate will be impacted by the current economic slowdown, increased competition, maturation of the satellite communications industry and the difficulty in sustaining high growth rates as Iridium Holdings increases in size. The recent appreciation of the U.S. dollar may also negatively impact its growth by increasing the cost of its products and services in foreign countries.

Iridium Holdings could lose market share and revenues as a result of increasing competition from companies in the wireless communications industry, including cellular and other satellite operators, and from the extension of land-based communication services.

Iridium Holdings faces intense competition in all of its markets, which could result in a loss of customers and lower revenues and make it more difficult for Iridium Holdings to enter new markets. Iridium Holdings competes primarily on the basis of coverage, quality, portability and pricing of services and products.

There are currently six other satellite operators providing services similar to Iridium Holdings’ on a global or regional basis: Inmarsat, Globalstar, Orbcomm, SkyTerra, Thuraya and Asia Cellular Satellites. In addition, several regional mobile satellite services companies, including ICO, TerreStar and SkyTerra are attempting to exploit their spectrum positions into a U.S. consumer mobile satellite services business. The provision of satellite-based services and products is subject to downward price pressure when capacity exceeds demand or as a result of aggressive discounting by certain operators under financial pressure to expand their respective market share. Certain satellite operators, for example, subsidize the prices of their products, such as satellite handsets. In addition, Iridium Holdings may face competition from new competitors or new technologies, which may materially adversely affect its business plan. For example, Iridium Holdings may face competition for its land-based services in the United States from incipient Ancillary Terrestrial Component (“ATC”) service providers who are currently raising capital and designing a satellite operating business and a terrestrial component around their spectrum holdings. As a result of competition, Iridium Holdings may not be able to successfully retain its existing customers and attract new customers.

In addition to its satellite-based competitors, terrestrial voice and data service providers, both wireline and wireless, are expanding into rural and remote areas and providing the same general types of services and products that Iridium Holdings provides through its satellite-based system. Although satellite communications services and terrestrial communications services are not perfect substitutes, the two compete in certain markets and for certain services. Consumers generally perceive terrestrial wireless voice communication products and services as cheaper and more convenient than satellite-based ones. Many of its terrestrial competitors have greater resources, wider name recognition and newer technologies than Iridium Holdings does. In addition, industry consolidation could adversely affect Iridium Holdings by increasing the scale or scope of its competitors and thereby making it more difficult for Iridium Holdings to compete.

Rapid and significant technological changes in the satellite communications industry may impair Iridium Holdings’ competitive position and require Iridium Holdings to make significant additional capital expenditures.

Much of the hardware and software utilized in operating Iridium Holdings’ gateway was designed and manufactured over ten years ago and portions are becoming obsolete. As they continue to age, they may become less reliable and will be more difficult and expensive to service, upgrade or replace. Although Iridium Holdings maintains inventories of certain spare parts, it nonetheless may be difficult or impossible to obtain all necessary replacement parts for the hardware. Its business plan contemplates updating or replacing certain hardware and software in its network, but Iridium Holdings may not be successful in these efforts, and the cost may exceed its estimates. The space and communications industries are subject to rapid advances and innovations in technology. Iridium Holdings may face competition in the future from companies using new technologies and new satellite systems. New technology could render its system obsolete or less competitive by satisfying customer demand in more attractive ways or through the introduction of incompatible standards. Particular technological developments that could adversely affect Iridium Holdings include the deployment by its competitors of new satellites with greater power, flexibility, efficiency or capabilities than Iridium Holdings’ current constellation and Iridium NEXT, as well as continuing improvements in terrestrial wireless technologies. For Iridium Holdings to keep up with technological changes and remain competitive, it may need to make significant capital expenditures. Customer acceptance of the products and services that Iridium Holdings offers will continually be affected by technology-based differences in its product and service offerings compared to those of its competitors. New technologies may be protected by patents or other intellectual property laws and therefore may not be available to Iridium Holdings. Any failure by Iridium Holdings to implement new technology within its system may have a material adverse effect on its business, results of operations and financial condition.

Use by Iridium Holdings’ competitors of L-band spectrum for terrestrial services could interfere with its services.

In February 2003, the FCC, adopted rules that permit satellite service providers to establish ATC networks. ATC frequencies are designated in previously satellite-only bands at 1.5 GHz, 1.6 GHz, 2 GHz and 2.5 GHz. The implementation of ATC services by satellite service providers in the United States or other countries may result in increased competition for the right to use L-band spectrum, which Iridium Holdings uses to provide its services, and such competition may make it difficult for Iridium Holdings to obtain or retain the spectrum resources Iridium Holdings requires for its existing and future services. In addition, the FCC’s decision to permit ATC services was based on certain assumptions, particularly relating to the level of interference that the provision of ATC services would likely cause to other satellite service providers, which use the L-band spectrum. If the FCC’s assumptions prove inaccurate, or the level of ATC services provided exceeds those estimated by the FCC, ATC services could interfere with Iridium Holdings’ satellites and devices, which may adversely impact its services. Outside the United States, other countries are actively considering implementing regulations to facilitate ATC services.

Iridium Holdings’ networks and those of its third-party service providers may be vulnerable to security risks.

Iridium Holdings expects the secure transmission of confidential information over public networks to continue to be a critical element of its operations. Iridium Holdings’ network and those of its third-party service providers and its customers may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully obtain or use information on the network or cause interruptions, delays or malfunctions in its operations, any of which could have a material adverse effect on Iridium Holdings’ business, financial condition and results of operations. Iridium Holdings may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by any breaches. In addition, Iridium Holdings’ customer contracts, in general, do not contain provisions which would protect it against liability to third-parties with whom its customers conduct business. Although Iridium Holdings has implemented and intends to continue to implement industry-standard security measures, these measures may prove to be inadequate and result in system failures and delays that could lower network operations center availability and have a material adverse effect on Iridium Holdings’ business, financial condition and results of operations.

Sales to U.S. government customers, particularly the DoD, represent a significant portion of Iridium Holdings’ revenues.

The U.S. government, through a dedicated gateway owned and operated by the DoD, has been and continues to be, directly and indirectly, Iridium Holdings’ largest customer, representing approximately 21.1% and 23.1% of Iridium Holdings’ revenues for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively. Iridium Holdings provides the majority of its services to the U.S. government pursuant to two one-year agreements, both of which are renewable for three additional one-year terms. The U.S. government may terminate these agreements, in whole or in part, at any time. If the U.S. government terminates its agreements with Iridium Holdings or fails to renew such agreements, Iridium Holdings’ business, financial condition and results of operations could be materially and adversely affected.

Iridium Holdings’ relationship with the U.S. government is subject to the overall U.S. government budget and appropriation decisions and processes. U.S. government budget decisions, including with respect to defense spending, are based on changing government priorities and objectives, which are driven by numerous factors, including geopolitical events and macroeconomic conditions, and are beyond Iridium Holdings’ control. Significant changes to U.S. defense spending, including as a result of the resolution of the conflicts in Iraq and Afghanistan, could negatively impact Iridium Holdings’ business, financial condition and results of operations.

Iridium Holdings is dependent on third parties to market and sell its products and services.

Iridium Holdings relies on third-party distributors to market and sell its products and services to end-users and to determine the prices end-users pay. Iridium Holdings also depends on its distributors to develop innovative and improved solutions and applications integrating its product and service offerings. As a result of these arrangements, Iridium Holdings is dependent on the performance of its distributors to generate substantially all of its revenues. Its distributors operate independently of Iridium Holdings, and Iridium Holdings has limited control over their operations, which exposes Iridium Holdings to significant risks. Distributors may not commit the necessary resources to market and sell Iridium Holdings’ products and services and may also market and sell competitive products and services. In addition, its distributors may not comply with the laws and regulatory requirements in their local jurisdictions, which may limit their ability to market or sell Iridium Holdings’ products and services. If current or future distributors do not perform adequately, or if Iridium Holdings is unable to locate competent distributors in particular countries and secure their services on favorable terms, or at all, Iridium Holdings may be unable to increase or maintain its revenues in these markets or enter new markets, and Iridium Holdings may not realize its expected growth, adversely affecting its profitability, liquidity and brand image.

In addition, Iridium Holdings may lose distributors due to competition, consolidation, regulatory developments, business developments affecting its partners or their customers or for other reasons. Any future consolidation of its distributors or the acquisition of a distributor by a competitor, such as the acquisition of Stratos Global Corporation, one of Iridium Holdings’ largest distributors, by Inmarsat, one of Iridium Holdings’ main competitors, also increases its reliance on a few key distributors of its services and the amount of volume discounts that Iridium Holdings may have to give such distributors. Iridium Holdings’ top ten distributors for the year ended December 31, 2008 and the six months ended June 30, 2009, accounted for, in the aggregate, approximately 52.0% and 47.2% of its total revenues, respectively. The loss of any of these distributors could reduce the distribution of Iridium Holdings’ products and services as well the development of new product solutions and applications, which may have a material adverse effect on Iridium Holdings’ business, financial condition and results of operations.

Iridium Holdings relies on a limited number of key vendors for timely supply of equipment and services.

Celestica Corporation (“Celestica”) is the manufacturer of all of Iridium Holdings’ current and next generation devices, including its mobile handsets, L-Band transceivers and short burst data modems. Celestica may choose to terminate its business relationship with Iridium Holdings when its current contractual obligations are completed in January 1, 2010. If Celestica terminates this relationship, Iridium Holdings may not be able to find a replacement supplier. In addition, as its sole supplier, Iridium Holdings is very dependent on Celestica’s performance. If Celestica has difficulty manufacturing or obtaining the necessary parts or material to manufacture Iridium Holdings’ products, its business would be materially affected. Although Iridium Holdings may replace Celestica with another supplier, there could be a substantial period of time in which its products are not available and any new relationship may involve a significantly different cost structure, development schedule and delivery times.

In addition, Iridium Holdings depends on Boeing to provide operations and maintenance services with respect to its satellite network (including engineering, systems analysis and operations and maintenance services) from Iridium Holdings’ technical support center in Chandler, Arizona and its satellite network operations center in Leesburg, Virginia. Boeing provides these services pursuant to a long-term agreement that is concurrent with the expected useful life of Iridium Holdings’ constellation. Technological competence is critical to Iridium Holdings’ business and depends, to a significant degree, on the work of technically skilled employees, such as its Boeing contractors. If Boeing’s performance falls below expected levels or if Boeing has difficulties retaining the employees or contractors servicing Iridium Holdings’ network, Iridium Holdings’ business would be materially, adversely affected. In addition, if Boeing terminates its agreement with Iridium Holdings, Iridium Holdings may not be able to find a replacement provider on favorable terms or at all, which could materially and adversely affect the operations and performance of its network. A replacement of Boeing as the operator of Iridium Holdings’ satellite system could also trigger certain de-orbit rights held by the U.S. government, adversely affecting Iridium Holdings’ ability to offer satellite communications services. See “—The U.S. government, Motorola and Boeing may unilaterally require Iridium Holdings to de-orbit its constellation upon the occurrence of certain events” below for more information.

Iridium Holdings’ agreements with Motorola contain potential payment provisions which may apply to the Acquisition; and Iridium Holdings and Motorola are in discussions with respect to such provisions, the outcome of which is uncertain.

The Transition Services, Products and Asset Agreement (“TSA”) with Motorola provides for the payment to Motorola of $7.25 million plus certain accrued interest upon the occurrence of a “triggering event.” A “triggering event” means the first to occur of: (a) a “change of control,” (b) the consummation of an initial public offering by Iridium Holdings, (c) a sale of all or a material portion of the assets of Iridium Holdings or (d) December 11, 2010. A “change of control” means, subject to certain exceptions, the occurrence of any of the following events: (a) any initial investor, together with such person’s affiliates, shall have acquired beneficial ownership of interests entitling the holders thereof to more than 50% of the income of, or the liquidation proceeds from, Iridium Holdings; (b) any person who is not an initial investor, together with such person’s affiliates and with other persons constituting a “group” (within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended) shall have acquired beneficial ownership of interests entitling the holders thereof to more than 50% of the income of, or the liquidation proceeds from, Iridium Holdings; or (c) Iridium Holdings shall cease to own 100% of the equity interests of Iridium Satellite. Iridium Holdings has been accruing this future payment obligation in its historical financial statements.

The Senior Subordinated Term Loan Agreement (the “Note Agreement”) with Motorola also has certain future payment obligations. Under the Note Agreement, Iridium Holdings is required to pay Motorola a commitment fee of $5.0 million upon the earlier of December 11, 2010 and the occurrence of a “triggering event.” Iridium Holdings has been accruing this future payment obligation in its historical financial statements.

Furthermore, in the event of a “distribution event,” Iridium Holdings is required to pay Motorola a loan success fee equal to the amount that a holder of Class B units in Iridium Holdings constituting 5% of the total number of issued and outstanding units (both Class A and B) would have received in the distribution event. A “distribution event” means the (a) direct or indirect (i) payment of any dividend or other distribution (in the form of cash or otherwise) in respect of the equity interests of Iridium Holdings or (ii) purchase, conversion, redemption or other acquisition for value or otherwise by Iridium Holdings of any equity interest in Iridium Holdings or (b) initial public or any secondary offering by Iridium Holdings in which any holders of equity interests in Iridium Holdings are afforded the opportunity to participate as a selling equity holder in such offering.

In addition to the above obligations, upon the first to occur of (a) any “change of control” or (b) the sale of all or a material portion of the assets of Iridium Holdings, Iridium Holdings is required to pay a cash amount equal to the lesser of (i) an amount to be determined based on a multiple of earnings before interest, taxes, depreciation, and amortization less capital contributions not returned to Class A Unit holders and the amount of the $5.0 million commitment fee discussed above which has been or is concurrently being paid and (ii) the value of the consideration that a holder of Class B Units in Iridium Holdings constituting 5% of the total number of issued and outstanding units (both Class A and B) would receive in the transaction.

Iridium Holdings believes that it is unclear whether and how any of the foregoing provisions were intended to apply to a transaction such as the Acquisition. As a result, Iridium Holdings contacted Motorola to discuss deleting these provisions and Motorola has responded that it believes that, in consideration for deleting these provisions, it should receive approximately $3.9 million in cash and 1.5 million shares of our common stock and acceleration of the $12.3 million outstanding payment obligations (plus $1.9 million of accrued interest and $1.3 million of certain other potential fees) under the TSA and Note Agreement. Iridium Holdings and Motorola are continuing to discuss an appropriate resolution under these provisions of the TSA and Note Agreement, but there can be no assurances as to whether these provisions will be deleted and how much consideration will be paid to Motorola.

Iridium Holdings is dependent on intellectual property licensed from Motorola and other third parties.

Iridium Holdings licenses substantially all system technology, including software and systems to operate and maintain its network as well as technical information for the design and manufacture of its devices, from Motorola. Iridium Holdings maintains its licenses with Motorola pursuant to several long-term agreements. These agreements can be terminated by Motorola upon: (i) any material change to certain portions of the certificate of formation and operating agreement of the Iridium Holdings’ subsidiary that is party to the agreements; (ii) any change of control (as defined in the TSA); (iii) the commencement by Iridium Holdings of any voluntary bankruptcy proceeding; or (iv) the material failure of Iridium Holdings to perform or comply with any provision of the agreements. Motorola has assigned a portion of the patents comprising these licenses to a third-party. Iridium Holdings also licenses additional system technology from several other third parties. If Motorola or any such third party were to terminate any license agreement or cease to support and service this technology, or if Iridium Holdings is unable to renew such licenses on commercially reasonable terms or at all, it may be difficult, more expensive or impossible to obtain such services from alternative vendors. Any substitute technology may also have lower quality or performance standards, which would adversely affect the quality of Iridium Holdings’ products and services. For more information, see “Risk Factors—Iridium Holdings’ agreements with Motorola contain potential payment provisions which may apply to the Acquisition; and Iridium Holdings and Motorola are in discussions with respect to such provisions, the outcome of which is uncertain.”

In connection with the design, manufacture and operation of Iridium NEXT and related ground infrastructure, products and services, Iridium Holdings may be required to obtain certain additional intellectual property rights from Motorola and other third parties, including, potentially, a third party to whom Motorola has advised Iridium Holdings that it has transferred certain patents rights associated with the existing Iridium network. There can be no assurance that Iridium Holdings will be able to obtain such intellectual property rights on commercially reasonable terms or at all. If Iridium Holdings is unable to obtain such intellectual property rights or is unable to obtain such rights on commercially reasonable terms, Iridium Holdings may not complete Iridium NEXT and related ground infrastructure, products and services on budget or at all.

Iridium Holdings has been and may in the future become subject to claims that its products violate the patent or intellectual property rights of others, which could be costly and disruptive to Iridium Holdings.

Iridium Holdings operates in an industry that is susceptible to significant intellectual property litigation. As a result, Iridium Holdings or its products may become subject to intellectual property infringement claims or litigation. The defense of intellectual property suits, even if frivolous, is both costly and time consuming and may divert management’s attention from other business concerns. An adverse determination in litigation to which Iridium Holdings may become a party could, among other things:

•	subject Iridium Holdings to significant liabilities to third parties, including treble damages;

•	require disputed rights to be licensed from a third party for royalties that may be substantial;

•	require Iridium Holdings to cease using such technology; or

•	prohibit Iridium Holdings from selling certain of its products or offering certain of its services.

Any of these outcomes may have a material adverse effect on Iridium Holdings’ business, financial condition and results of operations.

Conducting and expanding its operations outside the United States involves special challenges that Iridium Holdings may not be able to meet which may adversely affect its business.

Iridium Holdings determines the country in which it earns its revenues based on where it invoices its distributors. These distributors sell services directly or indirectly to end-users, who may be located or use Iridium Holdings’ products and services elsewhere. Iridium Holdings cannot provide the geographical distribution of end-users, because it does not contract directly with them. According to Iridium Holdings’ estimates, commercial data traffic originating outside the U.S. accounted for 74.7% of its total data traffic for the year ended December 31, 2008 and 69.9% of its total data traffic for the six months ended June 30, 2009, while commercial voice traffic originating outside the U.S. accounted for 90.1% of its total voice traffic for the year ended December 31, 2008 and 90.6% of its total voice traffic for the six months ended June 30, 2009. Iridium Holdings is also seeking authorization to offer to sell its services in China, Russia, Mexico, India and South Africa. While expanding its international operations would advance Iridium Holdings’ growth, it would also increase numerous risks, including:

•	difficulties in penetrating new markets due to established and entrenched competitors;

•	difficulties in developing products and services that are tailored to the needs of local customers;

•	lack of local acceptance or knowledge of its products and services;

•	lack of recognition of its products and services;

•	unavailability of or difficulties in establishing relationships with distributors;

•	significant investments, including the development and deployment of dedicated gateways as certain countries require physical gateways within their jurisdiction to connect the traffic coming to and from their territory;

•	instability of international economies and governments;

•	changes in laws and policies affecting trade and investment in other jurisdictions;

•	exposure to varying legal standards, including intellectual property protection and foreign state ownership laws, in other jurisdictions;

•	difficulties in obtaining required regulatory authorizations;

•	difficulties in enforcing legal rights in other jurisdictions;

•	changing and conflicting national and local regulatory requirements; and

•	foreign currency exchange rates and exchange controls.

These risks could affect Iridium Holdings’ ability to successfully compete and expand internationally, which may adversely affect its business, financial condition and results of operations.

The prices for most of its products and services are denominated in U.S. dollars. Any appreciation of the U.S. dollar against other currencies will increase the cost of its products and services to its international customers and, as a result, may reduce the competitiveness of its international offerings and its international growth.

Iridium Holdings currently is unable to offer service in important regions of the world due to regulatory requirements, which is limiting its growth and its ability to compete.

Iridium Holdings’ ability to provide service in certain regions is limited by local regulations as certain countries, such as China, Russia and India, have specific regulatory requirements such as local ownership requirements and/or requiring physical gateways within their jurisdiction to connect traffic coming to and from their territory. While Iridium Holdings is currently in discussions with parties in such countries to satisfy these regulatory requirements, Iridium Holdings may not be able find an acceptable local partner or reach an agreement to develop additional gateways or the cost of developing and deploying such gateways may be prohibitive, which could impair its ability to expand its product and service offerings in such areas and undermine its value for potential users who require service in these areas. The inability to offer to sell its products and services in all major international markets may have a material adverse effect on its business, financial condition and results of operations. In addition, the construction of such gateways in foreign countries may require Iridium Holdings to comply with certain U.S. regulatory requirements which may contravene the laws or regulations of the local jurisdiction.

The U.S. government, Motorola and Boeing may unilaterally require Iridium Holdings to de-orbit its constellation upon the occurrence of certain events.

When Iridium Satellite purchased the assets of Iridium LLC out of bankruptcy, Boeing, Motorola and the US government insisted on having certain de-orbit rights as a way to control potential liability risk arising from future operation of the constellation, and provide for the U.S. government’s obligation to indemnify Motorola. As a result, an agreement was entered into among Iridium Satellite, Boeing, Motorola and the U.S. government, the U.S. government obtained the right to, in its sole discretion, require Iridium Holdings to de-orbit its constellation upon the occurrence of any of the following with respect to Iridium Satellite: (a) its failure to pay certain insurance premiums or maintain insurance; (b) its bankruptcy; (c) its sale or the sale of any major asset in Iridium Holdings’ satellite system; (d) Boeing’s replacement as the operator of Iridium Holdings’ satellite system; (e) its failure to provide certain notices as contemplated by the agreement; or (f) at any time after June 5, 2009, unless extended by the U.S. government. The U.S. government also has the right to require Iridium Holdings to de-orbit any of its individual functioning satellites (including in-orbit spares) that have been in orbit for more than seven years, unless the U.S. government grants a postponement. As of August 2009, all of Iridium Holdings’ functioning satellites have been on orbit for more than seven years. Iridium Holdings is currently in discussion with the U.S. government to extend the 2009 deadline.

Motorola also has the right to de-orbit Iridium Holdings’ constellation pursuant to its transition services, products and asset agreement with Iridium Holdings and Iridium Satellite and pursuant to the operations and maintenance agreement between Iridium Constellation LLC (“Iridium Constellation”) and Boeing. Under these agreements, Motorola may require the de-orbit of the Iridium Holdings constellation upon the occurrence of any of the following: (a) the bankruptcy of Iridium Holdings, Iridium Constellation or Iridium Satellite; (b) Iridium Satellite’s breach of the transition services, products and asset agreement; (c) Boeing’s breach of its operations and maintenance agreement and other related agreements with Iridium Constellation or its affiliates; (d) an order from the U.S. government requiring the de-orbiting of Iridium Holdings’ satellites; (e) Motorola’s determination that changes in law or regulation that may require it to incur certain costs relating to the operation, maintenance, re-orbiting or de-orbiting of Iridium Holdings’ constellation; or (f) Motorola’s failure to obtain on commercially reasonable terms, product liability insurance to cover its position as manufacturer of the satellites, provided the U.S. government has not agreed to cover what would have otherwise been paid by such policy.

Pursuant to Iridium Constellation’s operations and maintenance agreement with Boeing, Boeing similarly has the unilateral right to de-orbit Iridium Holdings’ constellation upon the occurrence of any of the following events: (a) Iridium Constellation’s or Iridium Satellite’s bankruptcy; (b) the existence of reasonable grounds for Boeing to question the financial stability of Iridium Constellation; (c) Iridium Constellation’s failure to maintain certain insurance policies; (d) Iridium Constellation’s failure to provide Boeing certain quarterly financial statements; (e) Iridium Constellation’s breach of the operations and maintenance agreement, including its payment obligation thereunder; or (f) changes in law or regulation that may increase the risks or costs associated with the operation and/or re-orbit process or the cost of operation and/or re-orbit of the constellation.

Iridium Holdings cannot guarantee that the U.S. government, Motorola and/or Boeing will not unilaterally exercise such de-orbiting rights upon the occurrence of any of the above events. A decision by any of the U.S. government, Motorola or Boeing to de-orbit Iridium Holdings’ constellation would affect its ability to provide satellite communications services, materially and adversely affecting its business, prospects and profitability.

Wireless devices may pose health and safety risks and, as a result, Iridium Holdings may be subject to new regulations, demand for its services may decrease and Iridium Holdings could face liability based on alleged health risks.

There has been adverse publicity concerning alleged health risks associated with radio frequency transmissions from portable hand-held telephones that have transmitting antennae. Lawsuits have been filed against participants in the wireless industry alleging various adverse health consequences, including cancer, as a result of wireless phone usage. Although Iridium Holdings has not been party to any such lawsuits, Iridium Holdings may be exposed to such litigation in the future. While Iridium Holdings complies with applicable standards for radio frequency emissions and power and does not believe that there is valid scientific evidence that use of its phones poses a health risk, courts or governmental agencies could find otherwise. Any such finding could reduce its revenues and profitability and expose Iridium Holdings and other wireless providers to litigation, which, even if frivolous or unsuccessful, could be costly to defend.

If consumers’ health concerns over radio frequency emissions increase, they may be discouraged from using wireless handsets. Further, government authorities might increase regulation of wireless handsets as a result of these health concerns. The actual or perceived risk of radio frequency emissions could reduce the number of Iridium Holdings’ subscribers and demand for its products and services, which may have a material adverse effect on its business, financial condition and results of operations.

Iridium Holdings’ business is subject to extensive government regulation, which mandates how Iridium Holdings may operate its business and may increase its cost of providing services, slow its expansion into new markets and subject its services to additional competitive pressures or regulatory requirements.

Iridium Holdings’ ownership and operation of a satellite communication system is subject to significant regulation in the United States by the FCC and in foreign jurisdictions by similar local authorities. The rules and regulations of the FCC or these foreign authorities may change and such authorities may adopt regulations that limit or restrict Iridium Holdings’ operations as presently conducted or as Iridium Holdings plans to conduct such operations. Such authorities may also make changes in the licenses of Iridium Holdings’ competitors that impact Iridium Holdings’ spectrum. Failure to provide services in accordance with the terms of its licenses or failure to operate its satellites or ground stations as required by its licenses and applicable laws and government regulations could result in the imposition of government sanctions on Iridium Holdings, including the suspension or cancellation of its licenses.

Iridium Holdings and its affiliates must pay FCC filing and annual filing fees in connection with their licenses. One of Iridium Holdings’ subsidiaries, Iridium Carrier Services LLC, holds a common carrier radio license and is thus subject to regulation as a common carrier, including limitations and prior approval requirements with respect to direct or indirect foreign ownership. This subsidiary currently qualifies for exemptions from certain common carrier regulations, such as being required to file certain reports or pay certain fees. A change in the manner in which Iridium Holdings provides service or a failure to comply with common carrier regulation or pay required fees can result in sanctions including fines, loss of authorizations, or the denial of applications for new authorizations or the renewal of existing authorizations.

Iridium Holdings’ system must be authorized in each of the markets in which it provides its services. Iridium Holdings may not be able to obtain or retain all regulatory approvals needed for its operations. Regulatory changes, such as those resulting from judicial decisions or adoption of treaties, legislation or regulation in countries where Iridium Holdings currently offers products and services or intends to offer products and services, including the United States, may also significantly affect its business. Because regulations in each country are different, Iridium Holdings may not be aware if some of its distribution partners and/or persons with which Iridium Holdings or they do business do not hold the requisite licenses and approvals.

Iridium Holdings’ current regulatory approvals could now be, or could become, insufficient in the view of domestic or foreign regulatory authorities, any additional necessary approvals may not be granted on a timely basis, or at all, in jurisdictions in which Iridium Holdings currently plans to offer products and services, and applicable restrictions in those jurisdictions could become unduly burdensome, which may have a material adverse effect on its business, financial condition and results of operations.

Iridium Holdings’ operations are subject to certain regulations of the U.S. State Department’s Office of Defense Trade Controls (i.e., the export of satellites and related technical data), U.S. Treasury Department’s Office of Foreign Assets Control (i.e., financial transactions) and the U.S. Commerce Department’s Bureau of Industry and Security (i.e. its phones). Iridium Holdings is also required to provide certain U.S. and foreign government law enforcement and security agencies with call interception services. In the course of seeking regulatory approval of the Acquisition, Iridium Holdings discussed with the U.S. Department of Justice (“DOJ”) certain procedures used by Iridium Holdings to satisfy its respective call interception obligations under licenses issued by the Australian and Canadian authorities. Iridium Holdings has informed the DOJ and notified the Australian and Canadian authorities that Iridium Holdings has discontinued such procedures until such time as the DOJ expressly authorizes their use. There can be no assurance that the discontinued procedures will be permitted to be reinstated or will not result in legal liability for Iridium Holdings. Iridium Holdings is currently in discussions with the Australian and Canadian authorities to obtain amendments or waivers to its licenses in those countries. Neither Australia nor Canada is obligated to grant such amendments or waivers and there can be no assurance that Australian and Canadian authorities will not suspend or revoke Iridium Holdings’ licenses or take other legal actions.

The above-cited U.S. and foreign obligations and regulations may limit or delay Iridium Holdings’ ability to offer products and services in a particular country. As new laws and regulations are issued, Iridium Holdings may be required to modify its business plans or operations. If Iridium Holdings fails to comply with these regulations in the United States or any other country, Iridium Holdings could be subject to sanctions that could affect, materially and adversely, its ability to operate in the United States or such other country. In addition, changing and conflicting national and local regulatory requirements may cause Iridium Holdings to be in compliance with local requirements in one country, while not being in compliance with the laws and regulations of another. Imposition of sanctions, losses of licenses and failure to obtain the authorizations necessary to use its assigned radio frequency spectrum and to distribute its products in certain countries could have a material adverse effect on Iridium Holdings’ business, financial condition and results of operations.

Iridium Holdings’ business would be negatively impacted if the FCC revokes, modifies or fails to renew or amend its licenses.

FCC licenses held by Iridium Holdings and its affiliates—a license for the satellite constellation, licenses for its U.S. gateways and blanket earth station licenses for U.S. government customers and commercial subscribers—are subject to revocation if Iridium Holdings and its affiliates fail to satisfy certain conditions or to meet certain prescribed milestones. The FCC licenses are also subject to modification by the FCC. While the FCC satellite constellation license is valid until 2013, Iridium Holdings and its affiliates are required, slightly more than three years prior to the expiration of the FCC satellite constellation license, to apply for a license renewal with the FCC. The U.S. gateway earth station licenses expire between 2011 and 2022 and the U.S. government customer and commercial subscribers’ earth station licenses will expire in 2021.

Renewal applications for earth station licenses must be filed between 30 and 90 days prior to expiration. There can be no assurance that the FCC will renew Iridium Holdings and its affiliates’ FCC licenses. If the FCC revokes, modifies or fails to renew FCC licenses held by Iridium Holdings and its affiliates, or if Iridium Holdings and its affiliates fail to satisfy any of the conditions of their respective FCC licenses, Iridium Holdings may not be able to continue to provide satellite communications services.

Pursuing strategic transactions may cause Iridium Holdings to incur additional risks.

Iridium Holdings may pursue acquisitions, joint ventures or other strategic transactions, although no such transactions that would be financially significant to Iridium Holdings are probable at this time. Iridium Holdings may face costs and risks arising from any such transactions, including integrating a new business into its business or managing a joint venture. These risks may include legal, organizational, financial, loss of key customers and distributors and diversion of management’s time.

In addition, if Iridium Holdings were to choose to engage in any major business combination or similar strategic transaction, Iridium Holdings may require significant external financing in connection with the transaction. Depending on market conditions, investor perceptions of Iridium Holdings and other factors, Iridium Holdings may not be able to obtain capital on acceptable terms, in acceptable amounts or at appropriate times to implement any such transaction. Any such financing, if obtained, may further dilute existing stockholders.

Iridium Holdings current and future indebtedness could impair its ability to react to changes in its business and may limit its ability to use debt to fund future capital needs.

As of June 30, 2009, Iridium Holdings had $154.3 million of indebtedness (including $120.0 million outstanding under its credit agreements). Iridium Holdings may use a portion of the funds in our trust account at the closing of the Acquisition to prepay all or a portion of Iridium Holdings’ outstanding indebtedness under its credit agreements after the closing of the Acquisition of approximately $55 million (in addition to the $65 million required to be repaid at closing pursuant to the terms of the credit agreements). While Iridium Holdings’ credit agreements limit its ability to incur additional debt, Iridium Holdings may still incur significant amounts of debt and other obligations. For example, Iridium Holdings may need to incur a significant amount of debt to finance the development of Iridium NEXT and related ground infrastructure, products and services. If Iridium Holdings incurs other indebtedness following the closing of the Acquisition, such indebtedness could adversely affect its financial condition by, among others:

•	requiring Iridium Holdings to dedicate a substantial portion of its cash flow from operations to principal and interest payments on its debt, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and other general corporate expenditures;

•	potentially exposing Iridium Holdings to increased interest costs with respect to its floating rate debt;

•	resulting in an event of default if Iridium Holdings fails to comply with the restrictive covenants contained in its credit agreements, which event of default could result in all of its debt becoming immediately due and payable;

•	increasing its vulnerability to adverse general economic or industry conditions because its debt could mature at a time when those conditions make it difficult to refinance and its cash flow is insufficient to repay the debt in full, forcing Iridium Holdings to sell assets at disadvantageous prices or to default on the debt, and because a decline in its profitability could cause Iridium Holdings to be unable to comply with the forward fixed charge coverage ratio in its credit agreement, resulting in a default on, and acceleration of, its debt;

•	limiting its flexibility in planning for, or reacting to, competition and/or changes in its business or its industry by limiting its ability to incur additional debt, to make acquisitions and divestitures or to engage in transactions that could be beneficial to Iridium Holdings;

•	restricting Iridium Holdings from making strategic acquisitions, introducing new products or services or exploiting business opportunities; and

•	placing Iridium Holdings at a competitive disadvantage relative to competitors that have less debt or greater financial resources.

To the extent additional debt or other obligations are incurred, the risks described above would increase.

Furthermore, if an event of default were to occur with respect to its credit agreements or other indebtedness, its creditors could accelerate the maturity of its indebtedness. Iridium Holdings’ indebtedness under these credit agreements is secured by a lien on substantially all of its assets and the lenders could foreclose on these assets to repay the indebtedness.

Iridium Holdings’ ability to make scheduled payments on or to refinance indebtedness obligations depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. Iridium Holdings may not be able to maintain a level of cash flows from operating activities sufficient to permit Iridium Holdings to pay the principal, premium, if any, and interest on its indebtedness. If its cash flows and capital resources are insufficient to fund its debt service obligations, Iridium Holdings could face substantial liquidity problems and could be forced to sell assets, seek additional capital or seek to restructure or refinance its indebtedness. These alternative measures may not be successful or feasible. Its credit agreements restrict its ability to sell assets. Even if Iridium Holdings could consummate those sales, the proceeds that Iridium Holdings realizes from them may not be adequate to meet any debt service obligations then due.

Restrictive covenants in Iridium Holdings’ credit agreements impose restrictions that may limit its operating and financial flexibility.

Iridium Holdings’ first and second lien credit agreements contain a number of significant restrictions and covenants that limit its ability to, among other things:

•	incur or guarantee additional indebtedness;

•	pay dividends or make distributions to its unitholders;

•	make investments, acquisitions or capital expenditures;

•	grant liens on its assets;

•	enter into transactions with its affiliates;

•	merge or consolidate with other entities or transfer all or substantially all of its assets; and

•	transfer or sell assets.

In addition, Iridium Holdings must maintain compliance with specified financial covenants. Complying with these restrictive covenants, as well as those that may be contained in any agreements governing any future indebtedness, may impair Iridium Holdings’ ability to finance its operations or capital needs or to take advantage of other favorable business opportunities. Iridium Holdings’ ability to comply with these restrictive covenants will depend on its future performance, which may be affected by events beyond its control. If Iridium Holdings violates any of these covenants and is unable to obtain waivers, Iridium Holdings would be in default under the agreement and payment of the indebtedness could be accelerated. The acceleration of its indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross-default or cross-acceleration provisions. If its indebtedness is accelerated, Iridium Holdings may not be able to repay its indebtedness or borrow sufficient funds to refinance it. Even if Iridium Holdings is able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to Iridium Holdings. If its indebtedness is in default for any reason, Iridium Holdings’ business, financial condition and results of operations may be materially and adversely affected. In addition, complying with these covenants may cause Iridium Holdings to take actions that are not favorable to holders of its securities and may make it more difficult for Iridium Holdings to successfully execute its business plan and compete against companies who are not subject to such restrictions.

Spectrum values historically have been volatile, which could cause the value of Iridium Holdings to fluctuate.

Iridium Holdings’ business plan is evolving and it may in the future include forming strategic partnerships to maximize value for its spectrum, network assets and combined service offerings in the United States and internationally. Values that Iridium Holdings may be able to realize from such partnerships will depend in part on the value ascribed to its spectrum. Valuations of spectrum in other frequency bands historically have been volatile, and Iridium Holdings cannot predict at what amount a future partner may be willing to value its spectrum and other assets. In addition, to the extent that the FCC takes action that makes additional spectrum available or promotes the more flexible use or greater availability (e.g., via spectrum leasing or new spectrum sales) of existing satellite or terrestrial spectrum allocations, the availability of such additional spectrum could reduce the value of Iridium Holdings’ spectrum authorizations and the value of its business.

Iridium Holdings’ ability to operate its company effectively could be impaired if Iridium Holdings loses members of its senior management team or key technical personnel.

Iridium Holdings depends on the continued service of key managerial and technical personnel, as well as its ability to continue to attract and retain highly qualified personnel. Following the closing of the Acquisition, Iridium Holdings expects to maintain its current executive management team. The success of the Acquisition will be dependent upon the continued service of a relatively small group of key executives. Iridium Holdings competes for such personnel with other companies, academic institutions, government entities and other organizations. The unexpected loss or interruption of the services of such personnel could adversely affect its ability to effectively manage its operations, execute its business plan and meet its strategic objectives.

Iridium Holdings has never operated as a public company and has not been required to maintain disclosure controls and procedures and internal controls over financial reporting as it will be required as a public company. Fulfilling Iridium Holdings’ obligations as a public company after the Acquisition will be expensive and time consuming.

Iridium Holdings, as a private company, has not been required to prepare or file periodic and other reports with the SEC under applicable federal securities laws, to comply with the requirements of the federal securities laws applicable to public companies, or to document and assess the effectiveness of its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Although Iridium Holdings has maintained certain disclosure controls and procedures and internal controls over financial reporting with respect to its activities, Iridium Holdings has not been required to establish and maintain such disclosure controls and procedures and internal controls over financial reporting as it will be required under the federal securities laws for a public company. Deficiencies in controls may affect Iridium Holdings’ ability to close its financial reporting on a timely basis or report accurate numbers, which could adversely affect its financial results or investors’ confidence and its ability to access external financing.

For the year ended December 31, 2008, the balance sheet has been restated to reclassify as prepaid expenses and other current assets a $1.4 million receivable from an insurer that was previously classified as a reduction of the related claim liability included in accrued expenses and other current liabilities. In addition, in the restated consolidated statements of income for the years ended December 31, 2008 and 2007, Iridium Holdings has reclassified $6.0 million and $3.4 million, respectively, of research and development costs related to government funded research and development service contracts as cost of services (exclusive of depreciation and amortization). These reclassifications have no impact on income from operations or net income.

In addition, under Sarbanes-Oxley and the related rules and regulations of the SEC, Iridium Holdings will be required to implement additional corporate governance practices and adhere to a variety of reporting requirements and accounting rules. Compliance with these obligations will require significant time and resources from Iridium Holdings’ management, finance and accounting staff and will significantly increase its legal, insurance and financial compliance costs. As a result of the increased costs associated with being a public operating company after the Acquisition, the operating income as a percentage of revenue of Iridium Holdings’ operations will likely be lower after the Acquisition than if it had remained a private company, which may adversely affect Iridium Holdings’ business, financial condition, results of operations and liquidity. In addition, our actual operating costs as a public company may exceed our projected operating costs as set forth in our pro forma financial statements. See “—Unaudited Pro Forma Condensed Combined Financial Data.”

If Iridium Holdings becomes subject to unanticipated foreign tax liabilities, it could materially increase its costs.

Iridium Holdings operates in various foreign tax jurisdictions. Iridium Holdings believes that it has complied in all material respects with its obligations to pay taxes in these jurisdictions. However, its position is subject to review and possible challenge by the taxing authorities of these jurisdictions. If the applicable taxing authorities were to challenge successfully Iridium Holdings’ current tax positions or if there were changes in the manner in which Iridium Holdings conducts its activities, Iridium Holdings could become subject to material unanticipated tax liabilities. Iridium Holdings may also become subject to additional tax liabilities as a result of changes in tax laws, which could in certain circumstances have retroactive effect.

Risks Associated with the Acquisition

A substantial number of new shares of our common stock will be issued in connection with the Acquisition, the Exchanges and related transactions, which will result in substantial dilution of our current stockholders and could have an adverse effect on the market price of our shares.

We expect to issue an aggregate of approximately 29,443,500 shares of our common stock to the current owners of Iridium Holdings in connection with the Acquisition and to issue an additional 1,946,500 shares of our common stock to Greenhill Europe when it exercises its right to convert the convertible subordinated promissory note into shares of our common stock. We also expect to issue as part of the consideration for the Exchanges, a number of shares of our common stock equal to $12,449,308 divided by the actual price per share in this offering; provided that such price shall be deemed to be no greater than $10.00 per share. As a result of these transactions, and giving effect to this offering, following the closing of the Acquisition, the ownership of our existing stockholders is expected to be reduced to approximately 44.4% of the outstanding shares of our common stock, the owners of Iridium Holdings are expected to own approximately 34.5%, Greenhill Europe is expected to own approximately 2.3% as a result of the conversion of the note by Greenhill Europe and investors in this offering are expected to own approximately 18.8% of the outstanding shares of our common stock, assuming (i) no holders of our IPO shares vote against the Acquisition proposal and, accordingly, properly exercise their rights to convert their shares into cash, (ii) no holders of warrants exercise their rights to acquire our shares, (iii) the number of shares of our common stock issued in connection with the Exchanges is 1,244,931, (iv) we complete the Forward Purchase of 10,395,763 shares of our common stock pursuant to the agreements we announced on September 2, 2009 and (v) we sell in this offering the number of shares of our common stock listed on the cover of this prospectus supplement (not including the underwriters’ over-allotment option). Assuming the maximum number of our stockholders holding IPO shares (30% minus one share) vote against the Acquisition proposal and properly exercise their rights to convert their shares into cash, the current stockholders are expected to own approximately 35.3% of the outstanding shares of our common stock, the current owners of Iridium Holdings are expected to own approximately 40.2% of the outstanding shares of our common stock, Greenhill Europe is expected to own approximately 2.7% of the outstanding shares of our common stock and investors in this offering are expected to own approximately 21.8% of the outstanding shares of our common stock.

In addition, we issued warrants to purchase 44,130,437 shares of our common stock to our founding stockholder and in our IPO (net of warrants that our founding stockholder has agreed to forfeit upon closing of the Acquisition). In the Exchanges, we will (i) repurchase 12,449,308 of our outstanding warrants, (ii) restructure 14,368,525 of our outstanding warrants and (iii) issue 14,368,525 restructured warrants (including 4,000,000 restructured warrants to our founding stockholder). The remaining 13,657,104 warrants outstanding following these transactions and the 14,368,525 restructured warrants will become exercisable upon the completion of our initial business combination, although the warrants issued in the IPO, the warrants held by GHQ’s independent directors and any restructured warrants sold pursuant to a resale registration statement may not be exercised unless we have an effective registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available.

Sales of substantial numbers of shares of our common stock issued upon the exercise of the warrants in the public market could adversely affect the market price of our shares and warrants. All of the sellers named in the Transaction Agreement (“Sellers” or “sellers”) and the initial stockholders have agreed to a one-year “lock-up” for the shares of our common stock they will hold following the closing of the Acquisition, except for underwritten secondary offerings approved by our Board of Directors anytime after six months from the closing of the Acquisition. In addition, we, each of our directors and our executive officers, and certain of our stockholders, have agreed to a lock-up for a period of 90 days after the date of this prospectus supplement. While none of our other stockholders or warrantholders are subject to a lock-up, these lock-ups limit, to an extent, the volume of our shares available for public trading, which may have an adverse effect on the market price of our common stock. Upon the termination, expiration or waiver of the lock-ups, a total of 38,448,824 shares of our common stock will become available to trade on the public markets (including the conversion of the note by Greenhill Europe), which may have a material adverse effect on the market price of our common stock.

If the stock incentive plan proposal described in our Proxy Statement on Schedule 14A filed with the SEC on August 28, 2009 is approved by our stockholders, we will reserve 8.0 million shares of our common stock for the grant of incentive stock options, nonqualified stock options, stock appreciation rights and other stock-based awards (which includes restricted stock, restricted stock units and performance-based awards payable both in cash and in shares of our common stock) to eligible individuals under the plan. Exercise of the stock options and stock rights by the eligible individuals will have a dilutive effect on our current stockholders and may adversely affect the market price of our shares of common stock.

The holders of our common stock issued in our IPO may vote against the Acquisition and exercise their rights to convert their shares to cash, thereby reducing the cash available to fund the Acquisition and related transactions and provide working capital for us after the Acquisition.

The holders of our IPO shares have certain rights to convert their IPO shares into cash in connection with the completion of our initial business combination. The actual per share conversion price will be equal to the aggregate amount then on deposit in the trust account (before payment of deferred underwriting discounts and commissions and including accrued interest, net of any income taxes payable on such interest, which shall be paid from the trust account, and net of interest income of up to $5.0 million on the trust account balance previously released to us to fund our working capital requirements), calculated as of two business days prior to the completion of the initial business combination, divided by the total number of IPO shares. As of June 30, 2009, the per-share conversion price would have been approximately $10.02 without taking into account any interest or expenses accrued after such date, but we estimate that the pro rata amount to be received by holders of the IPO shares who vote against the Acquisition and properly exercise their conversion right will be approximately $10.00 at the time of the closing of the Acquisition. Any additional amounts will only be payable to such holders of IPO shares in the future once GHQ has completed the filing of its tax returns in respect of the years 2008 and 2009 and received any refunds which may be due to it for such years.

If the holders of no more than 30% (minus one share) of the IPO shares vote against the Acquisition and properly exercise their conversion rights, the Acquisition may be completed (if our proposed certificate of incorporation, the issuance of additional shares of common stock in connection with our initial business combination and our new stock incentive plan are approved and the other conditions to closing the Acquisition are satisfied or waived) but any cash required to convert the IPO shares would reduce the cash balances available to us to prepay certain Iridium Holdings debt, pay transaction expenses and conduct Iridium Holdings’ business after completion of the Acquisition, which may have a material adverse effect on our financial condition and results of operation.

Because our initial stockholders and directors will not participate in liquidation distributions if we do not complete a business combination by February 14, 2010, our initial stockholders, directors and management team may have conflicts of interest in approving the Acquisition.

Our initial stockholders have waived their rights to receive any liquidation proceeds with respect to the founding stockholder’s shares if we fail to complete a business combination by February 14, 2010 and thereafter liquidate. Accordingly, their shares of common stock and warrants to purchase common stock will be worthless if we do not complete the Acquisition or another business combination by February 14, 2010. Because Messrs. Bok, Niehaus and Rodriguez have ownership interests in Greenhill and consequently an indirect ownership interest in our founding stockholder and us, they also have a conflict of interest in determining whether Iridium Holdings is an appropriate target business for us and our stockholders. These ownership interests may influence their motivation in identifying and selecting Iridium Holdings as an appropriate target business for our initial business combination and in timely completing the Acquisition. The exercise of discretion by our officers and directors in identifying and selecting one or more suitable target businesses may result in a conflict of interest when determining whether the terms, conditions and timing of the Acquisition are appropriate and in our stockholders’ best interest.

The exercise of our directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Acquisition may result in a conflict of interest when determining whether such changes to the terms of the Acquisition or waivers of conditions are appropriate and in our stockholders’ best interest.

In the period leading up to the closing of the Acquisition, events may occur that, pursuant to the Transaction Agreement, would require us to agree to further amendments to the Transaction Agreement, to consent to certain actions taken by Iridium Holdings or to waive rights that we are entitled to under the Transaction Agreement. Such events could arise because of changes in the course of Iridium Holdings’ business or industry, a request by Iridium Holdings to undertake actions that would otherwise be prohibited by the terms of the Transaction Agreement or the occurrence of other events that would have a material adverse effect on Iridium Holdings’ business and would entitle us to terminate the Transaction Agreement. In any of such circumstances, it would be within our discretion, acting through our board of directors, to grant our consent or waive our rights. The existence of the financial and personal interests of the directors described in the preceding risk factor may result in a conflict of interest on the part of one or more of the directors between what he may believe is best for our company and what he may believe is best for himself in determining whether or not to take the requested action.

If Iridium Holdings has breached any of its representations, warranties or covenants set forth in the Transaction Agreement, we may not have a remedy for losses arising therefrom.

None of Iridium Holdings, its owners or any other persons will indemnify us for any losses we realize as a result of any breach by Iridium Holdings of any of its representations, warranties or covenants set forth in the Transaction Agreement. Moreover, none of representations, warranties or pre-closing covenants of Iridium Holdings contained in the Transaction Agreement will survive the closing of the Acquisition, so our rights to pursue a remedy for breach of any such representations, warranties or pre-closing covenants will terminate upon the closing of the Acquisition. Any losses realized in connection with the breach of any representation, warranty, or covenant by Iridium Holdings may have a material adverse effect on our financial condition and results of operation.

If any of the Sellers have breached any of their representations, warranties or covenants set forth in the Transaction Agreement, our remedies for losses may be limited and we may be limited in our ability to collect for such losses.

Each Seller has agreed to indemnify us for breaches of its individual representations, warranties and covenants, subject to certain limitations, including that each Seller’s maximum liability for all indemnification claims against it will not exceed the sum of (i) the cash consideration received by such Seller and (ii) the product of the number of shares of our common stock received by such Seller and $10.00. Except for the pledge arrangements we have entered into with the sellers of the “blocker” holding companies (described below), there are no escrow or other similar arrangements with any of the Sellers and, in the event we suffer losses from a breach of a Seller’s representations, warranties or covenants, there can be no assurances that such Seller will have the cash consideration or shares of our common stock received by such Seller, or other available assets, to compensate us for our losses. Any losses realized in connection with the breach of any representation, warranty or covenant by any seller may have a material adverse effect on our financial condition and results of operations.

Certain Sellers under the Transaction Agreement hold their interests in Iridium Holdings shares via “blocker” corporations, and in those circumstances we are purchasing ownership of those “blocker” corporations (Baralonco and Syncom) instead of directly purchasing the Iridium

Holdings units held by such “blocker” corporations. After the closing of the Acquisition, Baralonco and Syncom will become our wholly-owned subsidiaries. Each of the sellers of Baralonco and Syncom have agreed to indemnify us for the pre-closing tax liabilities of Baralonco and Syncom respectively, subject to certain limitations. The maximum liability for the seller of Syncom shall not exceed $3.0 million and the maximum liability for the seller of Baralonco shall not exceed $15.0 million. In support of their respective indemnity obligations under the Transaction Agreement, the seller of Syncom has agreed to pledge 300,000 shares of our common stock it will receive at closing of the Acquisition for a period of nine months post-closing and the seller of Baralonco has agreed to pledge 1.5 million shares of our common stock it will receive at closing of the Acquisition for a period of two years post-closing. These pledged shares may not fully cover all pre-closing tax liabilities of Baralonco and Syncom. The failure of the pledged shares to fully cover any pre-closing tax liabilities of Baralonco or Syncom may have a material adverse effect on our financial condition and results of operations.

The transaction costs associated with the Acquisition will be substantial, whether or not the Acquisition is completed.

We have already incurred significant costs, and expect to incur significant additional costs, associated with the Acquisition, whether or not the Acquisition is completed. These costs will reduce the amount of cash otherwise available for the payment of Iridium Holdings’ debt and other corporate purposes. We estimate that we will incur direct transaction costs of approximately $12.3 million associated with the Acquisition and related transactions. There is no assurance that the actual costs may not exceed these estimates. Any actual costs incurred by our company in excess of our estimates may have a material adverse effect on our financial condition and results of operations.

The completion of the Acquisition could result in disruptions in business, loss of clients or contracts or other adverse effects to Iridium Holdings’ business operations.

The completion of the Acquisition may cause disruptions, including potential loss of clients and other business partners, in the business of Iridium Holdings, which could have material adverse effects on the combined post-closing company’s business and operations. Although we believe that Iridium Holdings’ business relationships are and will remain stable following the Acquisition, Iridium Holdings’ clients and other business partners, in response to the completion of the Acquisition, may adversely change or terminate their relationships with us following the closing of the Acquisition, which could have a material adverse effect on our business or that of Iridium Holdings following the closing of the Acquisition.

The completion and timing of the Acquisition is subject to the receipt of approvals from government entities.

Completion of the Acquisition is conditioned upon, among other things, the receipt of certain regulatory approvals, including antitrust approval under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, which was obtained on October 10, 2008, and the approval of the FCC, which was received on August 14, 2009. FCC approval was conditioned on compliance by Iridium Holdings, Iridium Carrier Holdings LLC, GHQ, and their respective subsidiaries and affiliates with the commitments and undertakings set forth in the National Security Agreement. The FCC’s Order approving the Acquisition was effective immediately upon release, but is subject to reconsideration by the International Bureau and/or review by the FCC. If no third party seeks reconsideration or review and the International Bureau does not act to reconsider the Order on its own motion by September 14, 2009, and the FCC does not act to review the Order on its own motion by September 23, 2009, the Order will become a final order and thus will no longer be subject to reconsideration or review. No assurance can be given that the Order will not be subject to reconsideration or review prior to its becoming a final order. The

FCC also noted in the Order that the record did not contain sufficient information to determine whether a previous investment by Baralonco Limited in Iridium Carrier Services LLC, at the time it was made, fell within the parameters specified in the FCC’s order in 2002 authorizing foreign investment in Iridium (the “2002 order”). Accordingly, the FCC stated that its grant of the Applications is without prejudice to any enforcement action by the FCC for non-compliance with the Communications Act of 1934, as amended, the FCC’s rules and regulations, and the 2002 order. See “Iridium Holdings Business—Regulatory Matters.”

We have entered into and may enter into future agreements to repurchase shares of common stock from a limited number of our stockholders and the purchase price paid may be higher than what other stockholders could receive either by voting against the Acquisition and exercising conversion rights or selling their shares in the market.

On September 2, 2009, we announced that we had entered into agreements through privately negotiated transactions with certain of our stockholders as a result of which 10,395,763 shares of our common stock will be repurchased upon closing of the Acquisition. The agreements provide that we will repurchase the shares for a price per share equal to the greater of $10.10 per share and the price per share of our common stock in this offering. Prior to the closing of the Acquisition, we may enter into additional Forward Purchases. Consummation of all Forward Purchases will be subject to the closing of the Acquisition. The Forward Purchases we have entered into to date have, and any future Forward Purchases are expected to involve the repurchase of specified amounts of our outstanding common stock from a limited number of our stockholders who we believe are focused on fixed income like returns and would seek to exit their investment in us in connection with or shortly following the closing of the Acquisition. We expect that the purchase price for the Forward Purchases would be at least equal to the amount those stockholders could receive by voting against the Acquisition and exercising conversion rights and the purchase price may be higher than what other stockholders could receive either by voting against the Acquisition and exercising conversion rights or selling their shares in the market.

After we complete the Acquisition, our only material assets will be the units of Iridium Holdings, and we will accordingly be dependent upon distributions from Iridium Holdings to pay our expenses and taxes.

After the completion of the Acquisition, we will be a holding company and will conduct all of our operations through our subsidiary, Iridium Holdings and its subsidiaries. We will have no material assets other than our direct and indirect ownership of Iridium Holdings’ units, and no independent means of generating revenue. To the extent we need funds and Iridium Holdings is restricted from making distributions under applicable law or regulation or any other agreement, or is otherwise unable to provide such funds, we may have difficulty meeting our corporate obligations, which would materially adversely affect our business, liquidity, financial condition and results of operations.

Risks Associated with Our Securities

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above your purchase price.

An active trading market for shares of our common stock may not develop or be sustained following the Acquisition and this offering. We intend to seek to have shares of our common stock approved for listing on NASDAQ following the pricing of this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price. You may not be able to sell your common stock at or above your purchase price, or at any other price or at the time that you would like to sell.

The market price of our common stock may be volatile.

The trading price of our common stock may be subject to substantial fluctuations. Factors affecting the trading price of our common stock may include:

•	failure in the performance of our current or future satellites or a delay in the launch of Iridium NEXT;

•	failure to obtain adequate financing in a timely manner;

•	actual or anticipated variations in our operating results, including termination or expiration of one or more of our key contracts, or a change in purchasing levels under one or more of our key contracts;

•	stockholders with registration rights exercising such registration rights and selling a large number of shares of our common stock;

•	changes in financial estimates by industry analysts, or any failure by us to meet or exceed any such estimates, or changes in the recommendations of any industry analysts that elect to follow our common stock or the common stock of our competitors;

•	actual or anticipated changes in economic, political or market conditions, such as recessions or international currency fluctuations;

•	actual or anticipated changes in the regulatory environment affecting our industry;

•	changes in the market valuations of our competitors; and

•	announcements by our competitors regarding significant new products or services or significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives.

The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. If the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. In addition, the trading volume for our common stock has been low. Sales of significant amounts of shares of our common stock in the public market could lower the market price of our stock.

We may refuse to sell and deliver securities to a particular investor or investors in order to comply with limitations imposed on us by the FCC.

It is possible that purchases of securities in this offering by certain investors would result in the occurrence of an FCC Limitation (as defined under “Notice to Investors”). If we determine that the sale of securities to any investor would result in an FCC Limitation, we may exercise our right under our proposed second amended and restated certificate of incorporation to restrict ownership of our common stock by such investor. Our proposed second amended and restated certificate of incorporation also gives us the right to request from our stockholders or proposed stockholders (by transfer of stock or otherwise), certain information, including information relating to such stockholder’s or proposed stockholder’s citizenship, affiliations and ownership or interest in other companies, if we believe that such stockholder’s or proposed stockholder’s ownership of our securities may result in an FCC Limitation. If we do not receive the information we request from any stockholder or proposed stockholder or conclude that a person’s ownership or proposed ownership or the exercise by any person of any ownership right may result in an FCC Limitation, we will have the right to, and until we determine in our sole discretion that no

FCC Limitation will occur: (i) refuse to permit a transfer of stock to a proposed stockholder; (ii) suspend rights of stock or equity ownership which could cause an FCC Limitation; and/or (iii) redeem our common stock or preferred stock held by any person.

We intend to delist our securities on the NYSE Amex, and NASDAQ may not approve our listing application or may subsequently delist our securities, which could make it more difficult for our stockholders to sell their securities and subject us to additional trading restrictions.

Our securities are currently listed on the NYSE Amex. We intend to voluntarily delist our securities on the NYSE Amex and seek to have our securities approved for listing on NASDAQ following the pricing of this offering. We cannot assure you that our securities will be approved for listing on NASDAQ or that NASDAQ will not subsequently delist our securities. Additionally, until such time as we voluntarily delist from the NYSE Amex in connection with the Acquisition, the NYSE Amex may require us to file a new initial listing application and meet its initial listing requirements as opposed to its more lenient continued listing requirements. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If we fail to have our securities listed on NASDAQ, and if the NYSE Amex delists our securities from trading, our stockholders may face significant consequences including:

•	limited availability for market quotations for our securities; and

•	reduced liquidity with respect to our securities.

In addition, we will face a decreased ability to issue additional securities or obtain additional financing in the future, which will have a material adverse effect on our business, financial condition and results of operations.

We do not expect to pay dividends on our common stock in the foreseeable future.

We do not currently pay cash dividends on our common stock. Any future dividend payments are within the discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. We may not generate sufficient cash from operations in the future to pay dividends on our common stock.

We may issue shares of preferred stock or debt securities with greater rights than our common stock.

Our proposed second amended and restated certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from holders of our common stock. Pursuant to our proposed second amended and restated certificate of incorporation, there are 2.0 million shares of preferred stock authorized but none issued. Any preferred stock that is issued may rank ahead of our common stock in terms of dividends, priority and liquidation premiums and may have greater voting rights than holders of our common stock. In addition, we may issue debt securities that accrue interest and have priority over our common stock with respect to liquidations.

If persons engage in short sales of our common stock, the price of our common stock may decline.

Selling short is a technique used by a stockholder to take advantage of an anticipated decline in the price of a security. A significant number of short sales or a large volume of other sales within a relatively short period of time can create downward pressure on the market price of a security. There are a significant number of warrants outstanding and holders of warrants also may engage in short sales. Further sales of common stock could cause even greater declines in the price of our common stock due to the number of additional shares available in the market, which could encourage short sales that could further undermine the value of our common stock. Holders of our securities could, therefore, experience a decline in the value of their investment as a result of short sales of our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us after the Acquisition, our stock price and trading volume could decline.

After the Acquisition, the trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, including securities analysts employed by our underwriters who are currently prohibited under rules of FINRA from publishing research about us, Iridium Holdings or its business for a limited period of time. If no analysts elect to provide research coverage about us, or if one or more of the analysts who elect to cover us, if any, downgrades our stock or publishes inaccurate or unfavorable research about us our stock price would likely decline. If one or more of the analysts who elect to cover us, if any, ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Provisions in our proposed second amended and restated certificate of incorporation and amended and restated bylaws may discourage takeovers, which could affect the rights of holders of our common stock.

Provisions of our proposed second amended and restated certificate of incorporation and amended and restated bylaws could hamper a third party’s acquisition of our company or discourage a third party from attempting to acquire control of our company. These provisions include the ability of our board of directors to issue preferred stock with voting rights or with rights senior to those of the common stock without any further vote or action by the holders of our common stock. In addition, our amended and restated bylaws do not authorize our stockholders to call special meetings of stockholders or to fill vacancies on our board of directors. These provisions also could make it more difficult for any of our stockholders to elect directors and take other corporate actions, and could limit the price that investors might be willing to pay in the future for shares of our common stock.

USE OF PROCEEDS

We expect the net proceeds from the sale of our common stock to be approximately $149,400,000 (based on an assumed offering price of $10.00 per share of common stock, which was the closing price for our common stock on the NYSE Amex on September 2, 2009), or $173,400,000 if the underwriters exercise in full their option to purchase additional shares of common stock, after deducting the underwriting discounts and the estimated expenses of the offering payable by us.

We intend to use the net proceeds from this offering to effect the Forward Purchases, in connection with the Exchanges and for general corporate purposes.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the NYSE Amex under the symbol “GHQ.” The following table sets forth, for the quarters shown, the range of high and low composite prices of our common stock as reported on the NYSE Amex since our common stock commenced public trading on March 20, 2008. The last reported sales price of our common stock on the NYSE Amex on September 2, 2009 was $10.00 per share.

	High	Low

2009
Third quarter (through September 2, 2009)	$10.05	$9.68
Second quarter	9.83	9.38
First quarter	9.42	9.00

2008
Fourth quarter	$9.19	$8.60
Third quarter	9.41	9.15
Second quarter	9.35	9.05
First quarter (from March 20, 2008)	9.10	9.05

As of September 2, 2009, there was one holder of record of our common stock. We intend to seek to have the shares of our common stock approved for listing on NASDAQ following the pricing of this offering.

DIVIDEND POLICY

Since our IPO and the listing of our shares on the NYSE Amex, we have not paid dividends on our common stock and do not intend to pay any dividends prior to the completion of the Acquisition. After we complete the Acquisition, the payment of dividends will depend on our revenues and earnings, if any, our capital requirements and our general financial condition. The payment of dividends after the Acquisition will be within the discretion of our board of directors at that time. Our board of directors currently intends to retain any earnings for use in our business operations and, accordingly, we do not anticipate that our board of directors will declare any dividends in the foreseeable future. In addition, our ability to pay dividends may be limited by restrictions contained in our debt agreements.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2009 on an actual basis and as adjusted to give effect to (i) the issuance of approximately 30,688,431 shares of our common stock in connection with the Acquisition and the Exchanges, assuming 1,244,931 shares of our common stock are issued in the Exchanges, (ii) the forfeiture of 1,441,176 founding stockholder’s shares, 8,369,533 founder warrants and 4,000,000 private placement warrants, (iii) the Deferred Underwriting Commission Forfeiture and (iv) the Banc of America Warrant Repurchase (collectively, the “Transactions”) and as further adjusted to give effect to this offering and the Forward Purchase of 10,395,763 shares of our common stock pursuant to the agreements we announced on September 2, 2009. For purposes of calculating this information, we have assumed no exercise of our current warrants and restructured warrants and have not given effect to the conversion of the $22.9 million note held by Greenhill Europe into 1,946,500 shares of our common stock. We made two alternative sets of assumptions:

•	Assuming Minimum Conversion: This presentation assumes that no GHQ stockholders seek to convert their IPO shares into a pro rata portion of the trust account; and

•	Assuming Maximum Conversion: This presentation assumes that GHQ stockholders holding 30% of the IPO shares less one share (11,999,999 shares) vote against the Acquisition and elect to exercise their conversion rights.

See “Prospectus Supplement Summary—The Acquisition—Stockholder Approval of Initial Business Combination and other Closing Conditions.”

You should read the information set forth in the table below in conjunction with our “Unaudited Pro Forma Condensed Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Iridium Holdings” included elsewhere in this prospectus supplement, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto set forth in GHQ’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as amended, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as amended, and Iridium Holdings’ financial statements and related notes beginning on page F-33 of our Proxy Statement on Schedule 14A filed with the SEC on August 28, 2009.

	As of June 30, 2009
			As Further		As Further
			Adjusted		Adjusted
			for this		for this
		As Adjusted	Offering and	As Adjusted	Offering and
		for the	the Forward	for the	the Forward
		Transactions	Purchases (a)	Transactions	Purchases (a)
	Actual	Minimum Conversion		Maximum Conversion
	(In thousands)

Total cash and cash equivalents	$118	$230,247	$274,650	$115,310	$159,713

Total debt (b)	—	73,443	73,443	73,443	73,443

Stockholders’ equity:
Preferred stock, $0.0001 par value, 1.0 million shares authorized; none issued or outstanding (c)	—	—	—	—	—
Common stock, $0.001 par value, 200.0 million shares authorized; 48.5 million shares issued and outstanding (c)	49	79	85	67	73
Additional paid-in capital	274,911	656,411	700,808	541,486	585,883
Retained earnings	1,668	1,668	1,668	1,668	1,668
Total stockholders’ equity	276,628	658,158	702,561	543,221	587,624

Total capitalization	$276,628	$731,601	$776,004	$616,664	$661,067

(a)	Assumes an offering price of $10.00 per share of common stock, which was the closing price for our common stock on the NYSE Amex on September 2, 2009, other than for purposes of the Forward Purchases, which assume a purchase price of $10.10 per share of common stock, an underwriting discount of 6.0% and estimated expenses of the offering payable by us of $1.0 million.

(b)	This includes the $22.9 million note held by Greenhill Europe, which is convertible into 1,946,500 shares of our common stock. The earliest date that Greenhill Europe can convert the convertible note is October 24, 2009.

(c)	Following the Acquisition, our proposed second amended and restated certificate will become effective, which authorizes the issuance of 300.0 million shares of common stock, par value $0.001, and 2.0 million shares of preferred stock, par value $0.0001.

SELECTED HISTORICAL FINANCIAL DATA OF IRIDIUM HOLDINGS

The following selected historical financial data for each of the three years in the period ended December 31, 2008 was derived from Iridium Holdings’ audited financial statements and the financial information for the six months ended June 30, 2008 and 2009 was derived from Iridium Holdings’ unaudited condensed consolidated financial statements. Iridium Holdings’ unaudited condensed consolidated financial statements reflect all adjustments necessary to state fairly its financial position at June 30, 2008 and 2009 and its income and cash flows for the six months ended June 30, 2008 and 2009. The information for the years ended December 31, 2004 and 2005 was derived from Iridium Holdings’ audited financial statements. As described in footnote (a) below, the consolidated balance sheet as of December 31, 2008 and the consolidated statements of income for the years ended December 31, 2008 and 2007 have been restated to give effect to certain reclassification adjustments. Interim results are not necessarily indicative of results for the full year and historical results are not necessarily indicative of results to be expected in any future period. The selected financial data below should be read in conjunction with Iridium Holdings’ financial statements and related notes beginning on page F-33 of GHQ’s Proxy Statement on Schedule 14A filed with the SEC on August 28, 2009 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Iridium Holdings” included in this prospectus supplement. The selected financial data is historical data for Iridium Holdings on a stand alone basis. The following selected financial data below is not necessarily indicative of future results and should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Data” included in this prospectus supplement.

For financial data of GHQ, please see “Selected Historical Financial Data of GHQ” in GHQ’s Proxy Statement on Schedule 14A filed with the SEC on August 28, 2009.

	Years Ended December 31,					Six Months Ended June 30,
				2007	2008
				As Restated	As Restated
Statement of Operations Data:	2004	2005	2006	(see note (a))	(see note (a))	2008	2009
	(In thousands)

Revenue:
Government Services	$45,069	$48,347	$50,807	$57,850	$67,759	$29,867	$36,628
Commercial Services	49,611	60,690	77,661	101,172	133,247	61,846	76,777
Subscriber Equipment	26,811	78,663	83,944	101,879	119,938	64,266	45,089

Total revenue	$121,491	$187,700	$212,412	$260,901	$320,944	$155,979	$158,494

Operating expenses:
Cost of subscriber equipment sales	26,463	62,802	60,068	62,439	67,570	36,780	22,916
Cost of services (exclusive of depreciation and amortization) (b)	50,248	56,909	60,685	63,614	69,882	32,114	37,861
Selling, general and administrative	32,487	30,135	33,468	46,350	55,105	25,433	28,139
Research and development	9,044	4,334	4,419	13,944	32,774	10,880	13,269
Depreciation and amortization	7,132	7,722	8,541	11,380	12,535	5,861	7,249
Transaction costs	—	—	—	—	7,959	556	1,972
Satellite system development refund	—	(14,000)	—	—	—	—	—

Total operating expenses	$125,374	$147,902	$167,181	$197,727	$245,825	$111,624	$111,406

Operating (loss) profit	$(3,883)	$39,798	$45,231	$63,174	$75,119	$44,355	$47,088

Other (expense) income:
Interest expense, net of capitalized interest	(9,122)	(5,106)	(15,179)	(21,771)	(21,094)	(9,759)	(9,219)
Interest expense recovered	—	2,526	—	—	—	—	—
Interest and other income	483	2,377	1,762	2,370	(146)	801	449

Total other (expense) income, net	$(8,639)	$(203)	$(13,417)	$(19,401)	$(21,240)	$(8,958)	$(8,770)

Net (loss) income	$(12,522)	$39,595	$31,814	$43,773	$53,879	$35,397	$38,318

					12/31/08
					As Restated (see
Balance Sheet Data:	12/31/04	12/31/05	12/31/06	12/31/07	note (a))	6/30/08	6/30/09
	(In thousands)

Total current assets	$59,921	$65,385	$84,035	$80,342	$101,355	$109,613	$114,424
Total assets	150,514	129,397	161,525	167,581	190,569	195,909	199,484
Total long term obligations (c)	(119,781)	(53,848)	(208,225)	(178,324)	(155,845)	(162,020)	(142,050)
Total members’ deficit	(90,008)	(57,262)	(121,189)	(78,447)	(62,230)	(45,339)	(21,605)

						Six Months Ended
	Years Ended December 31,					June 30,
Other Data:	2004	2005	2006	2007	2008	2008	2009
	(In thousands)

Cash provided by (used in):
Operating activities	$10,107	$30,742	$39,499	$36,560	$61,438	$33,517	$37,426
Investing activities	(1,608)	(9,661)	(9,467)	(19,787)	(13,913)	(5,936)	(4,784)
Financing activities	(5,542)	(18,887)	(8,032)	(26,526)	(44,820)	(7,819)	(16,977)
EBITDA (d)	3,554	49,595	54,243	74,732	86,163	50,299	54,671
Certain other items included in EBITDA (e)	—	—	—	1,777	22,072	3,973	9,597

(a)	For the year ended December 31, 2008, the balance sheet has been restated to reclassify as prepaid expenses and other current assets a $1.4 million receivable from an insurer that was previously classified as a reduction of the related claim liability included in accrued expenses and other current liabilities. In addition, in the restated consolidated statements of income for the years ended December 31, 2008 and 2007, Iridium Holdings has reclassified $6.0 million and $3.4 million, respectively, of research and development costs related to government funded research and development service contracts as cost of services (exclusive of depreciation and amortization). These reclassifications have no impact on income from operations or net income.

(b)	Iridium Holdings’ selected historical financial data for the year ended December 31, 2004 does not include a reclassification of operating expenses between “cost of services (exclusive of depreciation and amortization)” and “selling, general and administrative.” Therefore, Iridium Holdings’ selected historical financial data for the operating expenses described above for the year ended December 31, 2004 is not directly comparable to the selected historical financial data for subsequent periods.

(c)	Long-term obligations are presented net of an unamortized discount associated with a commitment fee to Motorola in connection with the transition services, products and assets agreement. The balance of the unamortized discount was $3.0 million at December 31, 2004, $2.7 million at December 31, 2005, $2.3 million at December 31, 2006, $1.8 million at December 31, 2007, $1.3 million at December 31, 2008, $1.5 million at June 30, 2008, and $1.0 million at June 30, 2009.

(d)	“EBITDA” represents net income before interest expense, interest income, income tax provision and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined in accordance with GAAP and Iridium Holdings’ calculations thereof may not be comparable to similarly entitled measures reported by other companies. Iridium Holdings presents EBITDA because it believes it is a useful indicator of its profitability. Iridium Holdings’ management uses EBITDA principally as a measure of its operating performance and believes that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of companies in industries similar to its own. Iridium Holdings also believes EBITDA is useful to its management and investors as a measure of comparative operating performance between time periods and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance. Iridium Holdings’ management also uses EBITDA for planning purposes, including the preparation of its annual operating budget, financial projections and compensation plans.

EBITDA does not represent and should not be considered as an alternative to results of operations under GAAP and has significant limitations as an analytical tool. Although Iridium Holdings uses EBITDA as a measure to assess the performance of its business, the use of EBITDA is limited because it excludes certain material costs. For example, it does not include interest expense, which is a necessary element of its costs and ability to generate revenue, because Iridium Holdings has borrowed money in order to finance its operations. Because Iridium Holdings uses capital assets, depreciation expense is a necessary element of its costs and ability to generate revenue. Because EBITDA does not account for these expenses, its utility as a measure of

Iridium Holdings’ operating performance has material limitations. As a limited liability company that is treated as a partnership for federal income tax purposes, Iridium Holdings is generally not subject to federal income tax directly and therefore no adjustment is required for income taxes. Because of these limitations, Iridium Holdings’ management does not view EBITDA in isolation or as a primary performance measure and also uses other measures, such as net income, revenue and operating profit, to measure operating performance.

The following is a reconciliation of EBITDA to net income:

						Six Months Ended
	Years Ended December 31,					June 30,
	2004	2005	2006	2007	2008	2008	2009
	(In thousands)

Net (loss) income	$(12,522)	$39,595	$31,814	$43,773	$53,879	$35,397	$38,318
Interest expense	9,122	5,106	15,179	21,771	21,094	9,758	9,219
Interest expense recovered	—	(2,526)	—	—	—	—	—
Interest income	(178)	(302)	(1,291)	(2,192)	(1,345)	(717)	(115)
Depreciation and amortization	7,132	7,722	8,541	11,380	12,535	5,861	7,249

EBITDA	$3,554	$49,595	$54,243	$74,732	$86,163	$50,299	$54,671

(e)	The following table details certain items, which are included in EBITDA: non-recurring expenses relating to the Acquisition and expenses incurred in the development of Iridium Holdings’ second generation constellation, Iridium NEXT. This table does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined in accordance with GAAP and Iridium Holdings’ calculations thereof may not be comparable to similarly entitled measures reported by other companies. Iridium Holdings believes this table, when reviewed in connection with its presentation of EBITDA provides another useful tool to investors and its management for measuring comparative operating performance between time periods and among companies as it is further reflective of cost controls and other factors that affect operating performance. In addition to EBITDA, Iridium Holdings’ management assesses the adjustments presented in this table when preparing its annual operating budget, financial projections and compensation plans. Because of the significant expenses resulting from the above mentioned Acquisition and Iridium NEXT, Iridium Holdings believes that the presentation of the adjustments relating to acquisition and Iridium NEXT expenses enables its management and investors to assess the impact of such expenses on its operating performance and provides a consistent measure of its operating performance for periods subsequent to the Acquisition and the full deployment of Iridium NEXT.

This table is not intended to comply with GAAP and has significant limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of Iridium Holdings’ results of operations as calculated under GAAP. Although Iridium Holdings uses this table as a financial measure to assess the performance of its business, the use of this table is limited because, in addition to the costs excluded in its presentation of EBITDA, it excludes certain material costs that Iridium Holdings has incurred over the periods presented. Because this table does not account for these expenses, its utility as a measure of Iridium Holdings’ operating performance has material limitations.

EBITDA, as defined above, was decreased by the following non-recurring and certain other items, each of which is further discussed below:

						Six Months Ended
	Years Ended December 31,					June 30,
	2004	2005	2006	2007	2008	2008	2009
	(In thousands)

Non-recurring transaction expenses (1)	$—	$—	$—	$—	$7,959	$556	$1,972
Iridium NEXT expenses (2)	—	—	—	1,777	14,113	3,417	7,625

Total	$—	$—	$—	$1,777	$22,072	$3,973	$9,597

(1)	Consists of non-recurring legal, regulatory and accounting expenses resulting from the Acquisition.

(2)	Consist of expenses, net of customer revenues, incurred in connection with the design, manufacture and deployment of Iridium NEXT, including certain milestone payments paid to the two companies vying to serve as the prime system contractor. Iridium Holdings expects to incur such expenses through 2016 until the deployment of the new constellation, with the majority of these expenses incurred during the capital intensive launch phase between 2013 and 2016. In the future, Iridium Holdings may capitalize a portion of these costs.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed combined balance sheet as of June 30, 2009 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2009 and for the year ended December 31, 2008 are based on the historical financial statements of GHQ and Iridium Holdings after giving effect to the Acquisition. The Acquisition will be accounted for using the acquisition method of accounting.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2009 and for the year ended December 31, 2008 give effect to the Acquisition as if it had occurred on January 1, 2008. The unaudited pro forma condensed combined balance sheet as of June 30, 2009 assumes that the Acquisition took place on June 30, 2009.

The unaudited condensed combined balance sheet and statement of operations as of and for the six months ended June 30, 2009 were derived from GHQ’s unaudited condensed financial statements and Iridium Holdings’ unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2009. The unaudited condensed statement of operations for the year ended December 31, 2008 was derived from GHQ’s and Iridium Holdings’ audited statements of income for the year ended December 31, 2008. See the financial statements and notes thereto set forth in GHQ’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as amended, and GHQ’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as amended, and Iridium Holdings’ financial statements and related notes beginning on page F-33 of GHQ’s Proxy Statement on Schedule 14A filed with the SEC on August 28, 2009.

GHQ will consummate the Acquisition only if (i) holders of a majority of the IPO shares voting in person or by proxy approve the Acquisition and (ii) stockholders holding no more than 30% of the IPO shares less one share exercise their conversion rights. The unaudited pro forma condensed combined financial statements have been prepared using the assumptions below with respect to the number of outstanding shares of our common stock:

•	Assuming Minimum Conversion: This presentation assumes that no GHQ stockholders seek to convert their IPO shares into a pro rata portion of the trust account; and

•	Assuming Maximum Conversion: This presentation assumes that GHQ stockholders holding 30% of the IPO shares less one share (11,999,999 shares) vote against the Acquisition and elect to exercise their conversion rights.

The pro forma condensed combined financial statements reflect management’s best estimate of the fair value of the tangible and intangible assets acquired and liabilities assumed based on a preliminary valuation study performed by an independent third-party valuation firm based on information currently available. As final valuations are performed, increases or decreases in the fair value of assets acquired and liabilities assumed will result in adjustments, which may be material, to the balance sheet and/or statement of operations.

As required, the unaudited pro forma condensed combined financial data includes adjustments which give effect to the events that are directly attributable to the Acquisition, expected to have a continuing impact and are factually supportable. Hence any planned adjustments affecting the balance sheet, statement of operations or changes in common stock outstanding, subsequent to the assumed closing date of the Acquisition are not included. In particular, the unaudited pro forma condensed combined financial data does not reflect any pro forma adjustments relating to Forward Purchases. See “Summary—Founders’ Securities Forfeiture, Deferred Underwriting Commission, Forward Purchases and Warrant Repurchases and Exchanges.”

The unaudited pro forma condensed combined financial statements are provided for informational purposes only and are subject to a number of uncertainties and assumptions and do not purport to represent what the companies’ actual performance or financial position would have been had the Acquisition occurred on the dates indicated and does not purport to indicate the financial position or results of operations as of any future date or for any future period. Please refer to the following information in conjunction with the accompanying notes to these pro forma financial statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Iridium Holdings” included elsewhere in this prospectus supplement, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto set forth in GHQ’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as amended, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as amended, and Iridium Holdings’ financial statements and related notes beginning on page F-33 of our Proxy Statement on Schedule 14A filed with the SEC on August 28, 2009.

GHL Acquisition Corp.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2009

			Pro Forma		Combined Pro	Additional Pro		Combined Pro
			Adjustments		Forma (Assuming	Forma Adjustments		Forma (Assuming
	Historical		(Assuming Minimum		Minimum	(Assuming Maximum		Maximum
	GHQ	Iridium	Conversion)		Conversion)	Conversion)		Conversion)
	(In thousands)

Assets
Current assets:
Cash and cash equivalents	$118	$40,475	$(102,600)	A	$230,247	$(120,000)	P	$115,310
			400,930	B		5,063	C
			(8,175)	C
			(4,928)	D
			(65,000)	E
			(11,350)	F
			(19,223)	V
Restricted cash	—	120			120			120
Accounts receivable	—	45,616			45,616			45,616
Inventory	—	24,398	8,849	G	33,247			33,247
Prepaid expenses and other current assets	58	3,815			3,873			3,873

Total current assets	176	114,424	198,503		313,103	(114,937)		198,166

Property and equipment, net	—	60,875	329,216	H	390,091			390,091
Restricted cash, net of current portion	—	15,400			15,400			15,400
Deferred financing costs and other assets	—	8,785	(3,745)	E	5,040			5,040
Investments held in trust at broker	400,930	—	(400,930)	B	—			—
Deferred tax asset	1,525	—	(1,525)	I	—			—
Intangible assets	—	—	54,216	J	54,216			54,216
Goodwill	—	—	78,175	K	78,175			78,175

Total assets	$402,631	$199,484	$253,910		$856,025	$(114,937)		$741,088

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$—	$5,676			$5,676			$5,676
Accrued expenses and other current liabilities	1,048	15,407			16,455			16,455
Accrued compensation and employee benefits		6,826			6,826			6,826
Credit facility, current portion	—	25,400	(127)	E	25,273			25,273
Income tax payable	27				27			27
Deferred revenue, current portion	—	25,730	(15,330)	L	10,400			10,400
Deferred underwriter commissions	3,112	—	(3,112)	C	—			—
Warrants subject to proposed bus. combination	1,828	—	(1,828)	D	—			—

Total current liabilities	6,015	79,039	(20,397)		64,657	—		64,657

Accrued satellite operations and maintenance expense, net of current portion	—	8,661			8,661			8,661
Motorola payable	—	11,436	(11,436)	V	—			—
Credit facility	—	94,543	(4,273)	E	25,270			25,270
			(65,000)	E
Convertible subordinated note		22,900			22,900			22,900
Other long-term liability	—	4,510			4,510			4,510
Income tax reserve	—	—	596	I	596			596
Deferred tax liability	—	—	71,273	I	71,273			71,273

Total liabilities	6,015	221,089	(29,237)		197,867	—		197,867

Common stock subject to possible conversion	119,988	—	(119,988)	M	—			—
Stockholders’ equity
Common stock	49	—	29	N	79	(12)	P	67
			1	D
			(1)	U
			1	V
Additional paid-in capital	274,911	4,983	(5,063)	C	656,411	(119,988)	P	541,486
			(3,100)	D		5,063	C
			(1)	D
			(11,350)	F
			119,988	M
			288,813	N
			(4,983)	O
			1	U
			(7,788)	V
Retained earnings/(accumulated deficit)	1,668	(25,179)	25,179	O	1,668			1,668
Accumulated other comprehensive income (loss)	—	(1,409)	1,409	O	—			—

Total stockholders’ equity	276,628	(21,605)	403,135		658,158	(114,937)		543,221

Total liabilities and stockholders’ equity	$402,631	$199,484	$253,910		$856,025	$(114,937)		$741,088

See accompanying notes to the unaudited pro forma condensed combined financial statements.

GHL Acquisition Corp.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Months Ended June 30, 2009

							Additional Pro
			Pro Forma		Combined Pro		Forma		Combined Pro
			Adjustments		Forma		Adjustments		Forma
			(Assuming		(Assuming		(Assuming		(Assuming
	Historical		Minimum		Minimum		Maximum		Maximum
	GHQ	Iridium	Conversion)		Conversion)		Conversion)		Conversion)
	(In thousands, except per share amounts)

Revenue:
Service:
Government	$—	$36,628	$—		$36,628		$—		$36,628
Commercial	—	76,777	—		76,777		—		76,777
Subscriber equipment	—	45,089	—		45,089		—		45,089

Total revenue	—	158,494	—		158,494		—		158,494
Operating expenses:
Cost of subscriber equipment sales	—	22,916	—		22,916		—		22,916
Cost of services (exclusive of depreciation and amortization)	—	37,861	—		37,861		—		37,861
Selling, general, and administrative	791	28,139	—		28,930		—		28,930
Depreciation and amortization	—	7,249	32,920	H	45,599		—		45,599
			5,430	J
Research and development	—	13,269	—		13,269		—		13,269
Transaction costs	—	1,972	—		1,972		—		1,972

Total operating expenses	791	111,406	38,350		150,547		—		150,547
Operating profit (loss)	(791)	47,088	(38,350)		7,947		—		7,947
Other (expense) income:
Interest expense	—	(9,219)	2,318	E	(6,901)		—		(6,901)
Interest income and other income (expense)	821	449	(821)	Q	1,198		(374)	R	824
			749	R

Total other (expense) income, net	821	(8,770)	2,246		(5,703)		(374)		(6,077)

Income (loss) before provision for income taxes	30	38,318	(36,104)		2,244		(374)		1,870
Provision (benefit) for income taxes	14	—	1,427	S	1,441	S	(149)	T	1,292

Net income (loss)	$16	$38,318	$(37,531)		$803		$(225)		$578

Weighted average shares outstanding — basic	48,500				79,200	U			67,200	U
Weighted average shares outstanding — diluted	48,500				85,200	U			73,200	U
Earnings per share — basic	$0.00				$0.01				$0.01
Earnings per share — diluted	$0.00				$0.01				$0.01

See accompanying notes to the unaudited pro forma condensed combined financial statements.

GHL Acquisition Corp.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2008

							Additional Pro
			Pro Forma		Combined Pro		Forma		Combined Pro
			Adjustments		Forma		Adjustments		Forma
			(Assuming		(Assuming		(Assuming		(Assuming
	Historical		Minimum		Minimum		Maximum		Maximum
	GHQ	Iridium	Conversion)		Conversion)		Conversion)		Conversion)
	(In thousands, except per share amounts)

Revenue:
Service:
Government	$—	$67,759	$—		$67,759		$—		$67,759
Commercial	—	133,247	—		133,247		—		133,247
Subscriber equipment	—	119,938	—		119,938		—		119,938

Total revenue	—	320,944	—		320,944		—		320,944
Operating expenses:
Cost of subscriber equipment sales	—	67,570	—		67,570		—		67,570
Cost of services (exclusive of depreciation and amortization)	—	69,882	—		69,882		—		69,882
Selling, general, and administrative	2,592	55,105	—		57,697		—		57,697
Depreciation and amortization	—	12,535	65,840	H	89,217		—		89,217
			10,842	J
Research and development	—	32,774	—		32,774		—		32,774
Transaction costs	—	7,959	—		7,959		—		7,959

Total operating expenses	2,592	245,825	76,682		325,099		—		325,099
									—
Operating profit (loss)	(2,592)	75,119	(76,682)		(4,155)		—		(4,155)
Other (expense) income:
Interest expense		(21,094)	6,941	E	(14,153)		—		(14,153)
Interest income and other income (expense)	5,605	(146)	(5,605)	Q	1,351		(747)	R	604
			1,497	R

Total other (expense) income, net	5,605	(21,240)	2,833		(12,802)		(747)		(13,549)

Income (loss) before provision for income taxes	3,013	53,879	(73,849)		(16,957)		(747)		(17,704)
Provision (benefit) for income taxes	1,357	—	(3,832)	S	(2,475)	S	(296)	T	(2,771)

Net income (loss)	$1,656	$53,879	$(70,017)		$(14,482)		$(451)		$(14,933)

Weighted average shares outstanding — basic	43,268				79,200	U			67,200	U
Weighted average shares outstanding — diluted	43,268				79,200	U			67,200	U
Earnings (loss) per share — basic	$0.04				$(0.18)				$(0.22)
Earnings (loss) per share — diluted	$0.04				$(0.18)				$(0.22)

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Notes to Unaudited Condensed Combined Pro Forma Financial Statements

1.	Description of the Acquisition and Basis of Presentation

The Acquisition

On September 22, 2008, GHQ entered into a Transaction Agreement, as amended on April 28, 2009, with Iridium Holdings and its members whereby GHQ agreed to purchase, directly or indirectly, 100% of Iridium Holdings member units (Class A and Class B) for 29.4 million shares of our common stock, $77.1 million in cash, subject to certain adjustments, and, within 90 days of the closing of the Acquisition, a tax benefit payment of $25.5 million in cash to sellers (other than the sellers of the equity of Baralonco and Syncom), if Iridium Holdings has in effect a valid IRC Section 754 election with respect to the taxable year in which the closing occurs. Upon the closing of the Acquisition, Iridium Holdings will become a subsidiary of GHQ and GHQ will be renamed “Iridium Communications Inc.”

Pursuant to the Transaction Agreement, GHQ will acquire two entities, Baralonco and Syncom, which are holders of a significant number of Iridium Holdings units. After the closing of the Acquisition, Baralonco and Syncom will become wholly-owned subsidiaries of GHQ. No pro forma adjustments have been made for the acquisition of Syncom and Baralonco because, although they currently have cash and certain immaterial assets and liabilities, the Transaction Agreement contemplates that these entities will have no assets or liabilities at the closing other than units of Iridium Holdings. The only historical operations of these entities have been the ownership of units of Iridium Holdings and, in the case of Baralonco, certain previously disposed investments.

In connection with the terms of the Acquisition, all outstanding equity awards of Iridium Holdings will immediately vest upon the closing of the Acquisition. The estimated reduction to Iridium Holdings’ equity at the close of the Acquisition related to the accelerated vesting is approximately $2.6 million. Following the closing of the Acquisition, GHQ will record a compensation charge in the amount $1.3 million and a capital contribution related to the transfer at cost of the founding stockholder’s units to certain of GHQ’s directors. The impact of the acceleration of Iridium Holdings’ equity incentive awards and GHQ’s compensation charge and related capital contribution are not reflected in the pro forma condensed combined financial statements.

On October 24, 2008, Greenhill Europe purchased a convertible note for $22.9 million in cash from Iridium Holdings. Greenhill Europe has the option to convert the convertible note into Class A units of Iridium Holdings (which are exchangeable into shares of our common stock) upon the later of (i) October 24, 2009 and (ii) the earlier of closing of the Acquisition pursuant to the Transaction Agreement or the termination of the Transaction Agreement. In addition, in the event of (a) a change of control of Iridium Holdings (as defined in the note) or (b) the termination of the Transaction Agreement, after January 31, 2013, Greenhill Europe has the right to redeem the note in full. The convertible note matures in seven years and bears interest at 5% per annum, compounded quarterly, beginning on April 24, 2009. The pro forma condensed combined financial statements do not reflect the convertible note on an as-converted basis because the earliest date that Greenhill Europe can convert the convertible note is October 24, 2009.

In conjunction with the issuance of the convertible note, Iridium Holdings executed amendments to the first and second lien credit facilities (the “Credit Amendments”), which were completed in October 2008. Following the execution of the Credit Amendments, a net distribution of $36.3 million was made to current Iridium Holdings unit holders. Iridium Holdings also prepaid $22.0 million of the outstanding balance on the first lien term loan at the signing of the Credit Amendments. The Credit Amendments provide for: (a) an increase in the applicable interest rate margin for Eurodollar loans by 75 basis points (5% for first lien and 9%

for second lien); (b) an increase in permitted capital expenditures for 2009; (c) a prepayment of $80.0 million of the outstanding balance on the first lien term loan under the agreement by Iridium Holdings if the Acquisition is consummated (as required by the Credit Amendments, $15.0 million of this amount was prepaid on June 11, 2009 because stockholder approval was not obtained by June 29, 2009); and (d) an amendment to the definition of “Change of Control” under the agreement to include the public company in existence after the Acquisition.

On June 2, 2009, GHQ entered into an agreement with Banc of America, the underwriter of GHQ’s IPO offering, and its affiliate, pursuant to which Banc of America has agreed to reduce the deferred underwriting commission payable upon the closing of the Acquisition by approximately $8.2 million. Accordingly, the deferred underwriting commissions payable upon closing by GHQ to Banc of America will range between approximately $3.1 million (assuming maximum conversion) to $8.2 million (assuming no conversion) depending upon the number of stockholders who exercise their conversion rights. In addition, Banc of America or its affiliate agreed to sell to GHQ, immediately after the closing of the Acquisition, approximately 3.7 million of GHQ warrants for approximately $1.8 million.

On July 29, 2009, GHQ entered into Warrant Purchase Agreements to repurchase and/or restructure approximately 26.8 million warrants issued in GHQ’s IPO and to the founding stockholder, in privately negotiated transactions, from certain of our Warrantholders, subject to the closing of the Acquisition. As part of the Warrant Purchase Agreements, GHQ agreed to purchase approximately 12.4 million existing warrants issued in our IPO for a total of approximately $3.1 million of cash and approximately $12.4 million worth of our common stock, with the number of shares of our common stock to be determined based on the offering price per share of our common stock sold in this offering (provided that the price per share of our common stock in this offering shall be deemed to be the lesser of (x) the actual price in this offering and (y) $10.00 per share of our common stock) and to restructure approximately 14.4 million existing warrants issued in GHQ’s IPO and to enter into a new warrant agreement with respect to the restructured warrants.

Basis of Presentation

The unaudited pro forma condensed combined financial statements have been prepared based on GHQ’s and Iridium Holdings’ historical financial information. Certain disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted as permitted by SEC rules and regulations.

These unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations that would have been achieved had the Acquisition actually taken place at the dates indicated and do not purport to be indicative of future financial condition or operating results.

2.	Acquisition Method

The pro forma condensed combined financial statements reflect accounting for the Acquisition in accordance with the acquisition method of accounting. Under the acquisition method, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded as goodwill.

The fair value of GHQ’s shares of common stock issued was calculated using GHQ’s closing stock price of $9.81 at August 3, 2009. Daily closing prices for GHQ’s common stock have ranged between $8.60 and $9.83 since GHQ’s common stock began to trade publicly on March 20, 2008 through August 3, 2009. The consequence of a change in stock price to the bottom or top end of this range would adjust the fair value of GHQ’s common stock issued as a result of the Acquisition downward by $35.6 million or upward by $0.6 million, respectively, with the offsetting amount being recorded to goodwill.

The following represents the purchase price of the Acquisition (in millions):

Value of 29.4 million GHQ shares issued	$288.8
Cash consideration	102.6

Purchase price	$391.4

The following represents the allocation of the purchase price (in millions):

Purchase price	$391.4

Assets acquired and liabilities assumed:
Assets:
Property and equipment	$390.1
Current assets	123.3
Goodwill	77.1
Identifiable intangible assets	54.2
Other assets	18.9

Total assets	$663.6

Liabilities:
Senior term loan facility	$(115.5)
Deferred tax liability	(71.3)
Other liabilities	(85.4)

Total liabilities	$(272.2)

Net Assets	$391.4

3.	Pro Forma Adjustments and Assumptions

A)	Represents the cash component of the purchase price of $102.6 million, consisting of a $77.1 million cash payment and $25.5 million of tax benefit payments.

B)	Reflects the release of $400.9 million of GHQ investments held in trust that will be available for the operating activities of the combined company and distributions related to the Acquisition. Possible uses for the remaining cash may include the pay down of amounts due under the credit facilities and capital expenditures for the development and expansion of the combined company’s operations.

C)	Reflects revised deferred underwriting commissions of $8.2 million as a liability of $3.1 million, with $5.1 million included in common stock subject to possible conversion. The deferred underwriting commissions will be reduced pro rata as a result of the exercise of any stockholder conversion rights. Accordingly, the deferred underwriting commissions payable upon closing will range between approximately $3.1 million (assuming maximum conversion) to $8.2 million (assuming minimum conversion) depending upon the number of stockholders who exercise their conversion rights.

D)	Pursuant to an agreement dated June 2, 2009 and conditioned upon the closing of the Acquisition, GHQ will purchase approximately 3.7 million warrants from Banc of America or its affiliate for approximately $1.8 million. In addition, GHQ has entered into agreements, conditioned upon the closing of the Acquisition, to purchase approximately 12.4 million warrants from current holders at a price of $1.25 consisting of $0.25 in cash (or approximately $3.1 million) and $1.00 in stock (in value based on the lesser of the price per share of our common stock in this offering and $10.00 per share). Combined, these agreements would result in a cash reduction of $4.9 million, an issuance of approximately 1.2 million shares of common stock (based on an assumed offering price of $10.00 per share) and a reduction of 16.1 million outstanding warrants.

Also, pursuant to the Warrant Purchase Agreements, conditioned upon the closing of the Acquisition, GHQ and current warrant holders will restructure approximately 14.4 million warrants to (i) increase the exercise price from $7.00 to the lesser of 115% of the price per share of our common stock in this offering and $11.50 per share; (ii) extend the expiration date an additional two years to February 14, 2015; and (iii) increase the price of our common stock at which GHQ can redeem the restructured warrants to $18.00. Included in this restructuring, Greenhill & Co., Inc. has agreed to exchange 4.0 million warrants held by it into the restructured warrants as described above. Also included in this restructuring, GHQ’s chairman and chief executive officer, Scott L. Bok, and its senior vice president, Robert H. Niehaus, agreed to exchange 0.4 million warrants purchased by them in GHQ’s IPO into the restructured warrants as described above. No pro forma adjustments are required in connection with the restructured warrants.

E)	Reflects the required prepayment of $65.0 million for non-current portion of the outstanding balance on the first lien term loan in connection with the closing of the Acquisition and the write-off of $3.7 million of deferred financing costs. Also, reflects the fair value adjustment to the credit facilities of $0.1 million and $4.3 million (current and non-current portion, respectively). The fair value of the credit facilities was derived by multiplying the face amount by the median of independent market data for debt trading on June 30, 2009. The reduction in interest expense related to the pay down of the credit facilities is $2.3 million and $6.9 million for the six months ended June 30, 2009 and the year ended December 31, 2008, respectively. Interest expense has been calculated based on the revised interest rates set forth in the Credit Amendments.

F)	Reflects the payment of $11.4 million of fees to financial advisors payable upon the closing of the Acquisition. Depending upon the post-closing capitalization, the combined company will be required to pay up to an additional $2.0 million of fees to financial advisors.

G)	Reflects the pro forma impact of the preliminary fair value adjustment to inventory acquired of $8.8 million.

H)	Reflects the pro forma impact of the acquired property and equipment of Iridium Holdings. The preliminary fair value adjustment and related depreciation is as follows (in millions):

			Additional depreciation expense
			For the six months	For the year
Historical		Fair value	ended June 30,	ended December	Remaining
amounts	Fair value	adjustment	2009	31, 2008	useful lives

$60.88	$390.09	$329.22	$32.92	$65.84	5

I)	Reflects the pro forma adjustment to deferred taxes which represents the estimated impact of the pro forma adjustments at a statutory tax rate of approximately 38.4%. A deferred tax liability of $71.3 million has been reflected based on the preliminary adjustment of $182.1 million (the excess of the preliminary book step up of $464.1 million and the preliminary tax step up of $282.0 million, plus the Iridium Holdings book tax differences existing on the balance sheet date). The book step up adjustment is determined based on the excess of the fair value of the assets ($663.6 million) over the book value of the assets ($199.5 million). The tax step up of the assets is based upon IRC Section 743 and the tax gain that the sellers (other than the sellers of the equity of Baralonco or Syncom) will recognize in the Acquisition. The book and tax step ups increase the basis of the assets. Under FAS 109 and FAS 141R, the difference between the book basis of the assets and the tax basis of the assets is treated as a deferred tax item. A deferred tax asset adjustment of $(1.5) million has been reflected based on the elimination of the GHQ Acquisition deferred tax asset that is no longer recoverable once the business combination occurs. An income tax reserve of $0.6 million has been reflected.

J)	Reflects the pro forma impact of the identified intangible assets of Iridium Holdings which have been allocated to trade names, customer relationships, spectrum / license agreements, internally developed, internal use software and developed technology assuming remaining useful lives of five years.

The preliminary fair value adjustment and related amortization is as follows (in millions):

				Amortization expense
				For the six months	For the year
	Historical		Fair value	ended June 30,	ended December	Remaining
Intangible	amounts	Fair value	adjustment	2009	31, 2008	useful lives

Customer relationships	$0.00	$39.43	$39.43	$3.94	$7.89	5
Core/developed technology	$0.00	$5.35	$5.35	$0.53	$1.07	5
Spectrum/license agreements	$0.00	$5.10	$5.10	$0.51	$1.02	5
Trade names/marks	$0.00	$4.16	$4.16	$0.42	$0.83	5
Internally developed software	$0.00	$0.17	$0.17	$0.02	$0.03	5

Total	$0.00	$54.21	$54.21	$5.42	$10.84

K)	Reflects the pro forma adjustment to goodwill of $78.2 million, representing the excess of the purchase price over the fair value of net assets to be acquired.

L)	Reflects the preliminary fair value adjustment to deferred revenues of $(15.3) million. The deferred revenue liability reflects fair value assumptions based on total costs to satisfy the legal performance obligation assumed by GHQ. The fair value is calculated as the present value of direct and indirect costs required to service the obligation. It also includes an estimated, normal profit margin of 18% based on the perspective of a market participant. A risk-free rate of 4.5% was used to discount the aforementioned figures to present value given the fact that the obligation will be serviced over time (generally a one-year period).

M)	Assuming minimum conversion, reflects the reclassification of common stock subject to conversion to permanent equity. This amount, which immediately prior to the Acquisition was being held in trust, represents the value of 11,999,999 shares of common stock, which may be converted into cash by GHQ stockholders at an estimated $10.00 conversion price. The $10.00 conversion price was determined by forecasting the balance of GHQ’s trust account at the time of the closing of the Acquisition taking into account expected interest income on the trust account balance, applicable taxes, and the expenses and working capital needs of GHQ.

N)	Reflects the fair value of the 29.4 million shares to be issued as consideration for Iridium Holdings. The shares were valued using GHQ’s closing market price of its common stock of $9.81 at August 3, 2009.

O)	Reflects the elimination of Iridium Holdings’ historical net equity of approximately $(21.6) million as a result of the Acquisition.

P)	Represents maximum conversion and that GHQ stockholders holding 30% of the IPO shares less one share (11,999,999 shares) vote against the Acquisition and elect to exercise their conversion rights and convert their shares of common stock subject to conversion into cash at an estimated $10.00 conversion price.

Q)	Reflects the reduction of interest income related to the release of cash from trust which would no longer earn interest.

R)	Reflects the increase of interest income earned at an average annualized rate of 0.65% on the remaining cash after distributions and payments related to the Acquisition are made of $0.7 million and $1.5 million for the six months ended June 30, 2009 and the year ended

December 31, 2008, respectively, assuming minimum conversion. Also, reflects the reduction of interest income of $(0.4) million and $(0.8) million for the six months ended June 30, 2009 and for the year ended December 31, 2008, respectively, assuming maximum conversion.

S)	Reflects an income tax expense of $1.4 million and income tax benefit of $2.5 million for the six months ended June 30, 2009 and for the year ended December 31, 2008, respectively, for the combined entity, assuming the Acquisition occurred on January 1, 2008. The adjustments are calculated based on the difference between the income tax expense/(benefit) calculated under FAS 109 for the combined entity and the income tax expense/(benefit) recorded under FAS 109 in the separate entity financial statements. In the separate entity financial statements, because Iridium Holdings is a partnership for tax purposes, the entity is not subject to income tax. Consequently, no income tax expense has been recorded in its financial statements. The combined entity will record income tax expense related to Iridium Holdings’ taxable income.

T)	Reflects an income tax benefit related to the pro forma adjustments to interest income and expense of $0.1 million and $0.3 million for the six months ended June 30, 2009 and for the year ended December 31, 2008, respectively, of the combined entity, assuming maximum conversion.

U)	Pro forma earnings (loss) per share (EPS), basic and diluted, are based on the following calculations of the number of shares of common stock. Earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period.

At the closing of the Acquisition, after giving effect to the Exchanges described in footnote D above, there will be approximately 13.7 million GHQ warrants outstanding with an exercise price of $7.00 and approximately 14.4 million restructured warrants outstanding with an exercise price equal to the lesser of 115% of the price per share of our common stock in this offering and $11.50 per share. The effect of the 14.4 million restructured warrants has not been considered in these pro forma financial statements because the warrants are out of the money.

The table below details the computation of basic weighted average shares outstanding for the year ended December 31, 2008 and the six months ended June 30, 2009 and the diluted weighted average shares outstanding for the six months ended June 30, 2009.

For the year ended December 31, 2008, there is a net loss. Accordingly, EPS, basic and diluted, was determined using basic average shares and the effects of the GHQ warrants with a $7.00 exercise price and the convertible note on an as-converted basis have not been considered in diluted loss per share because the warrants and convertible note would be anti-dilutive.

Basic and diluted shares (in millions):	Minimum Conversion	Maximum Conversion

GHQ shares outstanding	48.5	48.5
GHQ shares subject to redemption	0.0	-12.0
Issuance of GHQ shares as purchase consideration to Iridium Sellers	29.4	29.4
Issuance of shares to Motorola (see note V below)	1.5	1.5
Founder shares forfeited	-1.4	-1.4
Issuance to current warrantholders as purchase consideration	1.2	1.2

Weighted average shares outstanding — basic	79.2	67.2

Effect of GHQ warrants with $7.00 exercise price (based on treasury stock method)	4.1	4.1
Effect of convertible note on as-converted basis	1.9	1.9

Weighted average shares outstanding — diluted	85.2	73.2

V)	Iridium Holdings’ agreements with Motorola require potential payments to be made to Motorola upon the occurrence of a triggering event, distribution event, change of control or other specified transactions. Iridium Holdings believes that it is unclear whether and how any of the foregoing provisions were intended to apply to a transaction such as the Acquisition. As a result, Iridium Holdings contacted Motorola to discuss deleting these provisions and Motorola has responded that it believes that, in consideration for deleting these provisions, it should receive approximately $3.9 million in cash and 1.5 million shares of our common stock and acceleration of the $12.3 million of outstanding payment obligations (plus $1.9 million of accrued interest and $1.3 million of certain other potential fees) under the Transition Services, Product and Asset Agreement (“TSA”) with Motorola and the Senior Subordinated Term Loan Agreement (the “Note Agreement”) with Motorola (of which $11.4 million had been accrued on Iridium Holdings’ historical financial statements as of June 30, 2009). Iridium Holdings and Motorola are continuing to discuss an appropriate resolution under these provisions of the Motorola agreements. Given the uncertainty of the outcome of the discussions, the unaudited pro forma condensed combined financial statements reflect adjustments based on Motorola’s latest proposal. For more information, see “Risk Factors—Iridium Holdings’ agreements with Motorola contain potential payment provisions which may apply to the Acquisition; and Iridium Holdings and Motorola are in discussions with respect to such provisions, the outcome of which is uncertain.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR IRIDIUM HOLDINGS

The following discussion and analysis of financial condition and results of our operations relates to periods prior to the closing of the Acquisition. Accordingly, the following discussion and analysis of historical periods does not reflect the significant impact that the Acquisition will have on us.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited and unaudited consolidated financial statements and the related notes beginning on page F-33 of our Proxy Statement on Schedule 14A filed with the SEC on August 28, 2009. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this prospectus supplement. These risks could cause our actual results to differ materially from any future performance suggested below and also from the results suggested by the “Unaudited Pro Forma Condensed Combined Financial Data.” Accordingly, you should read “Information Concerning Forward-Looking Statements,” “Risk Factors” and “Unaudited Pro Forma Condensed Combined Financial Data” appearing elsewhere in this prospectus supplement.

For purposes of this Section, the terms “we,” “us” and “our” refer to Iridium Holdings LLC and its subsidiaries.

Overview

We are the second largest provider of mobile voice and data communications services via satellite, and the only provider of mobile satellite communications services offering 100% global coverage. Our satellite network provides communications services to regions of the world where existing wireless or wireline networks do not exist or are impaired, including extremely remote or rural land areas, open ocean, the Polar Regions and regions where the telecommunications infrastructure has been affected by political conflicts or natural disasters. Demand for our mobile satellite services and products is growing as a result of the increasing need for reliable communications services in all locations.

We offer voice and data communications services to the U.S. and foreign governments, businesses, non-governmental organizations and consumers via our constellation of 66 in-orbit satellites, seven in-orbit spares and related ground infrastructure, including a primary commercial gateway. We utilize an interlinked mesh architecture to route traffic across our satellite constellation using radio frequency crosslinks. This unique architecture minimizes the need for ground facilities to support the constellation, which facilitates the global reach of our services and allows us to offer services in countries and regions where we have no physical presence.

We sell our products and services to commercial end-users exclusively through a wholesale distribution network, encompassing approximately 65 service providers, 110 value-added resellers and 45 value-added manufacturers, who either sell directly to the end-user or indirectly through other service providers, value-added resellers or dealers. These distributors often integrate our products and services with other complementary hardware and software and have developed over 200 unique applications for our products and services targeting specific vertical markets. We expect that demand for our services will increase as more applications are developed for our products and services.

At June 30, 2009, our product and service solutions had approximately 347,000 subscribers worldwide, which represented a 23.9% increase since June 30, 2008. Our subscriber base has grown consistently since we reintroduced commercial services in 2001, growing at a compound annual growth rate of 40.1% between December 31, 2001 (when we had approximately 30,000 subscribers worldwide) and December 31, 2008 (when we had approximately 320,000 subscribers worldwide), and at a compound annual growth rate of 27.8% between December 31, 2003 (when we had approximately 94,000 subscribers worldwide) and December 31, 2008. We have a diverse customer base, including end-users in the following vertical markets: land-based handset, maritime, aviation, asset tracking and monitoring, or machine-to-machine, and government.

We expect continued growth in revenue from both commercial services and U.S. government services in the future, although we anticipate growth in U.S. government revenue to be more moderate than growth from commercial revenue sources. While we expect to continue to increase our number of subscribers and revenue, we expect our future growth rate will be slower than our historical growth rate. We expect our future growth rate will be impacted by the current general economic slowdown, increased competition over time, gradual maturation of the satellite communications industry and the difficulty in sustaining high growth rates as we increase in size. The recent appreciation of the U.S. dollar may also negatively impact our growth by increasing the cost of our products and services in foreign countries. We also expect our subscriber equipment revenue to decrease in the future as we decreases our price per unit in order to drive an increase in our services revenue and as a result of increased competition and the continued maturation of the market.

We are the successor to Iridium LLC, a Delaware limited liability company formed in 1996 by Motorola and several other partners. Motorola launched Iridium LLC with the mission of providing global mobile satellite services through a network of 66 LEO satellites, which was completed and deployed for a cost of approximately $3.4 billion. Motorola invested significantly in research and development, the acquisition of spectrum and global licenses and in market development efforts during the development of the constellation. Beginning in 1997, after seven years of planning and development, Iridium LLC successfully launched its constellation, including active satellites and in-orbit spares. In November 1998, Iridium LLC began offering commercial services principally focused on the retail consumer market, launching the first commercially available global satellite phone services. On August 13, 1999, Iridium LLC filed voluntary petitions under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Iridium LLC remained in possession of its assets and properties and continued to operate its businesses as a debtor-in-possession.

On December 7, 2000, Iridium Holdings, our wholly owned subsidiary, Iridium Satellite, and Iridium Constellation, a wholly-owned subsidiary of Iridium Satellite, were organized as limited liability companies under the laws of the State of Delaware. On December 11, 2000, we acquired Iridium LLC’s operating assets, including the satellite constellation, certain portions of the terrestrial network, ground spare satellites and real property. In addition, we also acquired from Motorola, either outright or by license, the intellectual property rights necessary to operate the system and produce related equipment and took assignment of applicable licenses from the FCC. In connection with the acquisition of these assets, we entered into a transition services, products and asset agreement with Motorola and an operations and maintenance agreement with Boeing relating to the operations of the constellation. We were also awarded our first services contract with the DoD at this time. In March 2001, we reintroduced commercial satellite services through our subsidiary, Iridium Satellite. In 2002, we launched an additional seven spare satellites into orbit.

On September 22, 2008, GHQ entered into a Transaction Agreement, as amended on April 28, 2009, with us and our members whereby GHQ agreed to purchase 100% of our member units (Class A and Class B) for 29.4 million shares of our common stock, $77.1 million in cash, subject to certain adjustments, and, within 90 days of the closing of the Acquisition, a tax benefit payment of $25.5 million in cash to sellers (other than the sellers of the equity of Baralonco and Syncom), if we have in effect a valid election under Section 754 of the Internal Revenue Code of 1986, as amended (the “Code”) with respect to the taxable year in which the closing occurs. Upon the closing of the Acquisition, we will become a subsidiary of GHQ and GHQ will be renamed “Iridium Communications Inc.” and continue as a publicly traded corporation.

The Acquisition will be accounted for as a business combination and will be accounted for under the acquisition method of accounting. Under the acquisition method of accounting, the purchase price will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair value, with the remainder being allocated to goodwill. See “—Unaudited Pro Forma Condensed Combined Financial Data.”

The impact of acquisition accounting is expected to result in an increase in the carrying value of inventory, property and equipment and intangible assets, and a decrease in deferred revenue. Based on preliminary estimates, which are subject to material revision, we expect the carrying value of inventory, property and equipment, and intangible assets to increase by approximately $8.8 million, $329.2 million and $54.2 million, respectively, depreciation and amortization expense to increase and commercial revenue to decrease as a result of these acquisition accounting adjustments. We also expect the increase in our carrying value of inventory will increase the cost of subscriber equipment sales in future periods. The effect of these adjustments on depreciation and amortization will be to increase operating expenses and thereby reduce operating profit and operating profit margin in future periods, while the effect of these adjustments on cost of subscriber equipment sales and commercial revenue will be to increase operating expenses and thereby reduce operating profit and operating profit margin for a period of up to 24 months. See “—Unaudited Pro Forma Condensed Combined Financial Data.”

We will also record significant transaction-related expenses during the quarter when the Acquisition closes, including an estimated $2.6 million related to the accelerated vesting of equity incentive awards for certain employees. In addition, we have recorded $9.9 million of transaction costs and expects to incur approximately $11.7 million of additional transaction costs. We made a required prepayment, under our first lien credit agreement of $15.0 million in June 2009 and will be required to prepay $65.0 million on closing of the Acquisition which will cause interest expense to decrease in the short term. However, our interest expense is expected to increase significantly above historical levels in the future when we incur additional debt to fund, in part, Iridium NEXT. Additionally, following the closing of the Acquisition, GHQ will record a compensation charge in the amount $1.3 million and a capital contribution related to the transfer at cost of founding stockholder’s units to certain of GHQ’s directors. After the completion of the Acquisition, we will also incur income taxes as we will no longer be treated as a partnership for federal income tax purposes.

As discussed in Note 2 to the financial statements on page F-40 of our Proxy Statement on Schedule 14A filed with the SEC on August 28, 2009, the consolidated balance sheet as of December 31, 2008 and the consolidated statements of income for the years ended December 31, 2008 and 2007 have been restated to give effect to certain reclassification adjustments. For the year ended December 31, 2008, the balance sheet has been restated to reclassify as prepaid expenses and other current assets a $1.4 million receivable from an insurer that was previously classified as a reduction of the related claim liability included in accrued expenses and other current liabilities. In addition, in the restated consolidated statements of income for the years ended December 31, 2008 and 2007, we have reclassified $6.0 million and $3.4 million, respectively, of research and development costs related to government funded research and development service contracts as cost of services (exclusive of depreciation and amortization). These reclassifications have no impact on income from operations or net income.

Material Trends and Uncertainties

Both our industry and our customer base have been growing rapidly as a result of:

•	demand for remote and reliable mobile communications services;

•	increased demand for communications services by the DoD and disaster and relief agencies and emergency first responders;

•	a broad and expanding wholesale distribution network with access to diverse and geographically dispersed niche markets;

•	a growing number of new products and services and related applications;

•	improved data transmission speeds for mobile satellite service offerings;

•	regulatory mandates requiring the use of mobile satellite services, particularly among maritime end-users;

•	a general reduction in prices of mobile satellite services equipment; and

•	the receipt of licenses in additional countries.

Nonetheless, we face a number of challenges and uncertainties, including:

•	our ability to maintain the health, capacity, control and level of service of our satellite network;

•	our ability to obtain capital and external funding to meet our future capital requirements, on acceptable terms or at all-in particular the funding for developing Iridium NEXT and related ground infrastructure, products and services;

•	changes in general economic, business and industry conditions;

•	our reliance on a single primary gateway and satellite network operations center;

•	the competition from other mobile satellite service providers and, to a lesser extent, from the expansion of terrestrial based cellular phone systems and related pricing pressures;

•	our ability to maintain our relationship with U.S. government customers, particularly the DoD;

•	rapid and significant technological changes in the telecommunications industry; and

•	reliance on our wholesale distribution network to market and sell our products, services and applications effectively.

For more information, see “Material Trends and Uncertainties” under the caption “Iridium Holdings Management Discussion and Analysis of Financial Condition and Results of Operations” in GHQ’s Proxy Statement on Schedule 14A filed on August 28, 2009, incorporated by reference herein.

Components of Results of Operations

Revenue

We earn revenue primarily from: (i) the sale of commercial mobile satellite services to third-party distributors, who provide our product and service solutions to end-users, either directly or indirectly through dealers; (ii) the sale of mobile satellite services to U.S. government customers, particularly the DoD; and (iii) sales of related voice and data equipment capable of accessing our network.

From 2006 to 2008, our revenue increased at a compound annual growth rate of 22.9%. Our revenue grew during that time primarily due to:

•	increased overall subscribers resulting from heightened demand for mobile satellite services across all vertical markets, including emerging global markets, accelerated by increased demand from U.S. government and relief agencies in the wake of Hurricanes Katrina, Rita, Wilma and Ike, the Asian tsunami and other natural disasters. Our total subscribers grew at a compound annual growth rate of 35.5% during the period, from 174,219 on December 31, 2006 to 319,874 on December 31, 2008;

•	the introduction of new product and service offerings, particularly our Iridium 9601 short burst data modem and related machine-to-machine services, as well as the continued development of innovative and value-added solutions and applications integrating our product and service offerings by our distributors. Sales of our short burst data modems grew from 14,650 in 2006 to 42,600 in 2008;

•	increased U.S. government revenue resulting from greater demand from the DoD related to global security concerns. Our U.S. government revenue grew at a compound annual growth rate of 15.5% during the period, from $50.8 million in 2006 to $67.8 million in 2008;

•	increased subscriber growth resulting from the degradation of Globalstar’s voice and data services as a result of satellite failures and other problems relating to its constellation, particularly in the North American market. We view Globalstar as our primary competitor in North America; and

•	an increase in access fees for our commercial services as well as an increase in user fees for our U.S. government customers.

During this period, a significant portion of our revenue was generated from sales of voice and data equipment to our distributors, including service providers, value-added resellers and value added-manufacturers. U.S. government customers purchase our equipment and related applications indirectly through such distributors. Such revenue also includes previously deferred equipment revenue. Through December 31, 2004, we considered the sale of our equipment and services as a single unit of accounting due primarily to the fact that our equipment was not considered to have stand-alone value to end-users. As a result, when equipment was sold, revenue from these transactions was deferred and recognized ratably over the four-year estimated average life of the end-user relationship. See “—Critical Accounting Policies and Estimates—Revenue Recognition—Contracts with multiple elements.” The last year we recognized previously deferred equipment revenue was 2008. From 2006 to 2008, revenue from subscriber equipment sales have decreased from 39.5% of total revenue in 2006 to 37.4% of total revenue in 2008, and from 41.8% of total revenue for the six months ended June 30, 2006 to 28.4% for the six months ended June 30, 2009, primarily as a result of the change of the method of accounting for subscriber equipment described above. We also expect our subscriber equipment revenue to decrease in the future as we decreases our price per unit, which will more than offset the increase in unit sales.

Commercial mobile satellite services to our third-party distributors, which include mobile voice and data services and machine-to-machine services, account for the second largest portion of our total revenue in 2006 and 2007 and the largest portion in 2008. Our commercial services revenue increased in absolute terms between 2006 and 2008. In addition, commercial revenue increased as a percentage of total revenue from approximately 36.6% to 41.5% of our total revenue during the period. Such revenue represented 48.4% of our total revenue for the first six months of 2009. However, as a result of the acquisition accounting adjustment to commercial revenue in connection with the Acquisition, prepaid voice service revenue is expected to decrease.

This increase in the proportion of commercial services revenue relative to our other sources of revenue from 2006 to 2008 is principally attributable to a growth in commercial subscribers, and the associated access and usage fees, as well as an increase in monthly access fees in August 2006 for voice subscribers by $5.00 per month. The proportion of total revenue from subscriber equipment sales during this period decreased slightly, primarily as a result of a change of the method of accounting for subscriber equipment. The Iridium 9601 short burst data modem has exhibited continued growth in sales since its introduction in 2005 accounting for a greater proportion of total equipment sales.

We derive our remaining revenue from sales of mobile satellite services and other related services to U.S. government customers. These services include mission critical mobile satellite services to all branches of the U.S. armed forces as well as services for other U.S. and international government agencies. Our U.S. government revenue is derived from both our agreements with DISA as well as other contract revenue related to research and development projects with the DoD, including assessing the feasibility of incorporating secondary payloads in Iridium NEXT, and other U.S. government agencies (either directly or through a prime contractor). Such revenue does not include services to U.S. and international government agencies, including the DoD, purchased through our distributors and offered through our commercial gateway. Because we do not contract for services on our commercial gateway directly with the U.S. or international governments, we cannot determine the amount of U.S. and international government revenue derived from our commercial gateway. U.S. government service revenue also increased in absolute terms from 2006 to 2008 but decreased as a percentage of total revenue from approximately 23.9% to 21.1% during the period. Such revenue represented 23.1% of our total revenue for the first six months of 2009.

We expect continued growth in revenue from commercial services and U.S. government services in the future, although we anticipate growth in U.S. government revenue to be more moderate than growth from commercial revenue sources.

Since 2006, the geographic distribution of our revenue between U.S. and international revenue has remained relatively stable with international revenue constituting approximately 51.7% of our revenue between 2006 and 2008. We allocate revenue geographically based on where we invoice our distributors, whom we bill for mobile satellite services and related equipment sales. These distributors sell services directly or indirectly to end-users, who may be located elsewhere. It is not possible for us to provide the geographical distribution of end-users, as we do not contract directly with them. U.S. revenue accounted for approximately 48.3% of our revenue between 2006 and 2008.

The table below sets forth the geographic distribution of our revenue for the periods indicated based on the location we invoice our distributors and not the location of our end-users (who may be located or utilize the service elsewhere).

Revenue by Country (in thousands)
	Year ended	Year ended	Year ended	Six months
	December 31,	December 31,	December 31,	ended June 30,
	2006	2007	2008	2009

United States	$102,194	$125,251	$155,923	$76,395
Canada	33,576	44,211	55,271	22,244
Other Countries(1)	76,642	91,439	109,750	59,855

Total	$212,412	$260,901	$320,944	$158,494

(1)	No other country represents more than 10% of our revenue for any of the periods indicated.

Nearly all of our revenue is invoiced in U.S. dollars.

The table below estimates the percentage of our commercial voice and data traffic originating outside the U.S. for the years ended December 31, 2006, 2007 and 2008, and the six months ended June 30, 2009.

Traffic originating outside the U.S.
	Year ended	Year ended	Year ended	Six months
	December 31,	December 31,	December 31,	ended June 30,
	2006	2007	2008	2009

Commercial voice traffic (minutes)	93.2%	92.1%	90.1%	90.6%
Commercial data traffic (kilobytes)	44.7%	52.4%	74.7%	69.9%

Operating Expenses

Our operating expenses are comprised principally of:

•	Cost of subscriber equipment sales, which includes both cost of current year subscriber equipment sales and cost of recognizing previously deferred subscriber equipment sales. Cost of current year subscriber equipment sales is the recognition of the average carrying cost of inventory into expense when equipment is sold. Until sold, inventory is recorded as an asset on our balance sheet. Cost of recognizing previously deferred subscriber equipment sales is the recognition of costs related to equipment sales from previous years. Inventory consists of subscriber equipment, which includes satellite handsets, L-Band transceivers, and data devices, and a selection of accessories for our devices, including holsters, earbud remotes and charging units, to be sold to customers to access our services. We outsource manufacturing of satellite handsets, L-Band transceivers and data devices and purchase accessories from third-party suppliers. Our cost of inventory also includes an allocation of overhead (including salary and benefits of our logistics personnel, which manage our relationships with our vendors and prepare inventory for sale), raw materials, scrap, shrinkage, tooling and freight are included as cost components of these manufactured items. In addition, as a result of the acquisition accounting adjustments in connection with the Acquisition, we expect to increase the carrying value of our inventory, which will increase the cost of subscriber equipment sales in future periods;

•	Cost of services (exclusive of depreciation and amortization), which are costs directly related to the operation and maintenance of our network, such as satellite tracking and monitoring, gateway monitoring, trouble shooting and sub-system maintenance, and costs for providing engineering and support services to commercial and government customers. The majority of these expenses relate to payments under our operations and maintenance agreement with Boeing. These expenses also include variable telecommunication termination costs, which are the costs paid to telecommunications providers to originate and terminate voice or data calls from customers using our network to terrestrial wireline or wireless networks. We have concluded that costs for government engineering and support services should be classified as cost of services (exclusive of depreciation and amortization). Some of these costs were previously classified as research and development costs. We have reclassified these amounts in the consolidated statements of income for the years ended December 31, 2008 and 2007. Personnel expenses for our Operations Group, which oversees the operation of our satellite network, are similarly included in network and satellite operations and maintenance expenses. Since we expect continued growth in revenue from commercial and U.S. government services in the future, we also expect costs of services to increase;

•	Depreciation and amortization, which represent the depreciation of our space and ground facilities, property, plant and equipment. Because the acquisition cost of these assets was substantially below their historic cost or replacement cost, current depreciation and amortization costs are substantially lower for GAAP purposes, thereby increasing net income. As we begin to capitalize our expenditures in connection with Iridium NEXT, especially to procure and launch our second-generation satellite constellation, we expect GAAP depreciation to increase substantially starting in 2014 and 2015 after we launch the first set of satellites. In addition, as a result of the application of acquisition accounting in connection with the Acquisition, our depreciation and amortization expense will increase in future periods following the consummation of the Acquisition;

•	Selling, general and administrative expenses, which are the salaries, commissions and other personnel-related expenses for employees engaged in sales and marketing and the marketing costs of our business. This also includes expenses for our executive, finance, legal, regulatory, administrative, information technology and human resource departments. Since we expect continued growth in revenue from commercial and U.S. government services in the future, we also expect selling, general and administrative expenses to increase as well, although at a slower rate than our anticipated revenue growth; and

•	Research and development expenses, which represent expenses incurred in the development, design and testing of new products and services, product and service enhancements and new applications for our existing products and services. Currently, this also includes all expenses relating to the development of Iridium NEXT, including certain milestone payments paid to the two companies vying to serve as the prime system contractor.

From 2006 to 2008, our operating expenses have grown primarily due to:

•	increased cost of subscriber equipment sales due to subscriber growth and the related sales of our voice and data devices;

•	increased cost of services (exclusive of depreciation and amortization) expenses due to new government research and development services contracts awarded. Our network costs, network and operations and maintenance expenses have been fairly consistent over the past three fiscal years;

•	increased research and development expenses resulting from investments in new products and services, such as our Iridium 9601 short burst data modem and related machine-to-machine services, the Iridium 9555 next generation satellite handset and L-Band transceiver and Iridium OpenPort, as well the development of Iridium NEXT;

•	increased personnel and related costs to support our growth, principally as a result of a 25.9% increase in our total employees during the period, from 101 in 2006 to 160 in 2008; and

•	increased administrative and related costs, including licensing, regulatory and legal expenses, to support our growth and the Acquisition.

Most of our service contracts with third parties are denominated in U.S. dollars; however, we entered into a development agreement with a third party manufacturer, which is denominated in pounds sterling. Expenses under this contract amounted to $27.2 million from 2006 to 2008 (based on the average exchange rate for the period of US$1.90 per £1.00), and as such, do not account for a significant proportion of our total operating expenses during the period. We have entered into foreign currency forward exchange contracts in an attempt to manage our exposure to pounds sterling relating to this agreement; such forward exchange contracts do not qualify for hedge accounting.

Operating Profit (Loss)

Our operating profit has grown over the past three years due primarily to increased services and subscriber equipment revenue resulting from the growth in equipment sales, particularly our satellite handsets, and an increase in overall subscribers. Although the proportion of satellite handset sales relative to sales of our other devices decreased from 2006 to 2008, sales of our handsets grew in absolute terms during the period, contributing significantly to growth in our operating profit. These increases in operating profit were partially offset by increased cost of sales, research and development expenses and selling, general and administrative expenses as described above. As a percentage of total revenue, operating profit has also increased during this period. We expect equipment sales to decline both as a result of lower prices and the potential for a decrease in the number of units sold, which may have a negative effect on future profitability.

Interest Expense

Interest expense consists primarily of interest and fees on borrowings under our first and second lien credit agreements and convertible note, as well as certain payments related to our agreements with Motorola, including our transition services, products and asset agreement and a senior subordinated term loan. Principal and interest on the senior subordinated term loan with Motorola were paid in full in May 2005; however we continue to accrue certain deferred payment obligations under such documents. We expect our interest expenses to decrease significantly in the short term because we prepaid in June 2009 $15.0 million, under our first lien credit agreement, and are required to prepay $65.0 million on closing of the Acquisition. See “—Liquidity and Capital Resources—Cash and Indebtedness” below. In October 2008, we prepaid $22.0 million of outstanding borrowings in connection with an amendment to our first lien credit facility. We anticipate we will incur significant debt in the future to finance NEXT and other capital requirements, and as a result, interest expense may increase significantly in the future.

Interest and Other Income

Interest and other income is comprised of interest income earned on our cash and cash equivalents and short-term investments, consisting primarily of certain investments that have contractual maturities of no greater than nine months at the time of purchase. Other income and expense includes gains and losses on our foreign exchange forward contracts related to our agreement with Cambridge Consulting. Prior to 2007, miscellaneous revenue related to call intercept services provided pursuant to subpoenas received from various U.S. and foreign government agencies was recorded under other income. In 2007, this revenue was reclassified and is now recorded as commercial services revenue.

Income Taxes

As a limited liability company that is treated as a partnership for federal and state income tax purposes, we are generally not subject to federal or state income tax directly. However, we will be subject to such federal and state taxes in the future upon the consummation of the Acquisition, and expect income tax expenses to significantly increase in future periods.

Net Income

From 2006 to 2008, our net income has increased as a result of the factors cited above. In future periods, we expect our net income to be affected by the changes to research and development, depreciation, amortization and interest expense and income taxes, as discussed above.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates including those related to revenue recognition, property and equipment, long-lived assets, inventory, interest rate swaps, income taxes and equity-based compensation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The accounting policies we believe to be most critical to understanding our financial results and condition and that require complex and subjective management judgments are discussed below. Refer to the notes to our consolidated financial statements for a full discussion of our significant accounting policies.

Revenue Recognition

We derive our revenue primarily as a wholesaler of satellite communications products and services. The primary types of revenue include (i) airtime revenue (both fixed- and flat-rate, as well as usage-based) and (ii) subscriber equipment sales revenue. Additionally, we generate sales by providing engineering and support services to commercial and government customers.

Wholesaler of satellite communications products and services

Pursuant to wholesale agreements, we sell our products and services to service providers who, in turn, sell the products and services to other distributors or directly to the end users.

Generally, we recognize revenue when services are performed or delivery has occurred, evidence of an arrangement exists, the fee is fixed or determinable, and collection is probable, as follows:

Contracts with multiple elements

At times, we sell voice and data equipment (or subscriber equipment) through multi-element contracts that bundle subscriber equipment along with airtime services. We follow the guidance contained in Emerging Issues Task Force (“EITF”) 00-21 when we sell subscriber equipment and airtime services in bundled arrangements. Pursuant to EITF 00-21, we allocate the bundled contract price among the various contract deliverables based on each deliverable’s relative fair value. We determine vendor specific objective evidence of fair value by assessing sales prices of subscriber equipment and airtime services when they are sold to customers on a stand-alone basis.

Prior to 2005, we considered the sale of bundled subscriber equipment and services as a single unit of accounting due primarily to the fact that our subscriber equipment was not considered to have stand-alone value to end-users. As a result, when subscriber equipment was sold, revenue from these transactions was deferred and recognized ratably over the four-year estimated average life of the end-user relationship.

Services revenue sold on a stand-alone basis

Services revenue is generated from our service providers through usage of our satellite system and through fixed monthly access fees per user charged by us to each service provider. Revenue for usage is recognized when usage occurs and revenue for the fixed-per-user access fee is recognized ratably over the period in which the services are provided to the end-user. Revenue from prepaid services is recognized when usage occurs or when the customer’s right to access the unused prepaid services expires. We do not offer refund privileges for unused prepaid services. Deferred prepaid services revenue and access fees are typically earned and recognized as income within one year of customer prepayment.

Subscriber equipment sold on a stand-alone basis

We recognize subscriber equipment sales and the related costs when equipment title (and the risks and rewards of ownership) passes to the customer.

Services and subscriber equipment sold to the U.S. government

We provide airtime to U.S. government subscribers through (i) fixed monthly fees on a per user basis for airtime services and usage for voice, (ii) fixed monthly fee per user for paging services and (iii) a tiered pricing plan (based on usage) per device for data services. Revenue related to the services provided under this contract is recognized ratably over the periods in which the services are provided; costs are expensed as incurred. The U.S. government purchases its equipment from a third-party service provider and not directly from us.

Engineering and Support Services to Commercial and Government Customers

Government engineering and support services

We currently are a party to a contract with the U.S. government pursuant to which we provide maintenance services to the U.S. government’s dedicated gateway in Hawaii. Revenue related to the services provided under this contract is recognized ratably over the periods in which the services are provided; costs are expensed as incurred.

Other government and commercial engineering and support services

We also provide certain engineering services to assist customers in developing new technologies for use on our satellite system. The revenue associated with these services is recorded when the services are rendered, typically on a percentage of completion method of accounting based on our estimate of total costs expected to complete the contract; costs are expensed as incurred. Revenue on cost-plus-fixed-fee contracts is recognized to the extent of estimated costs incurred plus the applicable fees earned. We consider fixed fees under cost-plus-fixed-fee contracts to be earned in proportion to the allowable costs incurred in performance of the contract.

Inventory

Inventory consists of subscriber equipment, which includes handsets, L-Band transceivers and data devices, related accessories to be sold to customers to access our services and raw materials from a third party manufacturer. We outsource manufacturing of handsets, L-Band transceivers, and data devices to a third party manufacturer and purchases accessories from third party suppliers. Our cost of inventory includes an allocation of overhead (including salaries and benefits of employees directly involved in bringing inventory to our existing condition, scrap, tooling, and freight). All inventories are valued using the average cost method, and are carried at the lower of cost or market.

Warranty Expense

We generally provide our customers a warranty on subscriber equipment for one year from the date of activation, with the exception of the Iridium OpenPort product which has a two-year standard warranty. Warranties are accounted for such that an accrual is made when it is estimable and probable that a loss has been incurred. A warranty reserve is maintained based on historical experience of warranty costs and expected occurrences of warranty coverage on equipment. Costs associated with warranties are recorded as cost of subscriber equipment sales and include equipment replacements, repairs and program administration.

Financial Instruments

The condensed consolidated balance sheets include various financial instruments (primarily cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities, long-term debt, derivative instruments, and other obligations).

Convertible Subordinated Promissory Note

In October 2008, we issued to Greenhill Europe, a $22.9 million 5% convertible subordinated note due October 2015. We have determined that the embedded derivatives contained in the promissory note (including the conversion option, the holder’s put options and our call option) do not require separate accounting and that there were no beneficial conversion features associated with the note pursuant to EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios. Accordingly, we are accounting for the note pursuant to the guidance contained in Accounting Principal Board’s Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.

Interest on the note began accruing in April 2009 at 5% per year. We are recording periodic interest cost using the effective interest rate method.

Accounting for Equity-Based Compensation

We use SFAS No. 123(R), Accounting for Stock-Based Compensation, for all share-based payments granted. We use the Black-Scholes option-pricing model (Black-Scholes) as our method of valuation under SFAS No. 123(R). This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair value of equity-based payment awards on the date of grant as determined by the Black-Scholes model is affected by our assumptions. These assumptions include, but are not limited to, the expected stock price volatility over the term of the awards and expected forfeitures. The fair value of employee interests was estimated using the Black-Scholes model. There have been no grants in 2009.

The expected volatility assumption was based on a review of the expected volatility of publicly traded entities similar to us, which we believe is a reasonable indicator of our expected volatility. The risk-free interest rate assumption is based upon U.S. Treasury Bond interest rates with terms similar to the expected term of the award. The dividend yield assumption is based on our history of not declaring and paying dividends. The expected term is based on our best estimate for the period of time for which the instrument is expected to be outstanding.

Given the limited number of employees who have been granted equity interests, we have estimated there will be no forfeitures.

Under Statement No. 123(R), a nonpublic entity can make a policy decision of whether to measure all of its liabilities incurred under share-based payment arrangements at fair value or to measure all such liabilities at intrinsic value. Our policy is to measure all liabilities under SFAS No. 123(R) using the intrinsic method. This intrinsic value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting periods.

Long-Lived Assets

We assess the impairment of long-lived assets when indicators of impairment are present. Recoverability of assets is measured by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to be generated by the assets. Any impairment loss would be measured as the excess of the assets’ carrying amount over their fair value. Fair value is based on market prices where available, an estimate of market value, or various valuation techniques.

The carrying value of a satellite lost as a result of an in-orbit failure would be charged to operations upon the occurrence of the loss. In February 2009, we lost the use of a satellite and recorded an impairment charge of $0.1 million, which represented the carrying value of the satellite.

Comparison of Results of Operations for the Six-Months Ended June 30, 2009 and 2008

Revenue.  Total revenue increased by $2.5 million, or approximately 1.6%, to $158.5 million for the six months ended June 30, 2009 from $156.0 million for the same period in 2008, due principally to increased commercial services revenue and increased revenue from the iGPS contract as well as the renewal by us of our service agreements with the U.S. government and the related fee increases. These increases were offset by a decline in subscriber equipment revenue. Total subscribers increased 23.7% during the period, from 280,242 at June 30, 2008 to 346,675 at June 30, 2009.

Government Services Revenue.  Government services revenue increased by $6.7 million, or approximately 22.4%, to $36.6 million for the six months ended June 30, 2009 from $29.9 million for the same period in 2008. This growth was driven by an increase in revenue relating to engineering and support agreements from the iGPS contract and U.S. government agencies. The remaining growth was primarily attributable to an increase in user fees and higher gateway maintenance revenue as provided in our recently renewed agreements with the U.S. government, which became effective April 1, 2008. As a percentage of total revenue, government services revenue increased from 19.2% for the six months ended June 30, 2008 to 23.1% for the same period in 2009.

Commercial Services Revenue.  Commercial services revenue increased by $15.0 million, or approximately 24.3%, to $76.8 million for the six months ended June 30, 2009 from $61.8 million for the same period in 2008, due principally to growth of commercial subscribers and the associated access and usage fees. In addition, this increase in subscribers and related increase in commercial services revenue was primarily the result of greater demand for our machine-to-machine and pre-paid services. As a percentage of total revenue, commercial services revenue increased from 39.6% for the six months ended June 30, 2008 to 48.5% for the same period in 2009.

Subscriber Equipment Sales.  Subscriber equipment sales decreased by $19.2 million, or approximately 29.9%, to $45.1 million for the six months ended June 30, 2009 from $64.3 million for the same period in 2008. Decreased subscriber equipment sales were driven principally by reduced demand for satellite handsets caused by the current economic downturn and the change of the method of accounting for subscriber equipment sales. As a result, the proportion of satellite handset sales relative to sales of our other lower priced devices decreased during the period contributing significantly to the decline in our revenue for subscriber equipment sales. Until the introduction of our Iridium OpenPort terminals, our satellite handsets had been our highest priced devices. In addition to decreased sales, we recognized $3.4 million of previously deferred revenue under EITF-0021 in the first six months of 2008. As a percentage of total revenue, subscriber equipment sales decreased from 41.2% for the six months ended June 30, 2008 to 28.5% for the same period in 2009.

Operating Expenses.  Total operating expenses decreased by $0.2 million, or approximately 0.2%, to $111.4 million for the six months ended June 30, 2009 from $111.6 million for the same period in 2008. This decrease was due primarily to lower cost of subscriber equipment due to a decrease in sales of our voice and data devices, particularly our satellite handsets. This decrease was partially offset by increased research and development expenses related to the development of Iridium NEXT, increased costs relating to several engineering and support agreements, including the iGPS contract and contracts with U.S. government agencies, legal fees related to the Iridium NEXT contract and increased software and maintenance costs. As a percentage of total revenue, operating expenses decreased from 71.5% for the six months ended June 30, 2008 to 70.3% for the same period in 2009.

Cost of Subscriber Equipment Sales.  Cost of sales decreased by $13.9 million, or approximately 37.8%, to $22.9 million for the six months ended June 30, 2009 from $36.8 million for the same period in 2008, primarily as a result of the decrease in sales of our voice and data devices, particularly our satellite handsets as noted above. In addition to decreased sales, we recognized $2.7 million of previously deferred subscriber equipment cost of sales under EITF-0021 in the first six months of 2008. All previously deferred expense was recognized during 2008. As a percentage of total revenue, cost of subscriber equipment sales decreased from 23.6% for the six months ended June 30, 2008 to 14.4% for the same period in 2009.

Cost of Services (exclusive of depreciation and amortization).  Cost of services (exclusive of depreciation and amortization) expenses increased by $5.8 million, or approximately 18.1%, to $37.9 million for the six months ended June 30, 2009 from $32.1 million for the same period in 2008, primarily as a result of increased costs associated with revenue relating to research and development agreements related to the iGPS contract and with U.S. government agencies and increased operations and maintenance expenses with respect to our satellite network due to the annual price escalation in our operations and maintenance agreement with Boeing. As a percentage of total revenue, cost of services (exclusive of depreciation and amortization) expenses increased from 20.6% for the six months ended June 30, 2008 to 23.9% for the same period in 2009.

Depreciation and Amortization.  Depreciation and amortization expenses increased by $1.4 million, or approximately 24.1%, to $7.2 million for the six months ended June 30, 2009 from $5.8 million for the same period in 2008, primarily as a result of additional depreciation associated with new equipment placed in service, primarily equipment for our satellite network operations center and gateway. As a percentage of total revenue, depreciation and amortization expenses increased from 3.7% for the six months ended June 30, 2008 to 4.5% for the same period in 2009.

Selling, General and Administrative.  Selling, general and administrative expenses increased by $2.7 million, or approximately 10.6%, to $28.1 million for the six months ended June 30, 2009 from $25.4 million for the same period in 2008, primarily as a result of higher licensing, software maintenance costs for billing and corporate systems and legal expenses in 2009 resulting from business expansion and the Iridium NEXT project. As a percentage of total revenue, selling, general and administrative expenses increased from 16.3% for the six months ended June 30, 2008 to 17.7% for the same period in 2009.

Research and Development.  Research and development expenses increased by $2.4 million, or approximately 22.0%, to $13.3 million for the six months ended June 30, 2009 from $10.9 million for the same period in 2008, as a result of increased expenses related to investments in new subscriber equipment and services, primarily Iridium NEXT, partially offset by the reversal of a prime contractor development effort bonus accrual for Iridium NEXT for which specific criteria was not met by either contractor. As a percentage of total revenue, research and development expenses increased from 7.0% for the six months ended June 30, 2008 to 8.4% for the same period in 2009.

Transaction costs.  Transaction costs increased by $1.4 million or approximately 233.3%, to $2.0 million for the six months ended June 30, 2009 from $0.6 million for the same period in 2008. This increase is primarily the result of increased legal and consulting fees as we continue to work towards the completion of the Acquisition.

Operating Profit.  Operating profit increased by $2.7 million, or approximately 6.1%, to $47.1 million for the six months ended June 30, 2009 from $44.4 million for the same period in 2008. This increase was due primarily to increased commercial and government services revenue as described above, partially offset by decreased subscriber equipment revenue, particularly our satellite handsets, and an increase in research and development costs related to Iridium NEXT. As a percentage of total revenue, operating profit increased from 28.5% for the six months ended June 30, 2008 to 29.7% for the same period in 2009.

Interest Expense.  Interest expense decreased by $0.6 million, or approximately 6.1%, to $9.2 million for the six months ended June 30, 2009 from $9.8 million for the same period in 2008. This decrease resulted from lower outstanding balances on our first lien credit agreements, lower interest rate on both the first and second credit lien agreements and no loan success fee payments were made to Motorola in 2009 under the term loan agreement because we made no distributions in 2009.

Interest and Other Income.  Interest and other income decreased by $0.4 million, or approximately 50.0%, to $0.4 million for the six months ended June 30, 2009 from $0.8 million for the same period in 2008. This decrease was due to lower interest income resulting from a decrease in the interest rate earned on our cash and cash equivalents and short term investments, slightly offset by increased foreign currency losses.

Net Income.  Our net income increased by $2.9 million, or approximately 8.2%, to $38.3 million for the six months ended June 30, 2009 from $35.4 million for the same period in 2008, as a result of the factors described above. As a percentage of total revenue, net income increased from 22.7% for the six months ended June 30, 2008 to 24.2% for the same period in 2009.

Comparison of Results of Operations for the Years Ended December 31, 2008 and 2007

Revenue.  Total revenue increased by $60.0 million, or approximately 23.0%, to $320.9 million for the year ended December 31, 2008 from $260.9 million for 2007, due principally to a growth in total subscribers, an increase of commercial services, an increase in our subscriber equipment sales and increased contract revenue from the DoD as well as the renewal of our service agreements with the U.S. government and the related fee increases. Total subscribers increased 36.6% during the period, from 234,162 at December 31, 2007 to 319,874 at December 31, 2008.

Government Services Revenue.  Government services revenue increased by $10.0 million, or approximately 17.3%, to $67.8 million for the year ended December 31, 2008 from $57.8 million for 2007. This growth was driven by an increase in contract revenue relating to several research and development agreements with the iGPS contract and other U.S. government agencies, including secondary payload research. The remaining growth was attributable to a 5.0% increase in user fees and higher gateway maintenance revenue as provided in our recently renewed agreements with the U.S. government, which became effective April 1, 2008. As a percentage of total revenue, government services revenue decreased from 22.2% for the year ended December 31, 2007 to 21.1% for the same period in 2008.

Commercial Services Revenue.  Commercial services revenue increased by $32.0 million, or approximately 31.6%, to $133.2 million for the year ended December 31, 2008 from $101.2 million for 2007, due principally to growth in subscribers and associated usage and access fees resulting from increased overall demand, accelerated by the popularity of our machine-to-machine services and customer defections from Globalstar. The increase in commercial services revenue was offset by lower revenue from usage fees resulting from an increase in the proportion of machine-to-machine services relative to voice services, as machine-to-machine services account for lower average revenue per unit than voice services. As a percentage of total revenue, commercial services revenue increased from 38.8% for the year ended December 31, 2007 to 41.5% for the same period in 2008.

Subscriber Equipment Sales.  Subscriber equipment sales increased by $18.0 million, or approximately 17.7%, to $119.9 million for the year ended December 31, 2008 from $101.9 million for 2007. Increased subscriber equipment sales were driven principally by subscriber growth and the related increased in sales of our satellite handsets and Iridium 9601 short burst data modem. Sales of our Iridium 9601 short burst data modem continued to exhibit strong growth. Although the proportion of satellites handset sales relative to sales of our other lower priced devices decreased during the period, sales of our higher priced handsets grew in absolute terms, contributing significantly to growth in our revenue from subscriber equipment sales. Until the introduction of our Iridium OpenPort terminals, our satellite handsets have been our highest priced devices. As a percentage of total revenue, subscriber equipment sales decreased from 39.1% for the year ended December 31, 2007 to 37.4% for the same period in 2008.

Operating Expenses.  Total operating expenses increased by $48.1 million, or approximately 24.3%, to $245.8 million for the year ended December 31, 2008 from $197.7 million for 2007. This increase was due primarily to increased costs of sales resulting from a growth in sales of our voice and data devices as well as increased research and development expenses related to the development of new subscriber equipment and services and Iridium NEXT. Total operating expenses for the period also increased as a result of higher selling, general and administrative expenses resulting from the Acquisition in the third quarter of 2008 and increased personnel expenses from growth in total employees resulting from our expansion. As a percentage of total revenue, operating expenses increased from 75.8% for the year ended December 31, 2007 to 76.6% for the same period in 2008.

Cost of Subscriber Equipment Sales.  Cost of subscriber equipment sales increased by $5.2 million, or approximately 8.3%, to $67.6 million for the year ended December 31, 2008 from $62.4 million for 2007 primarily as a result of subscriber growth and the related increase in sales of our voice and data devices, particularly our satellite handsets. Our handsets have the highest production costs of all our devices, except for Iridium OpenPort. This increase in costs of sales was offset by a decrease in the cost of recognizing previously deferred subscriber equipment sales of $8.4 million, or approximately 71.2%, to $3.4 million for the period ended December 31, 2008, from $11.8 million in 2007. Effective January 1, 2005, we began recognizing equipment sales and related costs when equipment title passes to the customer. As a percentage of total revenue, cost of sales decreased from 23.9% for the year ended December 31, 2007 to 21.1% for the same period in 2008.

Cost of Services (exclusive of depreciation and amortization).  Cost of services (exclusive of depreciation and amortization) expenses increased by $6.3 million, or approximately 9.9%, to $69.9 million for the year ended December 31, 2008 from $63.6 million for 2007, primarily as a result of increased maintenance expenses with respect to our satellite network due to the annual price escalation clause in our operations and maintenance agreement with Boeing, higher fees for software licensing and maintenance, increased expenses related to research and development services related to the iGPS contract and with U.S. government agencies, an increase in variable network costs, including termination costs, and increased personnel expenses related to the growth of our Operations Group. As a percentage of total revenue, cost of services (exclusive of depreciation and amortization) expenses decreased from 24.4% for the year ended December 31, 2007 to 21.8% for the same period in 2008.

Depreciation and Amortization.  Depreciation and amortization expenses increased by $1.1 million, or approximately 9.6%, to $12.5 million for the year ended December 31, 2008 from $11.4 million for 2007, primarily as a result of additional depreciation associated with new equipment placed in service, including a new satellite earth station facility in Norway and certain equipment for our satellite network operations center and gateway. As a percentage of total revenue, depreciation and amortization expenses decreased from 4.4% for the year ended December 31, 2007 to 3.9% for the same period in 2008.

Selling, General and Administrative.  Selling, general and administrative expenses increased by $8.8 million, or approximately 19.0%, to $55.1 million for the year ended December 31, 2008 from $46.3 million for 2007, primarily as a result of higher legal, regulatory and accounting expenses in 2008 resulting from our increased personnel and other administrative expenses related to our growth and pursuit of expansion opportunities. As a percentage of total revenue, selling, general and administrative expenses decreased from 17.7% for the year ended December 31, 2007 to 17.2% for the same period in 2008.

Research and Development.  Research and development expenses increased by $18.8 million, or approximately 134.3%, to $32.8 million for the year ended December 31, 2008 from $14.0 million for 2007, primarily as a result of increased expenses related to investments in new subscriber equipment and services, including our next generation satellite handset, L-Band transceiver and short burst data modem and Iridium OpenPort, as well as the development of Iridium NEXT. As a percentage of total revenue, research and development expenses increased from 5.4% for the year ended December 31, 2007 to 10.2% for the same period in 2008.

Transaction costs.  Transaction costs were $7.9 million for the year ended December 31, 2008. The costs primarily include legal, accounting and consulting fees as we worked towards completing the Acquisition.

Operating Profit.  Operating profit increased by $11.9 million, or approximately 18.8%, to $75.1 million for the period ended December 31, 2008 from $63.2 million for 2007. This increase was due primarily to increased services and subscriber equipment revenue resulting from growth in equipment sales, particularly our satellite handsets and an increase in total subscribers. Although the proportion of satellites handset sales relative to sales of our other devices decreased during the period, as discussed above, handsets sales grew in absolute terms, contributing significantly to growth in our operating profit. This increase in operating profit were partially offset by increased cost of sales, research and development expenses and selling, general and administrative expenses as described above. As a percentage of total revenue, operating profit decreased slightly from 24.2% for the year ended December 31, 2007 to 23.4% for the same period in 2008.

Interest Expense.  Interest expense decreased by $0.7 million, or approximately 3.2%, to $21.1 million for the year ended December 31, 2008 from $21.8 million for 2007. This decrease resulted from lower outstanding balances on our first and second lien credit agreements.

Interest and Other Income.  Interest and other income decreased by $2.5 million, or approximately 104.2%, to ($0.1) million for the year ended December 31, 2008 from $2.4 million for 2007. This decrease was due to lower interest income resulting from a decrease in the interest earned on our cash and cash equivalents and short term investments offset by increased foreign currency losses.

Net Income.  Our net income increased by $10.1 million, or approximately 23.1%, to $53.9 million for the year ended December 31, 2008 from $43.8 million for 2007, as a result of the factors described above. As a percentage of total revenue, net income remained consistent at 16.8% for the year ended December 31, 2007 compared to the same period in 2008.

Comparison of Results of Operations for the Years Ended December 31, 2007 and 2006

Revenue.  Total revenue increased by $48.5 million, or approximately 22.8%, to $260.9 million for the year ended December 31, 2007 from $212.4 million for the year ended December 31, 2006, due principally to a growth in total subscribers, an increase of commercial services, an increase in our subscriber equipment sales and increased contract revenue from the DoD. Total subscribers increased 34.0% during the period, from 174,219 at December 31, 2006 to 234,162 at December 31, 2007.

Government Services Revenue.  Government services revenue increased by $7.0 million, or approximately 13.8%, to $57.8 million for the year ended December 31, 2007 from $50.8 million in 2006. This growth was driven by an increase in contract revenue from an agreement with a prime contractor of the U.S. government to assess the feasibility of incorporating secondary payloads in Iridium NEXT as well as an increase in the number of subscribers. As a percentage of total revenue, government services revenue decreased from 23.9% for the year ended December 31, 2006 to 22.2% for the same period in 2007.

Commercial Services Revenue.  Commercial services revenue increased by $23.5 million, or approximately 30.2%, to $101.2 million for the year ended December 31, 2007 from $77.7 million for 2006. This growth was driven by a growth in subscribers and associated access and usage fees resulting from increased overall demand, accelerated by the popularity of our machine-to-machine services and customer defections from Globalstar. Further contributing to this increase, in August 2006, we increased monthly access fees for voice subscribers by $5 per month. As a percentage of total revenue, commercial services revenue increased from 36.6% for the year ended December 31, 2006 to 38.8% for the same period in 2007.

Subscriber Equipment Sales.  Subscriber equipment sales increased by $18.0 million, or approximately 21.54%, to $101.9 million for the year ended December 31, 2007 from $83.9 million for 2006. Increased subscriber equipment sales were driven principally by subscriber growth and the related increase in sales of our satellite handsets and Iridium 9601 short burst data modem. Sales of our higher priced handsets also grew, contributing significantly to growth in our revenue from subscriber equipment sales. As a percentage of total revenue, subscriber equipment sales decreased from 39.5% for the year ended December 31, 2006 to 39.1% for the same period in 2007.

Operating Expenses.  Total operating expenses increased by $30.5 million, or approximately 18.2%, to $197.7 million for the year ended December 31, 2007 from $167.2 million for 2006. This increase was due primarily to increased research and development expenses related to the development of new subscriber equipment and services as well as increased costs of sales resulting from a growth in sales of our voice and data devices. Total operating expenses for the period also increased as a result of higher personnel and other administrative expenses largely from growth in total employees resulting from our expansion. As a percentage of total revenue, operating expenses decreased from 78.7% for the year ended December 31, 2006 to 75.8% for the same period in 2007.

Cost of Subscriber Equipment Sales.  Cost of subscriber equipment sales increased by $2.3 million, or approximately 3.8%, to $62.4 million for the year ended December 31, 2007 from $60.1 million for 2006, primarily as a result of subscriber growth and the related increase in sales of our voice and data devices, particularly our higher cost satellite handsets. This increase was offset by a decrease in the cost of recognizing previously deferred subscriber equipment sales, which decreased by $9.5 million, or approximately 44.4%, to $11.8 million for the year ended December 31, 2007 from $21.3 million for 2006. As a percentage of total revenue, cost of subscriber equipment sales decreased from 28.3% for the year ended December 31, 2006 to 23.9% for the same period in 2007.

Cost of Services (exclusive of depreciation and amortization).  Cost of services (exclusive of depreciation and amortization) expenses increased by $2.9 million, or approximately 4.8%, to $63.6 million for the year ended December 31, 2007 from $60.7 million for 2006, primarily as a result of increased expenses related to the above mentioned research and development contract with the U.S. government, increased maintenance expenses with respect to our satellite network due to the annual price escalation clause in our operations and maintenance agreement with Boeing, an increase in variable network costs, including termination costs and higher personnel expenses related to the growth of our Operations Group, partially offset by a decrease in the amount of consulting expenditures incurred related to our current satellite system. As a percentage of total revenue, network and satellite operations and maintenance expenses decreased from 28.6% for the year ended December 31, 2006 to 24.4% for the same period in 2007.

Depreciation and Amortization.  Depreciation and amortization expenses increased by $2.9 million, or approximately 34.1%, to $11.4 million for the year ended December 31, 2007 from $8.5 million for 2006, primarily as a result of additional depreciation associated with new equipment placed in service in 2007, including equipment upgrades at our satellite network operations center and technical support center as well as business systems, including a new data warehouse and call intercept system. As a percentage of total revenue, depreciation and amortization expenses increased from 4.0% for the year ended December 31, 2006 to 4.4% for the same period in 2007.

Selling, General and Administrative.  Selling, general and administrative expenses increased by $12.8 million, or approximately 38.2%, to $46.3 million for the year ended December 31, 2007 from $33.5 million for 2006, primarily as a result of increased personnel and other administrative expenses to accompany our growth. As a percentage of total revenue, selling, general and administrative expenses increased from 15.8% for the year ended December 31, 2006 to 17.7% for the same period in 2007.

Research and Development.  Research and development expenses increased by $9.6 million, or approximately 218.2%, to $14.0 million for the year ended December 31, 2007 from $4.4 million for 2006, primarily as a result of expenditures related to the development of new subscriber equipment and services, including our next generation satellite handset and L-Band transceiver and Iridium OpenPort. As a percentage of total revenue, research and development expenses increased from 2.1% for the year ended December 31, 2006 to 5.4% for the same period in 2007.

Operating Profit.  Operating profit increased by $18.0 million, or approximately 39.8%, to $63.2 million for the year ended December 31, 2007 from $45.2 million for 2006. This increase was due primarily to increased services and subscriber equipment revenue resulting from growth in equipment sales, particularly our satellite handsets, and an increase in total subscribers. As discussed above, handsets sales grew during the period, contributing significantly to growth in our operating profit. The increase in operating profit were partially offset by increased cost of sales, research and development expenses and selling, general and administrative expenses as described above. As a percentage of total revenue, operating profit increased from 21.3% for the year ended December 31, 2006 to 24.2% for the same period in 2007.

Interest Expense.  Interest expense increased by $6.6 million, or approximately 43.4%, to $21.8 million for the year ended December 31, 2007 from $15.2 million for 2006. This increase resulted from recognizing a full year of interest expense associated with our first and second lien credit agreements, which we entered into in July 2006.

Interest and Other Income.  Interest and other income increased by $0.6 million, or approximately 33.3%, to $2.4 million for the year ended December 31, 2007 from $1.8 million for 2006. This increase resulted from higher interest income resulting from increased cash balances on hand. This increase was offset by a decrease in other income due to lower revenue from intercept services provided pursuant to U.S. government subpoenas, which were reclassified as commercial services revenue in 2007.

Net Income.  Our net income increased by $12.0 million, or approximately 37.7%, to $43.8 million for the year ended December 31, 2007 from $31.8 million for 2006, as a result of the factors described above. As a percentage of total revenue, net income increased from 15.0% for the year ended December 31, 2006 to 16.8% for the same period in 2007.

Liquidity and Capital Resources

Our principal sources of liquidity are existing cash, internally generated cash flow and borrowings under our first and second lien credit agreements. We will also receive cash from the GHQ trust account upon the consummation of the Acquisition. We believe that these sources will provide sufficient liquidity for us to meet our liquidity requirements for the next 12 months. We plan to fund a majority of the costs associated with Iridium NEXT from internally generated cash flows and secondary payload funding, as well as proceeds from the Acquisition. We expect to finance the remaining cost of Iridium NEXT with additional debt and/or equity financing. If future internally generated cash flows and revenue from hosting secondary payloads are below expectations or the cost of developing Iridium NEXT is higher than anticipated, we will require additional external funding. Since we have not yet entered into an agreement with a prime contractor for Iridium NEXT, the timing of our payments under any such agreement is uncertain.

If the timing or amount of our payments under our agreement with our prime contractor are due sooner than expected or are larger than expected, we may not have sufficient liquidity for the foreseeable future.

Our principal liquidity requirements are to meet our working capital, research and development and capital expenditure needs, including the development of Iridium NEXT, and to service our debt. In addition, we paid $15.0 million in June 2009, and will be required to prepay $65.0 million under our first lien credit facility on closing of the Acquisition. We will, however, require additional liquidity as we continue to execute our business strategy. Our liquidity and our ability to fund our liquidity requirements is also dependent on our future financial performance, which is subject to general economic, financial, regulatory and other factors that are beyond our control. We anticipate that we will require additional liquidity and we will raise additional debt and/or equity financing. Our ability to obtain additional liquidity may be adversely impacted by a number of factors, including the recent global economic crisis and related tightening of the credit markets. We cannot assure you that we will be able to obtain such additional liquidity on reasonable terms, or at all.

In addition, pursuant to Iridium Constellation’s operations and maintenance agreement with Boeing, Iridium Satellite has issued to Boeing a $15.4 million cash-collateralized letter of credit as collateral for certain obligations under this agreement, which is included in the long-term restricted cash in the consolidated balance sheets.

Cash Flows

The following table shows our consolidated cash flows from operating, investing and financing activities for the years ended December 31, 2006, 2007 and 2008 and the six months ended June 30, 2009 and 2008:

	Year ended	Year ended	Year ended	Six months	Six months
	December 31,	December 31,	December 31,	ended	ended
Statements of Cash Flows	2008	2007	2006	June 30, 2009	June 30, 2008
	(In millions)

Cash flows provided by operating activities	$61.4	$36.6	$39.5	$37.4	$33.5
Cash flows used in investing activities	(13.9)	(19.8)	(9.5)	(4.8)	(5.9)
Cash flows used in financing activities	(44.8)	(26.5)	(8.0)	(16.9)	(7.8)

Net increase (decrease) in cash and cash equivalents	$2.7	$(9.8)	$22.0	$15.7	$19.8

Cash Flows Provided by Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2009 increased to $37.4 million from $33.5 million for the same period in 2008. This increase was attributable primarily to an increase in net income of $2.9 million, and an increase in non-cash adjustments of $1.3 million, slightly offset by a decrease in working capital of $0.3 million.

Net cash provided by operating activities for the year ended December 31, 2008 increased to $61.4 million from $36.6 million for 2007. This increase was attributable primarily to a $10.1 million increase in net income, a $11.1 million increase in working capital and a $3.6 million increase in non-cash adjustments during the period. The increase in working capital primarily relates to a payment made to Boeing in 2007 in connection with our purchase of their right to receive distributions, which consequentially reduced our working capital for that period, as well as an increase in deferred revenue resulting from higher sales of our prepaid services and an increase in accounts payable due to the timing of payments to vendors. The increase in non-cash adjustments consists primarily of increases in depreciation and amortization and increases in equity and profits interest compensation.

Net cash provided by operating activities for the year ended 2007 decreased to $36.6 million from $39.5 million for 2006. This decrease was attributable primarily to a $21.6 million decrease in working capital partially offset by a $12.0 million increase in net income and a $6.7 million increase in non-cash adjustments during the period. The decrease in working capital is the result of the above mentioned 2007 payment to Boeing. Adjustments for non-cash items increased during the period due to increases in depreciation and amortization and increases in equity and profits interest compensation.

Cash Flows Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2009 decreased to $4.8 million from $5.9 million for the same period in 2008. This decrease was attributable primarily to lower development expenses related to our new high-speed data services, Iridium OpenPort, which was recently introduced.

Net cash used in investing activities for the year ended December 31, 2008 decreased to $13.9 million from $19.8 million for 2007. This decrease was attributable primarily to lower development expenses related to our new high-speed data services, Iridium OpenPort.

Net cash used in investing activities for the year ended December 31, 2007 increased to $19.8 million from $9.5 million for 2006. This increase was attributable primarily to increased development expenses related to Iridium OpenPort as well as the procurement and implementation of a more robust customer billing system.

Cash Flows Used in Financing Activities

Net cash used in financing activities for the six months ended June 30, 2009 increased to $16.9 million from $7.8 million for the same period in 2008. This increase was attributable primarily to principal payments of $16.9 million on our first lien credit agreement, partially offset by cash distributions of $5.7 million to current investors and principal payments of $2.1 million on our first lien credit agreement made in the first six months of 2008. Net cash used in financing activities for the year ended December 31, 2008 increased to $44.8 million from $26.5 million for 2007. This increase was attributable primarily to principal payments of $27.5 million on our first lien credit agreement, and cash distributions to our current investors partially offset by proceeds from the issuance of a convertible subordinated note to Greenhill Europe.

Net cash used in financing activities for the year ended December 31, 2007 increased to $26.5 million from $8.0 million for 2006. This increase was attributable primarily to increased debt payments resulting from our first and second lien credit agreements, which we entered into in July 2006.

Capital Expenditures

Our capital expenditures consisted primarily of the hardware and software upgrades to maintain our ground infrastructure and a portion of the expenses related to the development of Iridium OpenPort. These also include upgrades to our business systems, including upgrades to our billing system to enable customer billing of us. Once a prime contractor is selected for Iridium NEXT, and a full scale development contract is signed, we expect that the majority of our future capital expenditures will relate to the development of Iridium NEXT through 2016.

Our capital expenditures were $9.5 million, $19.8 million, $13.9 million and $4.8 million in 2006, 2007, 2008 and the first six months of 2009, respectively.

We plan to fund a majority of the costs associated with Iridium NEXT from internally generated cash flows and secondary payload funding, as well as proceeds from the Acquisition expects to finance the remaining cost of Iridium NEXT with additional debt and/or equity financing. If future internally generated cash flows and revenue from hosting secondary payloads are below expectations or the cost of developing Iridium NEXT is higher than anticipated, we will require additional external funding.

Cash and Indebtedness

Our total cash and cash equivalents were $31.9 million at December 31, 2006, $22.1 million at December 31, 2007, $24.8 million at December 31, 2008 and $40.5 million at June 30, 2009. We had total indebtedness (including the Motorola payable) of $199.9 million at December 31, 2006, $174.2 million at December 31, 2007, $170.7 million at December 31, 2008 and $154.3 million at June 30, 2009.

On July 27, 2006, we entered into a $170.0 million first lien credit agreement and $40.0 million second lien credit agreement. The agreements include a $98.0 million four-year first lien Tranche A term loan, a $62.0 million five-year first lien Tranche B term loan, a $40.0 million six-year second lien term loan and a $10.0 million three-year first lien revolving credit facility. As of June 30, 2009, we had $25.5 million outstanding under our Tranche A term loan, $54.5 million outstanding under our Tranche B term loan, $40.0 million outstanding under the second lien term loan and we had no borrowings and availability of $5.0 million under our revolving credit facility, which has subsequently expired on July 27, 2009.

The following table sets forth the amounts outstanding under our Tranche A term loan, our Tranche B term loan, our second lien term loan and our revolving credit facility, the effective interest rates on such outstanding amounts and amounts available for additional borrowing thereunder as of June 30, 2009.

			Amount Available
	Effective	Amount	for Additional
First and Second Lien Credit Agreements	Interest Rate	Outstanding	Borrowing
		(In millions)

Tranche A Term Loan	6.04%	$25.5	$0.0
Tranche B Term Loan	6.04%	54.5	0.0
Second Lien Term Loan	10.04%	40.0	0.0
Revolving Credit Facility(1)	6.04%	—	5.0

Total		$120.0	$5.0

(1)	On October 5, 2008, Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings Inc., filed for protection under Chapter 11 of the Federal Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Lehman Brothers Inc. is a joint lead arranger under our revolving credit facility and had, as of June 30, 2009, committed to provide $5.0 million under our $10.0 million revolving credit facility. We currently do not expect to be able to draw on the $5.0 million and, as a result, we have $5.0 million available under the revolving credit facility, which has subsequently expired on July 27, 2009. We do not believe, however, that this reduction in availability will have a material adverse effect on our liquidity and capital resources.

First Lien Tranche A Term Loan

Our $98.0 million first lien Tranche A term loan bears interest at the Eurodollar base interest rate plus 5.0% and requires quarterly principal and interest payments. Quarterly principal payments on the loan range from $0.1 million to $6.7 million. The term loan matures on June 30,

2010. In October 2008, upon execution of the amendment to the first lien credit agreement, we prepaid $22.0 million of the outstanding Tranche A balance. Due to this payment, no additional principal payments were required until June 2009. In June 2009, we prepaid an additional $10.5 million of the outstanding Tranche A balance. We can prepay the term loan, in whole or in part, at par.

First Lien Tranche B Term Loan

Our $62.0 million first lien Tranche B term loan bears interest at the Eurodollar base interest rate plus 5.0% and requires quarterly principal and interest payments. Quarterly principal payments start on September 30, 2010 in the amount of $13.3 million. The term loan matures on July 27, 2011. In June 2009, we prepaid $4.5 million of the outstanding Tranche B balance. We can prepay the term loan, in whole or in part, at par.

Second Lien Term Loan

Our $40.0 million second lien term loan bears interest at the Eurodollar base interest rate plus 9.0% and requires quarterly interest payments. The term loan matures on July 27, 2012, at which time the entire $40.0 million principal amount is due. We can prepay the term loan, in whole or in part, at par, provided that no amounts remain outstanding under our first lien Tranche A and B term loans.

First Lien Revolving Credit Facility

Our $10.0 million first lien revolving credit facility matured on July 27, 2009. We paid an up-front fee of 2.0% on the revolving facility of $200,000 and were required to pay a quarterly commitment fee in respect of the unutilized commitments at an initial rate equal to 0.5% per annum on the available balance of the commitment. On October 5, 2008, Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings Inc., filed for protection under Chapter 11 of the Federal Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Lehman Brothers Inc. is a joint lead arranger under our revolving credit facility and had, as of June 30, 2009, committed to provide $5.0 million under our $10.0 million revolving credit facility. As of July 27, 2009, the ability to draw on this revolving credit facility expired.

Our first and second lien credit agreements also contain certain customary covenants, agreements and events of default, including restrictions on our ability to incur indebtedness, grant liens, pay dividends, merge or sell all of our assets, dispose of our property, use funds for capital expenditures, make investments, make optional payments or modify debt instruments, or enter into sale and leaseback transactions, or enter into new lines of business, among others. In addition, our first and second lien credit agreements require us to maintain compliance with specified financial covenants. We must also maintain hedge agreements in order to provide interest rate protection on a minimum of 50% of the aggregate principal amounts outstanding under the term loans during the first three years of the credit agreement. As of June 30, 2009, we were in compliance with all of our financial covenants specified in our first and second lien credit facilities.

The indebtedness under our first and second lien credit agreements is secured by a pledge on all of our tangible and intangible assets.

On October 17, 2008, we entered into an amendment to each of our first and second lien credit agreements with our respective lenders. The amendment to our first lien credit agreement provides for, among other things: (a) an increase in the applicable interest rate margin for Eurodollar loans by 75 basis points to 5%; (b) an increase in permitted capital expenditures for 2008 and 2009; (c) distributions of up to $37.9 million to our members in 2008; (d) a prepayment of $80.0 million of the outstanding balance under the agreement by us if the Acquisition is consummated ($15.0 million if stockholder approval was not obtained by June 29, 2009 or, if stockholder approval was obtained by June 29, 2009, the Acquisition was not consummated by September 30, 2009); and (e) an amendment to the definition of “Change of Control” under the agreement to include the public company in existence after the Acquisition. Upon execution of the amendment to our first lien credit agreement, we prepaid $22.0 million of our outstanding balance under our first lien credit agreement. In June 2009, we prepaid $15.0 million of outstanding balance on the First Lien as required by the amendment.

The amendment to our second lien credit agreement similarly provides for, among other things: (a) an increase in the applicable interest rate margin for Eurodollar loans by 75 basis points to 9%; (b) an increase in permitted capital expenditures for 2008 and 2009; (c) distributions of up to $37.9 million to our members in 2008; and (d) an amendment to the definition of “Change of Control” under the agreement to include the public company in existence after the Acquisition.

Convertible Subordinated Promissory Note

Concurrently with the signing of the Transaction Agreement, Greenhill Europe entered into an agreement with us to purchase a $22.9 million convertible subordinated promissory note. The closing of the purchase of the note occurred on October 24, 2008, following the execution of the amendments to the first and second lien credit facilities described above. Under the terms of the note, Greenhill Europe has the option to convert the note into our units upon the later to occur of (a) October 24, 2009 and (b) the closing or the termination of the Transaction Agreement. If the closing occurs after October 24, 2009, upon the exercise of its conversion rights, Greenhill Europe will be entitled to receive 1.947 million shares of our common stock. If the closing occurs prior to September 22, 2009, GHQ and Greenhill Europe will enter into an agreement which will entitle Greenhill Europe to exchange each of our units into which the note is convertible for 23.1936 shares of our common stock, subject to certain adjustments. A portion of the $22.9 million in cash proceeds from the issuance of the note and an additional $15.0 million in cash from us was distributed to certain holders of our units in November 2008.

Cash from the GHQ Trust Account

GHQ’s only significant asset is approximately $400.9 million in cash, which is held in a trust account pending completion of the Acquisition. GHQ will use $77.1 million of the trust account balance to pay unit holders, up to $8.2 million to pay the deferred underwriting commissions and discounts, up to $3.0 million to pay transaction expenses and $4.9 million in costs related to warrants. GHQ may also be required to use up to $120.0 million of the trust account balance to pay holders of GHQ IPO shares who elect to convert into a portion of the trust account. In addition, 90 days following the closing of the Acquisition, if we make a valid election under Section 754 of the Code with respect to the taxable year in which the closing of the Acquisition occurs, GHQ will make a tax benefit payment of up to $25.5 million in aggregate out of the trust account funds to sellers (other than the sellers of the equity of Baralonco and Syncom) of our units to compensate them for the tax basis step-up. Iridium Communications Inc., the combined enterprise, will have an increase of approximately $167.3 million to $282.2 million in cash, depending on the number of holders of GHQ IPO shares who elect to convert into a portion of the trust account, following the consummation of the Acquisition. As a result, in addition to the $65.0 million required to be prepaid at the closing of the Acquisition, we will be able to prepay all or a portion of our remaining outstanding debt balance, although we have not yet decided to do so.

Contractual Obligations and Commitments

The following table summarizes our outstanding contractual obligations as of December 31, 2008:

	Less than 1					More Than
Contractual Obligations:	Year		1-3 Years		3-5 Years	5 Years	Total
	(In millions)

Long-term debt obligations (1)	$81.9	(2)	$15.0		$40.0	$0.0	$136.9
Operating lease obligations (3)	1.8		3.9		3.7	2.0	11.4
Motorola payment obligations	—		12.3	(4)	—	—	12.3
Unconditional purchase obligations (5)	83.8		100.0		100.1	0.0	283.9

Total(6)	$167.5		$131.2		$143.8	$2.0	$444.5

(1)	Our long-term debt obligations are comprised of principal payments due under our first and second lien credit agreements. The table does not reflect interest payments required to be made under these credit facilities and related swap agreements, including $14.4 million that is required to be paid in 2009, assuming no prepayment of such credit facilities. Interest payments are expected to decline in future years as the outstanding debt reduces.

The $22.9 million note held by Greenhill Europe is not included in the table above. We believe the note will be converted into shares of our common stock upon the later of October 24, 2009 and the closing of the Acquisition, and therefore, the note will not result in a cash payment.

(2)	This table reflects our required prepayment of $80.0 million of the outstanding balance under our credit agreements if we consummate the Acquisition ($15.0 million of this amount was prepaid in June 2009 because stockholder approval was not obtained by June 29, 2009).

(3)	On August 17, 2009, we signed a lease for 21,573 square feet of office space in McLean, Virginia, which will serve as our new principal headquarters. Since this lease was executed after December 31, 2008, the payment obligations under the lease were not reflected on the table above. The initial term of the lease is 122 months from the rent commencement date, which shall be the earlier to occur of (i) the substantial completion of improvements in the leased property by us, and (ii) 180 days following the lease commencement date (expected to be October 1, 2009), subject to delays. The monthly rent for the first twelve months is $93,762, which will be subject to annual increases. During its 122 month-period, the amount to be paid under this lease is approximately $12.7 million.

(4)	The table above reflects $12.3 million of payment obligations (not including $1.1 million of accrued interest) due on December 11, 2010 to Motorola pursuant to the TSA and Note Agreement, which may be accelerated if the Acquisition qualifies as a triggering event. In addition, we may be required to make an additional payment of cash and/or stock if the Acquisition qualifies as a triggering event, distribution event, change of control or other specified transaction under the TSA and Note Agreement. Such payment is not reflected in the table above. For more information, see “Risk Factors—Iridium Holdings’ agreements with Motorola contain potential payment provisions which may apply to the Acquisition; and Iridium Holdings and Motorola are in discussions with respect to such provisions, the outcome of which is uncertain,” and Note 5 of the “Unaudited Pro Forma Condensed Combined Financial Data.”

(5)	Our unconditional purchase obligations include payments under our operations and maintenance agreement with Boeing, our agreement with Celestica for the manufacturing of our devices and various commitments with other vendors.

(6)	Certain bonus payments shall be payable to Lockheed Martin Corporation and Thales Alenia Space if certain milestones are reached in connection with the design proposals for Iridium NEXT. As of December 31, 2008, no bonus payments to Lockheed Martin Corporation or Thales Alenia Space were due. In 2009, management concluded that we were not required to pay such bonus payments as Lockheed Martin Corporation or Thales Alenia Space have not met the required conditions.

Off-Balance Sheet Transactions

We do not currently have, nor have we had in the last three years, any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Seasonality

Our results of operations are subject to seasonal usage changes for our commercial customers. April through October are typically our peak months for commercial services revenue and subscriber equipment sales. Our U.S. government revenue is less subject to seasonal usage changes since a portion of the U.S. government revenue is derived from fixed fees per user rather than usage fees.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, or FIN No. 48. FIN No. 48 applies to taxes based substantially on income. The FASB deferred the effective date of FIN No. 48 for certain non-public enterprises to annual periods beginning after December 15, 2008. We will adopt the provisions of FIN No. 48 effective January 1, 2009. Because we are not subject to federal or state income tax in the United States, and our foreign affiliate operations are immaterial, the adoption of FIN No. 48 is not expected to have a material impact on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115, or SFAS No. 159. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. We have chosen not to adopt the alternative provided in this statement.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations, or SFAS No. 141R. SFAS 141R requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition-date fair values, changes the recognition of assets acquired and liabilities assumed arising from contingencies, changes the recognition and measurement of contingent consideration, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R also requires additional disclosure of information surrounding a business combination, such that users of the entity’s financial statements can fully understand the nature and financial impact of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The provisions of SFAS No. 141R will only impact us if we are a party to a business combination.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133, or SFAS No. 161. SFAS No. 161 requires enhanced disclosures about the objectives of derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, as such, will be effective beginning in our fiscal year 2009. We adopted SFAS No. 161 in the first quarter of 2009 and the adoption did not have a material impact on our consolidated financial results.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, or SFAS No. 162. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. Our adoption of SFAS No. 162 will not have a material impact on our financial statements.

In April 2009, the FASB issued FASB Staff Position (“FSP”) FAS 141R-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (“FSP No. 141R-1”), to amend and clarify the initial recognition and measurement, subsequent measurement and accounting, and related disclosures arising from contingencies in a business combination under SFAS 141R. Under the new guidance, assets acquired and liabilities assumed in a business combination that arise from contingencies should be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. If fair value cannot be determined, companies should typically account for the acquired contingencies using existing guidance. FSP No. 141R-1 has the same effective date as SFAS No. 141R, which applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The provisions of FSP No. 141R-1 will impact us only if we are a party to a business combination.

In April 2009, the FASB issued FSP No. 107-1, Interim Disclosures about Fair Value of Financial Instruments (“FSP No. 107-1”), which amends FSP No. 107, Disclosures about Fair Value of Financial Instruments, and APB Opinion No. 28, Interim Financial Reporting. FSP No. 107-1 requires disclosures about fair value of financial instruments in financial statements for interim reporting periods and in annual financial statements of publicly-traded companies. This FSP also requires entities to disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments in financial statements on an interim and annual basis and to highlight any changes from prior periods. The effective date for this FSP is interim and annual periods ending after June 15, 2009. We adopted FSP 107-1 in the second quarter of 2009 and the adoption did not have a material impact on our financial statements other than a disclosure.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP No. 115-2/124-2”). FSP No. 115-2/124-2 amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities. FSP No. 115-2/124-2 is effective for interim and annual periods ending after June 15, 2009. We adopted FSP No. 115-2/124-2 in the second quarter of 2009 and the adoption did not have a material impact on our financial statements.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS No. 165”), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 applies prospectively to both interim and annual financial periods ending after June 15, 2009. We adopted SFAS No. 165 in the second quarter of 2009 and the adoption did not have a material impact on our financial statements other than disclosures.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“FAS No. 167”). The standard requires an analysis to determine whether a variable interest gives a company a controlling financial interest in a variable interest entity. It also requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether the company is the primary beneficiary. The standard is effective January 1, 2010. We are currently evaluating the requirements of this standard.

Quantitative and Qualitative Disclosure Regarding Market Risk

We are exposed to interest rate risk in connection with our variable rate debt under our first and second lien credit agreements, under which loans bear interest at a floating rate based on a Eurodollar applicable borrowing margin. For variable rate debt, interest rate changes generally do not affect the fair value of the debt instrument, but do impact future earnings and cash flows, assuming other factors are held constant. Based on our $136.9 million outstanding borrowing on the term debt available under our credit agreements at December 31, 2008, and without giving effect to the hedging arrangement described below, a 1.0% change in interest rates would result in a change to interest expense of approximately $1.4 million annually. In June 2009, we prepaid $15.0 million under our credit agreements because stockholder approval for the Acquisition was not obtained by June 29, 2009. Currently, based on our $120.0 million outstanding borrowing on the term debt available under our credit agreements, and without giving effect to the hedging arrangement described in the next sentence, a 1.0% change in interest rates would result in a change to interest expense of approximately $1.2 million annually. As required by our credit agreements, we currently maintain two interest rate swap agreements with respect to $86.0 million portion of the principal amount to hedge a portion of our interest rate risk.

IRIDIUM HOLDINGS BUSINESS

For purposes of this Section, the terms “we,” “us” and “our” refer to Iridium Holdings LLC and its subsidiaries.

Business

We are the second largest provider of mobile voice and data communications services via satellite, and the only provider of mobile satellite communications services offering 100% global coverage. Our satellite network provides communications services to regions of the world where existing wireless or wireline networks do not exist or are impaired, including extremely remote or rural land areas, open ocean, the Polar Regions and regions where the telecommunications infrastructure has been affected by political conflicts or natural disasters. Demand for our mobile satellite services and products is growing as a result of the increasing need for reliable communications services in all locations.

We offer voice and data communications services to the U.S. and foreign governments, businesses, non-governmental organizations and consumers via our constellation of 66 in-orbit satellites, seven in-orbit spares and related ground infrastructure, including a primary commercial gateway. We utilize an interlinked mesh architecture to route traffic across our satellite constellation using radio frequency crosslinks. This unique architecture minimizes the need for ground facilities to support the constellation, which facilitates the global reach of our services and allows us to offer services in countries and regions where we have no physical presence.

The U.S. government, directly and indirectly, has been and continues to be our largest customer, generating $67.8 million, or 21.1%, of our total revenues for the year ended December 31, 2008, and $36.6 million, or 23.1%, of our total revenues for the six months ended June 30, 2009. The DoD owns and operates a dedicated gateway that is only compatible with our satellite network. The U.S. Army, Navy, Air Force and Marines, as well as other nations’ military forces, use our voice and data services for a variety of mission-critical applications, including for combat, training and daily operations. In addition to voice and data products used by soldiers for primary and backup communications solutions, our products and related applications are installed in ground vehicles, unmanned aerial vehicles, helicopters and aircraft and used for command and control and situational awareness purposes. Our satellite network provides the DoD with a secure communication system because traffic is routed across our satellite constellation before being brought down to earth via the dedicated, secure DoD gateway, thus reducing the risk of electronic jamming and eavesdropping. Since our inception, the DoD has made significant investments to build a dedicated gateway in Hawaii and to purchase our handsets and devices, all of which are only compatible with our satellite network. The DoD would have to incur significant time and expense to replicate our network architecture and replace our voice and data services with a competing service provider.

Our commercial end-user base, which we view as our primary growth engine, is very diverse and includes the emergency services, maritime, government, utilities, oil and gas, mining, leisure, forestry, construction and transportation markets. Many of our end-users increasingly view our products and services as critical to their daily operations and integral to their communications and business infrastructure. For example, multinational corporations in various sectors use our services for business telephony, email and data transfer services and to provide pay telephony services for employees in communities inadequately served by terrestrial networks. Ship crews and passengers use our services to send and receive email and data files as well as facsimiles, and to receive electronic newspapers, weather reports, emergency bulletins and electronic charts. Shipping operators use our services to manage inventory on board ships and to transmit data, such as course, speed and fuel stock. Aviation-based end-users use our services for air-to-ground telephony and data communications.

We sell our products and services to commercial end-users exclusively through a wholesale distribution network, encompassing approximately 65 service providers, 110 value-added resellers and 45 value-added manufacturers, who either sell directly to the end-user or indirectly through other service providers, value-added resellers or dealers. These distributors often integrate our products and services with other complementary hardware and software and have developed over 200 unique applications for our products and services targeting specific vertical markets. We expect that demand for our services will increase as more applications are developed for our products and services.

We and our partners have a history of developing innovative products, services and applications to expand our markets. These innovations have driven our market expansion and increased service revenue. For example, in 2005 we introduced the Iridium 9601 short burst data modem, which is typically used in tracking, sensor and data applications and systems. In October 2008, we began offering the Iridium OpenPort terminal, specifically engineered for maritime voice and data use, including high bandwidth and flexible configuration options. We believe that the relatively low cost and high functionality of the Iridium OpenPort terminal will allow us to expand and further penetrate the maritime market. In addition, pursuant to a DoD funded research and development contract, we are also developing new services, such as “Netted Iridium,” which provides push-to-talk capability and is being used today by soldiers in the field for improved “over-the-horizon” tactical communications capability. We and our partners also design innovative applications for our products and services which are tailored to the specific needs of end-users in various industries. For example, oil-field service companies, like Schlumberger Limited, use our services to run applications that allow remote monitoring and operation of equipment and facilities, such as oil pipelines and offshore drilling platforms.

At December 31, 2008 and June 30, 2009, we had approximately 320, 000 and 347,000 subscribers worldwide, respectively, representing a 36.6% and 23.9% increase compared to December 31, 2007 and June 30, 2008, respectively. Over the five-year period from December 31, 2003 to December 31, 2008, our subscriber base grew from 94,000 to 320,000, a compound annual growth rate of 27.8%. Total revenues increased from $260.9 million in 2007 to $320.9 million in 2008.

Industry

We compete in the mobile satellite services sector of the global communications industry. Mobile satellite services operators provide voice and data services using a network of satellites and ground facilities. Mobile satellite services are usually complementary to, and interconnected with, other forms of terrestrial communications services and infrastructure and are intended to respond to users’ desires for connectivity in all locations. Customers typically use satellite voice and data communications in situations where existing terrestrial wireline and wireless communications networks do not exist or are impaired. Further, many regions of the world benefit from satellite networks, such as rural and developing areas that lack adequate wireless or wireline networks, and ocean and Polar Regions where few alternatives exist, and regions where the telecommunications infrastructure has been affected by political conflicts and natural disasters.

Worldwide, government organizations, military and intelligence agencies, natural disaster aid associations, event-driven response agencies and corporate security teams depend on mobile and fixed voice and data communications services on a regular basis. Businesses with global operations require reliable communications services when operating in remote locations around the world. Mobile satellite services users span the emergency services, maritime, government, utilities, oil and gas, mining, leisure, forestry, construction and transportation sectors, among others. Many existing customers increasingly view satellite communications services as critical to their daily operations.

We believe that the increasing penetration and continued growth of the terrestrial wireless industry provide a significant market opportunity for the mobile satellite services industry. According to GSM Association & Europa Technologies, there were 3.5 billion global cellular subscribers served by 1,050 networks throughout the world as of January 2009. We believe that growth in the terrestrial wireless industry has increased awareness for the need for reliable, mobile voice and data communication services among customers. In addition, despite significant penetration and competition, terrestrial wireless systems only serve a small fraction of the earth’s surface and are focused mainly in those areas where people live, excluding oceans and other remote regions where ships, airplanes and other remote assets are located. By offering mobile communications services with global voice and data coverage, mobile satellite service providers address the increasing demand from governments, businesses and individuals for connectivity and reliability in locations not consistently served by wireline and wireless terrestrial networks. In a 2009 report, Northern Sky Research indicated that it expected mobile satellite services wholesale revenues to grow at a compound annual growth rate of 12% over the five-year period from 2010 to 2015.

The mobile satellite services industry also benefits from the continued development of innovative, lower cost technology and applications integrating mobile satellite products and services. Growth in demand for mobile satellite voice services is driven in large part by the declining cost of these services, the diminishing size and lower costs of voice, data and machine-to-machine devices, as well as the rollout of new applications tailored to the specific needs of customers across a variety of markets.

Communications industry sectors include:

•	mobile satellite services, which provide customers with voice and data connectivity to mobile and fixed devices using ground facilities and networks of geostationary satellites, or GEO (located approximately 22,300 miles above the earth’s surface), medium earth orbit satellites (located between approximately 6,400 and 10,000 miles above the earth’s surface), or low earth orbit satellites, or LEO (located between approximately 300 and 1,000 miles above the earth’s surface), such as our satellite constellation;

•	fixed satellite services, which use GEO satellites to provide customers with broadband communications links between fixed points on the earth’s surface; and

•	terrestrial services, which use a terrestrial network to provide wireless or wireline connectivity and are complementary to satellite services.

Within the major satellite sectors, fixed satellite services and mobile satellite services operators differ significantly from each other with respect to size of antenna, types of services offered and quality of services. Fixed satellite services providers, such as Intelsat Ltd., Eutelsat S.A. Communications and SES S.A. are characterized by large, often stationary or “fixed,” ground terminals that send and receive high-bandwidth signals to and from the satellite network for video and high speed data customers and international telephone markets. On the other hand, mobile satellite services providers, such as us, Inmarsat, Globalstar, and Orbcomm focus more on voice and data services, where mobility or small sized terminals are essential.

A LEO system, such as the system we currently operate, has lower transmission delays than a GEO system such as that operated by Inmarsat due to the shorter distance signals have to travel, which enables the use of smaller antennas on devices. We believe the interlinked mesh architecture of our constellation combined with the global footprint of our satellites provides us with a unique advantage over other LEO satellite operators like Globalstar and Orbcomm, allowing us to route voice and data transmissions to and from anywhere on the earth’s surface via a single gateway. As a result, we are the only mobile satellite services operator offering real-time, low latency services with 100% global coverage. Furthermore, we are the only mobile satellite service provider with full coverage of the Polar Regions, which represented approximately 11% of our traffic between 2006 and 2008.

Our Competitive Strengths

•	Only provider with 100% global coverage. Our satellite network operates in a LEO and offers 100% global coverage. In contrast, GEO satellite systems are only able to cover approximately 70% of the earth’s surface as they are generally positioned at the Equator. In addition, none of our LEO competitors offer 100% global coverage. Our satellite network relies on an interlinked mesh architecture to transmit signals, which reduces the need for multiple ground stations and facilitates the global reach of our services. Other satellite service providers use a bent pipe architecture that requires voice and data transmissions to be immediately routed to nearby ground stations, which limits their ability to provide global coverage. As a result, we believe that we are well-positioned to capture the growth in our industry from end-users who require reliable communications service in all locations.

•	High quality and reliable voice and data services. We believe we offer high quality and reliable voice and data services. The LEO design of our satellite constellation produces minimal transmission delays relative to GEO systems due to its relatively close proximity to earth and the shorter distance our signals have to travel. Additionally, LEO systems have smaller handset antenna requirements and are less prone to signal blockage caused by terrain than GEO satellite networks. Our primary LEO-based competitor has publicly announced that it has experienced satellite failures and other problems impacting its constellation that are affecting and will continue to affect its ability to provide commercially acceptable two-way voice and data service for the foreseeable future.

•	Solutions for a broad range of vertical markets. We have created additional demand for our products and services and expanded our target market by partnering with our distributors to develop new products, services and applications. The specialized needs of our global end-users span many markets, including emergency services, maritime, government, utilities, oil and gas, mining, leisure, forestry, construction and transportation. Our communication solutions have become an integral part of the communications and business infrastructure of many of our end-users. In many cases, our service provides the only connectivity solution for these applications, and our products are often integrated by the original manufacturers or in the aftermarket into expensive machinery, such as military equipment and sophisticated monitoring devices.

•	Strategic relationship with the DoD. The U.S. government is our largest customer, and we have had a strategic relationship with the DoD since our inception in late 2000. We provide the DoD, as well as other U.S. government agencies, with mission-critical mobile satellite products and services. Our satellite handsets are one of the few commercial handsets available on the market that are capable of Type I encryption accredited by the United States National Security Agency for “Top Secret” communications. In addition, the DoD has made significant investments to build a dedicated gateway in Hawaii to allow DoD users to access our network on a secure basis. This gateway is only compatible with our satellite network.

•	Large, value-added wholesale distribution network. We sell our products and services to commercial end-users exclusively through a wholesale distribution network of approximately 65 service providers, 110 value-added resellers and 45 value-added manufacturers. By relying on distributors to manage end-user sales, we believe that our model leverages their expertise in marketing to their target customers while lowering overall customer acquisition costs and mitigating certain risks such as consumer credit risk. Our distributors further support our growth by developing new applications and solutions for our products and services, often combining our products with other technologies, such as GPS and terrestrial wireless technology, to provide integrated communications solutions for their target customers.

Our Business and Growth Strategies

•	Develop new products and services for commercial markets to further expand and penetrate our target markets. We expect to continue to develop, together with our partners, tailor-made products, services and applications targeted to the maritime, aviation, land-based handset, and machine-to-machine markets. We believe these markets represent an attractive opportunity for subscriber growth and increased airtime usage. We expect the development of a netted (push-to-talk) application to provide us in the future with potential new commercial applications in public safety, fishing and field worker communications. The high integrity GPS service (“iGPS”) technology we have developed with a partner is expected to enable new commercial applications in enhanced navigation services such as precision farming, high accuracy navigation for oil and gas exploration and construction services. In addition, our partners regularly develop specialized end-user applications targeted at specific markets.

•	Develop new services for the DoD. We are developing additional capabilities for our network to enhance its utility to the DoD. In conjunction with the Marine Corps Warfighting Lab, we are currently expanding the capabilities of our satellite handsets to permit netted (push-to-talk) group calling radio services, providing over-the-horizon user-defined tactical radio networks to DoD users. We are also developing capabilities that will enable iGPS service, which is expected to be used as an embedded component in several DoD applications. These and other services in development provide us with opportunities to increase revenue from the DoD, our anchor customer. In addition, we expect that our Iridium NEXT satellite constellation will incorporate unique features and capabilities tailored to meet the specific needs of the DoD.

•	Leverage our fixed cost infrastructure by growing our service revenues. Our business model is characterized by high fixed costs, primarily costs associated with designing, building, launching and maintaining our satellite constellation. However, the incremental cost of providing service to additional end-users is relatively low. We believe that service revenues will be our largest source of future growth and profits and intend to focus on growing both our commercial and government service revenues in order to leverage our fixed cost infrastructure.

•	Expand our geographic sales reach. Our products and services are offered in over 100 countries. While our network can be used throughout the world, we are not currently licensed to sell our products and services directly in certain countries, including Russia, China, Mexico, South Africa and India. We are currently in discussions with regulatory officials in these and other countries to obtain licenses and, to the extent we are successful in obtaining such licenses, we believe the expanded reach of our product and service distribution platform will accelerate our growth.

•	Develop Iridium NEXT constellation. We are developing our next-generation satellite constellation, Iridium NEXT, which we expect to begin launching in 2014. Iridium NEXT will be backward compatible with our current system and will replace the existing constellation with a more powerful satellite network, which we anticipate will have more than twice the capacity. Iridium NEXT will maintain our current system’s unique attributes, including the capability to upload new software, while providing new and enhanced capabilities, such as higher data speeds and increased capacity. In addition, Iridium NEXT will be designed to host secondary payloads which we expect to defray a portion of the capital expenditures related to Iridium NEXT as well as to generate recurring revenues. We believe Iridium NEXT’s increased capabilities will expand our target markets by enabling us to offer a broader range of products and services, including a wider array of broadband data services.

History

We are the successor to Iridium LLC, a Delaware limited liability company formed in 1996 by Motorola and several other partners. Motorola launched Iridium LLC with the mission of providing global mobile satellite services through a network of 66 LEO satellites, which was completed and deployed for a cost of approximately $3.4 billion. Motorola invested significantly in research and development, the acquisition of spectrum and global licenses and in market development efforts during the development of the constellation. Beginning in 1997, after seven years of planning and development, Iridium LLC successfully launched its constellation, including active satellites and in-orbit spares. In November 1998, Iridium LLC began offering commercial services principally focused on the retail consumer market, launching the first commercially available global satellite phone service. On August 13, 1999, Iridium LLC filed voluntary petitions under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Iridium LLC remained in possession of its assets and properties and continued to operate its businesses as a debtor-in-possession.

On December 7, 2000, Iridium Holdings LLC, its wholly owned subsidiary, Iridium Satellite, and Iridium Constellation, a wholly owned subsidiary of Iridium Satellite, were organized as limited liability companies under the laws of the State of Delaware. On December 11, 2000, we acquired Iridium LLC’s operating assets, including the satellite constellation, certain portions of the terrestrial network, ground spare satellites and real property. In addition, we also acquired from Motorola, either outright or by license, the intellectual property rights necessary to operate the system and produce related equipment and took assignment of applicable licenses from the FCC. In connection with the acquisition of these assets, we entered into a transition services, products and asset agreement with Motorola and an operations and maintenance agreement with Boeing relating to the operations of our constellation. We were also awarded our first services contract with the DoD. In March 2001, we reintroduced commercial satellite services through our subsidiary, Iridium Satellite. In 2002, we launched into orbit an additional seven spare satellites.

Distribution Channels

We sell our products and services to our commercial customers exclusively through a wholesale distribution network of approximately 65 service providers, 110 value-added resellers and 45 value-added manufacturers. These distributors sell our products and services to the end-user, either directly or indirectly through service providers, value-added resellers or dealers. Our distributors often integrate our products and services with other complementary hardware and software and have developed over 200 unique solutions targeting our main vertical markets. We also sell our services directly to U.S. government customers, including the DoD, pursuant to fixed-fee arrangements. The U.S. government and international government agencies purchase additional services as well as our products and related applications through our network of distributors.

We provide our distributors with certain support services, including assistance with coordinating end-user sales, strategic planning and training, as well as helping them respond to new opportunities for our products and services. We have representatives covering three regions around the world to better manage our distributor relationships: the Americas, which includes North, South and Central America; Asia Pacific, which includes Australia and Asia; and Europe,

Russia, the Middle East and Africa. We also maintain various online management tools that allow us to communicate efficiently with our distributors. We similarly provide support services to our U.S. government customers. By relying on our distributors to manage end-user sales, we believe our model reduces certain risks and costs related to our business, such as consumer credit risk and sales and marketing costs, while providing us with a broad and expanding distribution network for our products and services with access to diverse and geographically dispersed niche markets. We are also able to rely on the specialized expertise of our distributors, who continue to develop innovative and improved solutions and applications integrating our product and service offerings, providing us with a unique platform to support our growth.

Commercial Markets

We view our commercial end-user base as our primary growth engine. Our service providers and value-added resellers are the main distribution channel for our products and services in the commercial markets. Service providers and resellers purchase our products and services and market them directly to their customers or indirectly through independent dealers. They are each responsible for customer billing, end-user customer care, managing credit risk and maintaining all customer account information. If our service providers or value-added resellers provide our services through dealers, these dealers will often provide such services directly to the end-user. Service providers typically purchase our most basic products and services, such as mobile voice services and related satellite handsets, and offers additional services such as voice mail. Unlike service providers, our resellers provide a broader array of value-added services specifically targeted to the niche markets they serve, integrating our handsets, transceivers, high-speed data devices and short burst data modems with other hardware and software to create packaged solutions for end-users. Examples of these applications include cockpit voice and data solutions for use by the aviation sector and voice, data and tracking applications for industrial customers, the DoD and other U.S. and international government agencies. Many of our resellers specialize in niche vertical markets such as maritime, aviation, machine-to-machine and government markets where high-use customers with specialized needs are concentrated. Our principal service providers include dedicated satellite service providers such as Vizada and Stratos Global Corporation, as well as some of the largest telecommunications companies in the world, such as Telstra Corporation, KDDI Corporation and the SingTel Group. Our principal resellers include ARINC Incorporated, Blue Sky Network, EADS N.V., General Dynamics Corporation, Honeywell International Inc., NAL Research Corporation and Zunibal S.A.

We also sell our products to value-added manufacturers, which integrate our transceivers and short burst data devices into their propriety hardware and software. These manufacturers produce specialized equipment, including integrated ship communication systems and secure satellite handsets, such as handsets with National Security Agency Type I encryption capability, which they offer to end-users in maritime, government and machine-to-machine markets. As with our service providers and resellers, manufacturers sell their product solutions either directly or through other distributors, including some of our service providers and resellers, for customer sales. These manufacturers sell services on the product solutions to endorsers only through other distributors. Our principal manufacturers include AirCell Inc., ITT Corporation, General Dynamics Corporation and Thrane & Thrane A/S.

In addition to resellers and manufacturers, we maintain relationships with approximately 30 value-added developers. We typically license these companies with technical information on our products, which they then use to develop new software and hardware that complements our products and services in line with the specifications of our resellers and manufacturers. These products include airline tracking and flight management applications and crew email applications for the maritime industry. We believe that working with value-added developers allows us to create new platforms for our products and services and increases our market opportunity while reducing our overall research and development expenses. Our principal value-added developers include Active Web Solutions, Boeing, Global Marine Networks and Ontec Co. Ltd.

We maintain a stable pricing model for our commercial products and services with a consistent wholesale rate structure. Under our distribution agreements, we charge our distributors wholesale rates for commercial products and services, based on volume of data transmitted or duration of voice calls according to the types of services they distribute to end-users, subject to discount arrangements. We also charge fixed monthly access fees per subscriber for certain services. Our distributors are in turn responsible for setting their own pricing to their customers. Our agreements with distributors typically have terms of one year and are automatically renewable for additional one year terms, subject to termination rights. This model results in attractive margins for airtime usage, monthly access fees and subscriber equipment sales. We believe this model provides incentives for distributors to focus on selling our commercial product and service portfolio and developing additional applications. An additional benefit of this model is simplicity. This efficient model lessens back office complexities and costs and allows distributors to remain focused on revenue generation.

Vizada and Stratos Global Corporation represented 14.9% and 12.6% of our revenues for the year ended December 31, 2008, and 11.9% and 10.0% of our revenue for the six months ended June 30, 2009, respectively. During April 2009, Inmarsat, one of our main competitors, acquired Stratos Global Corporation. No other distributor represented more than 10.0% of our revenue for the year ended December 31, 2008 or the six months ended June 30, 2009.

Government Markets

We provide mission critical mobile satellite products and services to all military branches of the DoD as well as other U.S. government customers. Military forces contribute significantly and increasingly to the demand for mobile satellite product and service solutions. These users require voice and two way data capability with global coverage, low latency, mobility and security and often have no alternate terrestrial communication capability, or rely on mobile satellite services as an important backup system. We believe we are well positioned to take advantage of increased demand from such users. Our Iridium 9505A satellite handsets are one of the few commercial handsets available on the market that are capable of Type I encryption accredited by the National Security Agency for “Top Secret” communications. In addition, the DoD has made significant investments to build a dedicated gateway in Hawaii and in purchasing our handsets and devices to be used on our system, all of which are only compatible with our satellite network.

We provide airtime and airtime support to U.S. government customers pursuant to an Enhanced Mobile Satellite Services (EMSS) contract managed by the Defense Information Systems Agency (“DISA”), which administers the contract on behalf of DoD and other U.S. government and international customers authorized by DoD to use EMSS services. The contract, entered into in April 2008, provides for a one-year base term and up to four additional one-year options exercisable at the election of the U.S. government. In March 2009, prior to the expiration of the initial one-year base term agreement, the U.S. government elected to exercise the first of the four additional one-year options. The current term of the EMSS contract will expire on March 31, 2010, subject to further extension by the U.S. government as described above. Under this agreement, we provide U.S. government customers bulk access to our airtime services through the DoD’s dedicated gateway, receiving from subscribers (i) fixed monthly fees on a per user basis for airtime services and voice usage, (ii) fixed monthly fee per user for paging services, and (iii) a tiered pricing plan, based on usage per device for data services. The U.S. government is not required to guarantee a minimum number of users pursuant to this agreement. Services furnished under the agreement include voice, data, messaging and paging services. We do not sell our products and related applications directly to U.S. government customers under the existing agreement. These products are sold to U.S. government customers through our network of distributors, which typically integrate them with other products and technologies.

We also provide maintenance services to the DoD’s dedicated gateway in Hawaii pursuant to the Gateway Maintenance and Support Services Agreement (GMSSA) which is a separate contract managed by DISA, which also was entered into in April 2008. As with the EMSS contract, GMSSA provides for a one-year base term and up to four additional one-year options exercisable at the election of the U.S. government. In March 2009, prior to the expiration of the initial one-year base term on March 31, 2009, the U.S. government elected to exercise the first of the four additional one-year options. The current term of the maintenance contract will expire on March 31, 2010, subject to further extension by the U.S. government as described above. The U.S. government may terminate either of these contracts, in whole or in part, at any time.

U.S. government services accounted for approximately 21.1% and 23.1% of our total revenues for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively. Our U.S. government revenue includes only revenue derived from our two agreements with the DISA as well as other contract revenue related to research and development projects with the DoD. Such revenues do not include services to U.S. government agencies, including the DoD and the Federal Emergency Management Agency (“FEMA”), purchased through our distributors and offered through our commercial gateway. They also do not include revenues from services to most non-U.S. government agencies worldwide, including defense agencies. We consider such services commercial services, as they are provided through our commercial gateway. Although we cannot determine the amount of U.S. government revenues derived from our commercial gateway, we do not believe that such revenues are material.

Vertical Markets

The specialized needs of our global customers span many markets. Our system is able to offer our customers cost-effective communications solutions with 100% global coverage in areas underserved or unserved by existing telecommunications infrastructures. Our mission critical communication solutions have become an integral part of the communications and business infrastructure of our end-users. In many cases, our service is the only connectivity for these critical applications or is used to complement terrestrial applications to provide a full extension to their mobile communications solutions.

Our current principal markets include land-based handset, maritime, aviation, machine-to-machine and government.

Land-based Handset

We are one of the leading global providers of mobile satellite communications services to the land-based handset sector, providing handset services to areas not served or inconsistently served by existing terrestrial communications networks. As of March 2009, TMF Associates estimates that approximately 632,000 satellite handsets were in operation worldwide. Mining, forestry, construction, oil and gas, utilities, heavy industry and transport companies as well as public safety and disaster relief agencies constitute the largest land-based handset end-users. We believe that increasing demand for mobile communications devices operating outside the coverage of terrestrial networks, combined with our small, lightweight, durable handsets with 100% global coverage, including our recently launched next generation handsets, will allow us to continue to capitalize on growth opportunities among such users.

Our land-based handset end-users utilize our satellite communications services for:

•	Voice and data: Multinational corporations in various sectors use our services for business telephony, email and data transfer services and to provide pay telephony services for employees in communities inadequately served by terrestrial networks. Oil and gas and mining companies, for example, provide their personnel with our equipment solutions to survey new drilling and mining opportunities and for conducting routine operations in remote areas that are not served by cellular communications networks. In addition, a number of recreational, scientific and other outdoor segments rely on our mobile satellite handsets and services for use when beyond terrestrial wireless coverage;

•	Mobile and remote office connectivity: A variety of enterprises use our services to access voice calls, data, email, internet and corporate network connections;

•	Public safety and disaster relief: Relief agencies, such as FEMA, have built our products and services into their emergency response plans, particularly in the aftermath of Hurricanes Katrina, Rita, Wilma and Ike, the Asian tsunami and other natural disasters. These agencies generate significant demand for both our voice and data products, especially during the late summer months in anticipation of the hurricane season in North America. Government responses to natural disasters continue to increase demand for our products and services in this sector; and

•	Public telephone infrastructure: Telecommunications providers use our services to satisfy regulatory mandates to provide communications services to rural populations currently not served by terrestrial infrastructure. Telstra Corporation, for example, uses our services to comply with its obligations to provide communications services to customers in certain remote parts of Australia.

Maritime

The maritime market is one of our most significant market opportunities. Currently, our principal competitor in this market is Inmarsat. End-users of our services in the maritime sector include companies engaged in merchant shipping, passenger transport, fishing, energy and leisure. Merchant shipping accounts for a significant portion of our maritime revenues, as those ships spend the majority of their time at sea away from coastal areas and out of reach of terrestrial communication services. Our products and services targeting the maritime market are high value with high average revenue per subscriber with multiple users utilizing a single device. Once a system is installed on a vessel, it typically generates a long-term recurring revenue stream from the customer.

We believe increased regulatory mandates and increased demand for higher-speed, low-cost data services will allow us to capitalize on significant growth opportunities in this growing market. We expect the recent introduction of our new high-speed data service, Iridium OpenPort, which offers speeds of up to 128 kilobits per second (“kbps”) and up to three voice lines, will present a cost competitive, high speed communication alternative to end-users in the maritime market, which will allow us to more effectively compete with Inmarsat’s strong position in the maritime data sector.

Maritime end-users utilize our satellite communications services for the following:

•	Data and information applications: Ship crews and passengers use our services to send and receive email and data files as well as facsimiles, and to receive other information services such as electronic newspapers, weather reports, emergency bulletins and electronic charts. We believe the introduction of Iridium OpenPort will provide a particularly attractive alternative for shipping operators looking for cost savings, and for luxury yachts, tug boats and other fishing and cruising vessels for which traditional marine satellite systems have typically been too costly;

•	Voice services for passengers and crew: Maritime global voice services are used for both vessel operations and social communications for crew welfare. Merchant shipping operators, such as Stolt-Nielsen S.A., increasingly use our services to provide phone cards and or payphones for crew use with preferential rates during off peak times during the day;

•	Vessel management, procurement and asset tracking: Shipping operators, such as Exmar Shipmanagement N.V., Lauritzen Fleet Management A/S and Zodiac Shipping Ltd., use our services to manage inventory on board ships and to transmit data, such as course, speed and fuel stock. Our services can be integrated with a global positioning system to provide a position reporting capability. Many fishing vessels are required by law to carry terminals using approved mobile satellite services for tracking purposes as well as to monitor catches and to ensure compliance with geographic fishing restrictions. European Union regulations, for example, require EU-registered fishing vessels of over 15 meters to carry terminals for the purpose of positional reporting of those vessels. Furthermore, new security regulations in certain jurisdictions are expected to require tracking of merchant vessels in territorial waters which will drive further growth; and

•	Safety applications: Ships in distress, including potential piracy, hijack or terrorist activity, rely on mobile satellite voice and data services. The Ship Security and Alert Systems (“SSAS”) regulations were adopted by the International Maritime Organization (“IMO”) to enhance maritime security in response to the increasing threat from terrorism and piracy. After July 1, 2004, most deep-sea passenger and cargo ships must be fitted with a device that can send an alert message containing the ship’s ID and position whenever the ship is under threat or has been compromised. We and our partners are developing several solutions to meeting this requirement for merchant vessels. The Global Maritime Distress and Safety System (“GMDSS”) is an application built to alert a maritime rescue coordination center of their situation and position, which then coordinates rescue efforts among ships in the area. The IMO requires all cargo vessels over 300 gross tons and certain passenger vessels, irrespective of size, that travel in international waters to carry distress and safety terminals that use GMDSS applications. Our products and services are currently not certified to be used in GMDSS applications. However, we are currently working on obtaining such certification and expect to offer such services once these are obtained.

Aviation

We are one of the leading global providers of mobile satellite communications services to the aviation sector. In the aviation sector, our satellite communications services are used principally by corporate jets, corporate and government helicopter fleets, specialized general aviation fleets, such as medevac companies and fire suppression and other specialized transport fleets, and high-end personal aircraft. Increasingly, our services are being employed by airline operators for passenger and cockpit voice services and safety applications. Our voice and data devices from our manufacturers and developers have become factory options for a range of airframe manufacturers and fractional operators in business aviation and air transport, such as NetJets Inc., Gulfstream Aerospace Corporation, Bombardier Inc., Cessna Aircraft Company and Embraer, and have become standard equipment on some of their aircraft fleets. Our devices are also installed in the aftermarket on a variety of aircraft. As of June 30, 2009, we estimate that approximately 22,000 active our systems were installed on aircraft.

According to Euroconsult, there were approximately 338,000 commercial airplanes, business jets, helicopters and high-end general aviation aircraft in active use around the world as of December 31, 2006. Based on internal studies and public documents, we estimate that approximately 10% of such aircraft have installed mobile satellite systems as of June 30,

2009. We believe the low level of penetration in this market, combined with recent regulatory changes and the continued development of innovative, cost-effective applications by our distributors, will provide us with significant growth opportunities in the future.

Aviation end-users utilize our satellite communications services for:

•	Aviation operational communications: Aircraft crew and airline ground operations use our services for air-to-ground telephony and data communications. This includes the automatic reporting of an aircraft’s position and mission critical condition data to the ground and controller-pilot data link communication for clearance and information services. We provide critical communications applications for airlines and air transport customers such as Continental Airlines, Cathay Pacific Airways and El Al Airlines. Many of these operators rely on our services and applications because there is no other communications service available to them in areas such as the Polar Regions. We maintain relationships with ARINC Incorporated and SITA, two of the leading providers of voice and data network communications service and applications to the airline sector, which integrate our products and services into their offerings;

•	Aviation passenger communications: Commercial and private fleet aircraft passengers use our services for air-to-ground telephony, fax services and data communications. Operators are currently using our services to allow passengers to email using their own Wi-Fi enabled mobile phones, including Blackberry devices or other similar smartphones, without causing interference to aircraft controls. We believe our distributors’ small, lightweight cost-effective solutions offer an attractive alternative for airlines and operators, particularly small fleet operators;

•	Rotary and general aviation applications: We are also a major supplier for rotary aviation applications to end-users including medevac, law enforcement, oil and gas, and corporate work fleets, among others. Companies such as Air Logistics, EagleMed and Air Evac Lifeteam rely on applications from our distributors for traditional voice communications, fleet monitoring and management and real time flight diagnostics; and

•	Air traffic control communications (“safety applications”): In November 2007, the International Civil Aviation Organization (“ICAO”), approved standards and recommended practices allowing us to provide Aeronautical Mobile Satellite (Route) Services to commercial aircraft on long-haul routes, many of which fly over the Polar Regions. The ICAO decision permits member states to approve our equipment for communications on transoceanic flights, pending certification. The first certification trials are currently underway. Upon receiving such certification, aircraft crew and air traffic controllers will be able to use our services for data and voice communication between the flight deck and ground based control facilities. We are the only provider capable of offering such critical flight safety applications around the entire globe, including the Polar Regions. We believe this particular sector of the market will present us with significant growth prospects, as our services and applications will serve as a lower cost alternative to the current aging high frequency radio systems that are more expensive to operate.

Machine-to-Machine

We are one of the leading providers of satellite-based machine-to-machine services. Machine-to-machine services and related devices have exhibited strong growth since their introduction and we believe the significant under-penetration of this market presents considerable opportunities for future growth. As with land-based handsets, our largest machine-to-machine users include mining, construction, oil and gas, utilities, heavy industry, forestry and transport companies as well as public safety and disaster relief agencies. We believe the increasing demand for automated data collection processes from mobile and remote assets operating outside the coverage of terrestrial wireline and wireless networks as well as the continued push to integrate the operation of such assets into enterprise management and information technology systems will continue increasing demand for our machine-to-machine applications.

Machine-to-machine users utilize our machine-to-machine services for:

•	Transportation fleet management: Our global coverage permits our products and services to be used to monitor the location of transport fleets, hours of service and engine telemetry data, as well as to conduct two-way communications with drivers around the entire world. Long distance drivers need reliable communication with both dispatchers and their destinations to coordinate changing business needs, and our satellite network provides continuous communications coverage while they are in transit. We expect the push for more efficient, cost-effective and safer fleet operations as well as the imposition of regulatory mandates related to driver safety, such as drive time monitoring, will continue driving demand for our services in this area;

•	Fixed-asset monitoring: Multinational corporations, such as oil-field service companies like Schlumberger Limited and Conoco Phillips, use our services to run applications that allow remote monitoring and operation of equipment and facilities around the globe, such as oil pipelines and off-shore drilling platforms;

•	Asset tracking: Leveraging machine-to-machine applications developed by several of our distributors, companies use our services and related devices to track assets, including personnel, for logistics, theft-prevention and safety purposes. Transportation companies, such as Horizon Lines, Inc., for example, employ machine-to-machine applications developed by Impeva Labs, Inc. to track containers while in transit. Premier GPS Inc. similarly develops applications that allow companies to monitor the safety of personnel operating in remote regions of Canada;

•	Resource management: Our global coverage and data throughput capabilities support natural resource management applications such as fishing management systems. Zunibal S.A., one of our resellers, has developed applications for the fishing industry to assist fishing fleets in pursuing more efficient fishing practices; and

•	Scientific data monitoring: The global coverage of our network supports many scientific data collection applications such as the Argo float program of the National Oceanographic and Atmospheric Administration (“NOAA”). This program relies on our machine-to-machine services to collect climate data from buoys located throughout the world’s oceans for monitoring and analysis. We believe the increased need for monitoring climate and environmental data associated with global climate change and our impact on the planet will increase demand for such services.

Government

As discussed under government markets, we are one of the leading global providers of mobile satellite communications services to the U.S. government, principally, the DoD. We provide mission critical mobile satellite products and services to all branches of the U.S. armed forces. In addition to voice products used by soldiers for primary and backup communication solutions, our products and related applications are installed on ground vehicles, unmanned aerial vehicles, aircraft and helicopters, embedded in unattended sensors and used for command and control and situational awareness. Global security concerns continue to increase demand for our products and services in this sector. See “—U.S. Government Services” for more information.

Services and Products

At June 30, 2009, we had approximately 347,000 subscribers worldwide (93.4% of which were generating monthly access or usage fees, while the remaining 6.6% were subscribers who maintained a suspended account at the time but were not generating any fees). We expect that, in the future, a higher percentage of our subscribers will generate fees as we intend to begin charging a nominal monthly fee for suspended accounts. Our principal services are mobile satellite services, including mobile voice and data services and machine-to-machine services. Sales of our commercial services collectively accounted for approximately 41.5% and 48.5% of our total revenues for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively. We also sell related voice and data equipment to our customers, which accounted for approximately 37.4% and 28.5% of our total revenues for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively. In addition, we offer services to U.S. government customers, including the DoD. U.S. government services accounted for approximately 21.1% and 23.1% of our total revenue for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively.

Our Commercial Services

Post-paid Mobile Voice and Data Satellite Communications Services

We sell our mobile voice and data services to service providers and resellers who in turn offer such services to end-users, either directly or indirectly through dealers, through various packaged solutions such as monthly plans with differing price levels that vary depending upon expected usage. In exchange for these services, we typically charge service providers and resellers a monthly access fee per subscriber as well as usage fees for airtime minutes used by their respective subscribers. A small number of our post-paid customers purchase monthly blocks of airtime minutes which must be used in a given month or are forfeited.

Prepaid Mobile Voice Satellite Communications Services

We also offer mobile voice services to service providers and resellers through prepaid plans. Service providers and resellers pay us in advance for blocks of airtime minutes with expiration periods in various configurations, typically one year. Unused minutes are forfeited at the applicable expiration date. These services are then typically sold to subscribers in the form of prepaid scratch cards and e-vouchers that enable subscribers to use our services on a per minute basis. We believe service providers and resellers are drawn to these services as they enable greater cost control, since they eliminate the need for monthly billings and reduce collection costs, and can be sold in cash economies where credit is not readily available. Our distributors often offer our prepaid mobile voice services through fixed devices to subscribers in rural villages, at remote industrial, commercial and residential sites and on ships at sea, among other places. Fixed voice satellite communications services are in many cases an attractive alternative to handheld mobile satellite communications services in situations where multiple users will access the service within a defined geographic area and terrestrial wireline or wireless service is not available. Fixed phones, for example, can be configured as pay phones (installed at a central location, for example, in a rural village or maritime vessel) that accept prepaid scratch cards and e-vouchers.

High-Speed Data Services

We recently introduced our new high-speed data maritime service, Iridium OpenPort, which offers maritime end-users speeds of up to 128 kbps and up to three voice lines which can be used simultaneously without interference. Data rates on this service can easily be adjusted up or down at any time without making hardware or software changes, giving subscribers options that allow them to balance needs for data transmission speeds against cost considerations on a real-time basis. In conjunction with our distributors, we intend to develop additional services that will permit service provider and resellers to offer complete integrated solutions for ship-to-shore crew calling, email and IP-based data communications. We believe Iridium OpenPort, our first high-speed data service in the maritime market, offers a competitive alternative to other marine satellite services that offer fewer features at higher costs, allowing us to grow our share of this sector. For our Iridium OpenPort service, we typically charge service providers and resellers a monthly access fee per subscriber as well as usage fees for airtime minutes used by the respective subscribers above their monthly quotas. We plan to introduce additional high-speed data products and services in the future.

Machine-to-Machine Services

Introduced in 2003, our machine-to-machine services are designed to address the market need for a small and cost-effective solution for sending and receiving data (such as location) from fixed and mobile assets in remote locations to a central monitoring station. This service operates through a two-way short burst data transmission between our network and a telemetry unit, which may be located, for example, on a container in transit or a buoy monitoring oceanographic conditions. The small size of the units makes them attractive for use in applications such as tracking asset shipments, monitoring unattended remote assets, including oil and gas assets, vehicle tracking and mobile security. We sell our machine-to-machine services to our distributors who in turn offer such services to end-users such as various U.S. and international governmental agencies, including NOAA, as well as commercial and other entities such as Schlumberger Limited, Continental Airlines and Conoco Phillips. As with our mobile voice and data offerings, we typically charge service providers and resellers a monthly access fee per subscriber as well as usage fees for airtime minutes used by their respective subscribers.

Other Services

In addition to access and usage fees, we generate revenue from several ancillary services related to our core service offerings such as inbound connections from the public switched telephone networks (“PSTN”), short message services (“SMS”), subscriber identity module (“SIM”) activation, customer reactivation and other peripheral services. We also provide certain research and development services to assist customers in developing new technologies compatible with our system which we may leverage for use in commercial service and product offerings in the future. We charge our distributors certain fees for these services.

In the future, we expect to provide secondary payload services to customers during the life of our next-generation constellation, Iridium NEXT, which will replace our current satellite constellation. Currently, we are providing research and development services to potential secondary payload customers.

U.S. Government Services

We provide U.S. government customers bulk access to our services, including voice, data, messaging and paging services, as well as maintenance services for the DoD’s dedicated gateway in Hawaii. We provide airtime to U.S. government subscribers through (i) fixed monthly fees on a per user basis for airtime services and usage for voice, (ii) fixed monthly fee per user for paging services and (iii) a tiered pricing plan (based on usage) per device for data services. U.S. government customers also rely on our voice and data products, which they purchase from our network of distributors. Resellers and manufacturers typically integrate our products with other products, which they then offer to U.S. government customers as customized product solutions. To conform with U.S. government regulations, we ensure devices sold to our distributors for use in certain U.S. government applications are manufactured by Celestica wholly in the United States. Such customized voice and data solutions include:

•	personnel tracking devices, such as personal locator beacons;

•	asset tracking devices for equipment, vehicles and aircraft;

•	over-the-horizon (beyond line of sight) fighter aircraft communications applications;

•	submarine communications applications;

•	specialized communications solutions for high-value individuals;

•	command and control and data backhaul options for unmanned aerial vehicles; and

•	specialized, secure, mobile communications and data devices for the military and intelligence community, such as secure satellite handsets with Type I encryption capability.

We, with funding support from the DoD, continue to invest in research and development to develop new products and applications for use by all branches of the U.S. armed forces. In conjunction with the Marine Corps Warfighting Lab, we are currently expanding the capabilities of our satellite handsets to permit netted (push-to-talk) group calling radio services, providing over-the-horizon user-defined tactical radio nets to DoD users. This development program has been fully funded by the DoD. We expect the development of the Netted Group Calling application to provide us with the potential for future new commercial applications in public safety, fishing and field worker communications. In conjunction with Boeing and with funding from the U.S. government, we are also developing an iGPS service, which will be used as an embedded component in several DoD applications. Our iGPS technology is expected to provide centimeter level accuracy and important anti-jamming capability for GPS signals. We expect the development of iGPS to provide us the potential for new commercial applications in enhanced navigation services such as precision farming, high accuracy navigation for oil and gas exploration and construction services.

Our Products

We offer a broad array of voice and data equipment products for customers that work on all points of the globe. Our devices must be outside, within direct view of satellites, to be able to properly access our network.

Satellite Handsets

Our principal product offering has been our Iridium 9505A satellite handset phone, which is similar in functionality to an ordinary cellular phone but with the solid, durable feel that many satellite phone users demand. This phone weighs 13.2 ounces and is capable of up to three hours of talk time without being recharged. The Iridium 9505A provides voice, SMS and data connectivity. We believe our reputation for industrial strength products is critical for customers, many of whom are located in the most inhospitable spots on the planet and require tough and reliable communications equipment.

In October 2008, we launched our next generation satellite handset, the Iridium 9555. This new model introduces several new features, including a larger, brighter screen, improved SMS and email capabilities, integrated antenna and speakerphone and is smaller, lighter (weighing 9.4 ounces) and more user friendly than the Iridium 9505A model. The Iridium 9555 also offers up to four hours of talk time. The new model maintains the industrial feel of our predecessors, with a rugged housing to protect its sophisticated satellite transceiver. We believe the Iridium 9555 satellite handset is a significant improvement over our earlier-generation equipment and that our advantages will drive increased adoption from prospective users.

Voice and Data Modems

We also offer a combined voice transceiver and data modem which our distributors integrate into a variety of communications solutions that are deployed in different applications around the world. Our Iridium 9522A L-Band transceiver is effectively the core of our Iridium 9505A satellite handset without a key pad, display, earpiece and microphone. Our principal customers for our Iridium 9522A L-Band transceivers are value-added manufacturers who integrate it into specialized devices that access our network. These specialized products are often the highest generators of traffic on our network. On-board crew calling terminals built around the Iridium 9522A, which are used as payphones on maritime vessels, for example, have 10 to 20 times the average usage of a handheld phone, in part because they are shared across a large group of users. The Iridium 9522A has also been integrated into mobile data applications providing email services on maritime vessels.

In November 2008, we launched our next generation transceiver, our Iridium 9522B L-Band transceiver. This new model is smaller and less expensive than our previous Iridium 9522A model, which allows our customers to integrate it into smaller devices while improving our margins as well as the margins of our distributors. The Iridium 9522B is functionally equivalent to the Iridium 9522A, which will allow our distributors to easily integrate it into existing applications.

High-Speed Data Devices

In October 2008, we began shipping our Iridium OpenPort high-speed data terminal to our customers. This device provides dynamic allocation of three independent telephone lines and a high-speed data port configurable from 9.6 to 128 kbps. All voice and data capabilities can be used at the same time. The terminal relies on a relatively compact omni-directional antenna array about the size of a typical small-boat radar dome and contains no moving parts, which greatly reduces cabling, maintenance and repair costs. Our principal customers for Iridium OpenPort are our value-added resellers who integrate the device with their own hardware and software products to provide a suite of customer-focused voice and IP-based data packages for ship business, crew calling and email. We believe the low cost of our OpenPort terminal, combined with our high bandwidth and flexible configuration options, will allow us to grow our share of the existing maritime market while opening up new market sectors, such as luxury yachts, tug boats and other fishing and cruising vessels for which traditional marine satellite systems have typically been too costly. We expect to launch additional enhanced high-speed data devices in the future.

Machine-to-Machine Data Devices

In 2005, we introduced our Iridium 9601 short burst data modem, which provides our machine-to-machine services. The Iridium 9601 is a small data device with two-way transmission capable of sending packet data to and from any point in the world with low latency. Our principal customers for our Iridium 9601 data modems are value-added resellers and manufacturers, who embed the Iridium 9601 into their tracking, sensor, and data applications and systems, such as asset tracking systems. The Iridium 9601 is often combined with a GPS receiver to provide location information across our system to customer applications. In addition, an increasing number of resellers and manufacturers are including a terrestrial global system for mobile communication (“GSM”) packet radio service modem in their applications to provide low cost cellular data transmission when available. These applications are used by end-users that require the ability to transfer large volumes of data but operate in areas with inconsistent cellular coverage. We provide gap-filler coverage for such applications allowing such users to operate anywhere on the globe in locations where cellular coverage is unavailable or unreliable.

Device Manufacturing

Currently, we contract with Cambridge Consulting Ltd. (“Cambridge Consulting”) to develop all of our devices, which are manufactured by Celestica in facilities in Malaysia and the United States. We maintain long-term agreements with both Cambridge Consulting and Celestica, which are set to expire on October 1, 2009 and January 1, 2010, respectively. Pursuant to the contract with Celestica, we may be required to purchase excess materials from Celestica at cost plus a contractual markup if the materials are not used in production within the periods specified in the agreement. Celestica will then generally repurchase such materials from us at the same price paid by us, as required for the production of the devices. Our agreement with Celestica is automatically renewable for additional one year terms unless terminated by either party. We provide limited warranties to first end-users for a period of one year from the time of sale on all devices, except for OpenPort devices that have a two year warranty period for first end-users.

In addition to our principal products, we also offer a selection of accessories for our devices, including holsters, earbuds, portable auxiliary antenna, antenna adaptors, USB data cables and charging units, among others. We purchase these products from several third-party suppliers off the shelf at market prices and, as such, do not maintain any long-term agreements with such suppliers.

We currently have sufficient inventory of all our voice and data devices to meet our customers’ demands.

Our Spectrum

We hold licenses to use 8.725 MHz of continuous spectrum in the L-Band, which operates at 1.6 GHz, and allows for two-way communication between our devices and our satellites. In addition, for feeder and inter-satellite links, we are authorized to use 600 MHz of Ka-Band and K-Band spectrum. Of this spectrum, we use 200 MHz of K-Band spectrum for satellite-to-satellite communications, and 400 MHz of Ka-Band spectrum for two-way communication between our satellites and our gateways. Our spectrum position is globally coordinated and recorded by the International Telecommunication Union (“ITU”). Our products and services are offered in over 100 countries and we continue to seek authorizations in additional countries. Access to this spectrum enables us to design satellites, network and terrestrial infrastructure enhancements cost effectively because each product and service can be deployed and sold worldwide. This broad spectrum assignment also enhances our ability to capitalize on existing and emerging wireless and broadcast applications.

The FCC initially licensed us to operate on 5.15 MHz of the 10.5 MHz of spectrum which Motorola originally designed our system to operate within and later increased our license spectrum to include an additional 3.1 MHz on a shared basis with Globalstar. In November 2007, an FCC order increased our exclusive spectrum to 7.775 MHz with an additional 0.95 MHz shared with Globalstar. On May 1, 2009, the U.S. Court of Appeals for the D.C. Circuit denied a petition for review filed by Globalstar of the FCC’s decision to reallocate L-band spectrum from Globalstar to us. The FCC’s reallocation decision became final and non-reviewable on July 30, 2009, because Globalstar did not seek rehearing en banc with the U.S. Court of Appeals for the D.C. Circuit or files a petition for certiorari with the U.S. Supreme Court. Globalstar has also filed a petition before the FCC asking for reconsideration of the global effects of the license modification, contending that the FCC’s decision should not have affected Globalstar’s operations outside of the United States. We have opposed the reconsideration request as without merit, and no decision has been issued by the FCC. The disposition by the U.S. Court of Appeals for the D.C. Circuit does not directly impact Globalstar’s pending petition for reconsideration of the FCC decision to modify Globalstar’s license on a global basis. Notwithstanding these challenges by Globalstar at the FCC, modifications to our and Globalstar’s licenses consistent with the November 2007 spectrum change took effect on a global basis on December 14, 2008, in accordance with federal law. After the modifications became effective, Globalstar filed before the FCC a request for waivers and special temporary authority to continue operating on spectrum licensed to us in certain gateways outside of the United States. We filed a petition to deny the waiver and special temporary authority requests on January 21, 2009. Briefing on the petition was completed by February 9, 2009, but the FCC has not yet taken any action.

Our use of satellite spectrum is subject to the frequency rules and regulations of the ITU. The ITU is the United Nations organization responsible for worldwide co-operation in the telecommunications sector. In order to protect satellite systems from harmful radio frequency interference from other satellite systems, the ITU maintains a Master International Frequency Register of radio frequency assignments. Each ITU administration is required to give notice of, coordinate and record its proposed use of radio frequency assignments with the ITU’s Radiocommunication Bureau. The coordination negotiations are conducted by the national administrations with the assistance of satellite operators. When the coordination process is completed, the ITU formally notifies all proposed users of frequencies and orbital locations in order to protect the recorded assignments from subsequent nonconforming or interfering uses by member states of the ITU. Only member states have full standing within this inter-governmental organization.

Filings to the ITU for our current constellation have been made on our behalf by the United States. We have coordinated frequencies in the mobile satellite services spectrum at L-band (1.6 GHz) for communication between our satellites and end-user devices, frequencies in the Ka-Band (19.4 GHz to 19.6 GHz and 29.1 to 29.3 GHz) for communications between us and the gateways and our satellites, as well as frequencies in the K-Band (23 GHz) for our inter-satellite links.

The ITU controls the assignment of country codes used for placing telephone calls between different countries. Our network is assigned the 8816 and 8817 country codes, and uses these numbers for calling and communications between terminals.

Domestic and Foreign Revenue

We supply services and products to customers in a number of foreign countries. We allocate revenues geographically based on where we invoice our distributors, whom we bill for mobile satellite services and related equipment sales. These distributors sell services directly or indirectly to end-users, who may be located elsewhere. It is not possible for us to provide the geographical distribution of end-users, as we do not contract directly with them. Nearly all of our revenues are invoiced in U.S. dollars. U.S. revenues accounted for approximately 48.3% of our revenues between 2006 and 2008. The table below sets forth the percentage of our revenues by country for the period indicated:

% of Revenue by Country(1)
	Year ended	Year ended	Year ended	Six months
	December 31,	December 31,	December 31,	ended June 30,
	2006	2007	2008	2009

United States	48.1%	48.0%	48.6%	48.2%
Canada	15.8%	16.9%	17.2%	14.0%
Other Countries(2)	36.1%	35.1%	34.2%	37.8%

(1)	This table allocates revenues geographically based on where we invoice our distributors and not according to the location of our end-users.

(2)	No other country represents more than 10% of our revenue for any of the periods indicated.

For more information about our revenue from sales to foreign and domestic customers, see Note 6 to our consolidated financial statements contained herein.

Traffic Originating Outside the U.S.

A significant portion of our voice and data traffic originates outside the U.S. The table below estimates the percentage of our commercial voice and data traffic originating outside the U.S. for the years ended December 31, 2006, 2007 and 2008, and the six months ended June 30, 2009.

Traffic originating outside the U.S.
	Year ended	Year ended	Year ended	Six months ended
	December 31,	December 31,	December 31,	June 30,
	2006	2007	2008	2009

Commercial voice traffic (minutes)	93.2%	92.1%	90.1%	90.6%
Commercial data traffic (kilobytes)	44.7%	52.4%	74.7%	69.9%

Our Network

Current Constellation

Our satellite network includes 66 in-orbit LEO satellites, in addition to seven in-orbit spares. We also maintain a non-service in-orbit spare which we use for testing purposes. The satellites operate in six orbital planes of eleven vehicles each in nearly circular polar orbits. Our satellites orbit at an altitude of approximately 483 miles (778 kilometers) above the earth and travel at 16,689 mph resulting in a complete orbit of the earth approximately every 100 minutes. The design of our constellation ensures that generally at least one satellite is visible to subscribers from any point on the earth’s surface, covering all of the world’s population. While our constellation offers 100% global coverage, satellite services are not available in locations where a satellite signal cannot be transmitted or received or when the device does not have a direct line of sight to a satellite (e.g. inside a building).

Our constellation is unique in its usage of radio frequency crosslinks between its satellites. These crosslinks enable each satellite to communicate with up to four other satellites in space—two in the same orbital plane and two in adjacent planes. All of our traffic is routed between satellites, which minimizes the ground infrastructure necessary to support the constellation. This interlinked architecture enables a single ground station gateway to support all commercial traffic globally. This allows the satellite that is then passing over the ground station to transmit all traffic to and from the rest of the satellite constellation to terrestrial-based networks such as the public switch telecommunication network.

We believe our interlinked satellite infrastructure provides several advantages over networks that rely on terrestrial gateways like Globalstar’s and Orbcomm’s networks. We have the only satellite network with 100% global coverage, and our constellation is less vulnerable to single points of failure, since traffic can be routed around any one satellite problem to complete the communications path. In addition, the lack of ground stations increases the security of our constellation, a factor that makes our network particularly attractive to government institutions and large enterprises that require secure voice and data communications. The low orbit of our constellation also allows our network to operate with low latency due to the proximity of our satellites to the earth.

All of our satellites are virtually identical in design and functionality, which allows satellite diversity for mitigation of service gaps from individual satellite outages. Each satellite has a high degree of on-board subsystem redundancy, an on-board fault detection system and isolation and recovery for safe and quick risk mitigation. Our ability to reconfigure the orbital location of each satellite provides us with operating flexibility and commercially-acceptable level of service. If a satellite should fail or become unusable in most cases, we can also reposition one of our in-orbit spare satellites to take over its functions. If there is an in-orbit spare located in the orbital plane of the failed satellite, such repositioning can be accomplished within days with minimal impact on our services. If there is no in-orbit spare located in the relevant orbital plane, redeploying an in-orbit spare into the affected plane will take at least one year. The design of our space and ground control system facilitates the real time intervention and management of the satellite constellation and service upgrades via software enhancements.

Our commercial gateway is located in Tempe, Arizona. This gateway has multiple antennas that communicate with our satellites and pass calls seamlessly between gateway antennas and satellites as the satellites traverse the gateway, thereby connecting signals from the terminals of end-users to our gateways. Additional gateways can be added to the network to enable dedicated communications links that are not dependant on localized terrestrial telecommunications infrastructure where subscribers are using our services. Such gateways would be able to generate and control all user information pertaining to our registered users, such as user identity, geo-location and call detail records. The DoD owns and operates a dedicated gateway in Hawaii for U.S government users to take advantage of this unique capability. This gateway provides an interface between voice and data devices and the Defense Information Systems Network, providing DoD users with secure communications capabilities. We are also in discussions with parties in countries that require physical gateways within their jurisdiction to build or reactivate additional gateways to connect the traffic to the constellation coming to and from their territory, including China and Russia.

We operate our satellite constellation from our satellite network operations center in Leesburg, Virginia. This facility manages the performance and status of each of our satellites, developing and distributing routing tables for use by the satellites and gateways, directing traffic routing through the network and controlling the formation of coverage areas by the satellites’ main mission antennas. We also operate telemetry, tracking, and control stations and satellite earth station facilities in Fairbanks, Alaska and Chandler, Arizona in the United States, and northern Canada and Norway. The Alaskan ground station also provides earth terminal backup capability for the Tempe Gateway.

From time to time, individual satellites in our constellation experience operating problems that may result in a temporary satellite outage, but due to satellite diversity within our constellation, the individual satellite outages typically do not negatively affect our customers’ use of our system for a prolonged period. In addition, most system processing related to our service is performed using software onboard each satellite instead of on the ground. We believe this has provided us with significant flexibility and has contributed to the longevity of the system by enabling engineers to develop additional functionality and software-based solutions to occasional faults and anomalies in the system.

We have experienced six satellite failures since we reintroduced commercial satellite services in 2001 which have resulted in the complete loss of the affected satellites or the loss of the ability of the satellite to carry traffic on the network. We experienced our first satellite failure in July 2003. This failure has been attributed to a non-recoverable anomalous short circuit in the satellite’s IBE. Two additional satellites failed as a result of this anomaly in August 2005 and December 2006. In part, as a response to this anomaly, we have implemented several procedures across the constellation to attempt to mitigate the severity of a similar anomaly in the future and/or prevent it from resulting in mission-critical failures of our other satellites. These procedures include reducing the peak operating temperature of the IBE during portions of the solar season, as well as modifying the on-board software of our satellites to immediately carry out certain autonomous actions upon detecting future occurrences of this type of anomaly.

We have experienced three additional satellite failures unrelated to IBE short circuits. In April 2005, one of our satellites failed as a result of a radiation-induced single event upset anomaly, which corrupted the satellite’s on-board time reference. Accurate time reference is critical to determine a satellite’s ephemeris (its orbital location with respect to the earth), attitude (its pointing direction) and the sun’s position. In December 2005, we were unable to remedy a failure in the crosslink digital reference oscillator of another of our satellites, resulting in the satellite’s failure. Failure of the digital reference oscillator disables the affected satellite’s crosslinks and, thus, its ability to communicate with the rest of the satellite constellation. More recently, in July 2008, another of our satellites experienced an attitude control anomaly as a result of sudden loss of communications between its IBE and its primary space vehicle and routing computer. The nature of this anomaly coupled with the software state of the vehicle at the time (resulting from an on-board software fault response to a prior anomaly) resulted in the inability of the on-board software to correct the computer communications anomaly and control of the satellite was lost.

We have experienced one satellite to satellite collision. On February 10, 2009, we lost an operational satellite (SV33) as a result of a collision with a non-operational Russian satellite (Cosmos 2251). On March 4, 2009, we completed the replacement of SV33 with an in-orbit spare. The unique architecture of our fully-meshed network of 66 satellites enabled the commercially-acceptable level of service to customers with only limited service disruption while the in-orbit spare was prepared and maneuvered into the constellation.

We have categorized three types of anomalies among the satellites in our constellation that, if they materialize throughout the satellite constellation, have the potential for a significant operational impact. These include: (a) a non-recoverable anomalous short circuit in a satellite’s IBE, as discussed above; (b) excessive power subsystem degradation resulting from satellite battery wear-out or excessive loss of solar array power output and (c) failures to critical payload electronic parts arising from accumulated radiation total dose.

Based on the failures and anomalies we have experienced to date, and considering the potential for future anomalies related to the three categories discussed above, we believe our in-space constellation will provide commercially-acceptable level of service through 2014. In addition, we believe our constellation can be operationally functional with less than 66 satellites while experiencing some service degradation. We expect to be able to mitigate satellite failures through the use of the remaining seven in-orbit spares, the implementation of software solutions, and by landing communications traffic at our ground station in Alaska and backhauling traffic to the Tempe gateway for processing and termination. However, there can be no assurance that our satellites will not fail faster than expected or that we will be able to mitigate any future failures.

In addition to our seven spare satellites, we own spare parts for certain equipment in our gateway and Telemetry, Tracking and Control Station (“TTACs”). We selectively replace parts for our gateway and TTACs as necessary and maintain an inventory of spare parts which we continuously monitor. In addition, when we do not have necessary spares in inventory or such spares become obsolete, we rely on third parties to develop necessary parts.

We use the services of third-party Boeing contractors to operate our constellation pursuant to a long-term operations and maintenance agreement with Boeing. Under the terms of this agreement, Boeing provides operations and maintenance services with respect to our satellite network (including engineering, systems analysis and operations and maintenance services) from our technical support center in our Chandler, Arizona control station and our satellite network operations center in Leesburg, Virginia. The life of the agreement runs concurrent with the estimated useful life of our constellation.

Pursuant to our transition services, products and asset agreement with Motorola, the original system architect and prior owner, and a separate agreement with the U.S. government, we are required to maintain an in-orbit liability insurance policy with a de-orbiting endorsement to cover the de-orbiting of our satellite constellation in the amount of $500.0 million per occurrence, and $1.0 billion annually. The current policy (together with the de-orbiting endorsement) covers amounts that we and certain other named parties may become liable to pay for bodily injury and/or property damages to third parties related to processing, maintaining and operating our satellite constellation and, in the case of the de-orbiting endorsement, de-orbiting the satellite constellation. The policy covers us, the U.S. government, Boeing, as operator of our system, Motorola and other named beneficiaries. The policy has been renewed annually since the expiration of the original policy’s three-year term in 2003. The current policy has a one-year term, which expires December 12, 2009. In addition, Motorola maintains a separate $1.0 billion product liability policy to cover its potential liability as manufacturer of the satellites. We pay the premium for Motorola’s policy.

In addition, we do not maintain in-orbit insurance covering losses from satellite failures or other operational problems affecting our constellation.

Constellation De-Orbiting Rights

When Iridium Satellite purchased the assets of Iridium LLC out of bankruptcy, Boeing, Motorola and the US government insisted on having certain de-orbit rights as a way to control potential liability risk arising from future operation of the constellation and provide for the U.S. government’s obligation to indemnify Motorola. As a result, an agreement was entered into among Iridium Satellite, Boeing, Motorola and the U.S. government, the U.S. government obtained the right to, in its sole discretion, require us to de-orbit our constellation upon the occurrence of any of the following with respect to Iridium Satellite: (a) its failure to pay certain insurance premiums or maintain insurance; (b) its bankruptcy; (c) its sale or the sale of any major asset in its satellite system; (d) Boeing’s replacement as the operator of its satellite system; (e) its failure to provide certain notices as contemplated by the agreement; or (f) at any time after June 5, 2009, unless extended by the U.S. government. The U.S. government also has the right to require us to de-orbit any of our individual functioning satellites (including in-orbit spares) that has been in orbit for more than seven years, unless the U.S. government grants a postponement. As of August 2009, all of our functioning satellites have been in orbit for more than seven years. We are currently in discussion with the U.S. government to extend the 2009 deadline.

Motorola also has the right to de-orbit our constellation pursuant to the transition services, products and asset agreement with us and Iridium Satellite and pursuant to the operations and maintenance agreement between Iridium Constellation and Boeing. Under these agreements, Motorola may require the de-orbit of our constellation upon the occurrence of any of the following: (a) our bankruptcy or the bankruptcy of Iridium Constellation or Iridium Satellite; (b) our breach of the transition services, products and asset agreement; (c) Boeing’s breach of its operations and maintenance agreement and other related agreements with Iridium Constellation or its affiliates; (d) an order from the U.S. government requiring the de-orbiting of our satellites; (e) Motorola’s determination that changes in law or regulation that may require it to incur certain costs relating to the operation, maintenance, re-orbiting or de-orbiting of our constellation; or (f) Motorola’s failure to obtain, on commercially reasonable terms, product liability insurance to cover its position as manufacturer of the satellites, provided the U.S. government has not agreed to cover what would have otherwise been paid by such policy.

Pursuant to the operations and maintenance agreement between Iridium Constellation and Boeing, Boeing similarly has the unilateral right to de-orbit our constellation upon the occurrence of any of the following events: (a) Iridium Constellation’s or Iridium Satellite’s bankruptcy; (b) the existence of reasonable grounds for Boeing to question the financial stability of Iridium Constellation; (c) Iridium Constellation’s failure to maintain certain insurance policies; (d) Iridium Constellation’s failure to provide Boeing certain quarterly financial statements; (e) Iridium Constellation’s breach of the operations and maintenance agreement, including its payment obligation thereunder; or (f) changes in law or regulation that may increase the risks or costs associated with the operation and/or re-orbit process or the cost of operation and/or re-orbit of the constellation. Pursuant to an orbital debris mitigation plan filed with the FCC and incorporated into our space station license in 2001, we are required to lower each satellite to an orbit with a perigee of approximately 250 kilometers as it reaches the end of its useful life and coordinate these orbit-lowering maneuvers with the United States Space Command. We have applied to modify our license to conform these requirements to the less stringent de-orbit standards adopted by the FCC in 2004 for all new satellite applications. Our modification application remains pending.

Iridium NEXT

Our satellites have so far exceeded their original design lives and we are currently developing our next-generation satellite constellation, Iridium NEXT, which we expect to commence launching in 2014. The current constellation is expected to provide commercially-accepted level of service until 2014. We anticipate that Iridium NEXT will have more than twice the capacity of our existing satellite constellation. The new satellite constellation will be backward compatible with our first generation system and will replace the existing constellation with what we believe will be a more powerful and capable satellite network. We believe Iridium NEXT’s increased capabilities will expand our target markets by enabling us to offer a broader range of products and services, including a wider array of broadband data services.

Iridium NEXT will maintain the current system’s unique attributes, including LEO architecture, the capability to upload new software, global coverage, low latency and high availability, and will continue to support existing applications and equipment, while providing new and enhanced capabilities, such as:

•	higher speeds and greater flexibility for core voice and data services;

•	the ability to host lower cost, private network gateways, providing greater control of voice and data traffic; and

•	regional broadcast capabilities, enabling global paging and point-to-multi-point broadcasting of data services to select groups.

In addition, Iridium NEXT will be designed to host secondary payloads for U.S. and international government and commercial customers, including remote sensing and climate monitoring applications. We expect these secondary payloads to defray a portion of capital expenditures related to Iridium NEXT and generate recurring revenues.

In 2007, we conducted a request for information with over 60 companies for the development and launch of the new system. We have since narrowed our search for a prime system contractor to two companies, Lockheed Martin Corporation and Thales Alenia Space. These companies are currently working with input from our engineers to design a system that satisfies our technical, timing and cost requirements. We expect to enter into a definitive agreement with a prime contractor for the design, manufacture and deployment of our new constellation by the end of 2009 or in early 2010. We estimate the gross costs associated with Iridium NEXT and related infrastructure upgrades to be approximately $2.7 billion, including the manufacture of satellites, launch costs and gateway infrastructure upgrades. We expect to fund a majority of these costs from internally generated cash flows, including potential revenues from secondary payloads, and proceeds from the Acquisition. We expect to finance the remaining cost by raising additional debt and/or equity financing.

Competition

The global communications industry is highly competitive. We currently face substantial competition from other service providers that offer a range of mobile and fixed communications options. Our most direct competition comes from other global mobile satellite services providers. Currently, our principal global mobile satellite services competitors are Inmarsat, Globalstar and Orbcomm. We compete primarily on the basis of coverage, quality, mobility and pricing of services and products.

Our main competitor, United Kingdom-based Inmarsat, has been a provider of communications services, including voice and data services, since 1982. Inmarsat owns and operates a fleet of GEO satellites. Unlike LEO satellites, GEO satellites orbit the earth at approximately 22,300 miles above the equator and are able to cover approximately 70% of the earth’s surface. GEO operators require substantially larger and more expensive antennas, and typically have higher transmission delays than LEO operators. Due to its GEO system, Inmarsat’s coverage area extends and covers most bodies of water except for a majority of the Polar Regions. Accordingly, Inmarsat is the leading provider of satellite communications services to the maritime sector. Inmarsat also offers land-based and aviation communications services. During April 2009, Inmarsat acquired Stratos Global Corporation, one of our main distributors and in July 2009, it completed its long-term distribution and product development agreements with SkyWave Mobile Communications. Inmarsat generally does not sell directly to end-users.

U.S.-based Globalstar owns and operates a fleet of LEO satellites. Globalstar began commercial services in 2000. In addition, Globalstar’s service is available only on a multi-regional basis as a result of its bent pipe architecture, which requires that voice and data transmissions be routed from satellites immediately to nearby ground stations. This design requires the use of multiple ground stations, which are impractical in extreme latitudes or over oceans. Unlike Inmarsat and us, Globalstar sells a higher percentage of its products and services directly to end-users. Globalstar has recently indicated that satellite failures and other problems affecting its constellation are affecting and will continue to affect its ability to provide two-way services in the future. Globalstar is also in the process of building its second-generation satellite constellation, which is expected to be launched between 2010 and 2014. In July 2009, Globalstar announced it has completed the financing of approximately $738.0 million for its second generation of satellite constellation, supported by credit insurance from Coface, the export credit agency acting on behalf of the French government.

U.S.-based Orbcomm also provides commercial services using a fleet of LEO satellites. Like Globalstar, Orbcomm’s network also has a bent pipe architecture, which limits its coverage area. Orbcomm’s principal focus is low-cost data and machine-to-machine services, where it directly competes with our machine-to-machine offerings. Orbcomm’s services generally have a certain amount of latency, which may limit their use in certain mission critical applications. It does not offer voice service or high-speed data services. Orbcomm is similarly developing its second-generation satellite constellation. In addition, in July 2009, Orbcomm announced it has reached an agreement with a third party to incorporate Code Division Multiple Access (CDMA)-based terrestrial wireless services to its satellite and GSM services. Orbcomm expects to make CDMA-based wireless services available to its customers beginning in August 2009.

We compete with regional mobile satellite communications services in several geographic markets. In these cases, the majority of our competitors’ customers require regional, not global, mobile voice and data services, so our competitors present a viable alternative to our services. All of these competitors operate GEO satellites. Our regional mobile satellite services competitors currently include Thuraya, principally in Europe, the Middle East, Africa, Australia and several countries in Asia; and SkyTerra in the Americas. In addition, several regional mobile satellite services companies, including ICO, TerreStar and SkyTerra, are attempting to exploit their spectrum positions into a U.S. consumer mobile satellite services business; however such operators currently offer limited or no services. In July 2009, TerreStar launched its satellite TerreStar 1 and had its first end-to-end phone call completed.

We compete indirectly with terrestrial wireline (landline) and wireless communications networks. We provide service in areas that are inadequately covered by these ground systems. To the extent that terrestrial communications companies invest in underdeveloped areas, we will face increased competition in those areas. We believe that local telephone companies currently are reluctant to invest in new switches, landlines and cellular towers to expand their networks in rural and remote areas due to high costs and limited usage. Many of the underdeveloped areas are sparsely populated so it would be difficult to generate the necessary returns on the capital expenditures required to build terrestrial wireless networks in such areas. We believes that our solutions offer a cost-effective and reliable alternative to terrestrial-based wireline and wireless systems and that continued growth and utilization will allow us to further lower costs to consumers.

We will also face competition for our land-based services in the United States from incipient ATC services providers. In February 2003, the FCC adopted rules that permit satellite service providers to establish ATC networks. ATC authorization enables the integration of a satellite-based service with terrestrial wireless services, resulting in a hybrid mobile satellite services/ATC network designed to provide advanced services and broad coverage throughout the United States. The ATC network would extend satellite services to urban areas and inside buildings where satellite services currently are impractical. Outside the United States, other countries are considering implementing regulations to facilitate ATC services.

The mobile satellite services industry has significant barriers to entry, including the cost and difficulty associated with obtaining spectrum licenses and successfully building and launching a satellite network. In addition to cost, there is a significant amount of lead-time associated with obtaining the required licenses, building the satellite constellation and deploying the ground network technology.

Regulatory Matters

U.S. Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), the Acquisition may not be consummated unless GHQ and we furnish certain information to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the FTC and specified waiting period requirements have been satisfied. Pursuant to the requirements of the HSR Act, GHQ and we each filed a Notification and Report Forms with respect to the Acquisition with the Antitrust Division and the FTC. GHQ filed its notification on October 3, 2008 and we filed our notification on October 6, 2008. Early termination of the waiting period applicable to the Acquisition was granted by the FTC on October 10, 2008.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Acquisition. At any time before or after consummation of the Acquisition, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Acquisition or seeking the divestiture of substantial assets of GHQ or us. Private parties (including individual states) may also bring legal actions under the antitrust laws. We do not believe that the consummation of the Acquisition will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Acquisition on antitrust grounds will not be made or, if this challenge is made, what the result will be. See the sections in GHQ’s Proxy Statement on Schedule 14A filed with the SEC on August 28, 2009 entitled “The Transaction Agreement—Conditions to the Closing” for certain conditions to the Acquisition, including conditions with respect to litigation and certain governmental actions and “The Transaction Agreement—Termination” for certain termination rights pursuant to the Transaction Agreement in connection with legal prohibitions to completing the Acquisition.

Foreign Competition Law Filings. We and our subsidiaries own property and conduct business in a number of foreign countries. In connection with the Acquisition, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. The parties do not believe that any such filings or approvals are required by these laws, but intend to take such action as they may require.

FCC Licenses. Certain of our subsidiaries and affiliates of hold one or more licenses or authorizations (each an “FCC License” and collectively the “FCC Licenses”) issued by the FCC. Under the Communications Act of 1934, as amended, and the rules and regulations of the FCC, prior to completion of the Acquisition, the FCC must approve the transfer of control of these subsidiaries and affiliates and their FCC Licenses to GHQ. Therefore, on October 21, 2008, GHQ and each of our subsidiaries or affiliates that holds one or more FCC Licenses jointly filed an application with the FCC requesting such approval (each an “Application” and collectively the “Applications”).

Globalstar License LLC (“Globalstar License”) filed a petition to deny the Applications. Cornell University (“Cornell”), International Communications Group, Inc. (“ICG”) and Rockwell Collins, Inc. (“Rockwell”) filed comments with respect to the Applications. The commenters did not oppose the proposed transfer of control of us but asked the FCC to adopt certain conditions in connection with its grant of the Applications. The comments and requests for conditions filed by ICG and Rockwell Collins were subsequently withdrawn.

On August 14, 2009, the International Bureau of the FCC, acting on delegated authority, denied Globalstar License’s petition to deny and Cornell’s request for conditions and granted the Applications (the “Order”). Grant of the Applications was conditioned on compliance by us, Iridium Carrier Holdings LLC, GHQ, and their respective subsidiaries and affiliates with the commitments and undertakings set forth in the National Security Agreement dated August 17, 2001, previously filed with the FCC, among Iridium Holdings LLC, Iridium Satellite LLC, Iridium Carrier Holdings LLC and Iridium Carrier Services, LLC, on the one hand, and the DOJ and the Federal Bureau of Investigation (“FBI”), on the other (the “National Security Agreement”). The Order was effective immediately upon release but is subject to reconsideration by the International Bureau and/or review by the FCC. If no third party seeks reconsideration or review and the International Bureau does not act to reconsider the Order on its own motion by September 14, 2009, and the FCC does not act to review the Order on its own motion by September 23, 2009, the Order will become a final order and thus will no longer be subject to reconsideration or review. No assurance can be given that the Order will not be subject to reconsideration or review prior to its becoming a final order. The FCC also noted in the Order that the record did not contain sufficient information to determine whether a previous investment by Baralonco Limited in Iridium Carrier Services LLC, at the time it was made, fell within the parameters specified in the FCC’s 2002 order authorizing foreign investment in us. Accordingly, the FCC stated that its grant of the Applications is without prejudice to any enforcement action by the FCC for non-compliance with the Communications Act of 1934, as amended, the FCC’s rules and regulations, and the 2002 order.

Foreign Licenses and Authorizations. We, either directly or indirectly through certain of our subsidiaries and affiliates, provide communications services to subscribers in foreign countries in all regions of the world. In many of these countries, we, our subsidiaries and/or affiliates have received government licenses or other authorizations to provide such services. In certain of these countries, completion of the Acquisition may require either government approval or notification of the change in control over the pertinent licenses or authorizations. No assurance can be given that, if any such approvals are required, they will be obtained.

General. It is possible that governmental authorities having jurisdiction over GHQ and us may seek regulatory concessions as conditions for granting approval of the Acquisition. A regulatory body’s approval may contain terms or impose conditions or restrictions relating or applying to, or requiring changes in or limitations on, the operation or ownership of any asset or business of GHQ, us or any of their subsidiaries, or GHQ’s ownership of us, or requiring asset divestitures, which conditional approval could reasonably be expected to result in a substantial detriment to GHQ, us and their subsidiaries, taken as a whole, after the closing of the Acquisition. If this kind of approval occurs, in certain circumstances, GHQ can decline to close under the Transaction Agreement. We can give no assurance that the required regulatory approvals will be obtained on terms that satisfy the conditions to closing of the Acquisition or are within the time frame contemplated by GHQ and us. See the section entitled “The Transaction Agreement—Conditions to the Closing of the Acquisition” in GHQ’s Proxy Statement on Schedule 14A filed with the SEC on August 28, 2009.

Employees

As of June 30, 2009, we had 168 full-time employees, none of whom is subject to any collective bargaining agreement. We consider our employee relations to be good.

Properties

Our principal headquarters are located in Bethesda, Maryland, where we currently lease 13,417 square feet of office space. On August 17, 2009, we signed a lease for 21,573 square feet of office space in McLean, Virginia, which will serve as our new principal headquarters. We do not expect to occupy the new headquarters before the first quarter of 2010. We also own or lease the facilities described in the following table:

		Approximate
Location	Country	Square Feet	Facilities	Owned/Leased

Chandler, Arizona	USA	129,303	Technical Support Center, Distribution Center and Warehouse	Leased
Leesburg, Virginia	USA	40,434	Satellite Network Operations Center	Owned
Tempe, Arizona	USA	30,985	Gateway Earth Station	Owned Building on Leased Land
Tempe, Arizona	USA	25,457	Operations and Finance Centers	Leased
Fairbanks, Alaska	USA	3,960	Satellite Earth Station Facility	Owned
Svalbard	Norway	1,800	Satellite Earth Station Facility	Owned Building on Leased Land
Yellowknife, Northwest Territories	Canada	1,750	Telemetry, Tracking and Control Station	Owned Building on Leased Land
Iqaluit, Nunavut	Canada	1,750	Telemetry, Tracking and Control Station	Owned Building on Leased Land

Intellectual Property

At June 30, 2009, we held eight U.S. patents with no additional U.S. patents pending and no foreign patents with two additional foreign patents pending. These patents cover several aspects of our satellite system, our global network and our devices. We continue to maintain all of our important patents.

In addition to our owned intellectual property, we also license substantially all system technology, including software and systems to operate and maintain our network as well as technical information for the design and manufacture of our devices, from Motorola. We maintain our licenses with Motorola pursuant to several long-term agreements. Pursuant to one of these agreements, we pay a royalty equal to 2% of the manufacturing costs of subscriber equipment. These agreements can be terminated by Motorola upon: (i) any material change to certain portions of the certificate of formation and operating agreement of the our subsidiary that is party to the agreements; (ii) any change of control (as defined in the TSA); (iii) the commencement by us of any voluntary bankruptcy proceeding; or (iv) the material failure of us to perform or comply with any provision of the agreements. Motorola has assigned a portion of the patents that comprise these licenses to a third-party. We also license other system technology from additional third parties. We expect to license additional technology from Motorola and other third parties in connection with the development of Iridium NEXT and related ground infrastructure, products and services.

If Motorola or any such third party were to terminate any license agreement or cease to support and service this technology, or if we are unable to renew such licenses on commercially reasonable terms or at all, it may be difficult, more expensive or impossible to obtain such services from alternative vendors. Any substitute technology may also have lower quality or performance standards, which would adversely affect the quality of our products and services. For more information, see “Risk Factors—Iridium Holdings’ agreements with Motorola contain potential payment provisions which may apply to the Acquisition; and Iridium Holdings and Motorola are in discussions with respect to such provisions, the outcome of which is uncertain” and “Risk Factors—Iridium Holdings is dependent on intellectual property licensed from Motorola and other third parties.”

Legal Proceedings

From time to time, we are involved in various litigation matters involving ordinary and routine claims incidental to our business. Management currently believes that the outcome of these proceedings, either individually or in the aggregate, will not have a material adverse effect on our business, results of operations or financial condition.

MANAGEMENT FOLLOWING THE ACQUISITION

As of the completion of the Acquisition, our board of directors, executive officers and significant employees of will be as set forth below:

Name	Age	Position

Matthew J. Desch	51	Director and Chief Executive Officer
Eric H. Morrison	44	Chief Financial Officer
John S. Brunette	50	Chief Legal and Administrative Officer
Greg Ewert	47	Executive Vice President, Sales, Global Distribution Channels
Lt. Gen. John H. Campbell, (ret.)	62	Executive Vice President, Government Programs
Don L. Thoma	48	Executive Vice President, Marketing
John Roddy	55	Executive Vice President, Ground Operations and Product Development
Lee F. Demitry	56	Executive Vice President, “Iridium NEXT”
Robert H. Niehaus	54	Director and Chairman
Scott L. Bok	50	Director
Thomas C. Canfield	53	Director
Parker W. Rush	50	Director
Alvin B. Krongard	72	Director
Steven Pfeiffer	62	Director
Terry Jones	62	Director
J. Darrel Barros	48	Director

The board of directors shall also include a representative of Baralonco.

Management

Executive Officers

Matthew J. Desch, Age 51, Director and Chief Executive Officer. Mr. Desch has more than 27 years of experience in telecommunications management, and more than 16 years in the global wireless business. Mr. Desch joined Iridium Holdings in 2006 as its Chief Executive Officer. Previously, he was CEO of Telcordia Technologies, a telecom software services provider, from 2002-2005. Prior to Telcordia, he spent 13 years at Nortel Networks, most recently as president for its fast-growing wireless networks business where he was responsible for its global carrier customers in Europe, the Middle East, Asia and Latin America. Mr. Desch served on the board of directors of Starent Networks and Airspan Networks. He has a Bachelor of Science in computer science from The Ohio State University and a Master of Business Administration from the University of Chicago.

Eric H. Morrison, Age 44, Chief Financial Officer. Mr. Morrison has been CFO of Iridium Holdings since 2006. Prior to becoming CFO, Mr. Morrison served as Vice President, Finance and Treasurer of Iridium Satellite from 2004-2006. Mr. Morrison has worked on the Iridium program over the last 14 years. He was the controller, and was later promoted to CFO, at Iridium North America. Even before he joined Iridium North America, Mr. Morrison worked on the Iridium program at Motorola. While at Motorola, he was part of the negotiation and management team on the Raytheon Main Mission Antenna and Khrunichev launch vehicle contracts and served as the lead accountant for the satellite manufacturing facility. He graduated with a Master of Business Administration and a Master of Accountancy from the University of Illinois at Urbana-Champaign. He graduated from Southern Illinois University with a Bachelor’s degree in finance and he is also a certified public accountant.

John S. Brunette, Age 50, Chief Legal and Administrative Officer. Mr. Brunette was appointed to his current position in 2007. Mr. Brunette provides a broad-based business and legal perspective on a wide range of strategic, tactical, operational and administrative matters. Prior to joining Iridium Holdings, Mr. Brunette served as a consultant to technology start up companies from 2006-2007. Mr. Brunette was previously with Teleglobe Inc., a global voice and data services provider, where he served as CEO until 2005. From 1998-2002, prior to his appointment as CEO, he was Teleglobe’s executive vice president, chief legal and administrative officer. Mr. Brunette was also at MCI Communications Corporation for twelve years where he led the company’s corporate legal group. He began his career with the Satellite Business Services division of IBM Corporation until MCI acquired it in 1986. He holds both a Bachelor of Arts and a Juris Doctorate from The Catholic University of America and is a member of the Maryland State Bar Association.

Significant Employees

Greg Ewert, Age 47, Executive Vice President Global Distribution Channels. Mr. Ewert joined Iridium Holdings in 2004 and is responsible for marketing and business development for Iridium Holdings and its relationship with its distribution channels. He is also responsible for the product management for Iridium Holdings’ new product offerings. Mr. Ewert brings 19 years of experience at senior-level positions in the global communications industry. Prior to joining Iridium Holdings from 2002-2004, he served as Executive Vice President for Marketing, Sales, Product Development, Business Development and Customer Service for COMSAT International. Prior to COMSAT from 1998-2002, he held executive positions within Teleglobe Inc., ranging from Senior Vice President of Global Data Services to Vice President and General Manager of Carrier and Emerging Markets. Before Teleglobe, he worked for Sprint from 1987-1997, where he held various positions including President of Sprint International of Canada. He holds a Bachelor’s degree in Finance from Canisius College, Buffalo, New York.

Lt. Gen. John H. Campbell, (ret.), Age 62, Executive Vice President Government Programs. General John Campbell, U.S. Air Force (Retired), joined Iridium Holdings in 2006 from Applied Research Associates (ARA), where he served as Principal, Defense and Intelligence, since 2004. General Campbell is responsible for all aspects of Iridium Holdings’ relationship with its U.S. government customers. General Campbell joined ARA after retiring from the United States Air Force after a 32-year career. In the United States Air Force, General Campbell served in a variety of operational and staff assignments around the world. From 1998 to 2000, he was Vice Director of the Defense Information Systems Agency (DISA) and as the first commander of the Joint Task Force - Computer Network Defense. From 1997 to 1998, he served on the Joint Staff as Deputy Director for Operations. Between 1971 and 1997, General Campbell served around the world in a variety of operational assignments as an F-15 and F-16 fighter pilot and commander. General Campbell is the recipient of numerous military and intelligence community awards, including the Defense Distinguished Service Medal, the Legion of Merit, the Air Medal, the National Imagery and Mapping Agency Award, the National Reconnaissance Distinguished Medal, and the National Security Agency Award. He is a graduate of the University of Kentucky with a degree in Computer Science and a Masters of Business Administration.

Don L. Thoma, Age 48, Executive Vice President Marketing. Mr. Thoma was appointed to his current position in 2008. Mr. Thoma is responsible for leading new Iridium Holdings corporate initiatives such as Iridium NEXT. He brings to Iridium a strong and versatile background in both management and business development. Prior to joining Iridium Holdings, from 2001-2002, he served as Vice President of Marketing and Business Development for ObjectVideo, Inc. Prior to working at ObjectVideo, from 1992-2000, he held various positions of responsibility for ORBCOMM, ranging from Senior Director of Transportation to Founder and General Manager of the Vantage Tracking Solutions business unit and Vice President, Business Development. Prior to ORBCOMM, from 1988-1990, he was the director of integration and launch operations for Orbital Sciences Corporation. Previously, he served as a Captain in the United States Air Force Space

Division from 1983-1988. He holds a Bachelor’s degree in Aeronautical Engineering from the Rensselaer Polytechnic Institute, a Master’s degree in Aerospace Engineering from the University of Southern California and a Masters of Business Administration from the Harvard Business School.

John Roddy, Age 55, Executive Vice President Ground Operations and Product Development. Mr. Roddy joined Iridium Holdings in 2006, bringing with him more than 27 years of telecommunications industry experience. Mr. Roddy is responsible for developing Iridium Holdings’ corporate operations model and program management culture. Prior to joining Iridium Holdings, Mr. Roddy held numerous executive positions at Telcordia Technologies including President, Telcordia Global Services from 2003-2006; Senior Vice President, Global Operations; and Chief Information Officer. Mr. Roddy built the Global Services business, implemented the company’s global operations capability, and rebuilt its IT organization as part of a major company transition. Prior to joining Telcordia Technologies, at Nortel Networks, he was Vice President and General Manager of the Carrier Professional Services Business Unit serving the CLEC and new market entrants from 1999-2001. Prior to that, he was Vice President, Technology and Director, Ottawa Laboratories for Public Carrier Networks from 1997-1998. He also held the position of Vice President, Canadian Technical Services and Global Product Support from 1993-1996, responsible for the engineering, installation and emergency/field services of the switching and transmission product lines for the carrier customers. He began his telecommunications career in sales and marketing, holding varied positions including Product Manager, Dynamic Routing; Regional Sales Director; and Director of Services Marketing. He holds a Master of Business Administration from McMaster University, Hamilton, Canada.

Lee F. Demitry, Age 56, Executive Vice President “Iridium NEXT.” Mr. Demitry is responsible for the development and introduction of Iridium NEXT as well as the ongoing support of the existing constellation. He has 30 years of experience in aerospace and satellite technology, 20 years of which were in the U.S. Air Force and 10 in the private sector. Mr. Demitry has worked on and successfully led some of the most complex and advanced space and satellite programs within the United States Government. He has experience in systems engineering, program management, systems procurement and contracts. Prior to joining Iridium Holdings, from 1998-2007, Mr. Demitry was the Vice President of Engineering at GeoEye, where he led an extended organization in developing, deploying and maintaining a $700 million enterprise consisting of commercial imaging satellites, production and mission planning systems, and global ground stations. He holds a Masters of Science in Astronautical Engineering from the Massachusetts Institute of Technology, and a Master’s degree and Masters of Business Administration from Golden Gate University. Mr. Demitry served in the United States Air Force until he retired as a Colonel (select).

Directors

Robert H. Niehaus, Age 54, Director and Chairman. Mr. Niehaus has been the Chairman of Greenhill Capital Partners since June 2000. Mr. Niehaus has been a member of Greenhill’s Management Committee since its formation in January 2004. Mr. Niehaus joined Greenhill in January 2000 as a managing director to begin the formation of Greenhill Capital Partners. Prior to joining Greenhill, Mr. Niehaus spent 17 years at Morgan Stanley & Co., where he was a managing director in the merchant banking department from 1990 to 1999. Mr. Niehaus was vice chairman and a director of the Morgan Stanley Leveraged Equity Fund II, L.P., a $2.2 billion private equity investment fund, from 1992 to 1999, and was vice chairman and a director of Morgan Stanley Capital Partners III, L.P., a $1.8 billion private equity investment fund, from 1994 to 1999. Mr. Niehaus was also the chief operating officer of Morgan Stanley’s merchant banking department from 1996 to 1998. Mr. Niehaus is a director of Heartland Payment Systems, Inc. and other private companies. Mr. Niehaus is a graduate of Princeton University and the Harvard Business School, from which he graduated with high distinction as a Baker Scholar.

Scott L. Bok, Age 50, Director. Mr. Bok has served as Greenhill’s Co-Chief Executive Officer since October 2007, served as its Co-President between 2004 and 2007 and has been a member of Greenhill’s Management Committee since its formation in January 2004. In addition, Mr. Bok has been a director of Greenhill since its incorporation in March 2004. From January 2004 until October 2007, Mr. Bok was Greenhill’s U.S. President. From 2001 until the formation of Greenhill’s Management Committee, Mr. Bok participated on the two-person administrative committee responsible for managing Greenhill’s operations. Mr. Bok has also served as a Senior Member of Greenhill Capital Partners since its formation. Mr. Bok joined Greenhill as a managing director in February 1997. Before joining Greenhill, Mr. Bok was a managing director in the mergers, acquisitions and restructuring department of Morgan Stanley & Co., where he worked from 1986 to 1997, based in New York and London. From 1984 to 1986, Mr. Bok practiced mergers and acquisitions and securities law in New York with Wachtell, Lipton, Rosen & Katz. Mr. Bok is a member of the board of directors of various private companies. Mr. Bok is also a member of the Investment Committee of Greenhill Capital Partners. Mr. Bok is a cum laude graduate of the University of Pennsylvania’s Wharton School. He holds a Juris Doctorate, cum laude, from the University of Pennsylvania Law School, where he was an editor of the law review.

Thomas C. Canfield, Age 53, Director. Mr. Canfield has served as Senior Vice President and General Counsel of Spirit Airlines since October 2007. Previously, Mr. Canfield was General Counsel of Point Blank Solutions, Inc. and was Chief Executive Officer and Plan Administrator for AT&T Latin America Corp. Prior to assuming those roles, Mr. Canfield was General Counsel and Secretary of AT&T Latin America following its acquisition with FirstCom Corporation. Mr. Canfield became General Counsel of FirstCom in May 2000. Prior to joining FirstCom, Mr. Canfield was Counsel in the New York office of Debevoise & Plimpton LLP, where for nine years he practiced in the areas of corporate, securities and international transactions. Mr. Canfield also is a member of the Boards of Directors of Tricom SA and Birch Telecom Inc.

Parker W. Rush, Age 50, Director. Mr. Rush has served as the President and Chief Executive Officer and as a member of the Board of Directors of Republic Companies, Inc., a provider of property and casualty insurance, since December 2003. Prior to his employment with Republic, Mr. Rush served as a Senior Vice President and Managing Director at The Chubb Group of Insurance Companies in charge of the Southern U.S. based in Dallas, Texas and in various other capacities since February 1980.

Alvin B. Krongard, Age 72, Director. Mr. Krongard is the Former CEO and Chairman of the Board of Alex. Brown Incorporated, the nation’s oldest investment banking firm. Mr. Krongard also served as Vice Chairman of the Board of Bankers Trust in addition to holding other financial industry posts. He has served as Counselor to the Director of the U.S. Central Intelligence Agency (CIA), then as Executive Director of the CIA. Mr. Krongard received a B.A. degree with honors from Princeton University and a Juris Doctorate degree with honors from the University of Maryland School of Law. He served three years of active duty as an infantry officer with the U.S. Marine Corps.

Steven Pfeiffer, Age 62, Director. Mr. Pfeiffer has been a partner in the law firm of Fulbright & Jaworski LLP since 1983 and has served as the elected Chair of the firm’s Executive Committee since 2003. He previously served as the Partner-In-Charge of the Washington, DC and London offices, and headed the firm’s International Department. In addition to serving on the Board of Iridium Holdings, Mr. Pfeiffer is a Non-Executive Director of Barloworld Limited in South Africa, Chairman Emeritus of Wesleyan University, a trustee of The Africa-America Institute in New York, a Director of Project HOPE in Washington, D.C., and a Director of the NAACP Legal Defense and Educational Fund, Inc. Mr. Pfeiffer received a B.A. degree from Wesleyan University in Middletown, Connecticut and studied at Oxford University as a Rhodes Scholar, completing a B.A. and a M.A. in jurisprudence. He also holds a M.A. in Area Studies (Africa) from the School of Oriental and African Studies of the University of London and holds a Juris Doctorate from Yale University. Mr. Pfeiffer served as an officer on active and reserve duty in the United States Navy.

Terry Jones, Age 62, Director. Mr. Jones is a General Partner in Syncom Funds, a venture capital firm. Prior to joining Syncom in 1978, he was co-founding stockholder and Vice President of Kiambere Savings and Loan in Nairobi, and a Lecturer at the University of Nairobi. He also worked as a Senior Electrical Engineer for Westinghouse Aerospace and Litton Industries. He is a member of the board of directors for several Syncom portfolio companies including Radio One, Inc., Iridium Holdings and TV One LLC. He formerly served on the Board of the Southern African Enterprise Development Fund, a presidential appointment, and is on the Board of Trustees of Spellman College. Mr. Jones received a B.S. degree in Electrical Engineering from Trinity College, an M.S. degree in Electrical Engineering from George Washington University and a Masters of Business Administration from Harvard University.

J. Darrel Barros, Age 48, Director. Mr. Barros is the President of Syndicated Communications, Inc., a private equity fund focused on media and communications. Prior to joining the SCI team, he was President of VGC, PC, a Washington, DC based law firm specializing in private equity and early-stage investments. Mr. Barros also served as a corporate and securities attorney in the venture capital practice group of DLA Piper US LLP. He is currently Executive Chairman of Haven Media Group, LLC, a music-media company, and Chairman of Prestige Resort Properties, Inc., a resort and hospitality company. Mr. Barros is also a director of TMX Interactive, Simplink Corporation and Maya Cinemas. Mr. Barros received a B.S. degree from Tufts University, a Master in Business Administration from the Amos Tuck School of Business in Dartmouth College, and a Juris Doctorate degree from the University of Michigan.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth, (1) as of September 2, 2009, the actual beneficial ownership of our common stock and (2) the expected beneficial ownership of our common stock immediately following completion of the Acquisition by (a) each person owning (or expected to own) greater than 5% of our outstanding common stock; (b) each current director and executive officer of GHQ; (c) each current director and executive officer as a group prior to the Acquisition; (d) each person that is expected to be a director or named executive officer following the completion of the Acquisition; and (e) each person that is expected to be a director or executive officer following completion of the Acquisition as a group. For purposes of calculating this information, we have made two alternative sets of assumptions:

•	Assuming Minimum Conversion: This presentation assumes that no GHQ stockholders seek to convert their IPO shares into a pro rata portion of the trust account; and

•	Assuming Maximum Conversion: This presentation assumes that GHQ stockholders holding 30% of the IPO shares less one share (11,999,999 shares) vote against the Acquisition and elect to exercise their conversion rights.

See “Prospectus Supplement Summary—The Acquisition—Stockholder Approval of Initial Business Combination and other Closing Conditions.”

The unaudited pro forma financial statements contain important information regarding the assumptions used in calculating this information. See “Unaudited Pro Forma Condensed Consolidated Financial Data.”

			After the Acquisition **
			Assuming Minimum		Assuming Maximum
	Before the Acquisition*		Conversion		Conversion
Name and Address of Beneficial	Number of		Number of		Number of
Owner and Management	shares	% (1)	shares	%	shares (2)	% (2)

Before the Acquisition
Executive Officers and Directors(3)
Greenhill & Co., Inc. (4)	8,369,563	17.3%	12,874,887	12.0%	12,874,887	13.5%
Parker W. Rush	43,479	**	86,958	***	86,958	***
Kevin P. Clarke	43,479	**	86,958	***	86,958	***
Thomas C. Canfield	43,479	**	86,958	***	86,958	***
Harold J. Rodriguez, Jr. (4)(5)	15,000	**	30,000	***	30,000	***
Robert H. Niehaus (4)	398,276	**	598,276	***	598,276	***
Scott L. Bok (4)	525,800	1.1%	725,800	***	725,800	***
All executive officers and directors as a group (6 individuals)
5% Holders	1,069,513	2.2%	1,614,950	1.5%	1,614,950	1.7%
Bank of America Corporation (6)	3,655,500	7.5%	3,655,500	3.4%	3,655,500	3.8%
Citigroup Incorporated (7)	2,555,928	5.3%	4,065,728	3.8%	4,065,728	4.2%
Millennium Management LLC (8)	1,915,000	3.9%	8,636,800	8.0%	8,636,800	9.0%

			After the Acquisition **
			Assuming Minimum		Assuming Maximum
	Before the Acquisition*		Conversion		Conversion
Name and Address of Beneficial	Number of		Number of		Number of
Owner and Management	shares	% (1)	shares	%	shares (2)	% (2)

After the Acquisition
Matthew J. Desch	—	—	151,992	***	151,992	***
Alvin B. Krongard	—	—	130,420	***	130,420	***
Steven Pfeiffer	—	—	—	—	—	—
Terry Jones	—	—	—	—	—	—
J. Darrel Barros	—	—	—	—	—	—
Eric Morrison	—	—	280,446	***	280,446	***
John S. Brunette	—	—	—	—	—	—
Greg Ewert	—	—	277,789	***	277,789	***
Lt. Gen. John Campbell, (ret.)	—	—	29,642	***	29,642	***
Don Thoma	—	—	148,515	***	148,515	***
John Roddy	—	—	—	—	—	—
Lee Demitry	—	—	—	—	—	—
Syndicated Communications Venture Partners IV, L.P(9)	—	—	4,030,824	3.7%	4,030,824	4.2%
Syndicated Communications, Inc.(9)	—	—	5,280,539	4.9%	5,280,539	5.5%
Baralonco Limited(10)	—	—	10,647,997	9.9%	10,647,997	11.1%
All directors and executive officers as a group	1,069,513	2.2%	2,518,522	2.3%	2,518,522	2.6%

*	Figures before the Acquisition assume no exercise of our warrants since such warrants become exercisable only at the closing of the Acquisition. In addition, figures before the Acquisition do not give effect to (i) the forfeiture of common stock or warrants by our founding stockholder, (ii) the conversion of the note by Greenhill Europe, (iii) the Exchanges, (iv) this offering and (v) any Forward Purchases.

**	Figures after the Acquisition assume (i) the exercise of our current warrants and restructured warrants, (ii) the forfeiture of 1,441,176 founding stockholder’s shares, 8,369,533 founder warrants and 4,000,000 private placement warrants, (iii) the conversion of the $22.9 million note held by Greenhill Europe into 1,946,500 shares of our common stock, (iv) the repurchase of 3,655,500 current warrants from Banc of America and (v) the Exchanges (assuming 1,244,931 shares are issued in connection with the Exchanges). In addition, figures after the Acquisition do not give effect to this offering and any Forward Purchases.

***	Less than 1% of the outstanding shares of common stock.

(1)	Reflects the sale of 48,500,000 units under certain purchase agreements and in our IPO.

(2)	Assumes 11,999,999 shares are converted but that none of the holders listed on this table converted their shares.

(3)	Unless otherwise indicated, the business address of each of the individuals is 300 Park Avenue, 23rd Floor, New York, New York 10022.

(4)	Mr. Bok is our Chairman and Chief Executive Officer and is the Co-Chief Executive Officer and a managing director of Greenhill. Mr. Niehaus is our Senior Vice President and is Chairman of Greenhill Capital Partners and a managing director of Greenhill. Mr. Rodriguez is our Chief Financial Officer and is Chief Administrative Officer, Chief Compliance Officer, and a managing director of Greenhill.

(5)	These shares are held by Jacquelyn F. Rodriguez.

(6)	Derived from Schedule 13F filed by Bank of America Corporation reporting power to vote or direct the vote over and shared power to dispose or direct the disposition of 3,655,500 units. Reflects repurchase by GHQ, upon the closing of the Acquisition, of all 3,655,500 warrants associated with those units, pursuant to an agreement dated June 2, 2009. The business address of such reporting person is 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

(7)	Derived from Schedule 13F filed by Citigroup Incorporated reporting power to vote or direct the vote over and shared power to dispose or direct the disposition of 1,509,800 units and an additional 1,046,128 shares. The business address of such reporting person is 399 Park Avenue, New York, NY 10043. Adjusted to reflect warrants participating in the July 29, 2009 warrant restructuring.

(8)	Derived from Schedule 13F filed by Millennium Management LLC reporting power to vote over and dispose or direct the disposition of 1,915,000 shares and based upon July 29, 2009 warrant restructuring documentation. Address: 666 Fifth Avenue, 8th Floor, New York, NY 10103.

(9)	Address: 8515 Georgia Avenue, Suite 725, Silver Spring, MD 20910.

(10)	Address: c/o Fulbright & Jaworski LLP, 801 Pennsylvania Avenue, N.W., Washington, DC 20004.

SHARES ELIGIBLE FOR FUTURE RESALE

The following discussion of shares of our common stock eligible for future resale gives effect to (i) the issuance of shares of our common stock as purchase consideration to the Iridium Sellers in the Acquisition, (2) the forfeiture of 1,441,176 shares of our common stock by our founding stockholder, (3) the issuance of 1,244,931 shares of our common stock issued in connection with the Exchanges, (4) this offering (not including the underwriters’ option to purchase additional shares) and (5) the Forward Purchase of 10,395,763 shares of our common stock pursuant to the agreements we announced on September 2, 2009. This discussion does not reflect, unless otherwise indicated, the convertible note on an as converted basis because the earliest date that Greenhill Europe can convert the convertible note is October 24, 2009. In addition, this discussion assumes that no GHQ stockholders seek to convert their IPO shares into a pro rata portion of the trust account. See “Prospectus Supplement Summary—The Acquisition—Stockholder Approval of Initial Business Combination and other Closing Conditions.”

Upon completion of the transactions described above, we will have 83,351,492 shares of common stock outstanding, of which 45,604,237 shares will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the remaining 37,747,255 shares will be restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering and 36,502,324 of these restricted shares of common stock are subject to a one-year “lock-up agreement,” as described below. In addition, shares of our common stock are subject to a 90-day lock-up agreement and we have granted certain registration rights, as described below.

Rule 144

The SEC has adopted amendments to Rule 144 which became effective on February 15, 2008 and apply to securities acquired both before and after that date. Under these amendments, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the total number of securities of the same class then outstanding; or

•	the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Such sales must also comply with the manner of sale and notice provisions of Rule 144.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Historically, the SEC staff has taken the position that Rule 144 is not available for the resale of securities initially issued by companies that are, or previously were, blank check companies like us, to their promoters or affiliates despite technical compliance with the requirements of Rule 144. The SEC has codified and expanded this position in the amendments discussed above by prohibiting the use of Rule 144 for resale of securities issued by any shell companies (other than business combination related shell companies) or any issuer that has been at any time previously a shell company. The SEC has provided an important exception to this prohibition, however, if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, if all of these conditions are met, our initial stockholders, the Warrantholders who receive shares of our common stock in the Exchanges and the sellers of Iridium Holdings units who receive shares of our common stock at the closing of the Acquisition will be able to sell their restricted shares of our common stock pursuant to Rule 144 without registration one year after we have completed the Acquisition.

Registration Rights

We have granted registration rights in connection with the restructured warrants and shares of our common stock to be issued in the Exchanges, which require us to file a shelf registration statement as soon as practicable following the issuance of the restructured warrants, but in no event later than 15 business days following the issuance of the restructured warrants. This shelf registration statement will be required to cover the sale of 14,368,525 restructured warrants, 14,368,525 shares of our common stock underlying such restructured warrants and 1,244,931 shares of our common stock issued in the Exchanges. We expect to issue the restructured warrants immediately following the closing of the Acquisition. If the shelf registration statement is not declared effective by the SEC within 30 business days following the issuance of the restructured warrants, the Warrantholders have the right to sell to us, for cash, the restructured warrants for a price equal to the difference between the weighted average price of the shares of our common stock during a certain period over the exercise price of the restructured warrants.

In addition, as soon as practicable following closing of Acquisition, we intend to file a shelf registration statement to permit holders of 13,526,667 warrants to convert such warrants and receive 13,526,667 shares of our common stock. We also intend to file a shelf registration statement to provide for the resale of 3,655,500 shares of our common stock currently held by Banc of America, the underwriter of our IPO.

At the closing of the Acquisition, we will also enter into a registration rights agreement with each seller of Iridium Holdings units, our founding stockholder and our other initial stockholders. Greenhill Europe has agreed to become a party to this registration rights agreement upon its conversion of the $22.9 million note it holds into shares of our common stock, which may occur no earlier than October 24, 2009. Pursuant to this registration rights agreement, such persons will be granted certain registration rights with respect to the registration of 38,448,824 shares of common stock and 130,437 warrants, which includes shares of our common stock received by holders of Iridium Holdings units in the Acquisition, shares of our common stock and warrants held by our founding and initial stockholders and the common stock issuable upon conversion of the note held by Greenhill Europe. Under this registration rights agreement, we will be required to file a shelf registration statement as soon as reasonably practicable after the closing of the Acquisition and related transactions, with a view to such registration statement becoming effective six months from the date of the closing of the Acquisition. However, pursuant to an underwriting agreement dated          , 2009, we have agreed not to file this registration statement for a period of 90 days after the date of this prospectus supplement.

Certain holders of the registration rights, subject to certain limitations, may exercise a demand registration right in order to permit such holders to sell their registrable shares of common stock in an underwritten public offering under the shelf registration statement. Whenever we propose to register any of our securities under the Securities Act, holders of registration rights will have the right to request the inclusion of their registrable shares of common stock in such registration.

The resale of shares of our common stock in the public market upon exercise of these registration rights could adversely affect the market price of our common stock or impact our ability to raise additional equity capital. Except as set forth below, our stockholders and warrantholders are not subject to any “lock-ups” restricting the transfer of the securities held by them.

Lock-Up Agreements

Each seller of Iridium Holdings units who receives shares of our common stock at the closing of the Acquisition, our founding stockholder and our other initial stockholders have agreed to a one-year “lock-up” for the shares of our common stock they will hold following the closing of the Acquisition, except for underwritten secondary offerings approved by our Board of Directors anytime after six months from the closing of the Acquisition. Greenhill Europe has agreed to enter into a similar one-year “lock-up,” also subject to the exception described above, commencing on the date it converts the $22.9 million note it holds into shares of our common stock and enters into the registration rights agreement described above. These lock-ups limit, to an extent, the volume of our shares available for public trading, which may have an adverse effect on the market for our common stock. Upon the termination, expiration or waiver of the lock-ups, a total of 36,502,324 shares of our common stock (or 38,448,824 shares including the shares of our common stock issuable upon conversion of Greenhill Europe’s $22.9 million note) will become available to trade on the public markets, which may have a material adverse effect on the market for our common stock.

In addition, in connection with this offering, we, each of our directors and our executive officers, and certain of our stockholders, have agreed to a lock-up for a period of 90 days after the date of this prospectus supplement. See “Underwriting.”

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “Non-U.S. Holder.” Except where noted, this summary deals only with common stock that is held as a capital asset by a Non-U.S. Holder. A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

A “Non-U.S. Holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and partners in such partnerships should consult their own tax advisors.

This discussion is based on current provisions of the Code, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service (the “IRS”) and other applicable authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

WE URGE PROSPECTIVE HOLDERS OF COMMON STOCK TO CONSULT THEIR TAX ADVISORS REGARDING THEIR PARTICULAR U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS.

Dividends

Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide an IRS Form W-8BEN certifying its entitlement to benefits under a treaty. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

The withholding tax does not apply to dividends paid to a Non-U.S. Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the dividends will be taxable as Effectively Connected Income, as described below under “—Gain on Sale of Other Disposition of Common Stock.”

A Non-U.S. Holder of common stock may obtain a refund or credit of excess amounts withheld by filing an appropriate claim with the IRS.

Gain on Sale or Other Disposition of Common Stock

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on a sale or other disposition of our common stock, unless:

•	the gain is effectively connected with the holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, is attributable to a U.S. permanent establishment maintained by the holder) (“Effectively Connected Income”); or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and the holder holds or has held, actually or constructively, more than 5% of our Common Stock at any time during the five-year period ending on the date of the disposition.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

Effectively Connected Income generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons, subject to an applicable treaty providing otherwise. If a Non-U.S. Holder is a corporation, the branch profits tax also may apply with respect to such income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on our common stock. Unless a Non-U.S. Holder complies with certification procedures to establish that it is not a United States person, information returns may be filed with the IRS in connection with a sale or other disposition of common stock and the Non-U.S. Holder may be subject to U.S. backup withholding on dividends and proceeds from a sale or other disposition of common stock. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid backup withholding as well.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against a Non-U.S. Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

U.S. Federal Estate Tax

Individuals who are Non-U.S. Holders at the time of their death and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2009, the underwriters named below, for whom Raymond James & Associates, Inc., RBC Capital Markets Corporation and Stifel, Nicolaus & Company, Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of our common stock set forth opposite their names below:

Number of
Underwriters	Firm Shares

Raymond James & Associates, Inc.
RBC Capital Markets Corporation
Stifel, Nicolaus & Company, Incorporated

Total	16,000,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale and subject to the closing of the Acquisition. The underwriting agreement provides that the obligation of the underwriters to purchase and accept delivery of the common stock offered by this prospectus supplement are subject to approval of certain legal matters by its counsel and to other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus supplement, if any are purchased, other than those covered by the option to purchase additional shares described below.

Contingent Nature of Offering

This offering is conditioned upon the closing of the Acquisition. The closing of the Acquisition is subject to the satisfaction of a number of conditions, including, among other things, stockholder approval of the Acquisition, the issuance of our common stock to the sellers at the closing of the Acquisition, the amendment of our certificate of incorporation and the receipt of certain regulatory approvals. If we are unable to complete the Acquisition prior to the scheduled closing of this offering, no shares of common stock will be sold and delivered in this offering. As a result, investors are advised not to sell shares of common stock to be acquired in this offering prior to the closing of this offering, as secondary trades in the shares of common stock will not settle if this offering does not close. See “Prospectus Supplement Summary—The Acquisition” and “Risk Factors—This offering is conditioned upon the closing of the Acquisition, and we may be unable to complete the Acquisition.”

Option to Purchase Additional Shares

We have granted the underwriters an option, exercisable within 40 days after the date of this prospectus supplement, to purchase from time to time up to an aggregate of 2,400,000 additional shares of common stock, at the same price per share as they are paying for the shares shown in the table above. If the underwriters exercise their option to purchase any of the additional 2,400,000 shares, each underwriter, subject to certain conditions, will become obligated to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus supplement are being sold.

Commission and Discounts

The underwriters propose to offer the common stock directly to the public at the public offering price indicated on the cover page of this prospectus supplement and to various dealers at that price less a concession not to exceed $      per share. After this offering, the public offering

price, concession and reallowance to dealers may be reduced by the underwriters. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus supplement. The shares of common stock are offered by the underwriters as stated in this prospectus supplement, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The following table summarizes the underwriting compensation to be paid to the underwriters by us. These amounts assume both no exercise and full exercise of the underwriters’ option to purchase additional shares. We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discount referred to below, will be approximately $          .

Total
		No Exercise of	Full Exercise of
		Over-allotment	Over-allotment
	Per Share	Option	Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

Indemnification

We and Iridium Holdings have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and the Exchange Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Lock-up Agreements

Subject to specified exceptions, each of our directors and our executive officers, and certain of our stockholders, have agreed for a period of 90 days after the date of this prospectus supplement, not to directly or indirectly, without the prior written consent of Raymond James & Associates, Inc. (1) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any stock, options, warrants or other securities of the Company, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any stock, options, warrants or other securities of the Company held by such person or entity or acquired by such person or entity after the date of the lock-up agreement or that may be beneficially owned by the person or entity, or (2) exercise or seek to exercise or effectuate in any manner any rights of any nature that the person or the entity has or may have hereafter to require us to register under the Securities Act, the sale, transfer or other disposition of any of the securities held or deemed to be beneficially owned by the person or entity, or to otherwise participate as a selling securityholder in any manner in any registration by us under the Securities Act.

In addition we have agreed that for a period of 90 days after the date of this prospectus supplement, we will not directly or indirectly: (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock or securities convertible into or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise or (3) publicly disclose the intention to do any of the foregoing, in each case without the prior written consent of Raymond James & Associates, Inc. The foregoing restrictions shall not apply to: (a) the offer and sale of shares of common stock to the underwriters pursuant to the underwriting agreement, (b) the grant or the exercise of stock options or other securities convertible into or exchangeable for shares of common stock granted pursuant to existing GHQ stock option, stock bonus or other stock plans or arrangements in and as contemplated for Iridium Holdings’ officers following the closing of the Acquisition (including, but not limited to GHQ’s 401(k) plan and the 2009 Stock Incentive Plan), (c) the conversion into shares of common stock of the promissory note, which Greenhill Europe purchased from Iridium Holdings on or about October 24, 2008, (d) the offer and sale of shares of common stock or warrants as consideration for the purchase or exchange of the Company’s warrants from certain warrantholders in the Exchanges and the Forward Purchases, (e) the exercise of currently outstanding warrants, warrants issued in the Exchanges or securities convertible into or exchangeable for shares of our common stock, (f) the issuance of shares of common stock to holders of common units in Iridium Holdings in connection with the Acquisition and (g) the issuance of common stock or warrants to Motorola or any third party to which Motorola has assigned its intellectual property rights under certain license agreements between Motorola and Iridium Holdings (the “Motorola Assignee”); provided that Motorola and/or the Motorola Assignee agree to similar lock-up agreements for the remainder of the 90-day lock-up period.

We have also agreed not to file, or cause to be filed, during the 90-day lock-up period any registration statement, including any amendments to a registration statement, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any other securities other than (i) a resale registration statement that allows for the resale of 14,368,525 restructured warrants issued in connection with the Exchanges, 14,368,525 shares of our common stock underlying such restructured warrants and 1,244,931 shares of our common stock issued in the Exchanges, (ii) a shelf registration statement to permit holders of 13,526,667 warrants to convert such warrants and receive 13,526,667 shares of our common stock and (iii) a shelf registration statement to provide for the resale of 3,655,500 shares of our common stock currently held by Banc of America.

The 90-day lock-up periods described in the preceding paragraphs will automatically be extended if (1) during the last 17 days of the 90-day lock-up periods, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up periods, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up periods, then the lock-up periods shall automatically be extended and the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of the material event, as applicable, unless Raymond James & Associates, Inc. waives, in writing, such extension. Raymond James & Associates, Inc. may release any of the securities subject to these lock-up agreements at any time without notice.

Price Stabilization, Short Positions and Penalty Bids

Until this offering is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase shares of our common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock.

In connection with this transaction, the underwriters may engage in passive market making transactions in the common stock on the NYSE Amex or NASDAQ, as applicable, prior to the pricing and completion of this offering. Passive market making is permitted by SEC Regulation M and consists of displaying bids on the NYSE Amex or NASDAQ, as applicable, no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriter a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the NYSE Amex, NASDAQ or otherwise.

Electronic Distribution

A prospectus supplement in electronic format may be made available on websites or through other online services maintained by the underwriters of the offering, or by their affiliates. Other than the prospectus supplement in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of the prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Listing

Our common stock is listed on the NYSE Amex under the symbol “GHQ.” We intend to delist the shares of our common stock on the NYSE Amex and seek to have the shares of our common stock approved for listing on the NASDAQ following the pricing of this offering.

Selling Restrictions

Public Offer Selling Restrictions Under the Prospectus Directive

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus supplement and the accompanying prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus supplement pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression of an “offer to securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus supplement and the accompanying prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers of the securities or the underwriters.

United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article (2)(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling under Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement and the accompanying prospectus or any of their contents.

Affiliations

Each of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, financial advisory and other financial services to us and our affiliates for which they have received, and in the future may receive, advisory or transaction fees, as applicable, plus out-of-pocket expenses of the nature and in amounts customary in the industry for these financial services. We expect to continue to use any one or more of the underwriters for various services in the future.

NOTICE TO INVESTORS

Under our proposed second amended and restated certificate of incorporation, we will have the right to restrict the ownership or proposed ownership of our common stock or preferred stock by any person, if such ownership or proposed ownership: (i) is or could be inconsistent with, or in violation of, any provision of the Communications Act of 1934 and the rules and regulations promulgated thereunder (“FCC Laws”); (ii) will or may limit or impair our business activities under the FCC Laws; or (iii) will or could subject us to any specific rule, regulation or policy under the FCC Laws, to which we were not subject prior to such ownership or proposed ownership (collectively, “FCC Limitation”).

Our proposed second amended and restated certificate of incorporation also gives us the right to request from our stockholders or proposed stockholders (by transfer of stock or otherwise), certain information, including information relating to such stockholder’s or proposed stockholder’s citizenship, affiliations and ownership or interest in other companies, if we believe that such stockholder’s or proposed stockholder’s ownership of our securities may result in an FCC Limitation.

If we do not receive the information we request from any stockholder or proposed stockholder or conclude that a person’s ownership or proposed ownership or the exercise by any person of any ownership right may result in an FCC Limitation, we will have the right to, and until we determine in our sole discretion that no FCC Limitation will occur: (i) refuse to permit a transfer of stock to a proposed stockholder; (ii) suspend rights of stock or equity ownership which could cause an FCC Limitation; and/or (iii) redeem our common stock or preferred stock held by any person.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed on for us by Davis Polk & Wardwell LLP, New York, New York. Certain legal matters with respect to this offering relating to Iridium Holdings will be passed upon for Iridium Holdings by Simpson Thacher & Bartlett LLP, New York, New York. The underwriters are being represented by Morrison & Foerster LLP, New York, New York.

EXPERTS

GHQ’s financial statements as of December 31, 2008, and the related statements of operations, changes in stockholders’ equity, and cash flows for the year ended December 31, 2008, and for the period from November 2, 2007 (inception) to December 31, 2008 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, from GHQ’s Annual Report on Form 10-K for the year ended December 31, 2008. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

GHQ’s financial statements as of December 31, 2007, and the related statements of operations, changes in stockholder’s equity, and cash flows for the period from November 2, 2007 (inception) to December 31, 2007 have been audited by Eisner LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, from GHQ’s Annual Report on Form 10-K for the year ended December 31, 2008. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Iridium Holdings as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 appearing in our Proxy Statement on Schedule 14A (filed with the SEC on August 28, 2009) have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following location of the SEC:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers like us who file electronically with the SEC. The address of the site is http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement, except for any information superseded by information that is included directly in this prospectus supplement or incorporated by reference subsequent to the date of this prospectus supplement.

Iridium Holdings, as a private company, has not been required to prepare or file periodic and other reports with the SEC; all SEC filings are those of GHQ.

This prospectus supplement incorporates by reference the documents listed below and any future filings that we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than information in the documents or filings that is deemed to have been furnished and not filed), until this offering has been completed.

GHL Acquisition Corp. SEC Filings	Period or date filed

Annual Report on Form 10-K, as amended	Fiscal year ended December 31, 2008
Quarterly Report on Form 10-Q, as amended	Quarterly period ended March 31, 2009
Quarterly Report on Form 10-Q	Quarterly period ended June 30, 2009
Current Reports on Form 8-K	Filed on January 22, 2009 (item 4.01 only), February 26, 2009, April 28, 2009, April 30, 2009, June 2, 2009, June 3, 2009, July 29, 2009 (items 1.01, 3.02 and 8.01 only), July 30, 2009, August 17, 2009 and September 3, 2009
Proxy Statement on Schedule 14A	Filed on August 28, 2009

Documents incorporated by reference are available from the SEC as described above or from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this prospectus supplement by requesting them in writing or by telephone at the following address:

GHL Acquisition Corp.
300 Park Avenue
New York, NY 10022
(212) 372-4180

PROSPECTUS

GHL ACQUISITION CORP.

Common Stock, Preferred Stock and Debt Securities

We may, upon the completion of our proposed acquisition of Iridium Holdings, sell common stock, preferred stock and debt securities from time to time in amounts, at prices and on terms that will be determined at the time of any such offering.

Each time our securities are offered pursuant to this prospectus, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell our securities without a prospectus supplement describing the method and terms of the offering.

We may sell our securities directly or to or through underwriters, to other purchasers and/or through agents. If any underwriters are involved in the sale of our securities offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between us and them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

Our common stock is listed on the NYSE Amex under the trading symbol “GHQ.” In connection with our proposed acquisition of Iridium Holdings, we intend to apply for listing on the Nasdaq Stock Market (“Nasdaq”).

We urge you to carefully read this prospectus and the accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our securities.

Investing in these securities involves certain risks. See “Risk Factors” in the documents which are incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 31, 2009.

You should rely only on the information contained in or incorporated by reference in this prospectus or any related prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

The terms “the Company,” “we,” “us” and “our” refer to GHL Acquisition Corp. (to be renamed Iridium Communications Inc. following the acquisition of Iridium Holdings), a Delaware corporation, including, except for periods prior to the date of completion of the acquisition, our subsidiary, Iridium Holdings. References to “GHQ” refer to GHL Acquisition Corp. prior to the completion of the acquisition of Iridium Holdings and references to “Iridium Holdings” refer to Iridium Holdings LLC and its subsidiaries prior to the completion of the acquisition. References to “Greenhill” or our “founding stockholder” refer to Greenhill & Co., Inc. References to “initial stockholders” refer to Greenhill and its permitted transferees. References to “public stockholders” refer to purchasers of shares of our common stock in our initial public offering or in the secondary market, including our founding stockholder, officers or directors and their affiliates to the extent they purchased or acquired shares in the initial public offering or in the secondary market.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the “SEC,” utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, offer or sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information” before deciding to invest in any of the securities being offered.

We have filed or incorporated by reference exhibits to the registration statement of which this prospectus forms a part. You should read the exhibits carefully for provisions that may be important to you.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and other documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. In some cases you can identify these statements by forward-looking words such as “may,” “might,” “should,” “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “potential,” “continue,” “believes” and similar expressions, although some forward-looking statements are expressed differently.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of us and/or Iridium Holdings LLC (“Iridium Holdings”) to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These risks and uncertainties include, but are not limited to, uncertainties regarding the timing of the proposed transaction with Iridium Holdings, whether the transaction will be approved by GHQ’s stockholders, whether the closing conditions will be satisfied (including receipt of regulatory approvals), as well as industry and economic conditions, competitive, legal, governmental and technological factors. There is no assurance that our or Iridium Holdings’ expectations will be realized. If one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected.

Such risks and uncertainties also include those set forth under “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2008 and in our Preliminary Proxy Statement on Schedule 14A filed on August 27, 2009, each incorporated herein by reference. Our forward-looking statements speak only as of the time they are made and do not necessarily reflect our outlook at any other point in time. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or for any other reason. However, readers should carefully review the risk factors set forth in other reports or documents we file from time to time with the SEC.

PROSPECTUS SUMMARY

GHL Acquisition Corp.

General

We are presently a blank check company formed on November 2, 2007 for the purpose of effecting an acquisition, through a merger capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or assets, which we refer to as our “initial business combination.”

We completed our initial public offering on February 21, 2008 of 40,000,000 units and recorded gross proceeds of approximately $408.0 million, consisting of $400 million from the initial public offering and $8.0 million from the sale of private placement warrants to our founding stockholder Greenhill. Upon the closing of the initial public offering, we paid $6.9 million of underwriting fees and placed $400.0 million of the total proceeds into a trust account. The remaining approximately $1.1 million was used to pay offering costs. Each unit consists of one share of common stock, $0.001 par value per share, and one warrant to purchase one share of our common stock at an initial exercise price of $7.00 per share, subject to adjustment. The units were sold at an offering price of $10.00 per unit.

We are not presently engaged in, and will not engage in, any substantive commercial business until the completion of our initial business combination. We intend to utilize the funds held in our trust account and our common stock in effecting the acquisition of Iridium Holdings, as described below.

Liquidation if No Business Combination

Our certificate presently provides that we will continue in existence only until February 14, 2010. If our certificate proposal is approved and we complete the proposed acquisition of Iridium Holdings, we will amend this provision in order to permit for our continued existence. If we do not complete an initial business combination by February 14, 2010, our corporate existence will cease except for the purpose of winding up our affairs and liquidating pursuant to Section 278 of Delaware General Corporation Law.

The Acquisition

General

We expect to acquire Iridium Holdings pursuant to a transaction agreement that provides for the acquisition, directly or indirectly, of all of the outstanding units of Iridium Holdings, with Iridium Holdings continuing as a subsidiary of ours. Following the acquisition, we plan to rename ourselves “Iridium Communications Inc.” Our offering of securities under this prospectus is contingent upon our successful acquisition of Iridium Holdings.

Stockholder Approval of Initial Business Combination and Other Closing Conditions

The affirmative vote of stockholders owning a majority of the shares sold in our initial public offering voting in person or by proxy at the special meeting is required to approve our initial business combination. However, our initial business combination will not be approved if the holders of 30% or more of the shares sold in our initial public offering vote against our initial business combination and properly exercise their rights to convert such shares sold in our initial public offering into cash. In connection with this vote, our founding stockholder, officers and directors, to the extent they own our common stock, have agreed to vote their shares in accordance with the majority of the shares of common stock voted by the public stockholders. The shares of common stock offered pursuant to this prospectus will not be entitled to vote in connection with the initial business combination.

The closing of our acquisition of Iridium Holdings is subject to a number of conditions set forth in the transaction agreement. For more information about the closing conditions to the acquisition, please see the section entitled “The Transaction Agreement — Conditions to the Closing of the Acquisition” in our Preliminary Proxy Statement on Schedule 14A filed on August 27, 2009.

Iridium Holdings LLC

Iridium Holdings is the second largest provider of mobile voice and data communications services via satellite, and the only provider of mobile satellite communications services offering 100% global coverage. Iridium Holdings’ satellite network provides communication services to regions of the world where existing wireless or wireline networks do not exist or are impaired, including extremely remote or rural land areas, open ocean, the Polar Regions and regions where the telecommunications infrastructure has been affected by political conflicts or natural disasters. Demand for Iridium Holdings’ mobile satellite services and products is growing as a result of the increasing need for reliable communication services in all locations. Iridium Holdings offers voice and data communications services to the U.S. and foreign governments, businesses, non-governmental organizations and consumers via its constellation of 66 in-orbit satellites, seven in-orbit spares and related ground infrastructure, including a primary commercial gateway. The U.S. government, directly and indirectly, has been and continues to be Iridium Holdings’ largest customer, generating $67.8 million, or 21.1%, of its total revenues for the year ended December 31, 2008, and $36.6 million, or 23.1%, of its total revenues for the six months ended June 30, 2009.

Additional Information

Our principal executive offices are located at 300 Park Avenue, 23rd Floor, New York, New York 10022 and our telephone number is (212) 372-4180. Following the acquisition of Iridium Holdings, our principal executive offices will be located at 6707 Democracy Boulevard Suite 300, Bethesda, Maryland 20817 and our telephone number will be (301) 571-6200.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes.

PLAN OF DISTRIBUTION

We may sell the securities in one or more of the following ways (or in any combination) from time to time:

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

The prospectus supplement will state the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by them;

•	the purchase price of such securities and the proceeds to be received by us, if any;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If we use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Underwriters and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933 (the “Securities Act”), or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

Each series of securities other than the common stock, which is currently listed on the NYSE Amex, will be a new issue of securities and will have no established trading market. Any underwriters to whom securities are sold for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange.

RATIO OF EARNINGS TO FIXED CHARGES

As of the date of this prospectus, we have had no fixed charges since our inception, and accordingly no ratios are shown for the six months ended June 30, 2009, the year ended December 31, 2008 and the period from November 2, 2007 (inception) to December 31, 2007. In addition, as of the date of this prospectus, we have not issued any preferred stock.

DESCRIPTION OF COMMON STOCK AND WARRANTS

General

The following is a summary of the material terms of our securities following the completion of our proposed acquisition of Iridium Holdings and is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read our proposed certificate in its entirety for a complete description of the rights and preferences of our securities following the acquisition of Iridium Holdings. The proposed amendments to our certificate are described in “Proposal II — Approval of the Amended and Restated Certificate of Incorporation” and the full text of the proposed second and amended certificate is attached as Annex B to our Preliminary Proxy Statement on Schedule 14A filed on August 27, 2009.

Authorized and Outstanding Stock

Our proposed second amended and restated certificate authorizes the issuance of 300,000,000 shares of common stock, par value $0.001, and 2,000,000 shares of preferred stock, par value of $0.0001. As of August 27, 2009, there were 48,500,000 shares of common stock outstanding and no shares of preferred stock outstanding. The outstanding shares of our common stock are, and the shares of our common stock issued in the acquisition of Iridium Holdings will be, duly authorized, validly issued, fully paid and non-assessable.

Units

Each of our units consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $7.00 per share of common stock, subject to adjustment. Our units commenced trading on February 15, 2008.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. Holders of common stock have exclusive voting rights for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our certificate that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment.

Holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. The payment of dividends, if ever, on the common stock is subject to the prior payment of dividends on any outstanding preferred stock, of which there is currently none.

We have not paid any dividends on our common stock to date. The payment of dividends in the future will depend on our revenues and earnings, if any, capital requirements and general financial condition after our initial business combination is completed. The payment of any dividends subsequent to a business combination will be within the discretion of our then-board of directors. It is the intention of our present board of directors to retain any earnings for use in our business operations and, accordingly, we do not anticipate the board declaring any dividends in the foreseeable future.

In the event of any voluntary or involuntary liquidation, dissolution or winding up and after payment or provision for payment of our debts and other liabilities and of the preferential and other amounts, if any, to which the holders of any preferred stock will be entitled, the holders of all outstanding common shares will be entitled to receive our remaining assets available for distribution ratably in proportion to the number of common shares held by each stockholder.

Our proposed certificate allows us to restrict the ownership or proposed ownership of our common stock or preferred stock by any person, if such ownership or proposed ownership: (i) is or could be inconsistent with, or in violation of, any provision of laws of the Federal Communications Commission (“FCC”); (ii) will or may limit or impair our business activities under the FCC laws; or (iii) will or could subject us to any specific rule, regulation or policy under the FCC laws, to which we were not subject prior to such ownership or proposed ownership (collectively, “FCC Limitation”).

Our proposed certificate also gives us the right to request from our stockholders or proposed stockholders (by transfer of stock or otherwise), certain information, including information relating to such stockholder’s or proposed stockholder’s citizenship, affiliations and ownership or interest in other companies, if we believe that such stockholder’s or proposed stockholder’s ownership of our securities may result in an FCC Limitation.

If we do not receive the information we request from any specific stockholder or conclude that a person’s ownership or proposed ownership or the exercise by any person of any ownership right may result in an FCC Limitation, we will have the right to, and until we determine in our sole discretion that no FCC Limitation will occur: (i) refuse to permit a transfer of stock to a proposed stockholder; (ii) suspend rights of stock or equity ownership which could cause an FCC Limitation; and/or (iii) redeem our common stock or preferred stock held by any person.

Holders of our common stock have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Founding Stockholder’s Units

On November 13, 2007, our founding stockholder purchased an aggregate of 11,500,000 of our units for $25,000 in cash, at a purchase price of approximately $0.003 per unit. On January 10, 2008, we canceled 1,725,000 units, which were surrendered by our founding stockholder in a recapitalization, leaving our founding stockholder with a total of 9,775,000 units (of which 1,275,000 were subject to forfeiture). On February 1, 2008, our founding stockholder transferred at cost an aggregate of 150,000 of these founding stockholder’s units to Thomas C. Canfield, Kevin P. Clarke and Parker W. Rush (of which 19,563 were forfeited because the underwriter did not exercise the over-allotment option), each of whom is a director. Of the 9,775,000 of our units purchased, 1,275,000 units were forfeited on March 27, 2008, following the expiration of the over-allotment option granted to the underwriters in our initial public offering. Pursuant to a letter agreement, dated September 22, 2008, our founding stockholder has agreed to forfeit 1,441,176 shares of common stock and 8,369,563 warrants obtained in the November 13, 2007 unit purchase, upon the closing of the acquisition of Iridium Holdings. Therefore, upon the closing of the acquisition, our founding stockholder will own 6,928,387 shares (not including any shares that may result from conversion of the convertible note which Greenhill & Co. Europe Limited purchased from Iridium Holdings on October 24, 2008).

Warrants

Public Stockholders’ Warrants

We sold 40.0 million warrants in the initial public offering, which will remain outstanding following the closing of the acquisition of Iridium Holdings. The warrants started trading separately as of the opening of trading on March 20, 2008. Each warrant entitles the registered holder to purchase one share of our common stock at a price of $7.00 per share, subject to adjustment, as discussed below, at any time commencing on the completion of our initial business combination, provided that we have an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available.

The warrants will expire on February 14, 2013 at 5:00 p.m., New York time, or earlier upon redemption. Once the warrants become exercisable, we may call the warrants for redemption, in whole and not in part, at a redemption price of $0.01 per warrant if, and only if, the reported last sale price of our common stock equals or exceeds $14.25 per share for any 20 trading days within a 30-trading-day period ending on the third business day prior to the date on which the notice of redemption is given, and only if on the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants we have an effective registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available.

If the foregoing conditions are satisfied and we issue a notice of redemption, each warrant holder can exercise his or her warrant prior to the scheduled redemption date. However, there is no guarantee that the price of the common stock will exceed the $14.25 trigger price or the $7.00 exercise price after the redemption notice is issued.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, acquisition or consolidation. However, the exercise price and number of shares of common stock issuable on exercise of the warrants will not be adjusted for issuances of common stock at a price below the warrant exercise price.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. Holders of warrants will not be entitled to a net cash settlement upon exercise of the warrants. Warrant holders do not have the rights or privileges of holders of common stock, including voting rights, until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No warrants will be exercisable unless at the time of exercise we have an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available. Under the warrant agreement, we have agreed to use our best efforts to have an effective registration statement covering shares of common stock issuable on exercise of the warrants and to maintain a current prospectus relating to the common stock from the date the warrants become exercisable to the date the warrants expire or are redeemed.

Founding Stockholder’s Warrants

In addition to the warrants obtained in the unit purchase described above, our founding stockholder purchased 8,000,000 warrants in a private placement that closed simultaneously with the closing of our initial public offering. Pursuant to letter agreements, dated September 22, 2008 and April 28, 2009, our founding stockholder has agreed to forfeit upon the closing of the acquisition of Iridium Holdings, 4,000,000 of the founding stockholder’s warrants originally purchased in the private placement. Therefore, upon the closing of the acquisition of Iridium Holdings, there will be 4,000,000 warrants outstanding held by our founding stockholder, which our founding stockholder has agreed to exchange, immediately thereafter, for restructured warrants as set forth below.

In addition, upon the closing of the acquisition of Iridium Holdings, there will be 130,437 warrants outstanding that our founding stockholder obtained in the unit purchase described above and transferred to our directors, Messrs. Rush, Canfield and Clarke. These warrants will only become exercisable upon the closing of the acquisition of Iridium Holdings, if the last sales price of our common stock equals or exceeds $14.25 per share for any 20 trading days within any 30 trading day period beginning 90 days after the closing of the acquisition and if there is an effective registration statement covering the shares of our common stock issuable upon exercise of the warrants and a current prospectus relating to them is available.

Deferred Underwriting Commission Forfeiture, Forward Purchases and Warrant Repurchases and Exchanges

On June 2, 2009, we entered into an agreement with Banc of America Securities LLC, the underwriter of our initial public offering, and its affiliate, pursuant to which Banc of America Securities LLC has agreed to reduce the deferred underwriting commissions payable upon the closing of the acquisition of Iridium Holdings by approximately $8.2 million. In addition, Banc of America Securities LLC or its affiliate agreed to sell to us, immediately after the closing of the acquisition of Iridium Holdings, 3,655,500 of our warrants for $1,827,750.

Prior to the closing of the acquisition of Iridium Holdings, we may, in privately negotiated transactions, enter into agreements to repurchase, subject to the closing of the acquisition of Iridium Holdings, specified amounts of our outstanding common stock (“Forward Purchases”), from a limited number of our stockholders who have invested in our common stock based on investment strategies that we believe are focused on fixed income like returns rather than the underlying business and growth prospects of the Company following completion of the acquisition of Iridium Holdings. We expect these investors, based on their investment strategies, would seek to exit their investment in us in connection with or shortly following the closing of the acquisition of Iridium Holdings. We believe it is important for the Company to develop a stockholder base with a longer term view, interested in and knowledgeable about the Company’s underlying business and growth prospects and believe that the combination of Forward Purchases and the first offering under this prospectus (the “Future Offering”) will permit us to accelerate this transition. We recently initiated discussions with a limited number of stockholders about their willingness to enter into Forward Purchases. We expect that the purchase price for any Forward Purchase would be at least equal to the amount the stockholder could receive by voting against the acquisition and exercising conversion rights. We also expect that, since any Forward Purchases will be conditioned upon the closing of the acquisition of Iridium Holdings, a stockholder agreeing to enter into a Forward Purchase would be required to agree to vote in favor of the acquisition. We have not entered into any Forward Purchases but intend to file a Current Report on Form 8-K within the requisite time period disclosing the Forward Purchase if and when we do enter into a Forward Purchase.

On July 29, 2009, we entered into agreements to repurchase and/or restructure 26,817,833 warrants issued in our initial public offering in privately negotiated transactions (the “Exchanges”) from certain of our warrant holders (the “Warrantholders”), subject to the closing of the acquisition of Iridium Holdings. We negotiated to repurchase and/or restructure these warrants to reduce significantly the magnitude of the potential dilution to our stockholders and potential short selling in connection with and following consummation of the acquisition of Iridium Holdings. As part of the Exchanges, we have agreed:

•	to purchase 12,449,308 existing warrants issued in our initial public offering for a total of $3,112,327 of cash and $12,449,308 of our common stock, with the number of shares of our common stock to be determined based on the offering price per share of our common stock sold in the Future Offering (provided that the price per share of our common stock in the Future Offering shall be deemed to be the lesser of (x) the actual price in this offering and (y) $10.00 per share of our common stock);

•	to restructure 14,368,525 existing warrants and to enter into a new warrant agreement with respect to the restructured warrants with terms substantially similar to the terms set forth in the warrant agreement with respect to the existing warrants issued in our initial public offering, with the exception that (i) the exercise price of the restructured warrants will be 115% of the price per share of our common stock sold by us in the Future Offering (provided that the price per share of our common stock in the Future Offering shall be deemed to be the lesser of (x) the actual price in the Future Offering and (y) $10.00 per share of our common stock), (ii) the exercise period for the restructured warrants will be extended by two years to February 2015, and (iii) the price of our common stock at which we can redeem the restructured warrants will be increased to $18.00; and

•	to file with the SEC, as soon as practicable following the issuance of the restructured warrants, but in no event later than 15 business days following the issuance of the restructured warrants, a resale registration statement to allow for the resale of restructured warrants and the shares of our common stock underlying such restructured warrants. If the resale registration statement for the restructured warrants is not declared effective by the SEC within 30 business days following the issuance of the restructured warrants, the Warrantholders have the right to sell to us, for cash, the restructured warrants for a price equal to the difference between the weighted average price of the shares of our common stock during a certain period over the exercise price of the restructured warrants. We expect to issue the restructured warrants immediately following the closing of the acquisition of Iridium Holdings

As set forth above, our founding stockholder has agreed to exchange 4,000,000 warrants held by it into restructured warrants. In addition, our current chairman and chief executive officer, Scott L. Bok, and our current senior vice president, Robert H. Niehaus, have agreed to exchange 400,000 warrants purchased by them in our initial public offering into the restructured warrants.

Upon the closing of the acquisition of Iridium Holdings, giving effect of the foregoing transactions, including the purchase of warrants from Banc of America Securities LLC and its affiliate and the warrant restructuring, there will be 13,657,104 warrants outstanding with an exercise price of $7.00 and 14,368,525 warrants outstanding with the exercise price for the restructured warrants as set forth above.

Registration Rights

As set forth above, we have granted registration rights in connection with the restructured warrants to be issued in the Exchanges, which require us to file a resale registration statement as soon as practicable following the issuance of the restructured warrants, but in no event later than 15 business days following the issuance of the restructured warrants. See “Description of Common Stock and Warrants — Warrant Repurchases and Exchanges and Deferred Underwriting Commission Forfeiture.”

At the closing of the acquisition of Iridium Holdings, we will also enter into a registration rights agreement with certain persons receiving shares of our common stock in the proposed acquisition of Iridium Holdings, our founding stockholder and our other initial stockholders, pursuant to which each such person will be granted certain registration rights with respect to the shares of our common stock and warrants held by them at that time and will be subject to certain transfer restrictions. Under this registration rights agreement, we will be required to file a shelf registration statement as soon as reasonably practicable after the closing of the proposed acquisition of Iridium Holdings, with a view to such registration statement becoming effective six months from the date of the closing of the acquisition. See “Other Transaction Agreements — Registration Rights Agreement” in our Preliminary Proxy Statement on Schedule 14A filed on August 27, 2009. Such registration rights agreement will supersede the existing registration rights agreement to which our founding stockholder and our other initial stockholders are parties.

We are also obligated to register approximately 3.7 million shares currently held by an underwriter in our initial public offering for resale.

Our Transfer Agent and Warrant Agent

The transfer agent for the shares of our common stock, warrants and units is American Stock Transfer & Trust Company.

Listing

Currently, our units, common stock and our warrants are listed on the NYSE Amex under the symbols “GHQ.U,” “GHQ” and “GHQ.WS,” respectively. In connection with our proposed acquisition of Iridium Holdings, we intend to apply for listing on the Nasdaq.

DESCRIPTION OF PREFERRED STOCK

Our proposed certificate provides that up to 2,000,000 shares of preferred stock may be issued from time to time in one or more classes or series without stockholder approval. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, including dividend rights, terms of redemption, conversion rights and liquidation preferences, applicable to the shares of each series. Our board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms and provisions of the debt securities. We will issue debt securities that will be senior debt under the senior debt indenture between us and a designated trustee, as senior debt trustee. We will issue debt securities that will be subordinated debt under the subordinated debt indenture between us and a designated trustee, as subordinated debt trustee. This prospectus refers to the senior debt indenture and the subordinated debt indenture individually as the indenture and collectively as the indentures. This prospectus refers to the senior debt trustee and the subordinated debt trustee individually as the trustee and collectively as the trustees. When we offer to sell a particular series of debt securities, we will describe the specific terms for the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

We have summarized certain terms and provisions of the indentures. The summary is not complete. The indentures have been incorporated by reference as an exhibit to the registration statement for these securities that we have filed with the SEC. You should read the indentures for the provisions which may be important to you. The indentures are subject to and governed by the Trust Indenture Act of 1939, as amended. The indentures are substantially identical, except for the provisions relating to subordination. See “— Subordinated Debt.”

Neither indenture will limit the amount of debt securities which we may issue. We may issue debt securities up to an aggregate principal amount as we may authorize from time to time. The prospectus supplement will describe the terms of any debt securities being offered, including:

•	classification as senior or subordinated debt securities;

•	ranking of the specific series of debt securities relative to other outstanding indebtedness, including subsidiaries’ debt;

•	if the debt securities are subordinated, the aggregate amount of outstanding indebtedness, as of a recent date, that is senior to the subordinated securities, and any limitation on the issuance of additional senior indebtedness;

•	the designation, aggregate principal amount and authorized denominations;

•	the maturity date;

•	the interest rate, if any, and the method for calculating the interest rate;

•	the interest payment dates and the record dates for the interest payments;

•	any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

•	the place where we will pay principal and interest;

•	if other than denominations of $1,000 or multiples of $1,000, the denominations the debt securities will be issued in;

•	whether the debt securities will be issued in the form of global securities or certificates;

•	additional provisions, if any, relating to the defeasance of the debt securities;

•	the currency or currencies, if other than the currency of the United States, in which principal and interest will be paid;

•	any United States federal income tax consequences;

•	the dates on which premium, if any, will be paid;

•	our right, if any, to defer payment of interest and the maximum length of this deferral period;

•	any listing on a securities exchange;

•	the initial public offering price; and

•	other specific terms, including any additional events of default or covenants.

Senior Debt

We will issue under the senior debt indenture the debt securities that will constitute part of our senior debt. These senior debt securities will rank equally and pari passu with all other unsecured and unsubordinated debt of the Company.

Subordinated Debt

We will issue under the subordinated debt indenture the debt securities that will constitute part of our subordinated debt. These subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner set forth in the subordinated debt indenture, to all “senior indebtedness” of the Company. The subordinated debt indenture defines “senior indebtedness” the principal of (and premium, if any) and interest on all debt of the Company whether created, incurred or assumed before, on or after the date of the subordinated debt indenture. “Senior indebtedness” does not include nonrecourse obligations, the subordinated debt securities, redeemable stock or any other obligations specifically designated as being subordinate in right of payment to senior indebtedness. See the subordinated debt indenture, section 1.01.

In general, the holders of all senior indebtedness are first entitled to receive payment of the full amount unpaid on senior indebtedness before the holders of any of the subordinated debt securities or coupons are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events. These events include:

•	any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings which concern the Company or a substantial part of its property;

•	a default having occurred for the payment of principal, premium, if any, or interest on or other monetary amounts due and payable on any senior indebtedness or any other default having occurred concerning any senior indebtedness, which permits the holder or holders of any senior indebtedness to accelerate the maturity of any senior indebtedness with notice or lapse of time, or both. Such an event of default must have continued beyond the period of grace, if any, provided for such event of default, and such an event of default shall not have been cured or waived or shall not have ceased to exist; or

•	the principal of, and accrued interest on, any series of the subordinated debt securities having been declared due and payable upon an event of default pursuant to section 6.01 of the subordinated debt indenture. This declaration must not have been rescinded and annulled as provided in the subordinated debt indenture.

If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated in this prospectus by reference will set forth the approximate amount of senior indebtedness outstanding as of the end of the most recent fiscal quarter.

Events of Default

When we use the term “Event of Default” in the indentures with respect to the debt securities of any series, here are some examples of what we mean:

(1)	default in the payment of the principal of any debt security of such series when the same becomes due and payable at maturity, upon acceleration, redemption or mandatory repurchase, including as a sinking fund installment, or otherwise;

(2)	default in the payment of interest on any debt security of such series when the same becomes due and payable, and such default continues for a period of 30 days;

(3)	default in the performance of or breaches of any other covenant or agreement of the Company in either indenture with respect to any debt security of such series or in the debt security of such series and such default or breach continues for a period of 30 consecutive days or more after written notice to the Company by the trustee or to the Company and the trustee by the holders of 25% or more in aggregate principal amount of the debt securities of all series affected thereby specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” under the indenture;

(4)	certain events of bankruptcy, insolvency, reorganization, administration or similar proceedings with respect to the Company or any material subsidiary; and

(5)	any other Events of Default set forth in the prospectus supplement.

If an Event of Default (other than an Event of Default specified in clause (4) with respect to the Company) under each indenture occurs with respect to the debt securities of any series and is continuing, then the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may by written notice, and the trustee at the request of the holders of not less than 25% in principal amount of the outstanding debt securities of such series will, require us to repay immediately the entire principal amount of the outstanding debt securities of that series (or such lesser amount as may be provided in the terms of the securities), together with all accrued and unpaid interest and premium, if any.

If an Event of Default under the indenture specified in clause (4) with respect to the Company occurs and is continuing, then the entire principal amount of the outstanding debt securities (or such lesser amount as may be provided in the terms of the securities) will automatically become due immediately and payable without any declaration or other act on the part of the trustee or any holder.

After a declaration of acceleration or any automatic acceleration under clause (4) described above, the holders of a majority in principal amount of outstanding debt securities of any series may rescind this accelerated payment requirement if all existing Events of Default, except for nonpayment of the principal and interest on the debt securities of that series that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding debt securities of any series also have the right to waive past defaults, except a default in paying principal or interest on any outstanding debt security, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the debt securities of that series.

Holders of at least 25% in principal amount of the outstanding debt securities of a series may seek to institute a proceeding only after they have made written request, and offered reasonable indemnity, to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice. In addition, within this 60- day period the trustee must not have received directions inconsistent with this written request by holders of a majority in principal amount of the outstanding debt securities of that series.

These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of principal, interest or any premium on or after the due dates for such payment.

During the existence of an Event of Default, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would under the circumstances in the conduct of that person’s own affairs. If an Event of Default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee reasonable security or indemnity. Subject to certain provisions, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

The trustee will, within 90 days after any Default occurs, give notice of the Default to the holders of the debt securities of that series, unless the Default was already cured or waived. Unless there is a default in paying principal, interest or any premium when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

We are required to furnish to each trustee an annual statement as to compliance with all conditions and covenants under the indenture.

Modification and Waiver

Each indenture may be amended or modified without the consent of any holder of debt securities in order to:

•	cure ambiguities, defects or inconsistencies;

•	provide for the assumption of our obligations in the case of a merger or consolidation;

•	establish the form or forms of debt securities of any series;

•	maintain the qualification of the indenture under the Trust Indenture Act;

•	evidence and provide for the acceptance of appointment under the indenture with respect to the debt securities of any or all series by a successor trustee and to add to or change any of the provisions of each indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one trustee;

•	provide for uncertificated or unregistered debt securities; and

•	make any change that does not materially and adversely affect the rights of any holder.

Other amendments and modifications of each indenture or the debt securities issued may be made with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of each series affected by the amendment or modification. However, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

•	change the stated maturity of the principal of, or any sinking fund obligation or any installment of interest on, such holder’s debt security,

•	reduce the principal amount thereof or the rate of interest thereon;

•	reduce the above stated percentage of outstanding debt securities the consent of whose holders is necessary to modify or amend the indenture with respect to the debt securities of the relevant series; and

•	reduce the percentage in principal amount of outstanding debt securities of the relevant series the consent of whose holders is required for any supplemental indenture or for any waiver of compliance with certain provisions of the indenture or certain defaults and their consequences provided for in the indenture.

Covenants

Consolidation, Merger or Sale of Assets

We will not consolidate or combine with or merge with or into or, directly or indirectly, sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of our properties and assets to any person or persons in a single transaction or through a series of transactions, unless:

•	we shall be the continuing person or, if we are not the continuing person, the resulting, surviving or transferee person (the “surviving entity”) is a company organized and existing under the laws of the United States or any State or territory;

•	the surviving entity will expressly assume all of our obligations under the debt securities and each indenture, and will, if required by law to effectuate the assumption, execute supplemental indentures which will be delivered to the trustees and will be in form and substance reasonably satisfactory to the trustees;

•	immediately after giving effect to such transaction or series of transactions on a pro forma basis, no default has occurred and is continuing; and

•	we or the surviving entity will have delivered to the trustee an officers’ certificate and opinion of counsel stating that the transaction or series of transactions and a supplemental indenture, if any, complies with this covenant and that all conditions precedent in the indenture relating to the transaction or series of transactions have been satisfied.

If any consolidation or merger or any sale, assignment, conveyance, lease, transfer or other disposition of all or substantially all of our assets occurs in accordance with the indentures, the successor corporation will succeed to, and be substituted for, and may exercise every right and power of the Company under the indentures with the same effect as if such successor corporation had been named as the Company. Except for (1) any lease or (2) any sale, assignment, conveyance, transfer, lease or other disposition to certain subsidiaries of the Company, we will be discharged from all obligations and covenants under the indentures and the debt securities.

Satisfaction, Discharge and Covenant Defeasance

We may terminate our obligations under each indenture, when:

•	either:

•	all debt securities of any series issued that have been authenticated and delivered have been delivered to the trustee for cancellation; or

•	all the debt securities of any series issued that have not been delivered to the trustee for cancellation will become due and payable within one year (a “Discharge”) and we have made irrevocable arrangements satisfactory to the trustee for the giving of notice of redemption by such trustee in our name, and at our expense and we have irrevocably deposited or caused to be deposited with the trustee sufficient funds to pay and discharge the entire indebtedness on the series of debt securities to pay principal, interest and any premium;

•	we have paid or caused to be paid all other sums then due and payable under such indenture; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent under such indenture relating to the satisfaction and discharge of such indenture have been complied with.

We may elect to have our obligations under each indenture discharged with respect to the outstanding debt securities of any series (“legal defeasance”). Legal defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities of such series under such indenture, except for:

•	the rights of holders of the debt securities to receive principal, interest and any premium when due;

•	our obligations with respect to the debt securities concerning issuing temporary debt securities, registration of transfer of debt securities, the Company’s right of optional redemption, mutilated, defaced, destroyed, lost or stolen debt securities and the maintenance of an office or agency for payment for security payments held in trust;

•	the rights, obligations and immunities of the trustee; and

•	the defeasance provisions of the indenture.

In addition, we may elect to have our obligations released with respect to certain covenants in each indenture (“covenant defeasance”). Any omission to comply with these obligations will not constitute a default or an event of default with respect to the debt securities of any series. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy and insolvency events, described under “Events of Default” will no longer constitute an event of default for that series.

In order to exercise either legal defeasance or covenant defeasance with respect to outstanding debt securities of any series:

•	we must irrevocably have deposited or caused to be deposited with the trustee as trust funds for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the holders of the debt securities of a series:

•	money in an amount;

•	U.S. Government Obligations; or

•	a combination of money and U.S. Government Obligations,

in each case sufficient without reinvestment, in the written opinion of an internationally recognized firm of independent public accountants to pay and discharge, and which shall be applied by the trustee to pay and discharge, all of the principal, interest and any premium at due date or maturity or if we have made irrevocable arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense, the redemption date;

•	in the case of legal defeasance, we have delivered to the trustee an opinion of counsel stating that, under then applicable Federal income tax law, the holders of the debt securities of that series will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge to be effected and will be subject to the same federal income tax as would be the case if the deposit, defeasance and discharge did not occur;

•	in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize gain or loss for U.S. federal income tax purposes as a result of the deposit and covenant defeasance to be effected and will be subject to the same federal income tax as would be the case if the deposit and covenant defeasance did not occur;

•	no default with respect to the outstanding debt securities of that series has occurred and is continuing at the time of such deposit after giving effect to the deposit or, in the case of legal defeasance, no default relating to bankruptcy or insolvency has occurred and is continuing at any time on or before the 123rd day after the date of such deposit, it being understood that this condition is not deemed satisfied until after the 123rd day;

•	we must have delivered to the trustee an opinion of counsel to the effect that

(1)	the creation of the defeasance trust does not violate the Investment Company Act of 1940 and

(2)	after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

•	if at such time the debt securities of such series are listed on a national securities exchange, the Company has delivered to the trustee an opinion of counsel to the effect that the debt securities of such series will not be delisted as a result of such deposit, defeasance and discharge;

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent with respect to the defeasance or covenant defeasance have been complied with; and

•	if the debt securities of such series are to be redeemed prior to the final maturity thereof (other than from mandatory sinking fund payments or analogous payments), notice of such redemption shall have been duly given pursuant to the indenture or provision therefor satisfactory to the trustee shall have been made.

FORMS OF SECURITIES

Each debt security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Registered global securities

We may issue the registered debt securities in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of GHQ, the trustees or any other agent of GHQ or agent of the trustees will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

VALIDITY OF THE SECURITIES

The validity of the securities offered through this prospectus will be passed on for us by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

Our financial statements as of December 31, 2008, and the related statements of operations, changes in stockholders’ equity, and cash flows for the year ended December 31, 2008, and for the period from November 2, 2007 (inception) to December 31, 2008 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, from our Annual Report on Form 10-K for the year ended December 31, 2008. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Our financial statements as of December 31, 2007, and the related statements of operations, changes in stockholder’s equity, and cash flows for the period from November 2, 2007 (inception) to December 31, 2007 have been audited by Eisner LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, from our Annual Report on Form 10-K for the year ended December 31, 2008. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Iridium Holdings LLC as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 appearing in our Preliminary Proxy Statement on Schedule 14A (filed with the Securities and Exchange Commission on August 27, 2009) have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following location of the Securities and Exchange Commission:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers like us who file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document.

This prospectus incorporates by reference the documents listed below and any future filings that we make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than information in the documents or filings that is deemed to have been furnished and not filed), until all the securities offered under this prospectus are sold.

GHL Acquisition Corp. Securities and Exchange Commission Filings	Period or Date Filed

Annual Report on Form 10-K and Form 10-K/A	Fiscal year ended December 31, 2008
Quarterly Report on Form 10-Q and Form 10-Q/A	Quarterly period ended March 31, 2009
Quarterly Report on Form 10-Q	Quarterly period ended June 30, 2009
Current Reports on Form 8-K	Filed on January 22, 2009, February 26, 2009, April 28, 2009, April 30, 2009, June 2, 2009, July 29, 2009 (items 1.01, 3.02 and 8.01 only), July 30, 2009 and August 17, 2009
Preliminary Proxy Statement on Schedule 14A	Filed on August 27, 2009

Documents incorporated by reference are available from the Securities and Exchange Commission as described above or from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone at the following address:

GHL Acquisition Corp.
300 Park Avenue
New York, NY 10022
(212) 372-4180

Prospectus Supplement

16,000,000 Shares

GHL ACQUISITION CORP.

Common Stock

PROSPECTUS SUPPLEMENT

RAYMOND JAMES

RBC CAPITAL MARKETS

STIFEL NICOLAUS

          , 2009